As filed with the Securities and Exchange Commission on October 22, 2024

Registration No. 333-282519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESBANCO, INC.

(Exact name of registrant as specified in its charter)

West Virginia	6021	55-0571723
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Bank Plaza Wheeling, West Virginia 26003 (304) 234-9000 (Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Jeffrey H. Jackson

President and Chief Executive Officer

Wesbanco, Inc.

1 Bank Plaza

Wheeling, West Virginia 26003

(304) 234-9000

(Name, address, including zip

code, and telephone number, including

area code, of agent for service)

With Copies to:

James C. Gardill, Esq. Phillips, Gardill, Kaiser & Altmeyer, PLLC 61 Fourteenth Street Wheeling, West Virginia 26003 (304) 232-6810	Jeffrey W. Acre, Esq. K&L Gates LLP K&L Gates Center 210 Sixth Avenue Pittsburgh, Pennsylvania 15222-2613 (412) 355-6500	J. Brennan Ryan, Esq. Brittany M. McIntosh, Esq. Nelson Mullins Riley & Scarborough LLP 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 (404) 322-6000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger of Premier Financial Corp. with and into Wesbanco, Inc.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction in which such offer or solicitation would be unlawful.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 22, 2024

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

The board of directors of Wesbanco, Inc. (“Wesbanco”) and the board of directors of Premier Financial Corp. (“Premier Financial”) have agreed to a merger of the two companies (the “Merger”) under the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of July 25, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Wesbanco, Wesbanco Bank, Inc., Premier Financial and Premier Bank. At the effective time of the Merger, Premier Financial will merge with and into Wesbanco, with Wesbanco continuing as the surviving corporation. Immediately following the Merger, Premier Bank, Premier Financial’s wholly-owned bank subsidiary, will merge with and into Wesbanco Bank, Inc., Wesbanco’s wholly-owned bank subsidiary (the “Bank Merger”), with Wesbanco Bank, Inc. surviving the Bank Merger.

If the Merger is completed, each share of common stock, par value $0.01 per share, of Premier Financial outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.80 of a share of common stock, $2.0833 par value per share, of Wesbanco, subject to adjustment as described in the Merger Agreement (the “Merger Consideration” or the “Exchange Ratio”). The number of shares of Wesbanco common stock that Premier Financial shareholders will receive as Merger Consideration for each share of Premier Financial common stock is fixed. The market value of those shares of Wesbanco common stock will fluctuate with the market price of Wesbanco common stock and will not be known at the time that either the Wesbanco shareholders or the Premier Financial shareholders vote at their respective special meetings described in this joint proxy statement/prospectus. Based on the closing price of Wesbanco common stock of $34.28 on the Nasdaq Global Select Market on July 25, 2024, the last full trading day immediately prior to the public announcement of the Merger Agreement, the value of the per share Merger Consideration payable to Premier Financial shareholders was approximately $27.42. Based on the closing price of $[●] for Wesbanco common stock on [●], 2024, the last practicable trading day before the date of this joint proxy statement/prospectus, the value of the per share Merger Consideration payable to Premier Financial shareholders was approximately $[●]. We urge you to obtain current market quotations for Wesbanco common stock (Nasdaq trading symbol “WSBC”) and Premier Financial common stock (Nasdaq trading symbol “PFC”). Based on the Exchange Ratio and the number of shares of Premier Financial common stock outstanding as of [●], 2024 and the number of outstanding awards under various equity plans of Premier Financial as of [●], 2024, the estimated maximum number of shares of Wesbanco common stock issuable in the Merger is expected to be approximately [●] shares.

Wesbanco and Premier Financial will each hold a special meeting of their shareholders in connection with the Merger. Wesbanco’s special meeting will be held at the 5th Floor Boardroom of Wesbanco’s offices located at One Bank Plaza, Wheeling, WV 26003, on December 11, 2024, at 12:00 p.m. Eastern Time. At the Wesbanco special meeting, Wesbanco shareholders will be asked to vote to approve: (1) the Merger Agreement; (2) the issuance of shares of Wesbanco common stock in connection with the Merger as contemplated by the Merger Agreement; (3) adjournment of the Wesbanco special meeting, if necessary, to solicit additional proxies in favor of the approval of the Merger Agreement or the issuance of shares of Wesbanco common stock in connection with the Merger; and (4) an amendment to Wesbanco’s amended and restated articles of incorporation (the “Wesbanco Articles”) to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares.

The Premier Financial special meeting will be held virtually, on December 11, 2024, at 12:00 p.m. Eastern Time by visiting www.virtualshareholdermeeting.com/PFC2024SM. At the Premier Financial special meeting, Premier Financial shareholders will be asked to vote to: (1) adopt the Merger pursuant to the Merger Agreement; (2) approve in a non-binding advisory vote, the compensation payable to the named executive officers of Premier Financial in connection with the Merger; and (3) approve the adjournment of the Premier Financial special meeting, if necessary, to solicit additional proxies in favor of the approval of the Merger.

Your vote is very important. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by voting over the Internet or by telephone in accordance with the instructions on the proxy card. If you attend the Wesbanco special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you virtually attend the Premier Financial special meeting and vote live during such meeting, your vote will revoke any proxy previously submitted. We cannot complete the Merger unless Premier Financial’s shareholders adopt the Merger pursuant to the Merger Agreement and Wesbanco’s shareholders approve the Merger Agreement and the issuance of shares of Wesbanco common stock in connection with the Merger.

The accompanying joint proxy statement/prospectus provides you with information about Premier Financial, Wesbanco, the proposed Merger, the documents related to the Merger and the separate special meetings of Wesbanco shareholders and Premier Financial shareholders. We encourage you to carefully and thoughtfully read this entire document, including all of its annexes, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 34. You also can obtain information about Wesbanco and Premier Financial from publicly available documents filed with the Securities and Exchange Commission.

The Wesbanco board of directors recommends that Wesbanco shareholders vote “FOR” the proposal to approve the Merger Agreement; “FOR” the proposal to approve the issuance of shares of Wesbanco common stock in connection with the Merger, “FOR” the proposal to approve the adjournment of the Wesbanco special meeting, if necessary, to solicit additional proxies in favor of the approval of the Merger Agreement or approval of the issuance of shares of Wesbanco common stock in connection with the Merger, and “FOR” the proposal to amend the Wesbanco Articles to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares.

The Premier Financial board of directors recommends that Premier Financial shareholders vote “FOR” the proposal to adopt the Merger pursuant to the Merger Agreement, “FOR” the proposal to approve, on a non-binding, advisory basis, the compensation payable to the named executive officers of Premier Financial in connection with the Merger, and “FOR” the proposal to adjourn the Premier Financial special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger at the scheduled time of the Premier Financial special meeting.

We strongly support this combination of our companies and look forward to the successful completion of the Merger.

Jeffrey H. Jackson	Donald P. Hileman
President and Chief Executive Officer	Executive Chairman
Wesbanco, Inc.	Premier Financial Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities Wesbanco is offering through this joint proxy statement/prospectus are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document incorporates important business and financial information about Wesbanco and Premier Financial that is not included in or delivered with this document. This information is available without charge upon written or oral request at the applicable company’s address and telephone number listed on page 13. In order to ensure timely delivery, you must request Wesbanco information no later than five business days prior to the date of the Wesbanco special meeting, or December 4, 2024, and you must request Premier Financial information no later than five business days prior to the date of the Premier Financial special meeting, or December 4, 2024. Please see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152 for instructions to request this and certain other information regarding Wesbanco and Premier Financial.

This joint proxy statement/prospectus is dated [●], 2024 and is first being mailed to Wesbanco shareholders and Premier Financial shareholders on or about [●], 2024.

1 Bank Plaza

Wheeling, WV 26003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on December 11, 2024

Notice is hereby given that a special meeting of shareholders of Wesbanco, Inc. (“Wesbanco”), a West Virginia corporation, will be held at the 5th Floor Boardroom of Wesbanco’s offices located at One Bank Plaza, Wheeling, WV 26003, on December 11, 2024, at 12:00 p.m. Eastern Time, to consider and vote upon the following matters described in the accompanying joint proxy statement/prospectus:

1. A proposal to approve the Agreement and Plan of Merger, dated as of July 25, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Wesbanco, Wesbanco Bank, Inc., a West Virginia corporation and a wholly owned subsidiary of Wesbanco, Premier Financial Corp., an Ohio corporation (“Premier Financial”), and Premier Bank, an Ohio corporation and a wholly owned subsidiary of Premier Financial, which provides for, among other things, the merger of Premier Financial with and into Wesbanco, with Wesbanco as the surviving entity (the “Merger”), as more fully described in the attached joint proxy statement/prospectus.

2. A proposal to approve the issuance of shares of Wesbanco common stock, par value $2.0833 per share, pursuant to the Merger Agreement in connection with the Merger.

3. A proposal to approve the adjournment of the Wesbanco special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Wesbanco special meeting to approve the Merger Agreement or the issuance of shares of Wesbanco common stock pursuant to the Merger Agreement in connection with the Merger.

4. A proposal to amend Wesbanco’s amended and restated articles of incorporation (the “Wesbanco Articles”) to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares.

The Merger Agreement is more completely described in the accompanying joint proxy statement/prospectus, and a copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus. Please review these materials carefully and consider fully the information set forth therein.

Only holders of record of Wesbanco common stock at the close of business on October 28, 2024 will be entitled to notice of, and to vote at, the Wesbanco special meeting and any adjournment thereof. Provided that a quorum is present for the Wesbanco special meeting, approval of each of the proposals requires the affirmative vote of a majority of the votes cast on the proposal.

The Wesbanco board of directors has carefully considered the terms of the Merger Agreement, has adopted the Merger Agreement and believes that the Merger is in the best interests of Wesbanco and its shareholders. The Wesbanco board of directors recommends that Wesbanco’s shareholders vote “FOR” approval of the Merger Agreement, “FOR” approval of the issuance of shares of Wesbanco common stock in connection with the Merger, “FOR” the adjournment of the Wesbanco special meeting, if necessary, to solicit additional proxies in favor of the approval of the Merger Agreement or the approval of the issuance of shares of Wesbanco common stock pursuant to the Merger Agreement in connection with the Merger, and “FOR” the amendment of the Wesbanco Articles to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares.

Your vote is important. Whether or not you plan to attend the Wesbanco special meeting in person, we urge you to read the accompanying joint proxy statement/prospectus carefully and to submit a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card, so that your shares may be represented and voted at the Wesbanco special meeting. This will assure your representation at the Wesbanco special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the Wesbanco special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Secretary of Wesbanco a written revocation bearing a later date, by submitting a later-dated proxy by telephone or the Internet before the vote at the Wesbanco special meeting, or by attending and voting in person at the Wesbanco special meeting.

The enclosed joint proxy statement/prospectus provides a detailed description of the Wesbanco special meeting, the Merger, the documents related to the Merger, and other related matters. We urge you to read the enclosed joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

By Order of the Board of Directors

Linda M. Woodfin Secretary

Wheeling, West Virginia

[●], 2024

YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD OR
VOTE BY TELEPHONE OR INTERNET PRIOR TO THE WESBANCO SPECIAL MEETING, WHETHER OR NOT
YOU PLAN TO ATTEND THE WESBANCO SPECIAL MEETING IN PERSON.

601 Clinton Street

Defiance, Ohio 43512

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On December 11, 2024

Notice is hereby given that a special meeting of the shareholders of Premier Financial Corp. (“Premier Financial”), an Ohio corporation, will be held virtually on December 11, 2024, at 12:00 p.m. Eastern Time by visiting www.virtualshareholdermeeting.com/PFC2024SM, to consider and vote upon the following proposals described in the accompanying joint proxy statement/prospectus:

1. A proposal to adopt the merger of Premier Financial with and into Wesbanco, Inc. (“Wesbanco”), with Wesbanco as the surviving entity (the “Merger”), pursuant to an Agreement and Plan of Merger, dated as of July 25, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Wesbanco, Wesbanco Bank, Inc., a West Virginia corporation and a wholly owned subsidiary of Wesbanco, Premier Financial and Premier Bank, an Ohio corporation and a wholly owned subsidiary of Premier Financial, as more fully described in the attached joint proxy statement/prospectus.

2. A proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Premier Financial in connection with the Merger.

3. A proposal to approve the adjournment of the Premier Financial special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Premier Financial special meeting to adopt the Merger pursuant to the Merger Agreement.

Only holders of record of Premier Financial common stock at the close of business on October 28, 2024 will be entitled to notice of, and to vote at, the Premier Financial special meeting and any adjournment thereof. Provided that a quorum is present for the Premier Financial special meeting, adoption of the Merger pursuant to the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Premier Financial common stock. Approval of each of the other proposals to be voted on at the Premier Financial special meeting requires the affirmative vote of at least a majority of the votes cast by Premier Financial shareholders, assuming a quorum is present, at the Premier Financial special meeting.

The Premier Financial board of directors has carefully considered the terms of the Merger Agreement and believes that the Merger Agreement and the Merger are advisable and in the best interests of Premier Financial and its shareholders. The Premier Financial board of directors has approved the Merger Agreement and recommends that Premier Financial shareholders vote: “FOR” the adoption of the Merger pursuant to the Merger Agreement; “FOR” approval, in a non-binding advisory vote, of the compensation payable to the named executive officers of Premier Financial in connection with the Merger; and “FOR” the adjournment of the Premier Financial special meeting if necessary to solicit additional proxies in favor of the adoption of the Merger pursuant to the Merger Agreement. In considering the recommendation of the board of directors of Premier Financial, you should be aware that certain directors and executive officers of Premier Financial will have interests in the Merger that may be different from, or in addition to, the interests of Premier Financial shareholders generally. See the section of the accompanying joint proxy statement/prospectus entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 99. In addition, each of the executive officers and directors of Premier Financial have entered into a voting agreement with Wesbanco in which such individual has agreed to vote his or her Premier Financial shares of common stock in favor of approval of the Merger. See “Voting Agreements Relating to the Merger” beginning on page 128.

Your vote is very important. Whether or not you plan to virtually attend the Premier Financial special meeting, we urge you to read the accompanying joint proxy statement/prospectus carefully and to submit a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card, so that your shares may be represented and voted at the Premier Financial special meeting. This will assure your representation at the Premier Financial special meeting and may avoid the cost of additional communications. This will not prevent you from voting live at the Premier Financial special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later-dated proxy with respect to the same shares, by filing with the Corporate Secretary of Premier Financial a written revocation bearing a later date, by submitting a later-dated proxy by telephone or the Internet before the vote at the Premier Financial special meeting, or by virtually attending and voting live at the Premier Financial special meeting. If you fail to submit a proxy or to attend the Premier Financial special meeting or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of Premier Financial common stock will not be counted for purposes of determining whether a quorum is present at the Premier Financial special meeting and will have the same effect as a vote AGAINST the Merger.

The enclosed joint proxy statement/prospectus provides a detailed description of the Premier Financial special meeting, the Merger, the documents related to the Merger, and other related matters. We urge you to read the enclosed joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

By Order of the Board of Directors,

Shannon M. Kuhl Corporate Secretary

Defiance, Ohio

[●], 2024

YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD OR
VOTE BY TELEPHONE OR INTERNET PRIOR TO THE PREMIER FINANCIAL SPECIAL MEETING,
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE PREMIER FINANCIAL SPECIAL MEETING.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Wesbanco, Inc. (“Wesbanco”) and Premier Financial Corp. (“Premier Financial”) that is not included in or delivered with this document. You should refer to “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152 for a description of the documents incorporated by reference into this joint proxy statement/prospectus. You can obtain documents related to Wesbanco and Premier Financial that are incorporated by reference into this document through the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, through Wesbanco’s website at www.wesbanco.com and through Premier Financial’s website at www.premierfincorp.com. Please note that the Internet website addresses of Wesbanco and Premier Financial are provided as inactive textual references only. The information provided on the respective Internet websites of Wesbanco and Premier Financial, other than copies of the documents that have been filed with the SEC and are specifically incorporated by reference into this joint proxy statement/prospectus by reference, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference. You also may obtain copies of these documents, including documents incorporated by reference into this joint proxy statement/prospectus, without charge by requesting them in writing or by telephone from the appropriate company or company’s proxy solicitor:

If you are a Wesbanco shareholder:	If you are a Premier Financial shareholder:

Wesbanco’s Proxy Solicitor: Georgeson LLC 1290 Avenue of the Americas, 9th Floor, New York, New York 10104 Banks, Brokers and Shareholders Call Toll-Free (866) 735-8024 Or Wesbanco, Inc.

Premier Financial’s Proxy Solicitor:

Laurel Hill Advisory Group

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call Collect: (516) 933-3100

All Others Call Toll-Free: (888) 742-1305

Or

Premier Financial Corp.

Attn: Linda M. Woodfin, Secretary	Attn: Shannon M. Kuhl, Corporate Secretary
One Bank Plaza	275 W. Federal Street
Wheeling, West Virginia 26003	Youngstown, Ohio 44503
(304) 234-9000	(330) 742-0572

In order to ensure timely delivery, you must request Wesbanco information no later than five business days prior to the date of the Wesbanco special meeting, or December 4, 2024, and you must request Premier Financial information no later than five business days prior to the date of the Premier Financial special meeting, or December 4, 2024. You will not be charged for any of these documents that you request. For further information about Wesbanco and Premier Financial, please see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus serves two purposes – it is a proxy statement being used by the Wesbanco board of directors and the Premier Financial board of directors to solicit proxies for use at their respective special meetings, and it is also the prospectus of Wesbanco regarding the issuance of Wesbanco common stock to Premier Financial shareholders if the Merger is completed. This joint proxy statement/prospectus provides you with detailed information about the proposed Merger. We encourage you to read this entire joint proxy statement/prospectus carefully. Wesbanco has filed a registration statement on Form S-4 with the SEC, and this joint proxy statement/prospectus is the prospectus filed as part of that registration statement. This joint proxy statement/prospectus does not contain all of the information in the registration statement, nor does it include all of the exhibits to that registration statement. Please see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2024.

You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date hereof. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of that document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently-filed document that also is or is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to the Wesbanco shareholders or the Premier Financial shareholders nor the taking of any actions contemplated hereby by Wesbanco or Premier Financial at any time will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Premier Financial has been provided by Premier Financial, and information contained in this document regarding Wesbanco has been provided by Wesbanco.

- i -

Annex A — Agreement and Plan of Merger
Annex B — Opinion of Raymond James & Associates, Inc.
Annex C — Opinion of Piper Sandler & Co.
Annex D — Articles of Amendment for the Wesbanco Authorized Share Increase Amendment

- ii -

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Wesbanco or a shareholder of Premier Financial, may have regarding the Merger and the other matters being considered at the applicable special meetings described in this joint proxy statement/prospectus and the answers to those questions. Wesbanco and Premier Financial strongly recommend that you carefully read the remainder of this document because the information in this section does not provide all of the information that might be important to you with respect to the Merger and the other matters being considered at the applicable special meetings. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

Q:	Why have I received this joint proxy statement/prospectus?

A:

Wesbanco and Premier Financial entered into a merger agreement, dated as of July 25, 2024 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), providing for Premier Financial to be merged with and into Wesbanco (the “Merger”), with Wesbanco continuing as the surviving corporation. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A, which we encourage you to review in its entirety.

This joint proxy statement/prospectus constitutes a proxy statement of Wesbanco and Premier Financial and a prospectus of Wesbanco. It is a proxy statement because the boards of directors of Wesbanco and Premier Financial are soliciting proxies from their respective shareholders. It is a prospectus because Wesbanco will issue shares of Wesbanco common stock in exchange for shares of Premier Financial common stock in the Merger. This document contains important information about the Merger and the respective special meetings of Wesbanco’s shareholders and Premier Financial’s shareholders. You should read this document carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending your applicable special meeting.

In order to complete the Merger, Wesbanco shareholders must vote to approve the Merger Agreement and the issuance of shares of Wesbanco common stock pursuant to the Merger Agreement in connection with the Merger, and Premier Financial shareholders must vote to adopt the Merger pursuant to the Merger Agreement. IF WESBANCO SHAREHOLDERS FAIL TO APPROVE EITHER THE MERGER AGREEMENT OR THE ISSUANCE OF SHARES OF WESBANCO COMMON STOCK PURSUANT TO THE MERGER AGREEMENT IN CONNECTION WITH THE MERGER, THE MERGER WILL NOT BE COMPLETED. SIMILARLY, IF PREMIER FINANCIAL SHAREHOLDERS FAIL TO ADOPT THE MERGER PURSUANT TO THE MERGER AGREEMENT, THE MERGER WILL NOT BE COMPLETED.

Your vote is very important. The respective boards of directors of Wesbanco and Premier Financial encourage you to vote as soon as possible.

Q:	What will happen in the Merger?

A:

In the Merger, Premier Financial will merge with and into Wesbanco, on the terms and subject to the conditions set forth in the Merger Agreement, with Wesbanco continuing as the surviving corporation of the Merger. Immediately following the Merger, Premier Bank, Premier Financial’s wholly-owned bank subsidiary, will merge with and into Wesbanco Bank, Inc., Wesbanco’s wholly-owned bank subsidiary (the “Bank Merger”), with Wesbanco Bank, Inc. surviving the Bank Merger. Each share of Premier Financial common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.80 of a share of Wesbanco common stock. After completion of the

Merger, Premier Financial will no longer be a public company, and Premier Financial common stock will be delisted from Nasdaq, will be deregistered under the Securities Exchange Act of 1934, as amended, and will cease to be publicly traded. Wesbanco shareholders will continue to own their existing shares of Wesbanco common stock. See “The Merger” beginning on page 56 and the Merger Agreement attached to this joint proxy statement/prospectus as Annex A for more information about the Merger.

Q:	What matters are to be voted on at the Wesbanco special meeting?

A:	At the Wesbanco special meeting, holders of Wesbanco common stock as of the close of business on October 28, 2024 will be asked to consider and vote upon:

1.	A proposal to approve the Merger Agreement (the “Wesbanco Merger Proposal”);

2.	A proposal to approve the issuance of shares of Wesbanco common stock pursuant to the Merger Agreement in connection with the Merger (the “Wesbanco Stock Issuance Proposal”);

3.

A proposal to approve the adjournment of the Wesbanco special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Wesbanco special meeting to approve the Wesbanco Merger Proposal and to approve the Wesbanco Stock Issuance Proposal (the “Wesbanco Adjournment Proposal”); and

4.

A proposal to amend Wesbanco’s amended and restated articles of incorporation (the “Wesbanco Articles”) to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares (the “Wesbanco Authorized Share Increase Proposal”).

Approval of each of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of each of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal. Neither the approval of the Wesbanco Adjournment Proposal nor the approval of the Wesbanco Authorized Share Increase Proposal is a condition to the Merger. Neither the approval of the Wesbanco Adjournment Proposal nor the approval of the Wesbanco Authorized Share Increase Proposal is subject to or conditioned on the approval of any other proposal to be considered at the Wesbanco special meeting and does not require the approval of any other such proposal to be effective.

Q:	What matters are to be voted on at the Premier Financial special meeting?

A:	At the Premier Financial special meeting, holders of Premier Financial common stock as of the close of business on October 28, 2024 will be asked to consider and vote upon:

1.	A proposal to adopt the Merger pursuant to the Merger Agreement (the “Premier Financial Merger Proposal”);

2.

A proposal to approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Premier Financial in connection with the Merger (the “Premier Financial Merger-Related Compensation Proposal”); and

3.

A proposal to approve the adjournment of the Premier Financial special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Premier Financial special meeting to approve the Premier Financial Merger Proposal (the “Premier Financial Adjournment Proposal”).

Approval of the Premier Financial Merger Proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of the Premier Financial Merger Proposal. Neither the approval of the Premier Financial Merger-Related Compensation Proposal nor the

approval of the Premier Financial Adjournment Proposal is a condition to the Merger. Neither the approval of the Premier Financial Merger-Related Compensation Proposal nor the approval of the Premier Financial Adjournment Proposal is subject to or conditioned on the approval of any other proposal to be considered at the Premier Financial special meeting and does not require the approval of any other such proposal to be effective.

Q:	What will Premier Financial shareholders receive as a result of the Merger?

A:

Premier Financial shareholders will receive 0.80 of a share of Wesbanco common stock, subject to adjustment as described in the Merger Agreement (the “Merger Consideration” or the “Exchange Ratio”) in exchange for each share of Premier Financial common stock. Instead of fractional shares of Wesbanco common stock, Premier Financial shareholders will receive a check for any fractional shares based on the volume weighted average trading price of Wesbanco common stock during a specified period before the effective time of the Merger.

Because the number of shares of Wesbanco common stock that Premier Financial shareholders will receive for the Merger Consideration is fixed, the implied value of the Merger Consideration will fluctuate as the market price of Wesbanco common stock fluctuates. As a result, the value of the Merger Consideration that Premier Financial shareholders will receive upon completion of the Merger could be greater than, less than or the same as the value of the Merger Consideration on the date of this joint proxy statement/prospectus, at the time of the Wesbanco special meeting or at the time of the Premier Financial special meeting. You should obtain current stock price quotations for Wesbanco common stock and Premier Financial common stock before deciding how to vote. Wesbanco common stock is listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.” Premier Financial common stock is listed for trading on the Nasdaq Global Select Market under the symbol “PFC.”

Q:	Will Wesbanco shareholders receive any shares or cash in the Merger?

A:

No. Wesbanco shareholders will continue to own the same number of shares of Wesbanco common stock that they owned before the effective time of the Merger and will not receive any shares, cash or other consideration.

Q:	How will the Merger affect Premier Financial equity awards?

A:

Stock Options: At the effective time of the Merger, each stock option (or portion thereof) granted by Premier Financial to purchase shares of Premier Financial common stock under Premier Financial’s stock compensation and stock based incentive plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger generally will, without any further action on the part of Wesbanco, Premier Financial or the holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share (as defined below) subject to such option equal to the product of (i) the Exchange Ratio and (ii) the volume weighted average trading price of Wesbanco common stock on the Nasdaq Global Select Market for the 20-trading day period ending on the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which Premier Financial’s shareholders approve the Premier Financial Merger Proposal (the “Average Closing Price”). The amount payable to any holder of a Premier Financial stock option will be reduced by any applicable tax withholding. For the avoidance of doubt, except as contemplated otherwise by the Merger Agreement, each outstanding Premier Financial stock option with an exercise price per share that is in excess of the Average Closing Price will be cancelled and extinguished at the effective time of the Merger without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, a “Net Option Share”

means, with respect to a Premier Financial stock option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Premier Financial stock option multiplied by (B) the number of shares of Premier Financial common stock subject to such stock option, divided by (ii) the Average Closing Price.

Restricted Stock: Immediately prior to the effective time of the Merger, each award in respect of a share of Premier Financial common stock subject to time-based vesting or other time-based lapse restriction granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding immediately prior to the effective time of the Merger will fully vest and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such restricted stock award, less applicable tax withholdings.

Performance Awards: Immediately prior to the effective time of the Merger, each performance-based equity award in respect of shares of Premier Financial common stock granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding at such time will fully vest (with any performance-based vesting condition applicable to such performance award to be deemed to have been met at target or as otherwise provided in the Merger Agreement) and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such performance award, less applicable tax withholdings.

Q:	What equity stake will Premier Financial shareholders as of immediately prior to the Merger hold in the combined company following completion of the Merger?

A:

Upon completion of the Merger, we estimate that Premier Financial shareholders as of immediately prior to the Merger will collectively own approximately 30% and Wesbanco shareholders as of immediately prior to the Merger will own approximately 70% of the outstanding shares of common stock of the combined company (in each case, on an as-converted and fully diluted basis and without regard to the fact that immediately prior to the Merger, certain holders may own both Wesbanco and Premier Financial stock).

Q:	What do the respective Wesbanco and the Premier Financial boards of directors recommend?

A:

Wesbanco. The Wesbanco board of directors has determined that the Merger Agreement and the Merger are advisable on substantially the terms and conditions set forth in the Merger Agreement and that the Merger is in the best interests of Wesbanco and Wesbanco’s shareholders and recommends that Wesbanco shareholders vote:

•	“FOR” approval of the Wesbanco Merger Proposal;

•	“FOR” approval of the Wesbanco Stock Issuance Proposal;

•	“FOR” approval of the Wesbanco Adjournment Proposal; and

•	“FOR” approval of the Wesbanco Authorized Share Increase Proposal.

In making these recommendations, Wesbanco’s board of directors considered the factors described under “The Merger — Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors” beginning on page 67 and “Wesbanco Proposals—Wesbanco Authorized Share Increase Proposal” beginning on page 48.

Premier Financial. The Premier Financial board of directors has determined that the Merger Agreement and the Merger are advisable on substantially the terms and conditions set forth in the Merger Agreement and that the Merger is in the best interests of Premier Financial and Premier Financial’s shareholders and recommends that Premier Financial shareholders vote:

•	“FOR” approval of the Premier Financial Merger Proposal;

•	“FOR” approval of the Premier Financial Merger-Related Compensation Proposal; and

•	“FOR” approval of the Premier Financial Adjournment Proposal.

In making these recommendations, the Premier Financial board of directors considered the factors described under “The Merger — Premier Financial’s Reasons for the Merger and Recommendation of the Premier Financial Board of Directors” beginning on page 78.

Q:	When and where will the special meetings be held?

A:	Wesbanco. The Wesbanco special meeting will be held at the 5th Floor Boardroom of Wesbanco’s offices located at One Bank Plaza, Wheeling, WV 26003, on December 11, 2024, at 12:00 p.m. Eastern Time.

Premier Financial. The Premier Financial special meeting will be held virtually at www.virtualshareholdermeeting.com/PFC2024SM, on December 11, 2024, at 12:00 p.m. Eastern Time.

Q:	Who can vote at the special meetings?

A:

Wesbanco Special Meeting. Holders of record at the close of business on October 28, 2024 (the “Wesbanco Record Date) of Wesbanco common stock will be entitled to notice of and to vote at the Wesbanco special meeting. Each of the shares of Wesbanco common stock issued and outstanding on the Wesbanco Record Date entitles the holder thereof to one vote at the Wesbanco special meeting with regard to each of the proposals described above.

Premier Financial Special Meeting. Holders of record of Premier Financial common stock at the close of business on October 28, 2024 (the “Premier Financial Record Date”) will be entitled to notice of and to vote at the Premier Financial special meeting. Each of the shares of Premier Financial common stock issued and outstanding on the Premier Financial Record Date entitles the holder thereof to one vote at the Premier Financial special meeting with regard to each of the proposals described above.

Q:	What if I hold shares in both Wesbanco and Premier Financial?

A:

If you hold shares of both Wesbanco common stock and Premier Financial common stock, you will receive separate packages of proxy materials. A vote cast as a Wesbanco shareholder will not count as a vote cast as a Premier Financial shareholder, and a vote cast as a Premier Financial shareholder will not count as a vote cast as a Wesbanco shareholder. Therefore, please submit separate proxies for your shares of Wesbanco common stock and your shares of Premier Financial common stock.

Q:	When do you expect to complete the Merger?

A:

We anticipate that we will obtain all necessary regulatory approvals, and be able to consummate the Merger, in the first quarter of 2025. However, we cannot assure you when or if the Merger will occur. We must first obtain the requisite approvals of Wesbanco shareholders and Premier Financial shareholders at their respective special meetings, and Wesbanco and Premier Financial also must obtain the requisite regulatory approvals, to complete the Merger.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed, holders of Premier Financial common stock will not receive any consideration for their shares in connection with the Merger. Instead, Premier Financial will remain an independent public company, and its common stock will continue to be listed and traded on the Nasdaq Global Select Market.

Q:	Why are Premier Financial shareholders being asked to consider and vote upon the Premier Financial Merger-Related Compensation Proposal?

A:

Under SEC rules, Premier Financial is required to seek a non-binding, advisory vote with respect to the compensation payable to Premier Financial’s named executive officers in connection with the Merger, which is sometimes referred to as “golden parachute” compensation.

Q:	What will happen if Premier Financial shareholders do not approve the Premier Financial Merger-Related Compensation Proposal?

A:

Approval of the Premier Financial Merger-Related Compensation Proposal is not a condition to completion of the Merger. The vote is an advisory vote and will not be binding on Premier Financial. Therefore, if Wesbanco shareholders approve the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal, Premier Financial shareholders approve the Premier Financial Merger Proposal and the Merger is completed, the compensation payable to Premier Financial’s named executive officers in connection with the Merger would still be payable regardless of the outcome of the vote on the Premier Financial Merger-Related Compensation Proposal, subject to applicable conditions.

Q:	Why are Wesbanco shareholders being asked to consider and vote upon the Wesbanco Authorized Share Increase Proposal?

A:

Wesbanco will be required to issue shares of its common stock to Premier Financial shareholders pursuant to the terms of the Merger Agreement. Wesbanco’s board of directors believes that the number of shares of Wesbanco’s common stock that currently are authorized and unissued and not reserved for issuance, regardless of whether the Merger is consummated, is not an adequate number of shares to assure that there will be sufficient shares available for future issuance under Wesbanco’s stock compensation and stock based incentive plans or in connection with possible future acquisitions, equity and equity-based financings, possible future awards under stock compensation and stock based incentive plans and other corporate purposes. Therefore, Wesbanco’s board of directors has determined that it is in the best interests of Wesbanco and its shareholders to amend the Wesbanco Articles to increase the number of authorized shares of Wesbanco common stock from 100,000,000 shares to 200,000,000 shares, regardless of whether or not the Merger is completed.

Q:	What will happen if Wesbanco shareholders do not approve the Wesbanco Authorized Share Increase Proposal?

A:

Approval of the Wesbanco Authorized Share Increase Proposal is not a condition to completion of the Merger. Therefore, if Wesbanco shareholders do not approve the Wesbanco Authorized Share Increase Proposal, the Merger still may be completed if the other conditions to the completion of the Merger, including approval by Wesbanco shareholders of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal and approval by Premier Financial shareholders of the Premier Financial Merger Proposal, are met or waived in accordance with the terms of the Merger Agreement. If Wesbanco shareholders do not approve the Wesbanco Authorized Share Increase Proposal, the Wesbanco Articles will not be amended and, regardless of whether or not the Merger is completed, only 100,000,000 shares of Wesbanco common stock will be authorized for issuance by Wesbanco.

Q:	How do I vote?

A:

Wesbanco Shareholders. If you are a shareholder of record of Wesbanco as of the Wesbanco Record Date, you may vote in person by attending the Wesbanco special meeting or, to ensure your shares are represented at the Wesbanco special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

Premier Financial Shareholders. If you are a shareholder of record of Premier Financial as of the Premier Financial Record Date, you may vote live by virtually attending the Premier Financial special meeting or, to ensure your shares are represented at the Premier Financial special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold your Wesbanco or Premier Financial shares in the name of a bank, broker or other nominee, please see the discussion below under the question “My shares are held in my broker’s, bank’s or other nominee’s name (also known as “street name”). How do I vote those shares?”

Q:	What vote of Wesbanco shareholders is required to approve each proposal?

A:

To be approved, the Wesbanco Merger Proposal, the Wesbanco Stock Issuance Proposal, the Wesbanco Adjournment Proposal and the Wesbanco Authorized Share Increase Proposal each require the affirmative vote of a majority of the votes cast on the proposal, assuming that a quorum is present.

As of the Wesbanco Record Date, there were [ ● ] shares of Wesbanco common stock outstanding and entitled to vote at the Wesbanco special meeting. As of the Wesbanco Record Date, the directors and executive officers of Wesbanco controlled approximately [ ● ]% of the outstanding shares of Wesbanco common stock entitled to vote at the Wesbanco special meeting.

Q:	What vote of Premier Financial shareholders is required to approve each proposal?

A:

To be approved, the Premier Financial Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Premier Financial common stock. To be approved, the Premier Financial Merger-Related Compensation Proposal and the Premier Financial Adjournment Proposal each require the affirmative vote of at least a majority of the votes cast by Premier Financial shareholders, assuming that a quorum is present.

As of the Premier Financial Record Date, there were [ ● ] shares of Premier Financial common stock outstanding and entitled to vote at the Premier Financial special meeting. Each of the executive officers and directors of Premier Financial has entered into a voting agreement with Wesbanco in which he or she has agreed to vote his or her shares of Premier Financial common stock in favor of the approval of the Merger. As of the Premier Financial Record Date, approximately [ ● ] shares, or approximately [ ● ]% of the outstanding shares of Premier Financial common stock, were subject to these voting agreements.

Q:	What is a quorum?

A:

In order for business to be conducted at the Wesbanco special meeting or the Premier Financial special meeting, a quorum must be present. Shares that are voted and shares abstaining from voting are treated as being present at the Wesbanco special meeting or Premier Financial special meeting, as the case may be, for purposes of determining whether a quorum is present.

Wesbanco. The quorum requirement for holding and transacting business at the Wesbanco special meeting requires the presence, either in person or by proxy, of at least a majority of the votes entitled to be cast at the Wesbanco special meeting.

Premier Financial. The quorum requirement for holding and transacting business at the Premier Financial special meeting requires the presence, either in person or by proxy, of at least a majority of the outstanding shares of Premier Financial common stock entitled to vote.

Q:	What will happen if I abstain from voting or if I fail to vote?

A:	Wesbanco Shareholders.

Abstentions. If you submit a proxy in which you abstain from voting, the abstention will be counted toward a quorum at the Wesbanco special meeting, but it will have no effect on the outcome of any of the four proposals, assuming a quorum is present.

Failure to Vote. If you do not vote your shares of Wesbanco common stock, your shares will not be counted toward a quorum at the Wesbanco special meeting and will have no effect on the outcome of any of the four proposals, assuming a quorum is present.

Premier Financial Shareholders.

Abstentions. If you submit a proxy in which you abstain from voting, the abstention will be counted toward a quorum at the Premier Financial special meeting. Abstentions will have the effect of a vote AGAINST the Premier Financial Merger Proposal but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present.

Failure to Vote. If you do not vote your shares of Premier Financial common stock, your shares will not be counted toward a quorum at the Premier Financial special meeting. Such failure to vote will have the effect of a vote AGAINST the Premier Financial Merger Proposal but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present.

Q:	My shares are held in my broker’s, bank’s or other nominee’s name (also known as “street name”). How do I vote those shares?

A:

A copy of this joint proxy statement/prospectus was sent to you by your broker, bank or other nominee. The broker, bank or other nominee will request instructions from you as to how you want your shares to be voted and will vote your shares according to your instructions (unless you have made other arrangements in this regard with a bank or other non-broker nominee).

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote those shares for me?

A:

Generally not. If you hold your shares in a brokerage account, your broker will not vote your shares unless you provide your broker with instructions on how to vote your “street name” shares. Under the rules of the various national and regional securities exchanges that govern brokers, when the beneficial holder of shares held in street name does not provide voting instructions, brokers have the discretion to vote those shares only on certain limited, uncontested “routine matters.” The Wesbanco Authorized Share Increase Proposal is a routine matter on which brokers will have the discretion to vote your shares of Wesbanco common stock if you do not provide your broker with instructions on how to vote your shares on that matter at the Wesbanco special meeting. None of the other proposals to be voted upon at the Wesbanco special meeting or any proposals to be voted upon at the Premier Financial special meeting are routine matters, so brokers holding shares in street name will not be permitted to exercise voting discretion on any of those proposals. Therefore, if a beneficial holder of shares of Wesbanco common stock or Premier Financial common stock, as applicable, does not give their broker any voting instructions, the holder’s shares of common stock may not be voted on any proposals other than that a beneficial holder’s shares of Wesbanco common stock may be voted on the Wesbanco Authorized Share Increase Proposal at the Wesbanco special meeting. Shares of Wesbanco common stock that are voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal will be considered present at the Wesbanco special meeting and will count towards the satisfaction of a quorum at the Wesbanco special meeting. Shares of Wesbanco common stock that are not voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal will not be considered present at the Wesbanco special meeting and will not count towards the satisfaction of a quorum at the Wesbanco special meeting. Shares of Premier Financial common stock that are not voted by brokers in the absence of instructions from you on how to vote your “street name” shares of Premier Financial common stock will not be considered present at the Premier Financial special meeting and will not be counted towards the satisfaction of a quorum at the Premier Financial special meeting. It is important that you be sure to provide your broker with instructions on how to vote your shares held in street name.

If your shares are held by a bank or other nominee, whether your nominee may vote your shares in the absence of instructions from you will depend on your specific arrangement with your nominee record holder, but in the absence of an arrangement granting such record holder discretionary authority to vote, your record holder nominee will not have authority to vote your shares of Wesbanco common stock or Premier Financial common stock on any matter at your shareholder meeting, other than the Wesbanco Authorized Share Increase Proposal if you hold shares of Wesbanco common stock, absent specific voting instructions from you. It is important that you be sure to provide your bank or other nominee record holder with instructions on how to vote your shares held in street name.

Please check the voting form used by your broker, bank or other nominee to see if it offers telephone or Internet submission of proxies.

Q:	How do I vote if I own shares through the Wesbanco, Inc. 401(k) Plan?

A:

If you participate in the Wesbanco, Inc. 401(k) Plan (the “Wesbanco 401(k) Plan”), you are entitled to instruct the trustee of the Wesbanco 401(k) Plan, confidentially, as to how to vote those shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on December 6, 2024. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the Wesbanco 401(k) Plan will be voted by the trustee in the same proportion that it votes shares in the Wesbanco 401(k) Plan for which it did receive timely instructions. You also may revoke previously given voting instructions by 11:59 p.m. Eastern Time on December 6, 2024 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Q:	How do I vote if I own shares through the Premier Financial 401(k) Savings Plan?

A:

If you participate in the Premier Financial 401(k) Employee Savings Plan (the “Premier Financial 401(k) Plan”) and shares of Premier Financial common stock have been allocated to your account in the Premier Financial 401(k) Plan, you are entitled to instruct the trustee of the Premier Financial 401(k) Plan, confidentially, as to how to vote those shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on December 6, 2024. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the Premier Financial 401(k) Plan will be voted by the trustee in the same proportion that it votes shares in the Premier Financial 401(k) Plan for which it did receive timely instructions. You also may revoke previously given voting instructions by 11:59 p.m. Eastern Time on December 6, 2024 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Q:	What happens if I return my signed proxy card without indicating how to vote?

A:

If you are a Wesbanco shareholder and you return a signed proxy card without indicating how to vote on any particular proposal, the Wesbanco shares represented by your proxy will be voted on each proposal presented at the Wesbanco special meeting in accordance with the recommendation on that proposal by the Wesbanco board of directors. In that case, your shares of Wesbanco common stock will be voted: “FOR” approval of the Wesbanco Merger Proposal; “FOR” approval of the Wesbanco Stock Issuance Proposal; “FOR” approval of the Wesbanco Adjournment Proposal; and “FOR” approval of the Wesbanco Authorized Share Increase Proposal.

If you are a Premier Financial shareholder and you return a signed proxy card without indicating how to vote on any particular proposal, the Premier Financial shares represented by your proxy will be voted on each proposal presented at the Premier Financial special meeting in accordance with the recommendation on that proposal by the Premier Financial board of directors. In that case, your shares of Premier Financial common stock will be voted: “FOR” approval of the Premier Financial Merger Proposal; “FOR” approval of the Premier Financial Merger-Related Compensation Proposal; and “FOR” approval of Premier Financial Adjournment Proposal.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at your special meeting. You can do this in any of the three following ways:

•

by sending a written notice to the secretary of Wesbanco or the corporate secretary of Premier Financial, as the case may be, in time to be received before the applicable Wesbanco or Premier Financial special meeting, stating that you would like to revoke your proxy;

•

by completing, signing and dating another proxy card bearing a later date and returning it by mail in time to be received before the applicable Wesbanco or Premier Financial special meeting; or you can change your vote by submitting a new, valid proxy by Internet or telephone, with a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the Wesbanco special meeting and voting in person, or by virtually attending the Premier Financial special meeting and voting live, as applicable.

If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:	Will Wesbanco shareholders or Premier Financial shareholders have dissenters’ or appraisal rights?

A:

No. If you are a Wesbanco shareholder who objects to the Merger, you may vote against approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal. If you are a Premier Financial shareholder who objects to the Merger, you may vote against approval of the Premier Financial Merger Proposal. However, under applicable West Virginia and Ohio law, neither Wesbanco shareholders nor Premier Financial shareholders will be entitled to dissenters’ or appraisal rights in connection with the

Merger. Accordingly, neither the shareholders of Wesbanco nor the shareholders of Premier Financial have the right to demand the fair value of their stock or seek an appraisal of such fair value in connection with the Merger.

Q:	What happens if I transfer my shares of Wesbanco common stock before the Wesbanco special meeting?

A:

The Wesbanco record date is earlier than the date of the Wesbanco special meeting and the date that the Merger is expected to be completed. If you transfer your shares of Wesbanco common stock after the Wesbanco record date, but before the Wesbanco special meeting, you will retain your right to vote at the Wesbanco special meeting.

Q:	What happens if I transfer my shares of Premier Financial common stock before the Premier Financial special meeting?

A:

The Premier Financial record date is earlier than the date of the Premier Financial special meeting and the date that the Merger is expected to be completed. If you transfer your shares of Premier Financial common stock after the Premier Financial record date, but before the Premier Financial special meeting, you will retain your right to vote at the Premier Financial special meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your shares of Premier Financial common stock through the effective time of the Merger.

Q:	What do I need to do now?

A:

After you carefully read and consider the information contained in and incorporated by reference into this document, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope or, by submitting your proxy or voting instructions by telephone or through the Internet, so that your shares will be represented and voted at the Wesbanco special meeting or Premier Financial special meeting, as the case may be. This will not prevent Wesbanco shareholders from attending the Wesbanco special meeting and voting in person, nor will this prevent Premier Financial shareholders from virtually attending the Premier special meeting and voting live; in order to assist us in tabulating the votes at the special meetings, however, we encourage you to vote by proxy even if you do plan to attend the applicable special meeting.

Q:	Should I send in my Premier Financial stock certificates now?

A:	No. You should not send in your Premier Financial stock certificates until you receive transmittal materials after the Merger is completed.

Q:	What should I do if I hold my shares of Premier Financial common stock in book-entry form?

A:

You are not required to take any special additional actions if your shares of Premier Financial common stock are held in book-entry form. After the completion of the Merger, shares of Premier Financial common stock held in book-entry form automatically will be exchanged for book-entry shares of Wesbanco common stock.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Wesbanco has engaged a professional proxy solicitation firm, Georgeson LLC (“Georgeson”), to assist in soliciting proxies for use at the Wesbanco special meeting. Similarly, Premier Financial has engaged a professional proxy solicitation firm, Lauren Hill Advisory Group (“Laurel Hill”), to assist in soliciting proxies for use at the Premier Financial special meeting. Wesbanco will pay Georgeson a fee of $15,000 and will reimburse Georgeson for its out-of-pocket expenses. Under the terms of the Merger Agreement, Wesbanco has agreed to pay or reimburse the fees and expenses of Laurel Hill. Laurel Hill will be paid a fee of $9,500 and will be reimbursed for its out-of-pocket expenses.

Each of Wesbanco’s and Premier Financial’s directors, officers and employees may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies but may be reimbursed for their reasonable out-of-pocket expenses that they incur. Wesbanco and Premier Financial also may reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Wesbanco common stock and Premier Financial common stock, as the case may be, for their expenses in forwarding soliciting materials to beneficial owners of the Wesbanco common stock and Premier Financial common stock and in obtaining voting instructions from those owners.

Q:	Is the Merger expected to be taxable to Premier Financial shareholders?

A:

Generally, no. The Merger is structured to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of Premier Financial common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Premier Financial common stock for shares of Wesbanco common stock in the Merger, except with respect to any cash received instead of fractional shares of Wesbanco common stock. You should read “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 110 for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated, and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult with your tax advisor to determine the specific tax consequences of the Merger to you.

Q:	Where can I find the voting results of the Wesbanco special meeting and the Premier Financial special meeting?

A:

The preliminary voting results will be announced at each of the respective Wesbanco and Premier Financial special meetings. In addition, within four business days following certification of the final voting results, each of Wesbanco and Premier Financial will disclose the final voting results of their respective special meetings in a Current Report on Form 8-K filed with the SEC.

Q:	Are there any risks that I should consider in deciding how to vote at the Wesbanco special meeting or the Premier Financial special meeting?

A:

Yes. You should read and carefully consider the risk factors set forth in the “Risk Factors” section beginning on page 34. You also should read and carefully consider the risk factors of Wesbanco and Premier Financial contained in the documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Wesbanco or Premier Financial, as applicable, to obtain the necessary quorum to hold its respective special meeting. In addition, if you are a Premier Financial shareholder, your failure to submit a proxy or vote at the Premier Financial special meeting, or failure to instruct your bank or broker how to vote at the Premier Financial special meeting, will have the same effect as a vote “AGAINST” the Premier Financial Merger Proposal. The Merger cannot be completed without the approval of the Wesbanco Merger Proposal and the Wesbanco Share Issuance Proposal by Wesbanco’s shareholders and the approval of the Premier Financial Merger Proposal by Premier Financial’s shareholders. Wesbanco’s board of directors and Premier Financial’s board of directors recommend that you vote “FOR” for each of the proposals submitted at the Wesbanco special meeting and the Premier Financial special meeting, respectively.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of Wesbanco common stock or Premier Financial common stock in “street name” and also directly in your name as a holder of record or otherwise, or if you hold shares of Wesbanco common stock or Premier Financial common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record holders. For shares held directly, please complete, sign, date and return each proxy card by mail (or submit your voting instructions by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Wesbanco common stock or Premier Financial common stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	Who can help answer any other questions that I might have?

A:	If you want additional copies of this document, or if you want to ask any questions about the Merger, you should contact

If you are a Wesbanco shareholder:	If you are a Premier Financial shareholder:

Wesbanco’s Proxy Solicitor: Georgeson LLC 1290 Avenue of the Americas, 9th Floor, New York, New York 10104 Banks, Brokers and Shareholders Call Toll-Free (866) 735-8024 Or Wesbanco, Inc.

Premier Financial’s Proxy Solicitor:

Laurel Hill Advisory Group

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call Collect: (516) 933-3100

All Others Call Toll-Free: (888) 742-1305

Or

Premier Financial Corp.

Attn: Linda M. Woodfin, Secretary	Attn: Shannon M. Kuhl, Corporate Secretary
One Bank Plaza	275 W. Federal Street
Wheeling, West Virginia 26003	Youngstown, Ohio 44503
(304) 234-9000	(330) 742-0572

Q:	Where can I find more information about Wesbanco and Premier Financial?

A:

You can find more information about Wesbanco and Premier Financial from the various sources described in the section entitled “Where You Can Find More Information about Wesbanco and Premier Financial” beginning on page 152.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. To fully understand the Merger and for a more complete description of the terms of the Merger, you should carefully read this entire document, including the annexes, and the documents we refer you to under the caption “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152. This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of Wesbanco, Premier Financial and the potential combined company, as well as statements applicable to the period following the completion of the Merger. You can find some of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions. These forward-looking statements involve certain risks and uncertainties. The ability of either Wesbanco or Premier Financial to predict results or the actual effects of our plans and strategies, particularly after the Merger, is inherently uncertain. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Merger (See page 56)

We propose a merger of Premier Financial with and into Wesbanco. If the Merger is consummated, Wesbanco will continue as the surviving corporation. The Wesbanco Articles and the amended and restated bylaws of Wesbanco (the “Wesbanco Bylaws”), each as in effect immediately prior to the consummation of the Merger, will continue as the articles of incorporation and bylaws of the surviving corporation until amended or repealed in accordance with applicable law. The officers and directors of Wesbanco will continue as the officers and directors of the surviving corporation, except that four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman, will be appointed to the board of directors of Wesbanco upon completion of the Merger. After the effective time of the Merger and as part of the same overall transaction, Premier Bank, the wholly-owned banking subsidiary of Premier Financial, for no additional consideration and pursuant to the Merger Agreement, will merge with and into Wesbanco Bank, Inc., the wholly-owned banking subsidiary of Wesbanco (“Wesbanco Bank”), with Wesbanco Bank continuing as the surviving entity (the “Bank Merger”).

Premier Financial Shareholders Will Receive Wesbanco Common Stock in the Merger (See page 56)

If the Merger is completed, for each share of Premier Financial common stock that Premier Financial shareholders own, you will receive 0.80 of a share of Wesbanco common stock, subject to adjustment as described in the Merger Agreement. We sometimes refer to the 0.80 of a share of Wesbanco common stock as the “Merger Consideration” or the “Exchange Ratio.” Instead of fractional shares of Wesbanco common stock, Premier Financial shareholders will receive a check for any fractional shares based on the volume weighted average trading price of Wesbanco common stock during a specified period before the effective time of the Merger.

The Exchange Ratio is a fixed ratio. Therefore, the number of shares of Wesbanco common stock to be received by holders of Premier Financial common stock in the Merger will not change if the trading price of Wesbanco common stock or Premier Financial common stock changes between now and the time the Merger is completed. However, the Exchange Ratio is subject to adjustment if Wesbanco completes certain corporate transactions, such as a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar changes in Wesbanco’s capitalization. The Exchange Ratio also is subject to adjustment in certain circumstances if Premier Financial were to elect to terminate the Merger Agreement based on a decrease in the market price of Wesbanco common stock and Wesbanco were to elect to increase the Merger Consideration by adjusting the Exchange Ratio. See “The Merger — Termination of the Merger Agreement” beginning on page 123.

At the effective time of the Merger, Wesbanco shareholders will continue to own the same number of shares of Wesbanco common stock that they owned immediately prior to the effective time of the Merger and will not receive any shares, cash or other consideration as a result of the Merger.

Treatment of Premier Financial Equity-Based Awards (See page 57)

Stock Options: At the effective time of the Merger, each stock option (or portion thereof) granted by Premier Financial to purchase shares of Premier Financial common stock under Premier Financial’s stock compensation and stock based incentive plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger generally will, without any further action on the part of Wesbanco, Premier Financial or the holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share (as defined below) subject to such option equal to the product of (i) the Exchange Ratio and (ii) the volume weighted average trading price of Wesbanco common stock on the Nasdaq Global Select Market for the 20-trading day period ending on the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which Premier Financial’s shareholders approve the Premier Financial Merger Proposal (the “Average Closing Price”). The amount payable to any holder of a Premier Financial stock option will be reduced by any applicable tax withholding. For the avoidance of doubt, except as contemplated otherwise by the Merger Agreement, each outstanding Premier Financial stock option with an exercise price per share that is in excess of the Average Closing Price will be cancelled and extinguished at the effective time of the Merger without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, a “Net Option Share” means, with respect to a Premier Financial stock option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Premier Financial stock option multiplied by (B) the number of shares of Premier Financial common stock subject to such stock option, divided by (ii) the Average Closing Price.

Restricted Stock: Immediately prior to the effective time of the Merger, each award in respect of a share of Premier Financial common stock subject to time-based vesting or other time-based lapse restriction granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding immediately prior to the effective time of the Merger will fully vest and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such restricted stock award, less applicable tax withholdings.

Performance Awards: Immediately prior to the effective time of the Merger, each performance-based equity award in respect of shares of Premier Financial common stock granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding at such time will fully vest (with any performance-based vesting condition applicable to such performance award to be deemed to have been met at target or as otherwise provided in the Merger Agreement) and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such performance award, less applicable tax withholdings.

Wesbanco’s Reasons for the Merger and Recommendations to Shareholders (See page 67)

The Wesbanco board of directors has determined that the Merger Agreement and the Merger are in the best interests of Wesbanco and its shareholders. The Wesbanco board of directors accordingly adopted the Merger Agreement and approved the Merger and recommends that Wesbanco shareholders vote “FOR” approval of the Wesbanco Merger Proposal and “FOR” approval of the Wesbanco Stock Issuance Proposal.

In determining whether to approve the Merger Agreement and recommend approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal to the Wesbanco shareholders, Wesbanco’s board considered the factors described under “The Merger — Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors” beginning on page 67.

In addition, the Wesbanco board of directors recommends that Wesbanco shareholders vote “FOR” approval of the Wesbanco Adjournment Proposal and “FOR” approval of the Wesbanco Authorized Share Increase Proposal.

Premier Financial’s Reasons for the Merger and Recommendations to Shareholders (See page 78)

The Premier Financial board of directors has determined that the Merger Agreement and the Merger are in the best interests of Premier Financial and its shareholders. The Premier Financial board of directors accordingly approved the Merger Agreement and recommends that Premier Financial shareholders vote “FOR” approval of the Premier Financial Merger Proposal.

In determining whether to approve the Merger Agreement and recommend approval of the Premier Financial Merger Proposal to the Premier Financial shareholders, Premier Financial’s board considered the factors described under “The Merger — Premier Financial’s Reasons for the Merger and Recommendation of the Premier Financial Board of Directors” beginning on page 78.

In addition, the Premier Financial board of directors recommends that Premier Financial shareholders vote “FOR” approval of the Premier Financial Merger-Related Compensation Proposal and “FOR” approval of the Premier Financial Adjournment Proposal.

Opinion of Wesbanco’s Financial Advisor (See page 69)

At the July 25, 2024 meeting of Wesbanco’s board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to Wesbanco’s board of directors dated July 25, 2024, that, as of such date, the Exchange Ratio to be paid by Wesbanco in the Merger, other than for Trust Account Shares and DPC Shares (each as defined in the Merger Agreement), pursuant to the Merger Agreement was fair, from a financial point of view, to Wesbanco.

The full text of the written opinion of Raymond James, dated July 25, 2024, which sets forth, among other things, the various procedures followed, assumptions made, matters considered, qualifications and limitations on the scope of the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of Wesbanco’s board of directors (solely in its capacity as such) in connection with, and for purposes of, the Wesbanco board of directors’ consideration of the Merger and its opinion addresses only whether the Exchange Ratio to be paid by Wesbanco in the Merger, other than for Trust Account Shares and DPC Shares (each as defined in the Merger Agreement), pursuant to the Merger Agreement was fair to Wesbanco, from a financial point of view, as of July 25, 2024. The opinion of

Raymond James did not address any other term or aspect of the Merger Agreement, or the Merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to Wesbanco’s board of directors, or to any Wesbanco or Premier Financial shareholder, as to how Wesbanco’s board of directors, such shareholder or any other person should act with respect to the Merger or any other matter.

Opinion of Premier Financial’s Financial Advisor (See page 81)

At the July 25, 2024 meeting of the Premier Financial board of directors, representatives of Piper Sandler & Co. (“Piper Sandler”) rendered to the board of directors of Premier Financial its oral opinion, which was subsequently confirmed in writing on the same day, to the effect that, as of such date and subject to the procedures followed, matters considered and assumptions and qualifications set forth therein, the exchange ratio was fair to the holders of Premier Financial common stock from a financial point of view.

The full text of Piper Sandler’s opinion, dated July 25, 2024, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex C to this joint proxy statement/prospectus. Piper Sandler provided its opinion for the information and assistance of the Premier Financial board of directors (solely in each director’s capacity as such) in connection with, and for purposes of, the board’s consideration of the Merger, and Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the Exchange Ratio. The opinion of Piper Sandler did not address any other term or aspect of the Merger Agreement or the Merger contemplated thereby. The Piper Sandler opinion does not constitute a recommendation to the Premier Financial board of directors or any holder of Premier Financial common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the Merger or any other matter.

The Wesbanco Special Meeting Will be Held on December 11, 2024 (See page 42)

A special meeting of Wesbanco’s shareholders will be held at the 5th Floor Boardroom of Wesbanco’s offices located at One Bank Plaza, Wheeling, WV 26003, on December 11, 2024, at 12:00 p.m. Eastern Time. At the Wesbanco special meeting, Wesbanco shareholders will be asked to approve the: (i) Wesbanco Merger Proposal; (ii) Wesbanco Stock Issuance Proposal; (iii) Wesbanco Adjournment Proposal; and (iv) Wesbanco Authorized Share Increase Proposal.

The Premier Financial Special Meeting Will be Held on December 11, 2024 (See page 50)

A special meeting of Premier Financial’s shareholders will be held virtually at www.virtualshareholdermeeting.com/PFC2024SM, on December 11, 2024, at 12:00 p.m. Eastern Time. At the Premier Financial special meeting, Premier Financial shareholders will be asked to approve the: (i) Premier Financial Merger Proposal; (ii) Premier Financial Merger-Related Compensation Proposal; and (iii) Premier Financial Adjournment Proposal.

Record Date; Voting Power (See pages 42 and 50)

Wesbanco. You may vote at the Wesbanco special meeting only if you owned shares of Wesbanco common stock at the close of business on October 28, 2024 (the “Wesbanco Record Date”). On the Wesbanco Record Date, there were [ ● ] shares of Wesbanco common stock outstanding. You may cast one vote for each share of Wesbanco common stock you owned on the Wesbanco Record Date. You can vote your shares by telephone, the Internet or by returning the enclosed proxy by mail, or you may vote in person by appearing at the Wesbanco special meeting. You can change your vote by submitting a later-dated proxy by telephone, the Internet or by mail, provided that it must be received prior to the Wesbanco special meeting. You can also change your vote by attending the Wesbanco special meeting and voting in person.

Premier Financial. You may vote at the Premier Financial special meeting only if you owned shares of Premier Financial common stock at the close of business on October 28, 2024 (the “Premier Financial Record Date”). On the Premier Financial Record Date, there were [ ● ] shares of Premier Financial common stock outstanding. You may cast one vote for each share of Premier Financial common stock you owned on the Premier Financial Record Date. You can vote your shares by telephone, the Internet or by returning the enclosed proxy by mail, or you may vote live by virtually attending at the Premier Financial special meeting at www.virtualshareholdermeeting.com/PFC2024SM. You can change your vote by submitting a later-dated proxy by telephone, the Internet or by mail, provided that it must be received prior to the Premier Financial special meeting. You can also change your vote by virtually attending the Premier Financial special meeting and voting live.

Vote Required (See pages 44 and 51)

Wesbanco Special Meeting.

Wesbanco Merger Proposal. If a quorum exists, approval of the Wesbanco Merger Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Stock Issuance Proposal. If a quorum exists, approval of the Wesbanco Stock Issuance Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Adjournment Proposal. If a quorum exists, approval of the Wesbanco Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Authorized Share Increase Proposal. If a quorum exists, approval of the Wesbanco Authorized Share Increase Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Premier Financial Special Meeting.

Premier Financial Merger Proposal. If a quorum exists, approval of the Premier Financial Merger Proposal requires the adoption of the merger pursuant to the merger agreement by at least two-thirds of the issued and outstanding shares of Premier Financial common stock entitled to vote thereon. Abstentions, failures to vote and broker non-votes will have the effect of a vote AGAINST this proposal, assuming a quorum is present.

Premier Financial Merger-Related Compensation Proposal. If a quorum exists, approval of the Premier Financial Merger-Related Compensation Proposal requires the affirmative vote of at least a majority of all votes cast on the proposal assuming that a quorum is present. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Premier Financial Adjournment Proposal. If a quorum exists, approval of the Premier Financial Adjournment Proposal requires the affirmative vote of at least a majority of all votes cast on the proposal assuming that a quorum is present. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Voting Agreements for Premier Financial Common Stock (See page 128)

In connection with the Merger Agreement, Wesbanco has entered into voting agreements with each of Premier Financial’s executive officers and directors. In these voting agreements, each of these individuals generally has agreed to vote all of the shares of Premier Financial common stock the he or she controls to approve the Premier Financial Merger Proposal. As of the Premier Financial Record Date, approximately [ ● ] shares, or approximately [ ● ]% of the outstanding shares of Premier Financial common stock, were subject to these voting agreements. The complete text of a form of the voting agreements is set forth in Exhibit A to the Merger Agreement, which is attached to this document as Annex A and incorporated into this document by reference.

Quorum; Abstentions; Broker Voting; Failure to Vote (See pages 42-44 and 50-51)

Wesbanco Special Meeting.

Quorum. A quorum must be present to transact business at the Wesbanco special meeting. If you submit a properly executed proxy, even if you abstain from voting, your shares will be counted for purposes of calculating whether a quorum is present at the Wesbanco special meeting. A quorum at the Wesbanco special meeting requires the presence, whether in person or by proxy, of at least a majority of the votes entitled to be cast at the Wesbanco special meeting.

Abstentions. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting on a matter. If a Wesbanco shareholder submits a proxy in which the shareholder abstains from voting, the abstention will be counted toward a quorum at the Wesbanco special meeting, but it will have no effect on any of the four proposals assuming a quorum is present.

Broker Voting. If your shares of Wesbanco common stock are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted. In general, under the rules of the various national and regional securities exchanges, broker holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain routine, non-contested matters, but not on non-routine proposals. In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares. When there is a routine proposal on a ballot or when the broker receives voting instructions on at least one non-routine proposal but not all such proposals, the non-routine proposals for which the broker has not been given voting instructions are often called “broker non-votes.”

The Wesbanco Authorized Share Increase Proposal is a routine matter on which brokers will have the discretion to vote your shares of Wesbanco common stock if you do not provide your broker with instructions on how to vote your shares on that matter. None of the other proposals to be voted upon at the Wesbanco special meeting are routine matters, so brokers holding shares in street name will not be permitted to exercise voting discretion on any of the other proposals to be considered at the Wesbanco special meeting. Therefore, if a beneficial holder of shares of Wesbanco common stock does not give its broker any voting instructions, the holder’s shares of Wesbanco common stock will not be voted on any proposals at the Wesbanco special meeting other than the Wesbanco Authorized Share Increase Proposal. Shares of Wesbanco common stock that are voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal will be considered present at the Wesbanco special meeting and will count towards the satisfaction of a quorum at the Wesbanco special meeting. If a beneficial holder of shares of Wesbanco common stock does not give its broker any voting instructions and the beneficial holder’s shares of Wesbanco common stock are not voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal, the beneficial holder’s shares will not be considered present at the Wesbanco special meeting, will not count towards the satisfaction of a quorum at the

Wesbanco special meeting and will have no effect on the outcome of any of the four proposals to be voted upon at the Wesbanco special meeting, assuming a quorum is present. If a broker or other nominee receives voting instructions on one or more but not all of the proposals, the beneficial holder’s shares (i) will be voted on the one or more other proposals on which voting instructions were received in accordance with those instructions, (ii) will be considered present at the Wesbanco special meeting, (iii) will count towards the satisfaction of a quorum, (iv) may be voted at the discretion of the applicable broker on the Wesbanco Authorized Share Increase Proposal if the Wesbanco Authorized Share Increase Proposal was not one of the proposals on which voting instructions were received, and (v) will have no effect on the outcome of any of the proposals on which the shares are not voted.

If your shares are held by a bank or other nominee, whether your nominee may vote your shares in the absence of instructions from you will depend on your specific arrangement with your nominee record holder, but in the absence of an arrangement granting such record holder discretionary authority to vote, your record holder nominee will not have authority to vote your shares of Wesbanco common stock on any matter at the Wesbanco special meeting, other than the Wesbanco Authorized Share Increase Proposal, absent specific voting instructions from you. It is important that you be sure to provide your bank or other nominee record holder with instructions on how to vote your shares held in street name.

Failure to Vote/Unvoted Shares. If you do not vote your shares of Wesbanco common stock, your shares will not be counted toward a quorum at the Wesbanco special meeting and will have no effect on any of the four proposals assuming a quorum is present, unless you hold your shares in “street name” and the applicable holder of record votes your shares in its discretion on the Wesbanco Authorized Share Increase Proposal, in which case your shares will be counted toward a quorum at the Wesbanco special meeting and will have an effect on the Wesbanco Share Increase Proposal but not on the Wesbanco Merger Proposal, the Wesbanco Share Issuance Proposal or the Wesbanco Adjournment Proposal.

Premier Financial Special Meeting.

Quorum. A quorum, consisting of the holders of a majority of the outstanding shares of Premier Financial common stock, must be present in person or by proxy at the special meeting of Premier Financial shareholders before any action can be taken. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called. Abstentions will count as present for establishing a quorum. Any “broker non-votes” submitted by brokers or nominees in connection with the Premier Financial special meeting will not be counted for purposes of determining the number of votes cast on a proposal and will not be treated as present for quorum purposes.

Abstentions. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting on a matter. If a Premier Financial shareholder submits a proxy in which the shareholder abstains from voting, the abstention will be counted toward a quorum at the Premier Financial special meeting. Abstentions will have the effect of a vote AGAINST the Premier Financial Merger Proposal but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present.

Broker Voting. If your shares of Premier Financial common stock are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted. In general, under the rules of the various national and regional securities exchanges, broker holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain routine, non-contested matters, but not on non-routine proposals. In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares. When there is a routine proposal on a ballot or when the broker receives voting instructions on at least one non-routine proposal but not all such proposals, the non-routine proposals for which the broker has not been given voting instructions are often called “broker non-votes.” Since there are no routine items to be voted on at the Premier Financial special meeting, broker nominee record holders that do not receive voting instructions from the beneficial owners of such shares with respect to at least one proposal will not be able to return a proxy card with respect to such shares and these shares will be treated as unvoted shares. As a result, these shares will not be considered present at the Premier Financial special meeting and will not count towards the satisfaction of a quorum. Therefore, the failure to instruct any such broker will have the effect of a vote AGAINST the Premier Financial Merger Proposal but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present. Conversely, if a broker or other nominee receives voting instructions on one but not all of the proposals, those shares will be voted on that proposal, considered present at the Premier Financial special meeting and will count towards the satisfaction of a quorum.

If your shares are held by a bank or other nominee, however, whether your nominee may vote your shares in the absence of instructions from you will depend on your specific arrangement with your nominee record holder. In the absence of an arrangement granting such record holder discretionary authority to vote, your record holder nominee will not have authority to vote your shares of Premier Financial common stock on any matter at the Premier Financial special meeting absent specific voting instructions from you. In that circumstance, your shares will not be considered present at the Premier Financial special meeting, will not count towards the satisfaction of a quorum, and will have the effect of a vote AGAINST the Premier Financial Merger Proposal, but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present.

Failure to Vote/Unvoted Shares. If you do not vote your shares of Premier Financial common stock, your shares will not be counted toward a quorum at the Premier Financial special meeting. Such failure to vote will have the effect of a vote AGAINST the Premier Financial Merger Proposal but will have no effect on the outcome of the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal, assuming a quorum is present.

No Dissenters’ or Appraisal Rights (See page 109)

Under applicable West Virginia and Ohio law, neither holders of Wesbanco common stock nor Premier Financial common stock will be entitled to dissenters’ or appraisal rights. Therefore, if you own shares of Wesbanco common stock on the Wesbanco Record Date but you are against the Merger, you may vote against approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal but you may not exercise dissenters’ or appraisal rights. Similarly, if you own shares of Premier Financial common stock on the Premier Financial Record Date but you are against the Merger, you may vote against approval of the Premier Financial Merger Proposal but you may not exercise dissenters’ or appraisal rights for your Premier Financial common stock.

Shares to be Issued by Wesbanco in the Merger; Ownership of Wesbanco after the Merger (See page 56)

Wesbanco will issue a maximum of approximately [ ● ] shares of its common stock to Premier Financial shareholders in connection with the Merger, based on the number of (i) shares of Premier Financial common stock outstanding on the Premier Financial Record Date (restricted and unrestricted) and (ii) shares of Premier Financial common stock potentially issuable pursuant to outstanding stock options that are vested or that are expected to vest prior to completion of the Merger or restricted stock awards or performance awards that are expected to vest prior to completion of the Merger, assuming no adjustment to the Exchange Ratio is made. Assuming that Wesbanco issues that maximum number of shares, those shares would constitute approximately

[ ● ]% of the outstanding stock of Wesbanco immediately after the Merger, based on the number of shares of Wesbanco common stock outstanding on October 28, 2024. The Wesbanco shares to be issued in the Merger will be listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.”

Material U.S. Federal Income Tax Consequences (See page 110)

It is a condition to the completion of the Merger, unless waived by the parties in writing, that each of Wesbanco and Premier Financial receives a legal opinion from their respective tax counsel to the effect that the Merger will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, holders of Premier Financial common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of Premier Financial common stock for shares of Wesbanco common stock in the Merger, except with respect to any cash received instead of fractional shares of Wesbanco common stock. For further information, please refer to “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 110.

You should read the summary under the caption “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 110 for a more complete discussion of the U.S. federal income tax consequences of the Merger. You should also consult with your own tax advisor concerning the U.S. federal, state, local and foreign tax consequences of the Merger that may apply to you.

Certain Differences in the Rights of Wesbanco Shareholders and Premier Financial Shareholders (See page 141)

Wesbanco is a West Virginia corporation governed by West Virginia law, and Premier Financial is an Ohio corporation governed by Ohio law. Once the Merger occurs, Premier Financial shareholders will become shareholders of Wesbanco, and their rights will be governed by West Virginia law and Wesbanco’s corporate governing documents rather than Ohio law and Premier Financial’s governing documents. Because of the differences between the laws of the State of Ohio and the State of West Virginia and the respective corporate governing documents of Premier Financial and Wesbanco, Premier Financial’s shareholders’ rights as shareholders will change as a result of the Merger. These include, among other things, differences in shareholders’ rights related to notice and adjournment of shareholder meetings, the calling of special meetings of shareholders, the number and term of directors, nomination of directors, removal of directors and filling vacancies on the board of directors, cumulative voting, indemnification of officers and directors, amendment of governing documents, and statutory provisions affecting control share acquisitions and business combinations.

Conditions to the Merger (See page 122)

Completion of the Merger is subject to the satisfaction or waiver of the conditions specified in the Merger Agreement, including, among others, those listed below:

•	the approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal by the shareholders of Wesbanco;

•	the approval of the Premier Financial Merger Proposal by the shareholders of Premier Financial;

•	the absence of a restraining order, injunction or other court order or legal restraint or prohibition preventing the consummation of the Merger;

•	the receipt by Wesbanco and Premier Financial of all necessary approvals of governmental and regulatory authorities; and

•

the receipt of an opinion from each party’s tax counsel, dated as of the closing date of the Merger, to the effect that for federal income tax purposes the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement (See page 123)

The parties can agree to terminate the Merger Agreement at any time prior to completion of the Merger, and either Wesbanco or Premier Financial can terminate the Merger Agreement if, among other reasons, any of the following occurs:

•	Wesbanco shareholders fail to approve the Wesbanco Merger Proposal or the Wesbanco Stock Issuance Proposal;

•	Premier Financial Shareholders fail to approve the Premier Financial Merger Proposal;

•	the Merger is not completed by July 25, 2025;

•	there has been a final, non-appealable denial of a required governmental or regulatory approval; or

•	the other party breaches or materially fails to comply with any of its representations, warranties or obligations under the Merger Agreement.

Subject to Wesbanco’s option to increase the Exchange Ratio in response as described in the Merger Agreement, Premier Financial also will have the right to terminate the Merger Agreement if the average closing price of Wesbanco common stock during a specified period before the effective time of the Merger is less than $22.00 and Wesbanco common stock underperforms the Nasdaq Bank Index by more than 20%. Subject to certain conditions, Premier Financial also may terminate the Merger Agreement in order to enter into an agreement with respect to an unsolicited proposal that, if consummated, would be reasonably likely to result in a transaction more favorable to Premier Financial’s shareholders from a financial point of view, provided that Premier Financial pays the termination fee described below.

Termination Fee (See page 126)

The Merger Agreement provides that if the Merger Agreement is terminated under certain circumstances, described more fully under “The Merger — Termination Fee” beginning on page 126, Premier Financial will be required to pay a termination fee of $37.0 million to Wesbanco.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (See page 127)

We may jointly amend the terms of the Merger Agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the Premier Financial special meeting, the Merger Agreement may not be amended if doing so would violate applicable Ohio corporate law, West Virginia corporate law, U.S. federal securities laws or the rules of The Nasdaq Stock Market LLC.

Effective Date of the Merger (See page 127)

We expect the Merger to be completed as soon as practicable after all regulatory approvals and shareholder approvals have been received. We expect this to occur during the first quarter of 2025.

Regulatory Approvals (See page 107)

The Merger is subject to the approval of the Board of Governors of the Federal Reserve System, the West Virginia Division of Financial Institutions (the “WVDFI”) and the Ohio Division of Financial Institutions (the

“ODFI”). The Bank Merger is subject to the approval of the Federal Deposit Insurance Corporation, the WVDFI and the ODFI. These governmental authorities may impose conditions for granting approval of the Merger. Neither Wesbanco nor Premier Financial can offer any assurance that all necessary approvals will be obtained or the date when any such approvals will be obtained. Wesbanco and Premier Financial filed applications and notifications to obtain the required regulatory approvals on September 23, 2024.

Interests of Certain Persons in the Merger (See page 99)

The directors and executive officers of Premier Financial have financial and other interests in the Merger that differ from, or are in addition to, their interests as shareholders of Premier Financial. These interests include, but are not limited to:

•

the continued indemnification of current and former directors and executive officers under the Merger Agreement and providing these individuals with directors’ and officers’ insurance for six years after the Merger;

•	the receipt of payments by certain executive officers of Premier Financial pursuant to rights granted under agreements with Premier Financial, Premier Bank, Wesbanco and/or Wesbanco Bank;

•	the continuation of certain benefits for certain officers and directors of Premier Financial;

•

the appointment of four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman, to the board of directors of Wesbanco and Wesbanco Bank upon completion of the Merger;

•

the entrance into a consulting agreement by Donald P. Hileman, Executive Chairman of Premier Financial and Premier Bank, pursuant to which Wesbanco and Wesbanco Bank will retain Mr. Hileman as a consultant following the consummation of the Merger;

•	the accelerated vesting of certain equity awards for executive officers and directors of Premier Financial;

•	the creation of a retention bonus pool for the purpose of retaining the services of certain key employees of Premier Financial; and

•

grants of Wesbanco restricted stock to certain key employees, including some executive officers, of Premier Financial, effective upon completion of the Merger, which would cliff vest after two years, for the purpose of retaining those key employees of Premier Financial as Wesbanco employees after the Merger.

The Premier Financial board of directors knew about these additional interests, and considered them when the board approved the Merger Agreement. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 99 for more detailed information about these interests.

Premier Financial Merger-Related Compensation Proposal (See page 54)

In accordance with SEC rules, Premier Financial shareholders will vote on a proposal to approve, on an advisory (non-binding) basis, certain payments that will or may be made to Premier Financial’s named executive officers in connection with the Merger. These payments are reported in the Golden Parachute Compensation table on page 106 and the associated narrative discussion. We refer to this proposal as the Premier Financial Merger-Related Compensation Proposal.

Adjournment Proposals (See pages 48 and 55)

Wesbanco. Wesbanco shareholders are being asked to approve a proposal to grant Wesbanco’s board of directors discretionary authority to adjourn the Wesbanco special meeting, if necessary, to solicit additional proxies in favor of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal if a quorum is present at the Wesbanco special meeting but there are insufficient votes to approve either of those proposals. We refer to this proposal as the Wesbanco Adjournment Proposal. The approval of the Wesbanco Adjournment Proposal is not a condition to the Merger. The Wesbanco Adjournment Proposal is not subject to or conditioned on any other proposal to be considered at the Wesbanco special meeting and does not require the approval of any other such proposal to be effective.

Premier Financial. If, at the special meeting of Premier Financial shareholders, the number of shares of Premier Financial common stock present or represented and voting in favor of the Premier Financial Merger Proposal is insufficient to adopt the Premier Financial Merger Proposal, Premier Financial intends to ask its shareholders to vote to adjourn the special meeting to another time or place, if necessary or appropriate, to permit further solicitation of proxies. In this event, Premier Financial will request that the shareholders vote on the Premier Financial adjournment proposal. Premier Financial is asking its shareholders to authorize the holder of any proxy solicited by the Premier Financial board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Premier Financial special meeting to another time and place, if necessary or appropriate, for the purpose of soliciting additional proxies.

Wesbanco Authorized Share Increase Proposal (See page 48)

Wesbanco shareholders are being asked to approve a proposal to amend the Wesbanco Articles to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares. We refer to this proposal as the Wesbanco Authorized Share Increase Proposal. The approval of the Wesbanco Authorized Share Increase Proposal is not a condition to the Merger. The Wesbanco Authorized Share Increase Proposal is not subject to or conditioned on any other proposal to be considered at the Wesbanco special meeting and does not require the approval of any other such proposal to be effective. If the Wesbanco Authorized Share Increase Proposal is approved by Wesbanco’s shareholders, subject to the discretion of Wesbanco’s board of directors, Wesbanco intends to file an amendment to the Wesbanco Articles with the Secretary of State of the State of West Virginia. Upon filing of the amendment, the additional authorized shares of Wesbanco common stock would be available for issuance at the discretion of Wesbanco’s board of directors and without further shareholder approval, even if the Merger is not consummated, except as may be required by the West Virginia Business Corporations Act or the rules of The Nasdaq Stock Market LLC.

The Companies (See pages 139 and 140)

Wesbanco, Inc.

One Bank Plaza

Wheeling, West Virginia 26003

(304) 234-9000

Founded in 1870, Wesbanco is a diversified and balanced financial services company. Wesbanco’s banking subsidiary, Wesbanco Bank, Inc., operates more than 190 financial centers in the states of Indiana, Kentucky, Maryland, Ohio, Pennsylvania and West Virginia. In addition to a full range of online and mobile banking options and a full-suite of commercial products and services, Wesbanco provides trust, wealth management, securities brokerage and private banking services through its Trust and Investment Services department, with approximately $5.6 billion of assets under management as of June 30, 2024. Wesbanco also offers insurance and brokerage services through its affiliates and subsidiaries.

As of June 30, 2024, Wesbanco had approximately $18.1 billion of consolidated total assets, approximately $13.4 billion of deposits, approximately $12.1 billion of loans and approximately $2.5 billion of shareholders’ equity.

Wesbanco’s website can be accessed at http://www.wesbanco.com. Information contained in Wesbanco’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Wesbanco’s common stock trades on the Nasdaq Global Select Market under the symbol “WSBC.”

Premier Financial Corp.

601 Clinton Street

Defiance, Ohio 43512

(419) 785-8700

Premier Financial was incorporated under the laws of the State of Ohio on June 7, 1995 to serve as the holding company of Premier Bank. The rights of Premier Financial shareholders are governed by Premier Financial’s articles of incorporation and Premier Financial’s code of regulations, each as amended to date, and by the Ohio General Corporation Law (the “OGCL”). Premier Financial is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and subject to regulation by the Federal Reserve Board.

Premier Financial conducts business through its wholly-owned subsidiaries, Premier Bank, PFC Capital, LLC (“PFC Capital”) and First Insurance Group of the Midwest, Inc. (“FIG”).

Premier Bank is an Ohio state-chartered bank headquartered in Youngstown, Ohio. It conducts operations through 73 banking center offices, nine loan offices and serves clients through a team of wealth professionals. These operations are located in Ohio, Michigan, Indiana and Pennsylvania. Premier Bank provides a broad range of financial services including checking accounts, savings accounts, certificates of deposit, real estate mortgage loans, commercial loans, consumer loans, home equity loans and trust and wealth management services through its extensive branch network. PFC Capital was formed as an Ohio limited liability company in 2016 for the purpose of providing mezzanine funding for customers. Mezzanine loans are offered by PFC Capital to customers in Premier Financial’s market area and are expected to be repaid from the cash flow from operations of the business. FIG is an Ohio corporation which was formed in 1964, and FIG is a licensed insurance agency in multiple states. Substantially all of the assets of FIG were sold to RSC Insurance Brokerage, Inc. by agreement dated June 30, 2023.

At June 30, 2024, Premier Financial had approximately $8.8 billion of consolidated total assets, $7.2 billion of deposits, $6.7 billion of loans and $979.1 million of shareholders’ equity.

Premier Financial’s website can be accessed at https://www.premierfincorp.com/. Information on Premier Financial’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Premier Financial’s common stock is listed and traded on The Nasdaq Global Select Market under the symbol “PFC.”

COMPARATIVE PER SHARE MARKET PRICES AND IMPLIED VALUE OF MERGER CONSIDERATION

The following table presents the closing market prices for Wesbanco and Premier Financial common stock on July 25, 2024 and [ ● ], 2024, respectively. July 25, 2024 was the last full trading day prior to the public announcement of the signing of the Merger Agreement. [ ● ], 2024 was the last practicable full trading day for which information was available prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the Merger Consideration for each share of Premier Financial common stock as of the same two dates. This implied value was calculated by multiplying the closing price of Wesbanco common stock on those dates by the exchange ratio of 0.80.

	Wesbanco		Premier Financial		Implied Per Share Value of Merger Consideration
July 25, 2024		$34.28		$25.48		$27.42
[ ● ], 2024	$	[ ● ]	$	[ ● ]	$	[ ● ]

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Wesbanco shareholders or Premier Financial shareholders in determining how to vote. Wesbanco shareholders and Premier Financial shareholders are urged to obtain current market quotations for shares of Wesbanco common stock and Premier Financial common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering how to vote. The market prices of Wesbanco common stock and Premier Financial common stock have fluctuated since the date of the announcement of the Merger and are likely to fluctuate between the date of this joint proxy statement/prospectus, the dates of the respective special meetings of Wesbanco and Premier Financial and the date of completion of the Merger. No assurance can be given concerning the market prices of Premier Financial common stock or Wesbanco common stock before or after the effective date of the Merger. Changes in the market price of Wesbanco common stock prior to the completion of the Merger will affect the market value of the Merger Consideration that Premier Financial shareholders will receive upon completion of the Merger. Wesbanco common stock trades on the Nasdaq Global Select Market under the trading symbol “WSBC.” Premier Financial common stock trades on the Nasdaq Global Select Market under the trading symbol “PFC.”

As of [ ● ], 2024, the last date prior to the date of this joint proxy statement/prospectus for which it was practicable to obtain this information for Wesbanco and Premier Financial, respectively, there were approximately [ ● ] registered holders of Wesbanco common stock and approximately [ ● ] registered holders of Premier Financial common stock.

Dividends

Wesbanco and Premier Financial both currently pay a quarterly cash dividend on shares of their respective common stock. Under the terms of the Merger Agreement, Wesbanco and Premier Financial will coordinate the payment of any dividends and the record date and payment dates relating thereto, such that Premier Financial shareholders (who will become Wesbanco shareholders after the Merger) will not receive multiple dividends, or fail to receive one dividend, from Premier Financial and/or Wesbanco for any single calendar quarter.

In addition, subject to certain contingencies set forth in the Merger Agreement, in the event that Premier Financial does not declare and pay all or any portion of a regular quarterly dividend of $0.31 per share of Premier Financial common stock by reason of Premier Financial’s failure to obtain regulatory non-objection, consent or approval of such quarterly dividend or a related dividend from Premier Bank to Premier Financial, Wesbanco will make a cash payment to Premier Financial’s shareholders at the closing of the Merger on a dollar-for-dollar basis in an amount equal to the total amount of all such foregone dividends, assuming that the number of shares of Premier Financial’s common stock outstanding for each foregone dividend is equal to the number of shares of Premier Financial’s common stock outstanding at the effective time of the Merger. Such cash payment is subject to Premier Financial achieving a target book value, as adjusted, as described more fully in the Merger Agreement.

SELECTED HISTORICAL FINANCIAL DATA OF WESBANCO

The following table sets forth certain historical financial data concerning Wesbanco as of or for the six months ended June 30, 2024 and 2023 and as of or for each of the five fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019, which is derived from Wesbanco’s consolidated financial statements. The following information is only a summary, and you should read this information in conjunction with Wesbanco’s audited consolidated financial statements and related notes included in Wesbanco’s Annual Reports on Form 10-K for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, and unaudited interim consolidated financial statements included in Wesbanco’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2024 and 2023, which have been filed with the SEC and are incorporated by reference into this document and from which this information is derived. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

(Dollars in thousands, except per share amounts)	As of or for the six months ended June 30,		As of or for the years ended December 31,
	2024	2023	2023	2022	2021	2020	2019
	(Unaudited)
Summary Statements of Income
Net interest income	$230,560	$245,898	$481,338	$474,313	$457,933	$479,480	$399,904
Provision for credit losses	14,555	6,605	17,734	(1,633)	(64,274)	107,741	11,198
Other income	61,984	59,493	120,447	117,391	132,785	128,185	116,716
Other expense	199,585	192,560	390,002	356,966	353,143	354,845	312,208
Income tax provision	13,795	19,005	35,017	44,288	59,589	23,035	34,341
Preferred stock dividends	5,063	5,063	10,125	10,125	10,125	2,644	—
Net income available to common shareholders	59,546	82,158	148,907	181,988	232,135	119,400	158,873
Per Share Information
Earnings
Basic per common share	$1.00	$1.39	$2.51	$3.03	$3.54	$1.78	$2.83
Diluted per common share	1.00	1.38	2.51	3.02	3.53	1.77	2.83
Dividends per common share	0.72	0.70	1.41	1.37	1.32	1.28	1.24
Book value per common share	40.28	39.10	40.23	38.55	40.91	38.84	38.24
Tangible common book value per share(1)	21.45	20.08	21.28	19.43	22.61	21.75	21.55
Selected Ratios
Return on average assets	0.67%	0.97%	0.86%	1.08%	1.37%	0.73%	1.24%
Return on average equity	4.71%	6.69%	6.02%	7.23%	8.40%	4.50%	7.49%
Allowance for credit losses – loans to total loans	1.11%	1.08%	1.12%	1.10%	1.25%	1.72%	0.51%
Allowance for credit losses – loans to total non-performing loans	3.85x	3.81x	4.87x	2.84x	3.08x	4.55x	1.04x
Average shareholders’ equity to average assets	14.30%	14.45%	14.34%	14.90%	16.33%	16.13%	16.49%
Tangible common equity to tangible assets(1)	7.52%	7.35%	7.62%	7.28%	8.92%	9.58%	10.02%
Tier 1 leverage ratio	9.72%	9.78%	9.87%	9.90%	10.02%	10.51%	11.30%
Tier 1 capital to risk-weighted assets	11.58%	12.12%	12.05%	12.33%	14.05%	14.72%	12.89%
Total capital to risk-weighted assets	14.45%	14.83%	14.91%	15.11%	15.91%	17.58%	15.12%
Common equity tier 1 capital ratio (CET 1)	10.58%	11.04%	10.99%	11.20%	12.77%	13.40%	12.89%
Selected Balance Sheet Information
Assets	18,128,375	17,356,954	17,712,374	16,931,905	16,927,125	$16,425,610	$15,720,112
Securities	3,294,735	3,565,447	3,405,984	3,789,055	4,031,483	2,722,069	3,257,654
Net portfolio loans	12,121,002	11,009,798	11,507,786	10,584,938	9,611,856	10,603,406	10,215,556
Deposits	13,432,373	12,861,434	13,168,704	13,131,090	13,565,863	12,429,373	11,004,006
Shareholders’ equity	2,544,279	2,464,998	2,533,062	2,426,662	2,693,166	2,756,737	2,593,921

(1)

See “Note D – Non-GAAP Financial Measures” in the notes to the pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 137 for additional information relating to the calculation of this ratio.

SELECTED HISTORICAL FINANCIAL DATA OF PREMIER FINANCIAL

The following table sets forth certain historical financial data concerning Premier Financial as of or for the six months ended June 30, 2024 and 2023 and as of or for each of the five fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019, which is derived from Premier Financial’s consolidated financial statements. The following information is only a summary, and you should read this information in conjunction with Premier Financial’s audited consolidated financial statements and related notes included in Premier Financial’s Annual Reports on Form 10-K for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, and unaudited interim consolidated financial statements included in Premier Financial’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2024 and 2023, which have been filed with the SEC and are incorporated by reference into this document and from which this information is derived. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

(Dollars in thousands, except per share amounts)	As of or for the six months ended June 30,		As of or for the years ended December 31,
	2024	2023	2023	2022	2021	2020	2019
	(Unaudited)
Summary Statements of Income
Net interest income	$98,799	$110,279	$217,093	$242,921	$227,369	$208,005	$115,649
Total provision (benefit) for credit losses	2,769	4,246	5,234	14,287	(7,052)	44,250	2,905
Other income	24,574	65,808	90,849	62,160	79,326	79,791	44,956
Other expense	78,108	87,286	163,231	164,511	157,324	164,277	97,084
Income tax provision	8,531	18,015	28,182	24,096	30,372	16,192	11,267
Net income	33,965	66,540	111,295	102,187	126,051	63,077	49,370
Per Share Information
Earnings
Basic per common share	$0.95	$1.86	$3.11	$2.86	$3.39	$1.75	$2.49
Diluted per common share	$0.95	$1.86	3.11	2.85	3.39	1.75	2.48
Dividends per common share	0.62	0.62	1.24	1.20	1.05	0.88	0.79
Tangible common book value per share(1)	18.79	17.55	18.69	15.47	18.73	17.00	16.34
Selected Ratios
Return on average assets	0.79%	1.58%	1.30%	1.29%	1.68%	0.96%	1.50%
Return on average equity	7.03%	14.72%	12.05%	11.02%	12.49%	7.02%	12.15%
Allowance for credit losses to total loans	1.16%	1.13%	1.14%	1.13%	1.26%	1.49%	1.12%
Allowance for credit losses to total non-performing loans	120.36%	205.24%	215.58%	215.29%	138.43%	158.82%	232.51%
Stockholders’ equity to total assets	11.15%	10.87%	11.31%	10.50%	13.68%	13.62%	12.29%
Tangible common equity to tangible assets(1)	7.95%	7.55%	8.03%	6.78%	9.54%	9.24%	9.58%
Tier 1 capital ratio	12.41%	11.32%	12.19%	10.38%	11.47%	10.98%	11.75%
Common equity tier 1 capital ratio (CET 1)	11.91%	10.85%	11.70%	9.91%	10.92%	10.40%	10.60%
Selected Balance Sheet Information
Assets	$8,778,693	$8,616,211	$8,625,949	$8,455,342	$7,481,402	$7,211,734	$3,468,992
Securities investments	1,086,679	967,581	952,481	1,047,913	1,220,357	737,744	283,448
Net portfolio loans	6,604,916	6,632,647	6,662,875	6,387,804	5,229,700	5,409,161	2,746,321
Total deposits	7,178,554	6,994,432	7,143,046	6,906,719	6,282,051	6,047,841	2,870,325
Stockholders’ equity	979,129	936,971	975,627	887,721	1,023,496	982,276	426,167

(1)

See “Note D – Non-GAAP Financial Measures” in the notes to the pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 137 for additional information relating to the calculation of this ratio.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Wesbanco giving effect to the Merger with Premier Financial. The selected unaudited pro forma condensed combined financial information assumes that the Merger is accounted for under the acquisition method of accounting, with Wesbanco treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Premier Financial, as of the effective date of the Merger, will be recorded by Wesbanco at their respective estimated fair values, and the excess of the Merger Consideration over the fair value of Premier Financial’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information set forth below assumes that the Merger was consummated on January 1, 2023 for purposes of the unaudited pro forma condensed combined statements of income and June 30, 2024 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the Merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented. The selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 130.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. This information has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition of Premier Financial, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined results. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the Merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of Wesbanco and its subsidiaries and of Premier Financial and its subsidiaries. Such information and notes thereto are incorporated by reference herein. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

Selected Unaudited Pro Forma Condensed Combined Statement of Income Data

(Dollars in thousands, except per share data)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Unaudited Pro Forma Condensed Combined Income Statement Information
Net interest income	$388,397	$829,716
Provision for credit losses	17,324	93,633
Income before income taxes	166,761	308,626
Net income available to common shareholders	129,741	240,531

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2024
Unaudited Pro Forma Condensed Combined Balance Sheet Information
Gross loans	$18,708,526
Total assets	26,690,174
Deposits	20,610,927
Total shareholders’ equity	3,444,062

COMPARATIVE PER SHARE DATA

(Unaudited)

The following tables set forth the basic earnings, diluted earnings, cash dividends and book value per common share data for Wesbanco and Premier Financial on a historical basis, on a pro forma combined basis, and on a per equivalent Premier Financial share basis, as of or for the six month period ended June 30, 2024, and as of or for the fiscal year ended December 31, 2023.

The pro forma data was derived by combining the historical consolidated financial information of Wesbanco and Premier Financial using the acquisition method of accounting for business combinations and assumes the transaction is completed as contemplated. The pro forma and pro forma-equivalent per share information gives effect to the Merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2023 in the case of the earnings per share and dividends declared data. The unaudited pro forma data in the tables assume that the Merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Premier Financial at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with, the financial information and financial statements of Wesbanco and Premier Financial incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the Merger and, accordingly, does not attempt to predict or suggest future results.

	Wesbanco	Premier Financial	Pro Forma Combined	Per Equivalent Premier Financial Share(1)
Earnings per share for the six months ended June 30, 2024:
Basic	$1.00	$0.95	$1.36	$1.09
Diluted	1.00	0.95	1.36	1.09
Cash dividends per share declared for the six months ended June 30, 2024(2)	0.72	0.62	0.72	0.58
Book value per common share as of June 30, 2024	40.28	27.32	36.01	28.81

	Wesbanco	Premier Financial	Pro Forma Combined	Per Equivalent Premier Financial Share
Earnings per share for the fiscal year ended December 31, 2023:
Basic	$2.51	$3.11	$2.52	$2.02
Diluted	2.51	3.11	2.52	2.02
Cash dividends per share declared for the fiscal year ended December 31, 2023(2)	1.41	1.24	1.41	1.13
Book value per common share as of the fiscal year ended December 31, 2023	40.23	27.31	34.80	27.84

(1)	Represents the relevant pro forma combined amount as adjusted for the Exchange Ratio.
(2)	Pro forma dividends per share represent Wesbanco’s historical dividends per share.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154 and the risk factors included in Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and Premier Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, you should carefully consider the following risk factors before deciding how to vote your shares of Wesbanco common stock or Premier Financial common stock, as applicable. For further discussion of these and other risk factors, please see Wesbanco’s and Premier Financial’s periodic reports and other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152. Additional risks and uncertainties not presently known to Wesbanco or Premier Financial also may adversely affect the Merger and Wesbanco as the surviving corporation in the Merger if they materialize.

Risks Related to the Merger and Wesbanco’s Business Upon Completion of the Merger

Because the market price of Wesbanco common stock may fluctuate, Wesbanco shareholders and Premier Financial shareholders cannot be certain of the market value of the Wesbanco common stock that Premier Financial shareholders will receive in the Merger.

Upon completion of the Merger, each share of Premier Financial common stock will become the right to receive 0.80 of a share of Wesbanco common stock. Any change in the price of Wesbanco common stock prior to completion of the Merger will affect the market value of the stock that Premier Financial shareholders will receive in the Merger. Premier Financial will not have the right to terminate the Merger Agreement due to a decline in the trading price of Wesbanco common stock unless both (a) the average closing price of Wesbanco common stock during a specified period before the effective time of the Merger is less than $22.00 and (b) Wesbanco common stock underperforms the Nasdaq Bank Index by more than 20%. See “The Merger — Termination of the Merger Agreement” beginning on page 123 for a description of Premier Financial’s right to terminate the Merger Agreement due to certain declines in the trading price of Wesbanco common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Wesbanco’s or Premier Financial’s businesses, operations and prospects, and regulatory considerations. We urge Wesbanco shareholders and Premier Financial shareholders to obtain current market quotations for Wesbanco and Premier Financial common stock when deciding how to vote.

If the price of Wesbanco common stock declines, Premier Financial shareholders may receive less value for their shares upon completion of the Merger than the value calculated pursuant to the Exchange Ratio on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus or on the date of the Premier Financial special meeting. For example, based on the range of closing prices of Wesbanco common stock during the period from July 25, 2024, the last full trading day before public announcement of the Merger, through [ ● ], 2024, the last practicable full trading day prior to the date of this joint proxy statement/prospectus, the Exchange Ratio represented a value ranging from a high of $[ ● ] on [ ● ], 2024 to a low of $[ ● ] on [ ● ], 2024 for each share of Premier Financial common stock. Because the date the Merger is completed will be later than the dates of Wesbanco special meeting and the Premier Financial special meeting, Wesbanco shareholders and Premier Financial shareholders will not know what the market value of Wesbanco common stock will be upon completion of the Merger when voting at their respective special meetings.

The opinions of Wesbanco’s and Premier Financial’s respective financial advisors delivered to the respective Wesbanco and Premier Financial boards of directors prior to the execution of the Merger Agreement do not reflect changes in circumstances after the dates of the opinions.

The opinion of Raymond James, Wesbanco’s financial advisor, to the Wesbanco board of directors regarding the Merger Consideration to be paid by Wesbanco was delivered on, and dated, July 25, 2024. Similarly, the opinion of Piper Sandler, Premier Financial’s financial advisor, to the Premier Financial board of directors regarding the Exchange Ratio in the proposed Merger was delivered on, and dated, July 25, 2024. Subsequent changes in the operations and prospects of Wesbanco or Premier Financial, general market and economic conditions and other factors that may be beyond the control of Wesbanco or Premier Financial may significantly alter the value of Wesbanco or Premier Financial or the prices of the shares of Wesbanco common stock or Premier Financial common stock by the time the Merger is completed. The opinions do not speak as of the time the Merger is completed, or as of any other date other than the dates of the respective opinions. The opinion of Raymond James is attached as Annex B to this joint proxy statement/prospectus. The opinion of Piper Sandler is attached as Annex C to this joint proxy statement/prospectus. See “The Merger — Opinion of Wesbanco’s Financial Advisor” beginning on page 69 and “The Merger — Opinion of Premier Financial’s Financial Advisor” beginning on page 81 for descriptions of the opinions and summaries of the analyses performed by Raymond James and Piper Sandler in connection with their respective opinions.

The combined company will incur significant transaction and merger-related costs in connection with the Merger.

Wesbanco and Premier Financial expect to incur costs associated with combining the operations of the two companies. Wesbanco and Premier Financial just recently began collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Wesbanco and Premier Financial. Whether or not the Merger is consummated, Wesbanco and Premier Financial will incur substantial expenses, such as legal, accounting, printing and financial advisory fees, in pursuing the Merger. Although Wesbanco and Premier Financial expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their respective businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

If the Merger is not completed, Wesbanco and Premier Financial will have incurred substantial expenses without their shareholders realizing the expected benefits of the Merger.

Wesbanco and Premier Financial each have incurred substantial expenses in connection with the transactions described in this joint proxy statement/prospectus, which are charged to earnings as incurred. If the Merger is not completed, these expenses still will be charged to earnings even though Wesbanco and Premier Financial would not have realized the expected benefits of the Merger. There can be no assurance that the Merger will be completed.

Wesbanco may not be able to successfully integrate Premier Financial or to realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on Wesbanco’s ability to consolidate operations, systems and procedures and to eliminate redundancies and reduce costs of the combined operations. Wesbanco may not be able to combine the operations of Premier Financial and Wesbanco without encountering difficulties, such as:

•	the loss of key employees;

•	the disruption of operations and business;

•	the inability to maintain and increase competitive presence;

•	those associated with entering new geographic markets;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of Premier Financial and Wesbanco.

Further, Wesbanco and Premier Financial entered into the Merger Agreement with the expectation that the Merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including whether Wesbanco integrates Premier Financial in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact Wesbanco’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The unaudited pro forma condensed combined financial information included in and incorporated by reference into this document are preliminary and the actual financial condition and results of operations of Wesbanco after the Merger may differ materially.

The unaudited pro forma condensed combined financial information in and incorporated by reference into this document is presented for illustrative purposes only and is not necessarily indicative of what Wesbanco’s actual financial condition or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflect adjustments, which are based upon preliminary estimates, to record the Premier Financial identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Premier Financial as of the date of the completion of the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 130.

The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed.

The Merger Agreement is subject to a number of conditions that must be fulfilled in order to complete the Merger. Those conditions include, among others, approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal by Wesbanco shareholders, approval of the Premier Financial Merger Proposal by Premier Financial shareholders, receipt of required governmental and regulatory approvals, the absence of orders prohibiting the completion of the Merger, the continued accuracy of the representations and warranties by both parties, the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. See “The Merger — Termination of the Merger Agreement” beginning on page 123 for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. Any of these conditions to closing of the Merger may not be fulfilled, and as a result the Merger may not be completed.

Termination of the Merger Agreement could negatively affect Wesbanco and/or Premier Financial.

If the Merger Agreement is terminated, there may be various consequences, including:

•

Wesbanco’s and/or Premier Financial’s respective businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•

the market price of Wesbanco common stock and/or Premier Financial common stock might decline to the extent that the current market price reflects a market assumption that the Merger will be completed; and

•	Premier Financial may be required to pay a termination fee of $37.0 million to Wesbanco under certain circumstances. See “The Merger — Termination Fee” beginning on page 126.

In addition, if the Merger Agreement is terminated and Premier Financial’s board of directors seeks another merger or business combination, Premier Financial shareholders cannot be certain that Premier Financial will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Wesbanco has agreed to provide in the Merger, or find another party interested in a merger or business combination at all.

Further, if the Merger is not completed, Wesbanco and/or Premier Financial may experience negative reactions from the financial markets and from their respective shareholders, customers and employees. Wesbanco and/or Premier Financial also could be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against Wesbanco or Premier Financial to perform their respective obligations under the Merger Agreement. If the Merger is not completed, Wesbanco and Premier Financial cannot assure their respective shareholders that the risks described above will not materialize and will not materially affect the respective businesses, financial results and stock prices of Wesbanco and/or Premier Financial.

The Merger Agreement limits Premier Financial’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that, subject to narrow exceptions, limit Premier Financial’s ability to discuss, facilitate or enter into agreements with third parties to acquire it. If Premier Financial avails itself of those limited exceptions, it could be obligated to pay Wesbanco a break-up fee of $37.0 million under certain specified circumstances. These provisions could discourage a potential competing acquiror that might have an interest in acquiring Premier Financial from proposing or considering such an acquisition even if that potential acquiror were prepared to pay a higher price to Premier Financial shareholders than the Merger Consideration.

Premier Financial will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainties about the effect of the Merger on employees and customers may have an adverse effect on Premier Financial and consequently on Wesbanco. These uncertainties may impair Premier Financial’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with Premier Financial to seek to change existing business relationships with Premier Financial. Retention of certain employees may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Premier Financial’s business prior to the Merger and the combined company’s business following the Merger could be negatively impacted. In addition, the Merger Agreement restricts Premier Financial from making certain acquisitions and taking other specified actions before the Merger occurs without the consent of Wesbanco. These restrictions may prevent Premier Financial from pursuing business opportunities that may arise prior to the completion of the Merger and, therefore, could have a material adverse effect on Premier Financial’s business, financial condition and results of operations. See “The Merger — Conduct of Business Prior to the Merger” beginning on page 115 for a description of restrictive covenants applicable to Premier Financial.

The need for regulatory approvals may delay the date of completion of the Merger or may diminish the benefits of the Merger.

Wesbanco is required to obtain the approvals of certain banking and other regulatory agencies prior to completing the Merger and the Bank Merger. Satisfying any requirements of these regulatory agencies may delay the date of completion of the Merger and the Bank Merger. The requisite regulatory approvals may not be received at all (in which case the Merger and the Bank Merger could not be completed), may not be received in a timely fashion, or may contain conditions or restrictions on completion of the Merger or the Bank Merger that cannot be satisfied. In addition, any conditions or restrictions imposed could have the effect of imposing additional costs on or limiting the revenues of the combined company following the Merger and the Bank Merger, which might have an adverse effect on the combined company following the Merger. You also should be aware that it is possible that, among other things, restrictions on the combined operations of the two companies, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. This may diminish the benefits of the Merger to the combined company or otherwise have an adverse effect on the combined company following the Merger. See “The Merger — Regulatory Approvals” beginning on page 107 for a description of the regulatory approvals required to complete the Merger.

If the Merger does not constitute a reorganization under Section 368(a) of the Code, then each Premier Financial shareholder may be responsible for payment of U.S. federal income taxes related to the exchange of Premier Financial common stock for Wesbanco common stock.

The U.S. Internal Revenue Service may determine that the Merger does not qualify as a nontaxable reorganization under Section 368(a) of the Code. In that case, each Premier Financial shareholder would recognize a gain or loss equal to the difference between (i) the sum of the fair market value of Wesbanco common stock received by the Premier Financial shareholder in the Merger and (ii) the Premier Financial shareholder’s adjusted tax basis in the shares of Premier Financial common stock exchanged therefor.

Directors and officers of Premier Financial have interests in the Merger that differ from the interests of non-management Premier Financial shareholders.

The executive officers of Premier Financial and Wesbanco, with the assistance of the parties’ respective legal counsel and financial advisors, negotiated the terms of the Merger Agreement. The Premier Financial and Wesbanco boards of directors have approved the Merger Agreement, the Wesbanco board of directors is recommending that Wesbanco shareholders vote to approve Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal, and the Premier Financial board of directors is recommending that Premier Financial shareholders vote to approve the Premier Financial Merger Proposal and the Premier Financial Merger-Related Compensation Proposal. In considering these facts and the other information included in this joint proxy statement/prospectus or incorporated by reference into it, you should be aware that Premier Financial’s directors and executive officers have economic and other interests in the Merger beyond their interests as shareholders of Premier Financial. These include, for example:

•

Four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman, will be appointed to the board of directors of Wesbanco upon completion of the Merger;

•

Wesbanco and Wesbanco Bank have entered into a consulting agreement with Donald P. Hileman, Executive Chairman of Premier Financial and Premier Bank, pursuant to which Wesbanco and Wesbanco Bank will retain Mr. Hileman as a consultant following the consummation of the Merger;

•

Wesbanco has created a retention bonus pool for certain key employees, including some executive officers, to ensure continuity through the conversion of the data processing system of Premier Financial;

•	Wesbanco has entered into agreements with certain Premier Financial key employees, including some executive officers, pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time of the Merger, restricted shares of Wesbanco common stock which will cliff-vest on the second anniversary of the grant date if such employee remains employed by Wesbanco or Wesbanco Bank at that time; and

•

The Merger Agreement provides that Wesbanco will continue the indemnification rights of Premier Financial’s current and former directors and executive officers and will provide, for six years after completion of the Merger, directors’ and officers’ insurance for these individuals.

See “The Merger — Interests of Certain Persons in the Merger” beginning on page 99.

Following the Merger, a high percentage of the combined company’s loan portfolio will be concentrated in West Virginia, Ohio, Pennsylvania, Indiana, Kentucky, Maryland and Michigan and in commercial and residential real estate. Deteriorations in economic conditions in these areas or in the real estate market generally could be more harmful to the combined company compared to more diversified institutions.

As of June 30, 2024, approximately 20.4% of Wesbanco’s loan portfolio was comprised of residential real estate loans, and approximately 57.0% was comprised of commercial real estate loans. Assuming the Merger had been completed on June 30, 2024, the combined company’s loan portfolio as of that date would have been approximately 22.5% residential real estate loans and approximately 51.5% commercial real estate loans.

Inherent risks of commercial real estate (“CRE”) lending include the cyclical nature of the real estate market, construction risk and interest rate risk. The cyclical nature of real estate markets can cause CRE loans to suffer considerable distress. During these times of distress, a property’s performance can be negatively affected by tenants’ deteriorating credit strength and lease expirations in times of softening demand caused by economic deterioration or over-supply conditions. Even if borrowers are able to meet their payment obligations, they may find it difficult to refinance their full loan amounts at maturity due to declines in property value. Other risks associated with CRE lending include regulatory changes and environmental liability. Regulatory changes in tax legislation, zoning or similar external conditions including environmental liability may affect property values and the economic feasibility of existing and proposed real estate projects.

The combined company’s CRE loan portfolio will be concentrated in West Virginia, Ohio, Pennsylvania, Indiana, Kentucky, Maryland and Michigan. There are a wide variety of economic conditions within the local markets of the seven states in which most of the combined company’s CRE loan portfolio will be situated. Rates of employment, consumer loan demand, household formation, and the level of economic activity can vary widely from state to state and among metropolitan areas, cities and towns. Metropolitan markets comprise various submarkets where property values and demand can be affected by many factors, such as demographic makeup, geographic features, transportation, recreation, local government, school systems, utility infrastructure, tax burden, building-stock age, zoning and building codes, and available land for development. Despite the Merger, as a result of the continued high concentration of the combined company’s loan portfolio, the combined company may be more sensitive, compared to more diversified institutions, to future disruptions in, and deterioration of, this market, which could lead to losses that could have a material adverse effect on the business, financial condition and results of operations of the combined company.

Litigation against Premier Financial or Wesbanco, or the members of the Premier Financial or Wesbanco board of directors, could prevent or delay the completion of the Merger.

Shareholders of Premier Financial may file lawsuits against Premier Financial, Wesbanco, and/or the boards of directors of either company in connection with the Merger. The results of any such potential legal proceedings are difficult to predict and such legal proceedings could delay or prevent the Merger from being completed in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required approvals from Premier Financial shareholders and Wesbanco shareholders. Moreover, any litigation could be time consuming and expensive, and could divert Premier Financial’s and Wesbanco’s management’s attention away from their regular business. Any lawsuit adversely resolved against Premier Financial, Wesbanco, or members of their boards of directors could have a material adverse effect on each company’s business, financial condition and results of operations.

Moreover, one of the conditions to the completion of the Merger is the absence of any restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger, and that no governmental authority or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by the Merger Agreement or making the Merger or the Bank Merger illegal. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed or any regulatory proceeding and a claimant secures injunctive or other relief or a governmental authority issues an order or other directive restricting, prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement (including the Merger or the Bank Merger), then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

The market price of Wesbanco’s common stock after the Merger may be affected by factors different from those affecting the shares of Premier Financial or Wesbanco currently.

As a result of the Merger, Premier Financial shareholders will become Wesbanco shareholders. Wesbanco’s business differs from that of Premier Financial. Accordingly, the results of operations of the combined company and the market price of Wesbanco’s common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Wesbanco and Premier Financial. For a discussion of the businesses of Wesbanco and Premier Financial and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this prospectus and referred to under “Where You Can Find More Information” beginning on page 152.

In addition, the issuance of shares of Wesbanco’s common stock in the Merger could have the effect of depressing the market price for Wesbanco’s common stock. For example, some Premier Financial shareholders may decide not to hold the shares of Wesbanco common stock they receive as a result of the Merger. Other Premier Financial shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Wesbanco common stock they receive as a result of the Merger. Any such sales of Wesbanco common stock could have the effect of depressing the market price for Wesbanco common stock.

Holders of Wesbanco common stock and Premier Financial common stock will have a reduced ownership and voting interest in the combined company after the Merger and will therefore have less voting influence over the combined company.

Holders of Wesbanco and Premier Financial common stock currently have the right to vote in the election of the board of directors and on other matters involving Wesbanco and Premier Financial, respectively. In the Merger, each Premier Financial shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than such holder’s percentage ownership of Premier Financial. Upon completion of the Merger, we estimate that Premier Financial shareholders as of immediately prior to the Merger will collectively own approximately 30% and Wesbanco shareholders as of immediately prior to the Merger will own approximately 70% of the outstanding shares of common stock of the combined company (in each case, on an as-converted and fully diluted basis and without regard to the fact that immediately prior to the Merger, certain holders may own both Wesbanco and Premier Financial stock). As a result, Premier Financial shareholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Premier Financial, and Wesbanco shareholders will have less voting influence on the combined company and may have less influence on its management and policies than they now have on Wesbanco.

Holders of Wesbanco common stock have different rights from holders of Premier Financial common stock.

Upon completion of the Merger, Premier Financial shareholders will no longer be shareholders of Premier Financial, an Ohio corporation, but will instead become shareholders of Wesbanco, a West Virginia corporation. As such, their rights as Wesbanco shareholders will be governed by West Virginia law and the terms of Wesbanco’s governing documents, as they may be amended from time to time. West Virginia law and the terms of Wesbanco’s governing documents are in some respects materially different than Ohio law and the terms of Premier Financial’s governing documents, as they may be amended from time to time, which currently govern the rights of Premier Financial shareholders. See “Comparative Rights of Wesbanco Shareholders and Premier Financial Shareholders” beginning on page 141 for a discussion of the different rights associated with shares of Wesbanco common stock and shares of Premier Financial common stock.

Risks Related to Wesbanco’s Business

You should read and consider risk factors specific to Wesbanco’s business that will also affect the combined company after the Merger. These risks are described in the sections entitled “Risk Factors” in Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152 for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Related to Premier Financial’s Business

You should read and consider risk factors specific to Premier Financial’s business that will also affect the combined company after the Merger. These risks are described in the sections entitled “Risk Factors” in Premier Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152 for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE WESBANCO SPECIAL MEETING

General

This section contains information about the special shareholder meeting Wesbanco has called to consider and vote on proposals to: (i) approve the Merger agreement, which we refer to as the Wesbanco Merger Proposal; (ii) approve the issuance of Wesbanco common stock in connection with the Merger, which we refer to as the Wesbanco Stock Issuance Proposal; (iii) approve the adjournment of the Wesbanco special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal at the time of the Wesbanco special meeting, which we refer to as the Wesbanco Adjournment Proposal; and (iv) approve an amendment to the Wesbanco Articles to increase the number of authorized shares of Wesbanco common stock from 100,000,000 to 200,000,000 shares, which we refer to as the Wesbanco Authorized Share Increase Proposal. Wesbanco is mailing this joint proxy statement/prospectus to its shareholders on or about [ ● ], 2024. Together with this joint proxy statement/prospectus, Wesbanco also is sending to its shareholders a notice of the Wesbanco special meeting and a form of proxy that Wesbanco’s board of directors is soliciting for use at the Wesbanco special meeting and at any adjournments of the Wesbanco special meeting.

A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this document in its entirety. You should read the entire Merger Agreement carefully.

Date, Time and Place of the Wesbanco Special Meeting

The Wesbanco special meeting will be held at the 5th Floor Boardroom of Wesbanco’s offices located at One Bank Plaza, Wheeling, WV 26003, on December 11, 2024, at 12:00 p.m. Eastern Time.

Matters to be Considered

At the Wesbanco special meeting, Wesbanco shareholders will be asked to consider and vote to approve the following matters:

•	Wesbanco Merger Proposal;

•	Wesbanco Stock Issuance Proposal;

•	Wesbanco Adjournment Proposal; and

•	Wesbanco Authorized Share Increase Proposal.

Recommendation of Wesbanco’s Board of Directors

The Wesbanco board of directors recommends that you vote “FOR” approval of the Wesbanco Merger Proposal, “FOR” approval of the Wesbanco Stock Issuance Proposal, “FOR” approval of the Wesbanco Adjournment Proposal and “FOR” approval of the Wesbanco Authorized Share Increase Proposal. See “The Merger — Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors” beginning on page 67 and “Wesbanco Proposals — Wesbanco Authorized Share Increase Proposal” beginning on page 48 for a more detailed discussion of the Wesbanco board of directors’ recommendations.

Record Date; Stock Entitled to Vote; Broker Voting; Quorum

Only holders of record of Wesbanco common stock on October 28, 2024 will be entitled to notice of and to vote at the Wesbanco special meeting and any adjournments of such meeting. On the Wesbanco Record Date, there were [ ● ] shares of Wesbanco common stock outstanding. You may cast one vote for each share of Wesbanco common stock you owned on the Wesbanco Record Date.

A quorum must be present to transact business at the Wesbanco special meeting. A quorum at the Wesbanco special meeting requires the presence, whether in person or by proxy, of at least a majority of the votes entitled to be cast at the Wesbanco special meeting. Abstentions and broker non-votes count as present for establishing a quorum. An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting on a matter.

If your shares of Wesbanco common stock are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted. In general, under the rules of the various national and regional securities exchanges, broker holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain routine, non-contested matters, but not on non-routine proposals. In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares. When there is a routine proposal on a ballot or when the broker receives voting instructions on at least one non-routine proposal but not all such proposals, the non-routine proposals for which the broker has not been given voting instructions are often called “broker non-votes.”

The Wesbanco Authorized Share Increase Proposal is a routine matter on which brokers will have the discretion to vote your shares of Wesbanco common stock if you do not provide your broker with instructions on how to vote your shares on that matter. None of the other proposals to be voted upon at the Wesbanco special meeting are routine matters, so brokers holding shares in street name will not be permitted to exercise voting discretion on any of the other proposals to be considered at the Wesbanco special meeting. Therefore, if a beneficial holder of shares of Wesbanco common stock does not give its broker any voting instructions, the holder’s shares of Wesbanco common stock will not be voted on any proposals at the Wesbanco special meeting other than the Wesbanco Authorized Share Increase Proposal. Shares of Wesbanco common stock that are voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal will be considered present at the Wesbanco special meeting and will count towards the satisfaction of a quorum at the Wesbanco special meeting. If a beneficial holder of shares of Wesbanco common stock does not give its broker any voting instructions and the beneficial holder’s shares of Wesbanco common stock are not voted in the discretion of brokers on the Wesbanco Authorized Share Increase Proposal, the beneficial holder’s shares will not be considered present at the Wesbanco special meeting, will not count towards the satisfaction of a quorum at the Wesbanco special meeting and will have no effect on the outcome of any of the four proposals to be voted upon at the Wesbanco special meeting, assuming a quorum is present. If a broker or other nominee receives voting instructions on one or more but not all of the proposals, the beneficial holder’s shares (i) will be voted on the one or more other proposals on which voting instructions were received in accordance with those instructions, (ii) will be considered present at the Wesbanco special meeting, (iii) will count towards the satisfaction of a quorum, (iv) may be voted at the discretion of the applicable broker on the Wesbanco Authorized Share Increase Proposal if the Wesbanco Authorized Share Increase Proposal was not one of the proposals on which voting instructions were received, and (v) will have no effect on the outcome of any of the proposals on which the shares are not voted.

If your shares are held by a bank or other nominee, whether your nominee may vote your shares in the absence of instructions from you will depend on your specific arrangement with your nominee record holder, but in the absence of an arrangement granting such record holder discretionary authority to vote, your record holder nominee will not have authority to vote your shares of Wesbanco common stock on any matter at the Wesbanco special meeting, other than the Wesbanco Authorized Share Increase Proposal, absent specific voting instructions from you. It is important that you be sure to provide your bank or other nominee record holder with instructions on how to vote your shares held in street name.

Failure to Vote/Unvoted Shares. If you do not vote your shares of Wesbanco common stock, your shares will not be counted toward a quorum at the Wesbanco special meeting and will have no effect on any of the four proposals assuming a quorum is present, unless you hold your shares in “street name” and the applicable holder of record votes your shares in its discretion on the Wesbanco Authorized Share Increase Proposal, in which case your shares will be counted toward a quorum at the Wesbanco special meeting and will have an effect on the Wesbanco Share Increase Proposal but not on the Wesbanco Merger Proposal, the Wesbanco Share Issuance Proposal or the Wesbanco Adjournment Proposal.

Required Vote; Treatment of Abstentions, Broker Non-Votes and Failures to Vote

Wesbanco Merger Proposal. If a quorum exists, approval of the Wesbanco Merger Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Stock Issuance Proposal. If a quorum exists, approval of the Wesbanco Stock Issuance Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Adjournment Proposal. If a quorum exists, approval of the Wesbanco Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Wesbanco Authorized Share Increase Proposal. If a quorum exists, approval of the Wesbanco Authorized Share Increase Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions and failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Shares Held by Wesbanco Officers and Directors and their Affiliates

On the Wesbanco Record Date, the directors and executive officers of Wesbanco and their affiliates owned or controlled the vote of [ ● ] shares of Wesbanco common stock, or approximately [ ● ]% of the outstanding shares of Wesbanco common stock.

Voting of Proxies

Wesbanco shareholders may submit the accompanying proxy by telephone, the Internet or by mail. We urge you to submit your proxy if you do not expect to attend the Wesbanco special meeting in person or if you wish to have your Wesbanco shares voted by proxy even if you attend the Wesbanco special meeting. All shares of Wesbanco common stock represented at the Wesbanco special meeting by properly executed proxies received prior to or at the Wesbanco special meeting, and not revoked, will be voted at the Wesbanco special meeting in accordance with the instructions on the proxies. If you properly execute and return a proxy but include no voting instructions, your shares will be voted “FOR” approval of each of the (i) Wesbanco Merger Proposal, (ii) Wesbanco Stock Issuance Proposal, (iii) Wesbanco Adjournment Proposal and (iv) Wesbanco Authorized Share Increase Proposal.

If your shares are held in “street name” (i.e., in the name of a broker, bank or other record holder), you must direct the record holder how to vote your shares in connection with the Merger (unless you have granted your non-broker record holder discretionary authority to vote your shares without instructions from you). Your broker, bank or other nominee will send you directions explaining how you can direct the record holder of your shares to vote.

The Wesbanco board of directors does not know of any matters, other than those described in the notice of the Wesbanco special meeting, that are to come before the Wesbanco special meeting. If any other matters are properly presented at the Wesbanco special meeting for action, the persons named in the enclosed form of proxy will have the authority to vote on those matters in their discretion.

Participants in the Wesbanco, Inc. 401(k) Plan

If you participate in the Wesbanco, Inc. 401(k) Plan, which we refer to in this joint proxy statement/prospectus as the Wesbanco 401(k) Plan, and shares of Wesbanco common stock have been allocated to your account in the Wesbanco 401(k) Plan, you are entitled to instruct the trustee of the Wesbanco 401(k) Plan, confidentially, as to how to vote those shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on December 6, 2024. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the Wesbanco 401(k) Plan will be voted by the trustee in the same proportion that it votes shares in the Wesbanco 401(k) Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on December 6, 2024 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Revocation of Proxies

If you give a proxy, you have the right to revoke it at any time before it is voted. You may revoke your proxy by (i) filing a written notice of revocation with the Secretary of Wesbanco that is received prior to the vote at the Wesbanco special meeting and bears a later date than the proxy, (ii) duly executing a later-dated proxy card relating to the same Wesbanco shares and delivering it to the Secretary of Wesbanco before the vote at the Wesbanco special meeting, (iii) submitting a later-dated proxy by telephone or the Internet before the vote at the Wesbanco special meeting, or (iv) attending the Wesbanco special meeting and voting in person. Your attendance at the Wesbanco special meeting will not, in and of itself, revoke your proxy. Any written notice of revocation or subsequent dated proxy should be sent to Wesbanco, Inc., 1 Bank Plaza, Wheeling, West Virginia 26003, Attention: Secretary, or hand delivered to the Wesbanco Secretary at that address. For a notice of revocation or later proxy to be valid, it must actually be received by Wesbanco prior to the vote of the Wesbanco shareholders.

If your Wesbanco shares are held by a broker, bank or other nominee in street name and you wish to change the instructions you have given your broker, bank or other nominee about how to vote your Wesbanco shares, or you wish to attend the Wesbanco special meeting and vote in person, you must follow the instructions provided by your broker, bank or other nominee.

Expenses of Solicitation of Proxies

Wesbanco will bear the entire cost of soliciting proxies from Wesbanco shareholders. Wesbanco has engaged a professional proxy solicitation firm, Georgeson LLC (“Georgeson”), to assist in soliciting proxies for use at the Wesbanco special meeting. Wesbanco will pay Georgeson a fee of $15,000 and will reimburse Georgeson for its out-of-pocket expenses. In addition to solicitation by Georgeson and use of the mail, proxies may be solicited by directors, officers and employees of Wesbanco in person or by telephone, facsimile, email or any other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for out-of-pocket expenses they incur in connection with the solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Wesbanco common stock held of record by such persons. Wesbanco may reimburse these custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur.

Attending the Wesbanco Special Meeting

All holders of Wesbanco common stock, including holders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to attend the Wesbanco special meeting. Shareholders of record can vote in person at the Wesbanco special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the Wesbanco special meeting. If you plan to attend the Wesbanco special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Wesbanco reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

WESBANCO PROPOSALS

Wesbanco Merger Proposal

Proposal. Wesbanco is asking its shareholders to approve the Wesbanco Merger Proposal. Pursuant to this proposal, Wesbanco shareholders are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Holders of Wesbanco common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

Vote Required. If a quorum exists, approval of the Wesbanco Merger Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, unvoted shares and broker non-votes will not have any effect on the outcome of this proposal, assuming a quorum is present. In the event the Wesbanco Merger Proposal is not approved by the requisite vote of Wesbanco shareholders, the Merger will not be completed.

Recommendation of Wesbanco’s Board of Directors. After careful consideration, the Wesbanco board of directors adopted the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the Merger, to be advisable and in the best interests of Wesbanco and the shareholders of Wesbanco. See “The Merger — Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors” beginning on page 67 for a more detailed discussion of the Wesbanco board of directors’ recommendation.

The Wesbanco board of directors recommends a vote “FOR” approval of the Wesbanco Merger Proposal.

Wesbanco Stock Issuance Proposal

Proposal. Wesbanco is asking its shareholders to approve the Wesbanco Stock Issuance Proposal. Pursuant to this proposal, Wesbanco shareholders are being asked to approve the issuance of shares of Wesbanco common stock in connection with the Merger pursuant to the Merger Agreement. In the Merger, each share of Premier Financial common stock (other than the excluded shares) will be converted into the right to receive 0.80 of a share of Wesbanco common stock, together with cash in lieu of fractional Wesbanco shares. See “The Merger — Premier Financial’s Shareholders Will Receive Wesbanco Common Stock in the Merger” beginning on page 56.

Section 31D-6-621(f) of the West Virginia Business Corporation Act and Nasdaq Listing Rule 5635 require that Wesbanco shareholders approve any issuance of shares of Wesbanco common stock in which the voting power of the shares issued will constitute more than 20% of the voting power of the shares that were outstanding immediately prior to the issuance. The Merger will require Wesbanco to issue shares of Wesbanco common stock in an amount that is in excess of 20% of the number of shares of Wesbanco common stock outstanding immediately prior to the Merger. As a result, Wesbanco shareholder approval is required to issue the shares of Wesbanco common stock that will be issuable in connection with the Merger.

Wesbanco shareholders should carefully read this joint proxy statement/prospectus in its entirety for more information concerning the Wesbanco Stock Issuance proposal and the issuance of the Wesbanco common stock in connection with the Merger.

Vote Required. If a quorum exists, approval of the Wesbanco Stock Issuance Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, unvoted shares and broker non-votes will not have any effect on the outcome of this proposal, assuming a quorum is present. In the event the Wesbanco Stock Issuance Proposal is not approved by the requisite vote of Wesbanco shareholders, the Merger will not be completed.

Recommendation of Wesbanco’s Board of Directors. After careful consideration, the Wesbanco board of directors adopted the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Wesbanco common stock in connection with the Merger, to be advisable and in the best interests of Wesbanco and the shareholders of Wesbanco. See “The Merger — Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors” beginning on page 67 for a more detailed discussion of the Wesbanco board of directors’ recommendation.

The Wesbanco board of directors recommends a vote “FOR” approval of the Wesbanco Stock Issuance Proposal.

Wesbanco Adjournment Proposal

Proposal. Wesbanco is asking its shareholders to approve the Wesbanco Adjournment Proposal. If a quorum is present at the Wesbanco special meeting but there are insufficient votes to approve either the Wesbanco Merger Proposal or the Wesbanco Stock Issuance Proposal, such proposal will fail unless Wesbanco adjourns the Wesbanco special meeting in order to solicit additional proxies from Wesbanco’s shareholders. An adjournment under such circumstances will allow Wesbanco extra time to solicit additional proxies. Accordingly, Wesbanco is submitting to its shareholders a separate proposal, which we refer to as the Wesbanco Adjournment Proposal, to approve the adjournment of the Wesbanco special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Wesbanco special meeting to approve both the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal. The proxy holders will vote properly submitted proxy cards “FOR” approval of the Wesbanco Adjournment Proposal, unless otherwise instructed on the proxy. If Wesbanco shareholders approve the Wesbanco Adjournment Proposal, Wesbanco is not required to give any further notice of the time and place of the adjourned Wesbanco meeting other than an announcement of the time and place at the Wesbanco special meeting.

The approval of the Wesbanco Adjournment Proposal is not a condition to the Merger. The Wesbanco Adjournment Proposal is not subject to or conditioned on any other proposal to be considered at the Wesbanco special meeting and does not require the approval of any other such proposal to be effective.

If a quorum is not present at the Wesbanco special meeting, the meeting will be adjourned to a later time without a vote.

Vote Required. If a quorum exists, approval of the Wesbanco Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, unvoted shares and broker non-votes will not have any effect on the outcome of this proposal, assuming a quorum is present.

Recommendation of Wesbanco’s Board of Directors. Wesbanco’s board of directors recommends that Wesbanco shareholders vote “FOR” approval of the Wesbanco Adjournment Proposal.

Wesbanco Authorized Share Increase Proposal

Proposal. Wesbanco is asking its shareholder to approve the Wesbanco Authorized Share Increase Proposal so that Wesbanco may file articles of amendment to the Wesbanco Articles in order to increase the number of authorized shares of Wesbanco common stock from 100,000,000 shares to 200,000,000 shares.

The Wesbanco Articles currently authorize 100,000,000 shares of common stock, par value $2.0833 per share, and 1,000,000 shares of preferred stock, without par value, of which [ ● ] shares of common stock and [ ● ] shares of preferred stock were outstanding as of the Wesbanco Record Date. The proposed amendment to the Wesbanco Articles would not increase or otherwise affect Wesbanco’s authorized preferred stock. Wesbanco common stock is all of a single class, with equal voting, distribution, liquidation and other rights. The additional shares of Wesbanco common stock to be authorized by adoption of the amendment would have rights identical to Wesbanco’s currently outstanding common stock.

A copy of the amendment to the Wesbanco Articles is attached as Annex D to this joint proxy statement/prospectus. If Wesbanco’s shareholders approve the Wesbanco Authorized Share Increase Proposal, subject to the discretion of Wesbanco’s board of directors, Wesbanco intends to file the amendment to the Wesbanco Articles with the Secretary of State of the State of West Virginia prior to the effective time of the Merger. Completion of the Merger is not contingent upon the approval by Wesbanco’s shareholders of the Wesbanco Authorized Share Increase Proposal. If Wesbanco’s shareholders approve the Wesbanco Authorized Share Increase Proposal, Wesbanco may file the amendment to the Wesbanco Articles with the Secretary of State of the State of West Virginia even if Wesbanco’s shareholders do not approve the Wesbanco Merger Proposal, the Wesbanco Share Issuance Proposal and/or the Wesbanco Adjournment Proposal.

The approval of the Wesbanco Authorized Share Increase Proposal is not a condition to the Merger. The Wesbanco Authorized Share Increase Proposal is not subject to or conditioned on any other proposal to be considered at the Wesbanco special meeting and does not require the approval of any other such proposal to be effective.

Purpose. As described in this joint proxy statement/prospectus, Wesbanco will be required to issue shares of its common stock to Premier Financial shareholders pursuant to the terms of the Merger Agreement. Wesbanco’s board of directors believes that the number of shares of Wesbanco’s common stock that are authorized and unissued and not reserved for issuance, regardless of whether the Merger is consummated, is not an adequate number of shares to assure that there will be sufficient shares available for future issuance under Wesbanco’s stock compensation and stock based incentive plans or in connection with possible future acquisitions, equity and equity-based financings, possible future awards under stock compensation and stock based incentive plans and other corporate purposes. Therefore, Wesbanco’s board of directors has determined that it is in the best interests of Wesbanco and its shareholders to amend the Wesbanco Articles as described herein. Except for (i) the issuance of shares pursuant to the terms of the Merger Agreement, which is the subject of the Wesbanco Share Issuance Proposal and which is described elsewhere in this joint proxy statement/prospectus, and (ii) the issuance of shares that may result from grants under Wesbanco’s stock compensation and stock based incentive plans, Wesbanco does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

If the Wesbanco Authorized Share Increase Proposal is approved by Wesbanco’s shareholders, subject to the discretion of Wesbanco’s board of directors, Wesbanco intends to file an amendment to the Wesbanco Articles with the Secretary of State of the State of West Virginia. Upon filing of the amendment, the additional authorized shares of Wesbanco common stock would be available for issuance at the discretion of Wesbanco’s board of directors and without further shareholder approval, even if the Merger is not consummated, except as may be required by the West Virginia Business Corporations Act or the rules of The Nasdaq Stock Market LLC. The additional shares of authorized common stock would have the same rights and privileges as the shares of Wesbanco’s common stock currently issued and outstanding. Holders of Wesbanco’s common stock have no preemptive rights.

The issuance of additional shares of common stock may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of Wesbanco’s common stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Wesbanco’s common stock or limit Wesbanco’s ability to raise additional capital. Wesbanco’s shareholders should recognize that, if the Wesbanco Authorized Share Increase Proposal is approved by Wesbanco’s shareholders, following the filing of the related articles of amendment to the Wesbanco Articles, they will own a smaller percentage of shares relative to the total authorized shares of Wesbanco than they presently own.

Vote Required. If a quorum exists, approval of the Wesbanco Authorized Share Increase Proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Abstentions, unvoted shares and broker non-votes will not have any effect on the outcome of this proposal, assuming a quorum is present.

Recommendation of Wesbanco’s Board of Directors. The Wesbanco board of directors recommends a vote “FOR” approval of the Wesbanco Authorized Share Increase Proposal.

THE PREMIER FINANCIAL SPECIAL MEETING

General

This section contains information about the special shareholder meeting Premier Financial has called to consider and vote on proposals to: (i) adopt the Merger pursuant to the Merger Agreement, which we refer to in this joint proxy statement/prospectus as the Premier Financial Merger Proposal; (ii) approve, in a non-binding advisory vote, the compensation payable to the named executive officers of Premier Financial in connection with the Merger, which we refer to in this joint proxy statement/prospectus as the Premier Financial Merger-Related Compensation Proposal; and (iii) approve the adjournment of the Premier Financial special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Premier Financial Merger Proposal at the time of the Premier Financial special meeting, which we refer to in this joint proxy statement/prospectus as the Premier Financial Adjournment Proposal.

Premier Financial is mailing this joint proxy statement/prospectus to its shareholders on or about [ ● ], 2024. Together with this joint proxy statement/prospectus, Premier Financial is also sending to its shareholders a notice of the Premier Financial special meeting and a form of proxy that Premier Financial’s board of directors is soliciting for use at the Premier Financial special meeting and at any adjournments of the Premier Financial special meeting.

A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this document in its entirety. You should read the entire Merger Agreement carefully.

Date, Time and Place of the Premier Financial Special Meeting

The Premier Financial special meeting will be held virtually on December 11, 2024, at 12:00 p.m. Eastern Time. The Premier Financial special meeting will be an entirely virtual meeting. That means that Premier Financial shareholders can attend the Premier Financial special meeting online, vote shares of common stock electronically, and submit questions during the Premier Financial special meeting by visiting www.virtualshareholdermeeting.com/PFC2024SM.

Matters to be Considered

At the Premier Financial special meeting, Premier Financial shareholders will be asked to consider and vote to approve the following matters:

•	Premier Financial Merger Proposal;

•	Premier Financial Merger-Related Compensation Proposal; and

•	Premier Financial Adjournment Proposal.

Recommendation of Premier Financial’s Board of Directors

The Premier Financial board of directors recommends that you vote “FOR” approval of the Premier Financial Merger Proposal, “FOR” approval of the Premier Financial Merger-Related Compensation Proposal, and “FOR” approval of the Premier Financial Adjournment Proposal. See “The Merger — Premier Financial’s Reasons for the Merger and Recommendation of the Board of Directors of Premier Financial” beginning on page 78 for a more detailed discussion of the Premier Financial board of directors’ recommendation.

Record Date; Stock Entitled to Vote; Broker Voting; Quorum

Only holders of record of Premier Financial common stock on October 28, 2024, which we refer to as the Premier Financial record date, will be entitled to notice of and to vote at the Premier Financial special meeting and any adjournments of such meeting. On [ ● ], 2024, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were [ ● ] shares of Premier Financial common stock outstanding and entitled to vote at the Premier Financial special meeting. Owners of record of Premier Financial common stock on the record date are entitled to one vote per share at the Premier Financial special meeting for each share of common stock owned on the Premier Financial record date.

A quorum, consisting of the holders of a majority of the outstanding shares of Premier Financial common stock, must be present in person or by proxy at the Premier Financial special meeting before any action can be taken. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called. Abstentions will count as present for establishing a quorum. Any “broker non-votes” submitted by brokers or nominees in connection with the Premier Financial special meeting will not be counted for purposes of determining the number of votes cast on a proposal and will not be treated as present for quorum purposes.

If your shares of Premier Financial common stock are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted. In general, under the rules of the various national and regional securities exchanges, holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain limited routine, uncontested matters, but not on non-routine proposals. In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares. When there is a routine proposal on a ballot or when the broker receives voting instructions on at least one non-routine proposal but not all such proposals, the non-routine proposals for which the broker has not been given voting instructions are often called “broker non-votes.”

It is expected that all proposals to be voted on at the Premier Financial special meeting are matters on which brokerage firms may not vote in their discretion on behalf of their clients. Because the Premier Financial Merger Proposal is required to be approved by the affirmative vote of at least two-thirds of the outstanding shares of Premier Financial common stock, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Premier Financial Merger Proposal. And for the same reason, the failure of a Premier Financial shareholder to vote by proxy or in person at the Premier Financial special meeting will have the effect of a vote “AGAINST” the Premier Financial Merger Proposal. Abstentions, broker non-votes and any failure to vote by proxy or in person at the Premier Financial special meeting will have no effect on the Premier Financial Merger-Related Compensation Proposal or the Premier Financial Adjournment Proposal.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failures to Vote

Premier Financial Merger Proposal. If a quorum exists, approval of the Premier Financial Merger Proposal requires the adoption of the merger pursuant to the Merger Agreement by at least two-thirds of the issued and outstanding shares of Premier Financial common stock entitled to vote thereon. Abstentions, failures to vote and broker non-votes will have the effect of a vote AGAINST this proposal, assuming a quorum is present.

Premier Financial Merger-Related Compensation Proposal. If a quorum exists, approval of the Premier Financial Merger-Related Compensation Proposal requires the affirmative vote of at least a majority of all votes cast on the proposal assuming that a quorum is present. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Premier Financial Adjournment Proposal. If a quorum exists, approval of the Premier Financial Adjournment Proposal requires the affirmative vote of at least a majority of all votes cast on the proposal assuming that a quorum is present. Abstentions, failures to vote and broker non-votes are not counted as votes cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.

Shares Held by Premier Financial Officers and Directors and their Affiliates

On [ ● ], 2024, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, the directors and executive officers of Premier Financial and the affiliates of such directors and executive officers had sole or shared voting power with respect to [ ● ] shares of Premier Financial common stock, or approximately [ ● ]% of the outstanding shares of Premier Financial common stock. The directors of Premier Financial have agreed to vote their shares of Premier Financial common stock for the Premier Financial Merger Proposal.

Voting of Proxies

A proxy card for use at the Premier Financial special meeting accompanies each copy of this joint proxy statement/prospectus mailed to Premier Financial shareholders. This proxy is solicited by the Premier Financial board of directors. Whether or not you plan to attend the Premier Financial special meeting virtually, the Premier Financial board of directors urges you to complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope; visit the website shown on your proxy card to vote via the Internet; or use the toll-free number shown on your proxy card. We urge you to submit your proxy if you do not expect to virtually attend the Premier Financial special meeting or if you wish to have your Premier Financial shares voted by proxy even if you virtually attend the Premier Financial special meeting.

If your shares are held in “street name” (i.e., in the name of a broker, bank or other record holder), you must direct the record holder how to vote your shares in connection with the Merger (unless you have granted your non-broker record holder discretionary authority to vote your shares without instructions from you). Your broker, bank, or other nominee will send you directions explaining how you can direct the record holder of your shares to vote.

Premier Financial shareholders holding Premier common stock in the Premier Financial 401(k) Employee Savings Plan will receive a full set of materials and a proxy card that will serve as instructions to Fidelity Management Trust Company, the trustee of the 401(k) Employee Savings Plan, to vote such shares. Fidelity Management Trust Company must receive your completed voting instructions before 11:59 P.M. Eastern Time on December 6, 2024 in order for Fidelity Management Trust Company to vote such shares.

All shares of Premier Financial common stock represented at the Premier Financial special meeting by properly executed proxies received prior to or at the Premier Financial special meeting, and not revoked, will be voted at the Premier Financial special meeting in accordance with the instructions on the proxies. If you properly execute a proxy but include no voting instructions, your shares will be voted “FOR” approval of the: (i) Premier Financial Merger Proposal; (ii) Premier Financial Merger-Related Compensation Proposal; and (iii) Premier Financial Adjournment Proposal. The Premier Financial board of directors does not know of any matters, other than those described in the notice of the Premier Financial special meeting, that are to come before the Premier Financial special meeting. If any other matters are properly presented at the Premier Financial special meeting for action, the persons named in the enclosed form of proxy will have the authority to vote on those matters in their discretion.

Participants in the Premier Financial 401(k) Savings Plan

If you participate in the Premier Financial 401(k) Employee Savings Plan (the “Premier Financial 401(k) Plan”) and shares of Premier Financial common stock have been allocated to your account in the Premier Financial 401(k) Plan, you are entitled to instruct the trustee of the Premier Financial 401(k) Plan, confidentially, as to how to vote those shares pursuant to the instructions provided to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by 11:59 p.m. Eastern Time on December 6, 2024. If you do not send instructions, your instructions are not timely received, or your instructions are not properly completed, the shares credited to your account in the Premier Financial 401(k) Plan will be voted by the trustee in the same proportion that it votes shares in the Premier Financial 401(k) Plan for which it did receive timely instructions. You may also revoke previously given voting instructions by 11:59 p.m. Eastern Time on December 6, 2024 by filing with the trustee either a written notice of revocation or a properly completed and signed instruction bearing a later date.

Revocation of Proxies

If you have executed a proxy, you may revoke it at any time before a vote is taken at the Premier Financial special meeting by:

•	filing written notice of revocation to be received prior to voting at the Premier Financial special meeting with our Corporate Secretary, at 601 Clinton Street, Defiance, Ohio 43512;

•	submitting a valid proxy bearing a later date that is received prior to voting at the Premier Financial special meeting; or

•	attending the Premier Financial special meeting virtually and voting via the online portal.

Your virtual attendance at the Premier Financial special meeting will not, by itself, revoke your proxy.

If your Premier Financial shares are held by a broker, bank or other nominee in street name and you wish to change the instructions you have given your broker, bank or other nominee about how to vote your Premier Financial shares, or you wish to attend the Premier Financial special meeting and vote live, you must follow the instructions provided by your broker, bank or other nominee.

Expenses of Solicitation of Proxies

The costs incurred in connection with the solicitation of proxies for the Premier Financial special meeting will be borne by Premier Financial. Proxies will be solicited by mail and may also be solicited, for no additional compensation, by officers, directors or employees of Premier Financial. Premier Financial will also pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of shares of Premier Financial common stock not beneficially owned by them, for forwarding the proxy materials to, and obtaining proxies from, the beneficial owners of shares of Premier Financial common stock entitled to vote at the Premier Financial special meeting. Premier Financial has also made arrangements with Laurel Hill Advisory Group (“Laurel Hill”) to assist it in soliciting proxies. Under the terms of the Merger Agreement, Wesbanco has agreed to pay or reimburse the fees and expenses of Laurel Hill. Laurel Hill will be paid a fee of $9,500 plus reimbursement for out-of-pocket expenses. Other than with respect to Laurel Hill, Premier Financial will bear the entire cost of soliciting proxies from Premier Financial shareholders.

Attending the Premier Financial Special Meeting

All holders of Premier Financial common stock, including holders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to virtually attend the Premier Financial special meeting. Shareholders of record can vote in live at the Premier Financial special meeting. Instructions on how to attend and participate virtually, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholder.com/PFC2024SM. If you are not a shareholder of record, you should contact your bank, broker or other nominee, for instructions on how to be able to vote live at the Premier Financial special meeting. Premier Financial reserves the right to refuse admittance to anyone without proper proof of stock ownership.

DO NOT SEND YOUR PREMIER FINANCIAL STOCK CERTIFICATES WITH YOUR PROXY CARD.

PREMIER FINANCIAL PROPOSALS

Premier Financial Merger Proposal

Proposal. Premier Financial is asking its shareholders to approve the Premier Financial Merger Proposal. Pursuant to this proposal, Premier Financial shareholders are being asked to adopt the Merger pursuant to the Merger Agreement. For a detailed discussion of the Merger, including the terms and conditions of the Merger Agreement, see “The Merger” beginning on page 56.

Holders of Premier Financial common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.

Recommendation of Premier Financial Board of Directors. After careful consideration, the Premier Financial board of directors approved the Merger Agreement, including the Merger and the transactions contemplated by the Merger Agreement, and determined the Merger Agreement and the Merger to be advisable and in the best interests of Premier Financial and its shareholders.

The Premier Financial board of directors recommends a vote “FOR” approval of the Premier Financial Merger Proposal.

Premier Financial Merger-Related Compensation Proposal

Proposal. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-21(c) promulgated thereunder, Premier Financial is required to submit the Premier Financial Merger-Related Compensation Proposal to its shareholders. The Premier Financial Merger-Related Compensation Proposal gives Premier Financial shareholders the opportunity to vote, on an advisory (non-binding) basis, on the compensation that may be paid or become payable to Premier Financial’s named executive officers in connection with the Merger. This compensation is summarized in the table entitled “Golden Parachute Compensation” that begins on page 106, including the associated narrative disclosure.

The Premier Financial board of directors recommends that Premier Financial’s shareholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the Premier Financial named executive officers in connection with the Merger, as disclosed in the table entitled “Golden Parachute Compensation” that begins on page 106 of the joint proxy statement/prospectus for the Merger, together with the accompanying footnotes and narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the sections of the joint proxy statement/prospectus for the Merger titled “The Merger — Interests of Certain Persons in the Merger” and “The Merger — Merger-Related Compensation for Premier Financial Named Executive Officers,” is hereby APPROVED.”

The vote on this Premier Financial Merger-Related Compensation Proposal by Premier Financial shareholders is a vote separate and apart from the vote on the Premier Financial Merger Proposal. Accordingly, Premier Financial shareholders may vote to approve the Premier Financial Merger-Related Compensation Proposal and not to approve the Premier Financial Merger Proposal, and vice versa. Because the vote is advisory in nature only, it will not be binding on Wesbanco, Wesbanco Bank, Premier Financial or Premier Bank. Accordingly, as the compensation to be paid in connection with the Merger is contractual with the executives, regardless of the outcome of this advisory vote, that compensation will be paid, subject only to the satisfaction of the applicable conditions to payment and the Merger being completed.

This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Premier Financial’s named executive officers in connection with the completion of the Merger. Such compensation will not be payable if the Merger is not completed.

Recommendation of Premier Financial Board of Directors. Premier Financial’s board of directors recommends that Premier Financial shareholders vote “FOR” approval of the Premier Financial Merger-Related Compensation Proposal.

Premier Financial Adjournment Proposal

Proposal. If, at the special meeting of Premier Financial shareholders, the number of shares of Premier Financial common stock present or represented and voting in favor of the Premier Financial Merger Proposal is insufficient to adopt the Premier Financial Merger Proposal, Premier Financial intends to ask its shareholders to vote to adjourn the special meeting to another time or place, if necessary or appropriate, to permit further solicitation of proxies. In this event, Premier Financial will request that the shareholders vote on the Premier Financial adjournment proposal.

Premier Financial is asking its shareholders to authorize the holder of any proxy solicited by the Premier Financial board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Premier Financial special meeting to another time and place, if necessary or appropriate, for the purpose of soliciting additional proxies. If Premier Financial requests a vote on the Premier Financial adjournment proposal and the Premier Financial shareholders approve this proposal, Premier Financial could adjourn the special meeting and use this additional time to solicit proxies from its shareholders, including those shareholders who have previously voted.

Recommendation of Premier Financial’s Board of Directors. Premier Financial’s board of directors recommends that Premier Financial shareholders vote “FOR” approval of the Premier Financial Adjournment Proposal.

THE MERGER

The following summarizes material terms of the Merger and provisions of the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and which we incorporate by reference into this document. This summary does not purport to be complete and may not contain all of the information about the Merger and Merger Agreement that is important to you. We encourage you to read carefully the Merger Agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Factual disclosures about Wesbanco and Premier Financial contained in this joint proxy statement/prospectus or in the companies’ public reports filed with the SEC may supplement, update or modify the factual disclosures about the companies contained in the Merger Agreement.

This description of the Merger Agreement in this joint proxy statement/prospectus has been included to provide you with information regarding the Merger Agreement’s terms. The Merger Agreement contains representations, warranties, covenants and agreements made by Wesbanco and Premier Financial as of specific dates that were made for purposes of that contract between the parties and are subject to qualifications and limitations, including by information in disclosure schedules that the parties exchanged in connection with the execution of the Merger Agreement. In addition, certain representations and warranties may be subject to contractual standards of materiality different from those generally applicable to Wesbanco shareholders and Premier Financial shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Neither Wesbanco shareholders nor Premier Financial shareholders are third-party beneficiaries under the Merger Agreement.

Terms of the Merger

Wesbanco’s and Premier Financial’s respective boards of directors have approved the Merger Agreement. The Merger Agreement provides that Premier Financial will merge with and into Wesbanco, with Wesbanco being the surviving corporation. Immediately following the Merger, Premier Bank, an Ohio corporation and a wholly-owned subsidiary of Premier Financial, will merge with and into Wesbanco Bank, a West Virginia banking corporation that is Wesbanco’s main operating subsidiary.

Premier Financial’s Shareholders Will Receive Wesbanco Common Stock in the Merger

If the Merger is completed, for each share of Premier Financial common stock that a Premier Financial shareholder owns, that Premier Financial shareholder will receive 0.80 of a share of Wesbanco common stock, subject to adjustment as described in the Merger Agreement. We refer to the 0.80 of a share of Wesbanco common stock as the “Merger Consideration” or the “Exchange Ratio.” The Merger Agreement provides that the Exchange Ratio will be adjusted if Wesbanco changes the number of shares of Wesbanco common stock issued and outstanding prior to the effective time of the Merger as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Wesbanco’s capitalization. The Exchange Ratio also is subject to adjustment in certain circumstances if Premier Financial were to elect to terminate the Merger Agreement based on a decrease in the market price of Wesbanco common stock and Wesbanco were to elect to increase the Merger Consideration by adjusting the Exchange Ratio. See “The Merger — Termination of the Merger Agreement” beginning on page 123.

Wesbanco Shareholders Will Not Receive Any Cash, Stock or Other Consideration in the Merger

If the Merger is completed, Wesbanco shareholders will continue to own the same number of shares of Wesbanco common stock that they owned before the Merger and will not receive any cash, stock or other consideration.

Treatment of Premier Financial Equity-Based Awards

Stock Options. At the effective time of the Merger, each stock option (or portion thereof) granted by Premier Financial to purchase shares of Premier Financial common stock under Premier Financial’s stock compensation and stock based incentive plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the Merger generally will, without any further action on the part of Wesbanco, Premier Financial or the holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share (as defined below) subject to such option equal to the product of (i) the Exchange Ratio and (ii) the volume weighted average trading price of Wesbanco common stock on the Nasdaq Global Select Market for the 20-trading day period ending on the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which Premier Financial’s shareholders approve the Premier Financial Merger Proposal (the “Average Closing Price”). The amount payable to any holder of a Premier Financial stock option will be reduced by any applicable tax withholding. For the avoidance of doubt, except as contemplated otherwise by the Merger Agreement, each outstanding Premier Financial stock option with an exercise price per share that is in excess of the Average Closing Price will be cancelled and extinguished at the effective time of the Merger without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, a “Net Option Share” means, with respect to a Premier Financial stock option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Premier Financial stock option multiplied by (B) the number of shares of Premier Financial common stock subject to such stock option, divided by (ii) the Average Closing Price.

Restricted Stock. Immediately prior to the effective time of the Merger, each award in respect of a share of Premier Financial common stock subject to time-based vesting or other time-based lapse restriction granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding immediately prior to the effective time of the Merger will fully vest and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such restricted stock award, less applicable tax withholdings.

Performance Awards. Immediately prior to the effective time of the Merger, each performance-based equity award in respect of shares of Premier Financial granted under Premier Financial’s stock compensation and stock based incentive plans, other than stock options described above, that is unvested and outstanding at such time will fully vest (with any performance-based vesting condition applicable to such performance award to be deemed to have been met at target or as otherwise provided in the Merger Agreement) and will be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Premier Financial common stock underlying such performance award, less applicable tax withholdings.

Effects of the Merger

The Merger will become effective as set forth in the articles of merger that will be filed with the West Virginia Secretary of State and the articles of merger that will be filed with the Ohio Secretary of State. At that time, the separate existence of Premier Financial will cease, and Wesbanco will be the surviving corporation. The assets, liabilities and capital of Premier Financial will be merged with those of Wesbanco and those assets, liabilities and capital will then constitute part of the assets, liabilities and capital of Wesbanco. Wesbanco will continue to operate under the Wesbanco Articles and the Wesbanco Bylaws effective as of immediately prior to the Merger, and the officers and directors of Wesbanco will continue as the officers and directors of the surviving corporation, except that four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman, will be appointed to the board of directors of Wesbanco upon completion of the Merger. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 99. The tenure of the directors and officers of Wesbanco immediately prior to the Merger will be unaffected by the Merger.

At the effective time of the Merger, each share of Premier Financial common stock issued and outstanding immediately prior to the time the Merger becomes effective will be converted automatically into the right to receive the Merger Consideration. Shares of Premier Financial common stock beneficially owned by Wesbanco or any subsidiary of Wesbanco or Premier Financial (other than in a fiduciary capacity by them for others) will not be exchanged for the Merger Consideration in the Merger. Instead, these shares will be canceled and will cease to exist.

After the Merger becomes effective, each certificate evidencing shares of Premier Financial common stock will be deemed to evidence only the right to receive the Merger Consideration and, under certain circumstances, dividends on shares of Premier Financial common stock with a record date prior to the completion of the Merger and dividends on shares of Wesbanco common stock with a record date after the completion of the Merger. The holder of an unexchanged certificate will not receive any dividend or other distribution payable by Wesbanco until the certificate has been exchanged.

Exchange and Payment Procedures

At least one business day prior to the effective time of the Merger, Wesbanco will deposit with Computershare Investor Services, LLC (the “Exchange Agent”), (i) book entry shares representing the aggregate number of shares of Wesbanco common stock issuable pursuant to the Merger Agreement in exchange for all of the shares of Premier Financial common stock outstanding immediately prior to the effective time of the Merger and (ii) immediately available funds equal to the aggregate amount of cash payable by Wesbanco pursuant to the Merger Agreement in lieu of fractional shares of Wesbanco common stock.

As promptly as practicable after the effective time of the Merger and in no event more than seven business days thereafter, Wesbanco will mail or will cause to be mailed to each former holder of record of Premier Financial common stock a letter of transmittal containing instructions for use in surrendering Premier Financial stock certificates in exchange for the Merger Consideration, cash in lieu of fractional shares, if any, and any unpaid dividends or distributions that a holder of record of Premier Financial common stock would be entitled to receive under the terms of the Merger Agreement. After the effective time of the Merger, each holder of a Premier Financial stock certificate who has surrendered that stock certificate or who has provided customary affidavits and indemnification regarding the loss or destruction of that stock certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive the Merger Consideration for each share of Premier Financial common stock and, if applicable, any cash in lieu of fractional shares of Wesbanco common stock and any unpaid dividends or distributions. Wesbanco will have no obligation to deliver the Merger Consideration, any cash in lieu of fractional shares or any unpaid dividends or distributions to any former Premier Financial shareholder until the Premier Financial shareholder surrenders his, her or its Premier Financial stock certificates.

If a Premier Financial stock certificate has been lost, stolen or destroyed, the Exchange Agent will issue the Merger Consideration properly payable under the Merger Agreement upon receipt of an affidavit of that fact by the shareholder. Wesbanco may require the shareholder to post a bond in a reasonable amount as an indemnity against any claim that may be made against Wesbanco with respect to the shareholder’s lost, stolen or destroyed Premier Financial stock certificate.

Premier Financial stock certificates may be exchanged for the Merger Consideration and cash in lieu of fractional shares of Wesbanco common stock through the Exchange Agent for approximately 12 months after the completion of the Merger. At the end of that period, the Exchange Agent will return any Wesbanco shares and cash to Wesbanco. Any holders of Premier Financial common stock certificates who have not exchanged their certificates for the Merger Consideration before that date will then be entitled to look only to Wesbanco or its duly authorized shareholder locating agent or asset reunification service, which may be an affiliate of the Exchange Agent, to seek payment of the Merger Consideration, any cash in lieu of fractional shares of Wesbanco common stock and any unpaid dividends or distributions payable to the holder, in each case without interest.

Neither Premier Financial nor Wesbanco will be liable to any former holder of Premier Financial common stock for any Merger Consideration that is paid to a public official or State Treasury in accordance with any applicable abandoned property, escheat or similar laws.

Following the effective time of the Merger, there will be no transfers on the stock transfer books of Premier Financial other than to settle transfers of Premier Financial common stock that occurred prior to the effective time of the Merger.

Benefit Arrangements

Premier Financial 401(k) Plan. Pursuant to the terms of the Merger Agreement, prior to the effective time of the Merger, Premier Financial will terminate the Premier Financial Corp. 401(k) Employee Savings Plan (the “Premier Financial 401(k) Plan”), which termination may occur immediately prior to the effective time of the Merger and be contingent upon the consummation of the Merger. Premier Financial may amend the Premier Financial 401(k) Plan prior to such termination to the extent permitted under applicable law and guidance in order to allow the rollover in kind of any outstanding plan loans held in participant accounts. As of the termination of the Premier Financial 401(k) Plan, the accounts of all participants and beneficiaries in the Premier Financial 401(k) Plan will become fully vested. As soon as practicable following the effective time of the Merger, Wesbanco will cause any remaining account balances in the Premier Financial 401(k) Plan either to be distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with plan terms. Wesbanco will permit the employees of Premier Financial and its subsidiaries who remain with Wesbanco or any Wesbanco subsidiary (“continuing employees”) to rollover their eligible account balances in the Premier Financial 401(k) Plan to the Wesbanco, Inc. 401(k) Plan, including the in-kind rollover of plan loans, which Wesbanco will administer according to their terms.

Other Benefit Plans. Immediately prior to the effective time of the Merger and subject to the consummation of the Merger, Premier Financial and Premier Bank will, at the request of Wesbanco, freeze or terminate each other compensation and benefit plan of Premier Financial and Premier Bank, subject to any exceptions agreed upon by the parties to the Merger Agreement.

Severance, Benefits and Outplacement Services for Terminated Premier Financial Employees. Employees of Premier Financial and Premier Bank (other than employees who are otherwise parties to employment, severance or change in control agreements) who are not offered the opportunity to continue as employees of Wesbanco or Wesbanco Bank after the Merger, or who are terminated without cause within 12 months following the Merger, will be entitled to receive from Wesbanco or Wesbanco Bank:

•

two weeks of pay for each year of service with Premier Bank or any other subsidiary of Premier Financial, with a minimum severance payment of eight weeks of pay (13 weeks for officers) and a maximum severance payment of 26 weeks of pay;

•	accrued benefits, including paid time off, through the date of separation;

•

any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage; and

•	outplacement services of a type and nature to be agreed upon by Wesbanco and Premier Financial prior to the Merger with a cost of up to $2,500 for each such employee.

Employees of Premier Financial who are party to any employment agreement, severance agreement, retention agreement, change in control agreement, or any other agreement that provides for any payment that would be triggered by the Merger or the Bank Merger will not receive the severance compensation discussed above, but will instead receive the payment provided for in such agreement unless such employee waives and relinquishes their right to any payments under any such agreement, in which case such employee will receive the severance compensation discussed above.

Benefits for Continuing Employees. From and after the effective time of the Merger, continuing employees will be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under Wesbanco’s benefit compensation and plans. Additionally, each continuing employee will be credited with years of service with Premier Financial and/or Premier Bank for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the compensation and employee benefit plans of Wesbanco, and will retain the vacation accrual earned under Premier Financial’s vacation policy as of the effective time of the Merger so that such continuing employee will receive under Wesbanco’s compatible policy a benefit no less than what such continuing employees had earned under Premier Financial’s policy as of the effective time of the Merger; provided, however, that any future accrual of benefits will be in accordance with Wesbanco’s policies, subject to carryover limitations applicable to such future accruals. In addition, continuing employees who become eligible to participate in Wesbanco’s compensation and benefit plans following the effective time of the Merger (i) will receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Premier Financial compensation and benefit plans during the portion of the applicable plan year prior to such participation, and (ii) will not be subject to any exclusion or penalty for pre-existing conditions that were covered under Premier Financial compensation and benefit plans immediately prior to the effective time of the Merger, or to any waiting period relating to such coverage.

Retention Bonus Pool. Wesbanco will provide a cash retention bonus pool for the purposes of retaining the services of employees of Premier Financial and its subsidiaries who are key employees. Premier Financial’s Executive Chairman will determine, subject to approval by Wesbanco’s President and Chief Executive Officer, the Premier Financial employees eligible to receive retention awards from the retention bonus pool and any criteria for payment, and will determine the final allocation of payments from the retention pool. Any retention pool bonus is intended to retain the services of the recipient through the end of the month following the conversion of Premier Financial’s data processing and information technology systems. The retention pool bonuses will be paid at that time unless the recipient’s employment is terminated either by Wesbanco or Wesbanco Bank for cause or by the recipient without good reason.

Retention Restricted Stock Agreements. Wesbanco will enter into agreements with certain Premier Financial key employees, including some executive officers, pursuant to which Wesbanco will grant restricted shares of Wesbanco common stock that will cliff-vest on the second anniversary of the grant date if such key employee remains employed by Wesbanco or Wesbanco Bank at that time. Grants under these retention restricted stock agreements will be made and become effective only upon the applicable key employees becoming employees of Wesbanco or Wesbanco Bank at or after the effective time of the Merger. No grants under these retention restricted stock agreements will be made if the Merger does not occur.

Other Benefit Arrangements. As of the effective time of the Merger, Wesbanco will honor and assume the separation agreements, employment agreements, non-competition agreements, consulting agreements and change in control agreements in effect with the senior officers of Premier Financial and Premier Bank at the effective time of the Merger. See “Interests of Certain Persons in the Merger” beginning on page 99.

Background of the Merger

Each of the respective Wesbanco and Premier Financial boards of directors and senior management regularly considers strategic and acquisition opportunities to the extent such opportunities arise and the institutions in question have businesses and cultures complimentary to that of their respective organizations.

The reviews and assessments performed by the Premier Financial board of directors (directly as well as through Premier Financial’s executive committee) have included discussions regarding strategic alternatives, capital planning (including share and debt issuances, share repurchases and dividends), earnings improvement through revenue increases, business process enhancements and expense reductions, growth strategies (including organic growth, hiring of teams of individuals, and acquisitions and mergers), and business line additions and exits. The Premier Financial board of directors has also reviewed, and has discussed with outside advisors, the state of the banking industry generally and Premier Financial in particular, including the economic, interest rate and regulatory environment; the competitive landscape for community banks; public trading prices of bank stocks; and bank merger and acquisition activity and valuations. These meetings have included discussions regarding potential business considerations, economies of scale, technology enhancements and partnerships, additional customer services and revenue sources, specialty product sets, non-interest income strategies, and shareholder value benefits that might be achieved if Premier Financial were to become a larger institution through acquisitions or a merger with a similarly-sized or significantly larger financial institution.

The management and board of directors of Premier Financial frequently review the strategic opportunities and challenges of Premier Financial and consider various strategic options available to Premier Financial. From time to time, and most recently in September 2023, the Premier Financial board of directors and management have met with representatives of Piper Sandler, an investment banking firm, to discuss general market conditions, industry trends and potential strategic opportunities and alternatives, including business combination opportunities. Additionally, both the Executive Chairman and the Chief Executive Officer of Premier Financial, Donald P. Hileman and Gary M. Small, respectively, have maintained relationships with executives of other financial institutions viewed as potential strategic partners, either as a potential target or as a potential acquirer, to Premier Financial.

Further, as part of the ongoing oversight and management of Wesbanco, the Wesbanco board of directors and Wesbanco’s management regularly review and assess Wesbanco’s long-term strategic goals and opportunities, performance, and prospects in light of competitive and other relevant developments, all with the goal of enhancing shareholder value. These reviews have included periodic discussions regarding potential merger and acquisition candidates that could further their strategic objectives and the potential benefits and risks of any such transactions.

As part of his ongoing responsibilities as President and Chief Executive Officer of Wesbanco, Jeffrey H. Jackson also has maintained relationships with executives of financial institutions viewed as strategically desirable either as potential acquisition targets or potential acquirors of Wesbanco and Wesbanco Bank. This has included meeting with the chief executive officers of both potential acquisition targets and potential acquirors of Wesbanco and Wesbanco Bank on an ongoing basis.

The Premier Financial board of directors tasked the Premier Financial executive committee of the board of directors in 2023 to assist, advise and make recommendations to the board of directors with respect to potential strategic initiatives of Premier Financial, including acquisitions of business entities and mergers, consolidations and other potential business combinations involving Premier Financial. During 2023 and 2024, the Premier Financial directors serving on the executive committee were Mr. Hileman, Marty E. Adams, Mr. Small, Samuel S. Strausbaugh, John L. Bookmyer and Richard J. Schiraldi.

On February 20, 2023, as part of its ongoing consideration and evaluation of Premier Financial’s long-term prospects and alternatives, the Premier Financial executive committee held a meeting with representatives of Piper Sandler. During the meeting, Piper Sandler reviewed and discussed with the executive committee information regarding the banking industry, publicly available financial and stock market information for Premier Financial and select other community banks, potential capital planning strategies, and community bank merger and acquisition activity. The Piper Sandler representatives also reviewed and discussed with the committee a broad selection of financial institutions in Premier Financial’s region, which were categorized into three groups based on size: potential downstream acquisition partners (smaller institutions in Premier Financial’s market or adjacent markets), merger-of-equals partners (similarly sized institutions in or near Premier Financial’s market) and upstream partners (larger institutions). There was preliminary review and discussion of certain potential financial impacts to Premier Financial shareholders of a Premier Financial acquisition of a downstream partner, a merger of equals or a combination with an upstream partner, as compared to Premier Financial pursuing organic growth as a standalone organization. The Premier Financial executive committee and the Piper Sandler representatives also discussed various potential advantages, disadvantages and other matters associated with a standalone organic growth strategy and with each category of potential merger partners.

On September 25, 2023, Piper Sandler presented information to the Premier Financial board of directors concerning Premier Financial’s position in the evolving banking market, industry trends and expectations in the following 12 – 18 months, peer benchmarking and considerations around potential business combinations. Premier Financial and Piper Sandler executed an engagement letter on October 8, 2023 with respect to Piper Sandler’s provision of advisory services with respect to strategic alternatives and planning services.

Over the last few years, Mr. Hileman, Premier Financial’s Executive Chairman, engaged in periodic discussions with two potential upstream institutions we will refer to as Institution B and Institution C. During 2022 and 2023, discussions with Institution B and Institution C were general in nature and did not include any specific proposals, though a general interest in exploring strategic alternatives was expressed between the parties in the event Premier Financial were to seek a merger partner.

In keeping with their responsibilities to evaluate long-term prospects and strategies, Mr. Jackson, Wesbanco’s President and Chief Executive Officer, along with a representative of Raymond James, met with the Chief Executive Officer of Premier Financial, Mr. Small, at a banker’s conference held in Scottsdale, Arizona on January 27, 2024. The purpose of the meeting was initially to get to know each other and to become familiar with their respective financial organizations.

The meeting identified the complementary nature of the franchises of both organizations and their similar culture and structure. Mr. Small contacted Premier Financial’s investment banking advisor, Piper Sandler, immediately following this meeting for advice regarding the meeting. As a follow up to that meeting, on January 28, 2024, a representative of Raymond James, two board members of Wesbanco who were in attendance at the conference, Denise Knouse-Snyder and James W. Cornelsen, along with Mr. Jackson, met over lunch with Mr. Small to continue their discussions on the similarities of the respective organizations and the background and structure of Premier Financial and Premier Bank. These meetings generated another meeting the next day on January 29, 2024, among Mr. Jackson, Ms. Knouse-Snyder, Mr. Cornelsen, and another board member of Premier Financial, Mr. Adams, to further explore the interests of the parties in considering a strategic transaction, including discussions related to Premier Financial’s continued growth towards being a $10+ billion asset organization and the expected regulatory and operational challenges associated with growth above that size.

As a result of these meetings, Mr. Jackson and Mr. Hileman worked together to develop a mutual non-disclosure and non-solicitation agreement between the respective organizations which was then executed on February 8, 2024. The purpose of the agreement was to permit the entities to share confidential information and also to preclude the solicitation of management and employees of the respective organizations.

The next day, on February 9, 2024, a meeting was held in Columbus, Ohio with Mr. Jackson, Christopher V. Criss, the Chairman of the Board of Wesbanco, and Mr. Hileman to discuss the parties’ operational philosophies, culture and additional interests and alignment of both parties in pursuing a possible transaction. It was determined at that meeting that there was mutual interest in pursuing a possible transaction between the parties, and they agreed to engage in further discussions concerning the same. Premier Financial began sharing preliminary due diligence materials with Wesbanco.

On February 27, 2024, the Premier Financial Executive Committee held a meeting to further discuss exploring a potential combination with Wesbanco.

During early March 2024, the Premier Financial board of directors requested that Piper Sandler take initial steps to prepare a preliminary financial analysis of a merger with Wesbanco. On March 8, 2024, Piper Sandler provided an additional presentation to the members of the Premier Financial executive committee providing an update on the current mergers and acquisition market followed by a specific review of the potential business combination with Wesbanco.

Following the March 8, 2024 presentation by Piper Sandler to the Premier Financial executive committee, including discussions of the views of the Premier Financial executive committee members regarding the presentation and related market conditions, and based on Piper Sandler’s qualifications, reputation and experience in mergers and acquisitions involving banks and its familiarity with Premier Financial, the Premier Financial board of directors authorized the engagement of Piper Sandler as Premier Financial’s financial advisor. After considering, among other things, the requirements of Premier Financial’s business operations and initiatives, the current level of community bank merger and acquisition activity, and the advisability of conducting a merger partner exploration process while controlling the risk that such a process could disrupt Premier Financial’s business operations or be leaked or otherwise publicly known, the Premier Financial board of directors requested that Premier Financial’s executive committee and Premier Financial’s management commence work with Piper Sandler to refine the group of potential upstream partners, and directed the Premier Financial executive committee to oversee the exploration of a potential business combination with Wesbanco, Institution B and Institution C and to evaluate any proposals received. Premier Financial’s executive committee further instructed Piper Sandler to contact Institution C to assess its interest in exploring a potential business combination and Mr. Hileman to contact Institution B. Further, a data site was opened by Premier Financial in March 2024 to facilitate the sharing of information with potential parties.

In early April 2024, Mr. Hileman contacted the investment banker representing Institution B to assess its interest in submitting a non-binding indication of interest to merge with Premier Financial. Piper Sandler also contacted Institution C to assess its ability to submit a non-binding indication of interest. Following some brief discussions with Piper Sandler, Institution C thanked Piper Sandler for the opportunity however it declined to submit an indication of interest.

At the same time, Mr. Jackson then began working with representatives of Raymond James concerning the development of detailed presentation material that could be shared with the Wesbanco Board of Directors. At a meeting of Wesbanco’s board of directors held on March 28, 2024, a formal presentation package was presented to Wesbanco’s board of directors showing the synergies and possible benefits of the acquisition of Premier Financial by Wesbanco. As a result of that preliminary discussion, it was concluded that a capital raise by Wesbanco would be necessary to maintain strong regulatory capital as part of any such transaction. It was the consensus of Wesbanco’s board of directors to continue discussions toward a possible transaction which would include the necessity of a common equity raise as part of the transaction or in advance thereof.

As the discussions between the parties continued, a formal presentation was made to the Wesbanco board of directors at its regularly scheduled meeting on April 17, 2024, by Raymond James which included suggestions for the creation of a non-binding indication of interest and an outline of the steps necessary to complete a capital raise which would be used to support a transaction and permit Wesbanco to remain a well-capitalized institution upon consummation of any such transaction. At that meeting, a formal engagement letter was approved by the Wesbanco board of directors to engage Raymond James as the investment banker for Wesbanco to pursue both the acquisition of Premier Financial and also to assist in a common equity raise which Wesbanco’s board of directors felt prudent to consider as a part of any such transaction.

On April 18, 2024, the first indication of interest was sent by Mr. Jackson to Mr. Hileman which was expressly non-binding and which set out parameters for a potential acquisition based solely on an exchange of stock and setting forth certain general terms regarding a transaction that would be included in a potential agreement and plan of merger. Mr. Hileman met with Piper Sandler to discuss the indication of interest.

On April 22, 2024, Institution B expressed its interest in a combination with Premier Financial, and a mutual non-disclosure and non-solicitation agreement was executed on April 23, 2024. On April 29, 2024, Institution B submitted its non-binding indication of interest to the Premier Financial board of directors and Piper Sandler.

On May 1, 2024, senior management for Premier Financial met with legal counsel from Nelson Mullins Riley & Scarborough, LLP (“Nelson Mullins”) and Piper Sandler to review the indication of interest received from Wesbanco and Institution B. Following the meeting, the Premier Financial executive committee held a meeting also attended by representatives of Piper Sandler and Nelson Mullins. The Piper Sandler representatives reviewed and discussed with the committee the two initial, non-binding indications of interest that had been received. Each of the two indications of interest reflected, based on April 29, 2024 stock prices, proposed merger consideration per Premier Financial share of common stock in excess of Premier Financial’s April 29, 2024 stock price of $19.54.

Wesbanco’s indication of interest proposed a value per Premier Financial share of common stock of $22.79 to $23.36, which represented estimated aggregate merger consideration in a range of $819.3 million to $839.8 million, which represented an implied fixed exchange ratio of 0.80 to 0.82 shares of Wesbanco common stock for each share of Premier Financial common stock based on Wesbanco’s April 29, 2024 stock price. Wesbanco’s indication of interest proposed consideration consisting of 100% stock at a fixed exchange ratio to be determined based on a comprehensive due diligence investigation, which would include, among other things, an analysis of merger related costs, purchase accounting adjustments, the results of a loan portfolio review, an analysis of anticipated cost savings, validation of Premier Financial’s earnings run rate, an assessment of the ability to retain key employees responsible for the continuity of key business lines, and other due diligence matters. Wesbanco’s indication of interest proposed to add three Premier Financial directors to Wesbanco’s board of directors, and that Wesbanco would discuss continuing roles for certain members of Premier Financial’s management team.

Institution B’s indication of interest proposed a value per Premier Financial share of common stock of $23.00, which represented estimated aggregate merger consideration of $827.4 million, and an implied fixed exchange ratio of 1.0191 shares of Institution B’s common stock for each share of Premier Financial common stock based on Institution B’s April 29, 2024 stock price. Institution B’s indication of interest proposed consideration consisting of 100% stock. Institution B’s indication of interest proposed to add two Premier Financial directors to the Institution B’s board of directors, and that Institution B would discuss continuing roles for certain members of Premier Financial’s management team.

On May 3, 2024, the Premier Financial executive committee held a meeting with representatives of Nelson Mullins and Piper Sandler to discuss Wesbanco’s and Institution B’s respective indications of interest. The Piper Sandler representatives observed that the Wesbanco proposal represented a potential 19.6% premium to Premier Financial’s stock price, as compared to a 17.7% premium presented by Institution B’s proposal, based on April 29, 2024 stock prices.

After discussions and consideration of, among other matters, the indications of interest that the Premier Financial executive committee reviewed with Piper Sandler, the fiduciary obligations of the members of the executive committee, the alternative of remaining independent and the possibility of exploring other potential strategic alternatives, Premier Financial’s executive committee unanimously resolved that it was in the best interest of Premier Financial and its shareholders to further pursue the Merger with Wesbanco. The Premier Financial executive committee agreed that it was strongly in support of Wesbanco raising additional capital compared with Institution B’s indication of interest that did not include a commitment to raise capital. The executive committee then authorized Mr. Hileman to continue negotiating the indication of interest with Wesbanco and to execute a revised indication of interest with Wesbanco with a focus on improving the exchange ratio and clarifying other factors including, but not limited to, double trigger walk away rights for Premier Financial, increased board representation by members of Premier Financial’s board of directors, and mutual exclusivity.

On May 6, 2024, the second indication of interest was sent by Mr. Jackson to Mr. Hileman with proposed Merger consideration of 100% stock at an implied exchange ratio of 0.80 to 0.83 shares of Wesbanco common stock for each share of Premier Financial common stock based on Wesbanco’s May 2, 2024 stock price, clarifying double trigger walk away rights, defining mutual exclusivity, and increasing the number of Premier Financial representatives on the board of the resulting company to four directors.

Discussions then ensued among Mr. Hileman, representatives of Piper Sandler, Mr. Jackson and representatives of Raymond James, which resulted in an executed letter of intent dated May 6, 2024. Steps were then undertaken to populate a site for electronic delivery of documents and files necessary to engage in due diligence on both Premier Financial and Wesbanco. These steps were formalized at a meeting of the Wesbanco executive committee on May 15, 2024, in which the Wesbanco executive committee authorized the organization of the offsite due diligence and the use of the Premier Financial data site for the sharing of confidential Wesbanco information and files between the parties. The Wesbanco executive committee also authorized proceeding with a capital raise in the range of $200 million in conjunction with the proposed transaction.

From early May 2024 through June 2024, the parties conducted offsite due diligence through the established data site with numerous internal and mutual due diligence meetings to discuss credit, general, regulatory, legal, risk and compliance matters with members of management, Piper Sandler and Raymond James.

On May 30, 2024, the Premier Financial executive committee held a meeting, which was also attended by members of senior management and representatives of both Piper Sandler and Nelson Mullins. The representatives of Piper Sandler reviewed and discussed with the committee the stock price trends and implied data based on recent Premier Financial and Wesbanco stock prices. Premier Financial management discussed the status of reverse due diligence on Wesbanco. Nelson Mullins reviewed and discussed with the committee the Merger Agreement negotiation process, terms and status of the indication of interest, as well as the director succession and shareholder voting agreements that Wesbanco had requested all directors and executive management enter into concurrently with execution of a Merger Agreement with Premier Financial.

Formal in-person offsite due diligence (including reverse due diligence by Premier Financial) was then conducted at a neutral site on June 10, 2024, with representatives of Wesbanco management, Premier Financial management, Raymond James and Piper Sandler in attendance. Those meetings were complemented with smaller group discussions and side meetings which began initially on June 4, 2024, and continued through June 18, 2024.

On June 18, 2024, Premier Financial’s board of directors held a meeting attended by members of senior management, as well as representatives of Piper Sandler and Nelson Mullins. Updates following the May 30, 2024 Premier Financial executive committee meeting were provided to Premier Financial’s board, and Premier Financial’s management reported on preliminary conclusions from the reverse due diligence process, recommending that negotiations of the potential Merger should continue. Mr. Hileman updated the board on his recent conversations with Premier Financial’s regulators and the regulatory process moving forward. Piper Sandler then advised the board on Wesbanco’s capital raising efforts and related information received from Raymond James.

Upon completion of the initial due diligence efforts, negotiations toward a definitive agreement were then undertaken with representatives of K&L Gates LLP (“K&L Gates”) and Phillips Gardill Kaiser & Altmeyer, PLLC (“Phillips Gardill”), along with Shannon Kuhl, chief legal officer for Premier Financial, and representatives of Nelson Mullins, counsel for Premier Financial.

On June 24, 2024, representatives of K&L Gates and Phillips Gardill delivered a draft of a proposed Merger Agreement to representatives of Nelson Mullins.

At the regularly scheduled Wesbanco board of directors meeting on June 27, 2024, a substantive review of the results of the due diligence was presented by management of Wesbanco to the Wesbanco board of directors.

In addition, an updated analysis of the financial terms, key assumptions, cost saves and projections on post-merger performance was presented by representatives of Raymond James. Additionally, they addressed the potential costs and timeline for a projected capital raise of up to $200 million. Also in attendance at the meeting were representatives of Phillips Gardill and K&L Gates who addressed due diligence issues, the regulatory approval process and terms and conditions of the current draft of the proposed Merger Agreement. At the conclusion of the discussion, Wesbanco’s board of directors unanimously approved proceeding with final negotiations for the proposed transaction and the capital raise.

Between June 24, 2024 and July 1, 2024, members of Premier Financial senior management, representatives of Piper Sandler and Nelson Mullins conducted multiple conference calls to review and discuss with Wesbanco the provisions of the draft Merger Agreement and related voting agreements. Active negotiations between Premier Financial’s legal counsel and Wesbanco’s legal counsel began on July 1, 2024

On July 9, 2024, the Premier Financial executive committee held a meeting with members of senior management, which was also attended by representatives of Piper Sandler and Nelson Mullins. Representatives of Piper Sandler made a presentation to the Premier Financial executive committee regarding the timeline of events and negotiations followed by a review of Wesbanco and Premier Financial pro forma financial models, Premier Financial’s stand-alone financial projections and the current status of Wesbanco’s capital raising efforts. Representatives of Nelson Mullins also reviewed the current status of the Merger Agreement negotiations and the remaining Merger Agreement open items continuing to be negotiated with the executive committee, the resolution of negotiations regarding Merger Agreement issues that had been resolved and the timing of the potential merger announcement.

On July 23, 2024, Premier Financial’s board of directors held a meeting, which was also attended by members of Premier Financial management and representatives of Piper Sandler and Nelson Mullins. The Premier Financial board of directors discussed considerations that had led to the potential merger exploration process and Premier Financial’s strategic alternatives. Members of Premier Financial’s senior management discussed with the Premier Financial board of directors the reverse due diligence that had been conducted with respect to Wesbanco and the conclusions of the due diligence review. Piper Sandler then reviewed with the Premier Financial board of directors the financial aspects of the proposed transaction. Representatives of Nelson Mullins discussed with the Premier Financial board of directors the fiduciary duties of directors in connection with considering the proposed Merger Agreement. Representatives of Nelson Mullins then reviewed with the Premier Financial board of directors the material terms of the Merger Agreement, the resolution of Merger Agreement negotiations and responded to questions. Lastly, Premier Financial’s board of directors disclosed to the entire board of directors any conflicts of interest that may exist between the directors and Wesbanco. The meeting was adjourned until the next scheduled meeting on July 25, 2024.

On July 25, 2024, Premier Financial’s board of directors held a meeting, which was also attended by members of Premier Financial management and representatives of Piper Sandler and Nelson Mullins. Representatives of Piper Sandler rendered to the Premier Financial board of directors an opinion, which was rendered verbally and confirmed by delivery of a written opinion dated July 25, 2024 and attached to this joint proxy statement/prospectus as Annex C, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the exchange ratio of 0.80 shares of Wesbanco common stock for one share of Premier Financial common stock in the proposed merger was fair, from a financial point of view, to holders of Premier Financial common stock. Nelson Mullins reviewed the materials terms of the Merger Agreement and reviewed Premier Financial and Premier Bank merger resolutions the boards of directors of Premier Financial and Premier Bank would approve if the Premier Financial board approved moving forward with the merger with Wesbanco.

Following further discussion and after taking into consideration the matters discussed during the meeting and in prior meetings of the Premier Financial board of directors, including consideration of the successful capital raise of Wesbanco and the factors described below under “— Recommendation of the Premier Financial Board of Directors and Reasons for the Merger,” the Premier Financial board of directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, were fair to and in the best interests of Premier Financial and its shareholders, unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and unanimously resolved to recommend that Premier Financial’s shareholders adopt the Merger Agreement and Merger.

A special meeting of the Wesbanco board of directors was held on July 25, 2024, by webcast with representatives of K&L Gates, Phillips Gardill and Raymond James participating during which the Wesbanco board of directors was apprised of the terms and conditions of the Merger Agreement, the results of due diligence and revised assumptions and projections. They also received a presentation from management on the overall transaction. The Wesbanco board of directors did proceed to receive the fairness opinion presentation, the fairness opinion of Raymond James and an update from counsel on the terms and conditions of the transaction. They also received an update on the success of the capital raise that would be done in advance of the Merger given market conditions for such a capital raise at the present time.

After discussion regarding the proposal, the Wesbanco board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, up to and including the Merger, declared the Merger advisable, and approved the capital raise as recommended by Raymond James.

The parties executed the Merger Agreement the evening of July 25, 2024.

Before the opening of trading markets on July 26, 2024, Wesbanco and Premier Financial issued a joint press release announcing the approval, adoption and execution of the Merger Agreement.

Wesbanco’s Reasons for the Merger and Recommendation of the Wesbanco Board of Directors

After careful consideration, the Wesbanco board of directors determined that the Merger Agreement and the Merger are in the best interests of Wesbanco and its shareholders, and, accordingly, adopted the Merger Agreement and approved the Merger and other transactions contemplated by the Merger Agreement and recommends that Wesbanco shareholders vote “FOR” approval of the Wesbanco Merger Proposal, “FOR” approval of the Wesbanco Stock Issuance Proposal and “FOR” approval of the Wesbanco Adjournment Proposal. In reaching these determinations, Wesbanco’s board of directors consulted with Wesbanco’s senior management, financial advisor and outside legal advisors, and drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices, and prospects of Premier Financial and Wesbanco, as well as current economic and market conditions, and considered a number of other factors, including the following material factors:

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Premier Financial’s Location in the Attractive Northern Ohio Market. The Wesbanco board of directors reviewed certain market and economic indicators for the Ohio commercial markets and analyzed that the Merger would allow Wesbanco to expand its presence in Ohio, including in several Northern Ohio locations.

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Market Share in Ohio Market. The Wesbanco board of directors also considered that the Merger would place Wesbanco in the top-10 in deposit market share in Ohio and give it a strong potential for deposit market share gain in the Northern Ohio market and across the State of Ohio.

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Limited Acquisition Opportunities. The Wesbanco board and senior management also believe that Premier Financial represents one of the few franchises of appropriate size and other factors left in the attractive Northern Ohio market with desirable branch locations. The board noted that, without the Merger, favorable entry for Wesbanco across the Northern Ohio market would be very difficult.

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Strategic Growth Opportunity. The Wesbanco board also noted that combining Wesbanco’s superior funding base, wealth management capabilities and more diversified product mix with Premier Financial’s attractive growth markets should lead to strategic growth and profitability.

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Retention of Well-Capitalized Status. The Wesbanco board of directors also reviewed the pro forma financial information and noted that Wesbanco should remain well in excess of the “well-capitalized” guidelines for regulatory purposes on a pro forma basis.

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Strong Financial Motivations. The Wesbanco board of directors also considered, as of July 25, 2024, the expected accretion to earnings per share from the Merger of approximately 42% in 2025 and approximately 37% in 2026, excluding certain non-recurring charges, excluding the day one provision relating to acquired loans and assuming fully phased-in cost savings.

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Opinion and Analysis of the Financial Advisor to Wesbanco. Wesbanco’s board of directors considered the financial analysis reviewed and discussed with the Wesbanco board of directors by representatives of Raymond James, as well as the written opinion of Raymond James, dated as of July 25, 2024, as to the fairness, from a financial point of view, to Wesbanco of the consideration to be issued and paid by Wesbanco in respect of the outstanding shares of Premier Financial common stock in the Merger pursuant to the Merger Agreement.

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Merger Agreement Terms and Conditions. The Wesbanco board of directors reviewed with independent outside counsel the terms and conditions of the Merger Agreement and determined that (i) the terms and conditions were reasonable and necessary to consummate the transaction, (ii) provided adequate safeguards pending shareholder and regulatory approvals that would preserve the franchise value of Premier Financial during the interim period from the date of execution of the Merger Agreement to the closing of the Merger and the completion of the integration of Premier Financial and (iii) the Merger Agreement included strong deal protection and termination fee provisions for Wesbanco.

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Regulatory Cost Considerations. The Wesbanco board of directors analyzed the increasing operating costs resulting from regulatory initiatives and compliance mandates and the likely effect of those on Wesbanco both with and without the proposed transaction, including that the enhanced scale from the Merger should help offset those increased costs.

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Board Members. The Wesbanco board of directors also considered that four of the Premier Financial’s directors would become Wesbanco directors after the Merger, which the Wesbanco board of directors believed would enhance the likelihood of realizing the strategic and market benefits that Wesbanco expects to derive from the Merger and enhance the depth of the resulting board of directors of Wesbanco following the consummation of the Merger.

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Retention of Key Personnel. The Wesbanco board of directors also considered the retention of key executive officers and revenue producers through the retention bonus pool and the retention restricted stock agreements executed, or to be executed, in connection with the Merger as mitigating execution and integration risks. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 99.

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Due Diligence Results. The Wesbanco board of directors also considered the results of management’s due diligence investigation of Premier Financial, its business operations, its loan and deposit portfolio and its growth strategy and felt that the respective cultures of Wesbanco and Premier Financial were very similar. Both Wesbanco and Premier Financial also are on the same core data systems, which mitigates the related conversion risk associated with the Merger.

In the course of its deliberations, the Wesbanco board of directors also considered potential risks and potentially negative factors concerning the Merger, including the following material factors:

•	the possibility of encountering difficulties in achieving anticipated cost savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Premier Financial business, operations and workforce with those of Wesbanco;

•	the transaction-related restructuring charges and other merger-related costs, including the payments and other benefits to be received by Premier Financial management in connection with the Merger;

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that the initial dilution to tangible book value per common share is estimated to be approximately 13% at closing, but Wesbanco’s management believes the earnings per share accretion strength should permit the earn back in less than three years using the cross over method while reflecting all Merger-related expenses, purchase accounting adjustments and cost savings;

•	the risk of not achieving the expected earnings accretion of approximately 42% in 2025 and approximately 37% in 2026;

•	diversion of management attention and resources from the operation of Wesbanco’s business towards the completion of the Merger;

•	the regulatory and other approvals required in connection with the Merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions;

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the risk that the shareholders of Premier Financial might not approve the Premier Financial Merger Proposal and the risk that the shareholders of Wesbanco might not approve the Wesbanco Merger Proposal or the Wesbanco Stock Issuance Proposal; and

•	the risk of a competing purchaser making a competing bid for Premier Financial; and

•	the risk of litigation in connection with the Merger Agreement and Merger.

While the Wesbanco board of directors considered the foregoing potentially positive and potentially negative factors, the Wesbanco board concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the Wesbanco board of directors determined that the Merger Agreement and the Merger are advisable and in the best interests of Wesbanco and its shareholders.

The foregoing discussion of the information and factors considered by the Wesbanco board of directors is not intended to be exhaustive, but includes the material considerations of Wesbanco’s board of directors in adopting the Merger Agreement and approving the Merger and other transactions contemplated by the Merger Agreement. In reaching the determination to approve and recommend the Merger, Wesbanco’s board of directors looked at the totality of the information presented to it and did not assign any relative or specific weights to the factors considered, and individual directors may have given different weights to different factors. After considering, among other things, the matters discussed above, Wesbanco’s board of directors recommends that Wesbanco’s shareholders vote “FOR” approval of (i) the Wesbanco Merger Proposal, (ii) the Wesbanco Stock Issuance Proposal and (iii) the Wesbanco Adjournment Proposal.

It should be noted that this discussion of the Wesbanco board of directors’ reasoning presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154.

Opinion of Wesbanco’s Financial Advisor

Wesbanco retained Raymond James as its financial advisor on April 19, 2024. Wesbanco selected Raymond James as its financial advisor because it is a globally recognized investment banking firm offering a full range of investment banking services to its clients. In the ordinary course of its investment banking business, Raymond James is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Pursuant to that engagement, Wesbanco’s board of directors requested that Raymond James evaluate and deliver an opinion regarding the fairness to Wesbanco, from a financial point of view, of the Exchange Ratio to be paid in the Merger pursuant to the Merger Agreement.

On July 25, 2024, representatives of Raymond James rendered Raymond James’ opinion to Wesbanco’s board of directors (solely in its capacity as such), that, as of such date, the Exchange Ratio to be paid by Wesbanco in the Merger, other than for Trust Account Shares and DPC Shares (each as defined in the Merger Agreement), pursuant to the Merger Agreement was fair, from a financial point of view, to Wesbanco, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated July 25, 2024, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. Any summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Wesbanco shareholders are urged to read the entire opinion carefully and in its entirety in connection with their consideration of the Exchange Ratio. Raymond James’ opinion speaks only as of the date of such opinion and does not reflect any developments that may occur or have occurred after the date of its opinion and prior to the completion of the Merger.

Raymond James provided its opinion for the information of Wesbanco’s board of directors (solely in its capacity as such) in connection with, and for purposes of, Wesbanco’s board of directors’ consideration of the Exchange Ratio to be paid by Wesbanco in the Merger, other than for Trust Account Shares and DPC Shares (each as defined in the Merger Agreement), pursuant to the Merger Agreement, and Raymond James’ opinion addressed only whether the Exchange Ratio to be paid in the Merger pursuant to the Merger Agreement was fair to Wesbanco, from a financial point of view, as of the date of the opinion. The opinion of Raymond James did not address any other term or aspect of the Merger Agreement or the Merger contemplated thereby. The Raymond James opinion did not constitute a recommendation to Wesbanco’s board of directors or to any Wesbanco or Premier Financial shareholder as to how Wesbanco’s board of directors, such shareholder or any other person should vote or otherwise act with respect to the Merger or any other matter.

In connection with its review of the proposed Merger and the preparation of its opinion, Raymond James reviewed, analyzed and relied upon information bearing upon the financial and operating condition of Wesbanco and Premier Financial, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of July 25, 2024;

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reviewed certain information related to the historical financial condition and prospects of Premier Financial and Wesbanco, as made available to Raymond James by or on behalf of Wesbanco, including, but not limited to, (a) financial projections for Premier Financial for the periods ending September 30, 2024 and December 31, 2024 through 2029 prepared by management of Wesbanco based on analyst consensus estimates and Premier Financial’s long-term growth rates and approved by Wesbanco’s board of directors for use by Raymond James (the “Target Projections”), (b) financial projections for Wesbanco for the periods ended September 30, 2024 and December 31, 2024 through 2029 prepared by management of Wesbanco based on analyst consensus estimates and Wesbanco’s long-term growth rates, and approved by Wesbanco’s board of directors for use by Raymond James (the “Wesbanco Projections” and together with the Target Projections, the “Projections”) and (c) certain forecasts and estimates of potential cost savings, transaction expenses, operating efficiencies, revenue effects, fair market value adjustments and other synergies expected to result from the Merger, as prepared by management of Wesbanco and approved by Wesbanco for use by Raymond James (the “Merger Adjustments”);

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reviewed Premier Financial’s and Wesbanco’s audited financial statements for the years ended December 31, 2023, 2022 and 2021 and unaudited financial statements for the three-month period ended March 31, 2024 as they appear in their respective filings with the Securities and Exchange Commission;

•	reviewed a draft of Premier Financial’s and Wesbanco’s unaudited financial statements for the three- and six-month periods ended March 31, 2024 and June 30, 2024, excluding notes thereto;

•	reviewed Premier Financial’s and Wesbanco’s recent public filings and certain other publicly available information regarding Premier Financial and Wesbanco;

•	reviewed the financial and operating performance of Premier Financial and Wesbanco and those of other selected public companies that Raymond James deemed to be relevant;

•	considered certain publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices for Premier Financial’s common stock and Wesbanco’s common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of Wesbanco regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) of Wesbanco and Premier Financial provided to, or discussed with, Raymond James by or on behalf of Wesbanco; and

•

discussed with members of the senior management of Wesbanco certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to Raymond James’ inquiry including, but not limited to, the past and current business operations of Premier Financial and Wesbanco and the financial condition and future prospects and operations of the Premier Financial and Wesbanco; and

•

reviewed certain potential pro forma financial effects of the Merger on Wesbanco, as well as certain balance sheet assumptions, including the offer and sale by Wesbanco of approximately $200 million of Wesbanco common stock to support the Merger, as provided by management of Wesbanco (the “Offering”).

With Wesbanco’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Wesbanco or Premier Financial or otherwise reviewed by or discussed with Raymond James, and Raymond James undertook no duty or responsibility to, nor did Raymond James, independently verify any of such information. Furthermore, Raymond James undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Wesbanco or Premier Financial is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Wesbanco or Premier Financial is a party or may be subject. With Wesbanco’s consent, the Raymond James opinion made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertions. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Premier Financial. Raymond James is not an expert in generally accepted accounting principles in the Unites States (GAAP) in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of allowances or reserves for any losses with respect to Premier Financial; accordingly, Raymond James assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With Wesbanco’s consent, Raymond James assumed that the Projections, the Merger Adjustments and such other information and data relating to Premier Financial and Wesbanco provided to or otherwise reviewed by or discussed with Raymond James had been reasonably prepared in good faith on bases reflecting analyst consensus estimates and the best currently available estimates and judgments of the management of Wesbanco, and Raymond James relied upon Wesbanco to advise it promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or Merger Adjustments, or the assumptions on which they are based. Raymond James assumed that the final form of the Merger Agreement would be substantially similar to the draft dated July 25, 2024, and that the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver or amendment of any conditions thereto. Furthermore, Raymond James assumed, in all respects material to Raymond James’ analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Merger, Premier Financial or Wesbanco that would be material to Raymond James’ analyses or its opinion.

Raymond James’ opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James as of July 24, 2024. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty and inflation) and Raymond James expressed no opinion or view as to any potential effects of such volatility on the Merger, Wesbanco, or Premier Financial. Although subsequent developments may occur, Raymond James is under no obligation to update, revise or reaffirm its analyses or its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Premier Financial since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’ analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James expressed no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Merger or the availability or advisability of any alternatives to the Merger. Raymond James provided advice to Wesbanco with respect to the proposed Merger. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Merger. Raymond James did not solicit indications of interest with respect to a transaction involving Wesbanco nor did Raymond James advise Wesbanco with respect to its strategic alternatives. The opinion of Raymond James did not express any opinion as to the likely trading range of Wesbanco’s stock following the Merger, which has varied or may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Wesbanco at that time. The opinion of Raymond James is limited to the fairness to Wesbanco, from a financial point of view, of the Exchange Ratio to be paid by Wesbanco in the Merger pursuant to the Merger Agreement.

Raymond James expressed no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Wesbanco board of directors to approve or consummate the Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of Wesbanco, on the fact that Wesbanco has been assisted by legal, accounting and tax advisors and, with the consent of Wesbanco, relied upon and assumed the accuracy and completeness of the assessments by Wesbanco and its advisors as to all legal, accounting and tax matters with respect to Wesbanco, Premier Financial and the Merger, including, without limitation, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating its opinion, Raymond James considered only what Raymond James understood to be the Exchange Ratio to be paid by Wesbanco in the Merger, other than for Trust Account Shares and DPC Shares (each as defined in the Merger Agreement), pursuant to the Merger Agreement, and Raymond James did not consider and its opinion did not address the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of Premier Financial’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by Wesbanco or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of Wesbanco or Premier Financial, or to any other party, except and only to the extent expressly set forth in the last sentence of Raymond James’ opinion or (2) the fairness of the Merger to any one class or group of Wesbanco’s, Premier Financial’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of Wesbanco’s, Premier Financial’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Merger on the solvency or viability of Wesbanco or Premier Financial or the ability of Wesbanco or Premier Financial to pay their respective obligations when they come due. Raymond James did not undertake an independent analysis of Wesbanco’s anticipated funding sources for the Merger, whether cash, debt, or a combination thereof. With Wesbanco’s consent, Raymond James’ opinion made no assumption concerning, and therefor did not consider, the potential effects of any funding sources on the Merger, other than the Offering.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Wesbanco board of directors on July 25, 2024, which analyses were considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Wesbanco, Premier Financial or the contemplated Merger.

Contribution Analysis. Raymond James analyzed the relative contribution of Wesbanco and Premier Financial to certain financial and operating metrics for the pro forma combined company resulting from the Merger. The financial and operating metrics included: (i) total assets; (ii) total gross loans; (iii) total deposits; (iv) tangible common equity; (v) core net income for the last twelve months (“LTM”) ended June 30, 2024 as calculated by S&P Capital IQ Pro; (vi) estimated calendar year 2024 net income; and (vii) estimated calendar year 2025 net income. Metrics (i) – (iv) above were as of June 30, 2024. The relative contribution analysis did not give effect to the Merger Adjustments. The results of this analysis are summarized below:

	Relative Contribution		Implied Exchange Ratio
	WSBC	PFC
Total Assets	67.4%	32.6%	0.80x
Total Gross Loans	64.3%	35.7%	0.92x
Total Deposits	65.2%	34.8%	0.88x
Tangible Common Equity	65.4%	34.6%	0.87x
LTM Core Net Income	62.2%	37.8%	1.00x
2024E Net Income	63.6%	36.4%	0.95x
2025E Net Income	65.3%	34.7%	0.88x

Exchange Ratio in the Merger			0.80x

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Wesbanco and Premier Financial based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2028 as the final year for the analysis and applied forward multiples, ranging from 12.0x to 15.0x (for Wesbanco) and 10.0x to 13.0x (for Premier Financial), to calendar year 2029 adjusted net income in order to derive a range of terminal values for Wesbanco and Premier Financial.

For both Wesbanco and Premier Financial, Raymond James assumed discount rates ranging from 9% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing

Model) methodology as presented in the U.S. Cost of Capital Navigator by Kroll, LLC. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of Wesbanco and Premier Financial and calculated a range of implied exchange ratios by dividing the maximum implied per share value of Premier Financial common stock by the minimum implied per share value of Wesbanco common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of Premier Financial common stock by the maximum implied per share value of Wesbanco common stock to calculate the minimum implied exchange ratio. The Merger Adjustments were not included in this discounted cash flow analysis. The results of the discounted cash flow analysis are summarized in the table below:

Implied per Share Value
	WSBC		PFC		Implied Exchange Ratio
	Low	High	Low	High	Low/High	High/Low
Price per Share	$23.96	$33.81	$18.89	$26.93	0.56x	1.12x
Exchange Ratio in the Merger					0.80x

Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for this analysis. The selected groups represent companies Raymond James believed relevant to each of Wesbanco and Premier Financial. For Wesbanco, Raymond James analyzed the relative valuation multiples of ten (10) publicly traded depository institutions that satisfied the following criteria: (i) traded over the NASDAQ, NYSE, or NYSEAM stock exchanges; (ii) headquartered in the Midwest, Mid-Atlantic, or Southeast regions of the United States, which together include the states of Alabama, Arkansas, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Jersey, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, South Dakota, Tennessee, West Virginia, and Wisconsin; and (iii) had total assets between $15.0 billion and $25.0 billion. This group excluded (i) companies that were targets of announced mergers and acquisitions; and (ii) Customers Bancorp, Inc., and Merchants Bancorp, due to their differentiated business models. For Premier Financial, Raymond James analyzed the relative valuation multiples of eleven (11) publicly traded depository institutions that satisfied the following criteria: (i) traded over the NASDAQ, NYSE, or NYSEAM stock exchanges; (ii) headquartered in the Midwest region of the United States, which includes the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, West Virginia, and Wisconsin; (iii) had total assets between $5.0 billion and $15.0 billion; and (iv) had LTM core return on average assets between 0.50% and 1.25% as calculated by S&P Capital IQ Pro. This group excluded companies that were targets of announced mergers and acquisitions.

Information for the comparable institutions was based on the most recently available balance sheet and income statement data and on a consolidated basis where available, otherwise on bank-level data. The selected companies (and respective valuation metrics) that Raymond James deemed relevant included the following:

Selected Companies for Wesbanco	Price / LTM Core EPS	Price / TBVPS	Price / 2024E EPS	Price 2025E / EPS
Home BancShares, Inc.	11.9x	229%	13.4x	12.9x
Atlantic Union Bankshares Corporation	11.7x	211%	13.7x	12.1x
WSFS Financial Corporation	9.6x	228%	13.3x	13.0x
Trustmark Corporation	6.2x	133%	12.4x	11.3x
First Merchants Corporation	9.3x	159%	12.0x	11.4x
First Financial Bancorp	8.4x	207%	11.1x	10.9x
Renasant Corporation	10.3x	150%	13.4x	12.9x
TowneBank	14.3x	155%	15.5x	13.0x
ServisFirst Bancshares, Inc.	16.7x	284%	20.1x	17.2x
Community Financial System, Inc.	13.5x	413%	17.6x	16.5x

Selected Companies for Premier Financial	Price / LTM Core EPS	Price / TBVPS	Price / 2024E EPS	Price 2025E / EPS
Northwest Bancshares, Inc.	10.3x	149%	13.4x	13.5x
First Busey Corporation	11.3x	163%	13.3x	11.6x
Horizon Bancorp, Inc.	14.1x	118%	11.4x	10.0x
Midland States Bancorp, Inc.	8.4x	109%	9.5x	8.5x
First Mid Bancshares, Inc.	10.1x	169%	11.8x	11.6x
CrossFirst Bankshares, Inc.	11.6x	130%	11.9x	11.3x
MidWestOne Financial Group, Inc.	11.2x	102%	13.0x	10.2x
Great Southern Bancorp, Inc.	10.8x	130%	12.5x	12.8x
Equity Bancshares, Inc.	10.4x	156%	10.3x	9.6x
Independent Bank Corp.	8.5x	180%	11.4x	11.3x
Farmers National Banc Corp.	8.3x	269%	11.3x	11.5x

Raymond James calculated various financial multiples for each selected public company, including price per share at close on July 24, 2024 compared to: (i) tangible book value (“TBV”) per share; (ii) LTM core earnings per share (“EPS”) as calculated by S&P Capital IQ Pro; and (iii) consensus estimated generally accepted accounting principles (“GAAP”) EPS for the calendar years ended December 31, 2024 and 2025, respectively based on mean S&P Capital Pro estimates. The estimates published by Wall Street research analysts were not prepared in connection with the Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the 75th percentile and 25th percentile relative valuation multiples of the selected public companies. The results of the selected companies analysis for each of Wesbanco and Premier Financial are summarized below:

	Selected companies for Wesbanco				Selected companies for Premier Financial
	25th Percentile		75th Percentile		25th Percentile		75th Percentile
TBV per Share	156%		229%		124%		166%
LTM Core EPS	9.4	x	13.1	x	9.3	x	11.2	x
2024E EPS	12.7	x	15.1	x	11.3	x	12.7	x
2025E EPS	11.6	x	13.0	x	10.1	x	11.6	x

Furthermore, Raymond James applied the 75th percentile and 25th percentile relative valuation multiples to corresponding financial data for each of Wesbanco and Premier Financial. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of Premier Financial by the lower implied per share value of Wesbanco to calculate the high implied exchange ratio, and by dividing the lower implied per share value of Premier Financial by the higher implied per share value of Wesbanco to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:

	Implied Per Share Value
	WSBC		PFC		Implied Exchange Ratio
	25th Percentile	75th Percentile	25th Percentile	75th Percentile	Low/High	High/Low
TBV per Share	$33.46	$49.11	$23.32	$31.30	0.47x	0.94x
LTM Core EPS	$20.57	$28.69	$20.49	$24.72	0.71x	1.20x
2024E EPS	$26.70	$31.83	$22.78	$25.58	0.72x	0.96x
2025E EPS	$29.26	$32.91	$22.63	$26.01	0.69x	0.89x
Exchange Ratio in the Merger					0.80x

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected national transactions announced since January 1, 2022, involving depository institution targets headquartered in the United States with total assets between $5.0 billion and $25.0 billion and LTM return on average assets greater than 0.00%. The selected transactions excluded transactions without publicly disclosed deal value or sufficient financial information and mergers of equals. Additionally, PacWest Bancorp’s acquisition of Banc of California, Inc. was excluded due to its reverse merger transaction structure. Financial data for the selected targets was based on the most recent twelve month period prior to transaction announcement and on a consolidated basis where available, otherwise on bank-level data. The selected transactions (and respective transaction announcement dates, deal values, and valuation metrics) used in the analysis included:

Selected Transactions

Date Announced	Acquiror	Target	Deal Value ($MMs)	DV/ TBV	DV/ LTM Net Income	Core Deposit Premium
5/20/2024	SouthState Corporation	Independent Bank Group, Inc.	2,021	149%	16.5x	4.9%
4/29/2024	UMB Financial Corporation	Heartland Financial USA, Inc.	1,990	156%	9.8x	4.9%
9/19/2023	Eastern Bankshares, Inc.	Cambridge Bancorp	527	116%	10.3x	1.7%
11/13/2022	Washington Federal Inc.	Luther Burbank Corporation	654	97%	7.2x	-0.5%
9/27/2022	Provident Financial Services, Inc.	Lakeland Bancorp, Inc.	1,263	156%	13.1x	5.7%

Raymond James examined valuation multiples of transaction value compared to the target companies’: (i) most recent quarter TBV at announcement; (ii) LTM core net income at announcement; and (iii) premium to most recent quarter core deposits (defined as total deposits less time deposits greater than $100,000) at announcement. Raymond James applied the 25th and 75th percentile TBV multiple, LTM net income multiple, and core deposit premium to the corresponding PFC metrics to create the range of exchange ratios used for its analysis based on financial data as of June 30, 2024 and Wesbanco’s closing stock price as of July 24, 2024 ($33.32). The results of the selected transactions analysis are summarized below:

	Selected Transactions Statistics				Implied Exchange Ratio
(dollars in thousands)	25th Percentile		75th Percentile		25th Percentile		75th Percentile
TBV	116%		156%		0.65	x	0.88	x
LTM Net Income	9.8	x	13.1	x	0.64	x	0.86	x
Core Deposit Premium	1.7%		4.9%		0.65	x	0.82	x
Exchange Ratio in the Merger					0.80	x

Pro Forma Impact Analysis. Raymond James performed a pro forma financial impact analysis that combined projected balance sheet and calendar years 2025 and 2026 estimated EPS information of Wesbanco and Premier Financial, using: (i) closing balance sheet estimates as of December 31, 2024 for each of Wesbanco and Premier Financial; (ii) financial forecasts and projections for each of Wesbanco and Premier Financial for the calendar years 2025 and 2026, based on analyst consensus estimates; and (iii) the Merger Adjustments. Items (i) – (iii) above were all reviewed and approved by Wesbanco management for Raymond James’ use. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be dilutive to Wesbanco’s estimated tangible book value per share at December 31, 2024, but accretive to Wesbanco’s estimated calendar years 2025 and 2026 EPS. For all of the above analyses, the actual results achieved by the pro forma company following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis with Merger Adjustments. Raymond James performed a discounted cash flow with Merger Adjustments to estimate an illustrative implied equity value for Premier Financial, taking into account the Merger Adjustments. In this analysis, Raymond James used the Premier Financial projections prepared by Wesbanco management and the Merger Adjustments prepared by Wesbanco management. Consistent with the periods included in the Projections, Raymond James used calendar year 2028 as the final year for the analysis and applied forward multiples, ranging from 10.0x to 13.0x to calendar year 2029 adjusted net income in order to derive a range of terminal values for Premier Financial.

Raymond James assumed discount rates ranging from 9% to 13%. Raymond James arrived at its discount rate ranges by using the Modified CAPM (Capital Asset Pricing Model) methodology as presented in the U.S. Cost of Capital Navigator by Kroll, LLC. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for Premier Financial and calculated a range of implied exchange ratios by dividing the maximum implied per share value of Premier Financial common stock by Wesbanco’s closing stock price as of July 24, 2024 to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of Premier Financial common stock by Wesbanco’s closing stock price as of July 24, 2024 to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis with Merger Adjustments are summarized in the table below:

Implied per Share Value
	Premier Financial		Implied Exchange Ratio
	Low	High	Low	High
Price per Share	$31.06	$46.61	0.93x	1.40x
Exchange Ratio in the Merger			0.80x

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Premier Financial.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Wesbanco. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Wesbanco board of directors (solely in its members’ capacity as such) and were prepared solely as part of the analysis of Raymond James regarding the fairness to Wesbanco, from a financial point of view, of the Exchange Ratio to be paid in the Merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Wesbanco board of directors in making its determination to approve the Merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Wesbanco board of directors’ or Wesbanco management’s views with respect to Wesbanco, Premier Financial, or the Merger. Raymond James provided advice to Wesbanco with respect to the proposed Merger. Raymond James did not, however, recommend any specific amount of consideration to the Wesbanco board of directors or that any specific consideration constituted appropriate consideration for the Merger. Wesbanco placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

For its services as financial advisor to Wesbanco in connection with the Merger, Raymond James will receive a transaction fee of $7.0 million, of which $25,000 was due and payable upon the execution of its engagement letter, $1.0 million was due and payable when Raymond James rendered its opinion and the remainder of which is contingent upon successful completion of the Merger. In addition to the transaction fee, Raymond James served as placement agent on Wesbanco’s $200 million private placement of common equity that closed on August 1, 2024 and was paid a placement agent fee of $9.0 million for its services. Wesbanco has also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Wesbanco and Premier Financial for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During the two years preceding the date of Raymond James’ written opinion, Raymond James engaged in certain fixed income trading activity with Premier Financial, for which it received compensation. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to Wesbanco and/or Premier Financial or other participants in the Merger in the future, for which Raymond James may receive compensation.

Premier Financial’s Reasons for the Merger and Recommendation of the Premier Financial Board of Directors

The Premier Financial board of directors has, by a unanimous vote of the directors present at the meeting of the Premier Financial board of directors held on July 25, 2024, determined that the merger is in the best interests of Premier Financial and its shareholders and recommends that Premier Financial shareholders adopt the merger pursuant to the merger agreement by voting “FOR” the Premier Financial Merger Proposal, “FOR” the Premier Financial Merger-Related Compensation Proposal, and “FOR” approval of the Premier Financial Adjournment Proposal.

In reaching its decision to approve the Merger Agreement, the Merger and Bank Merger and the other transactions contemplated by the Merger Agreement, and to recommend to Premier Financial shareholders to adopt the Merger pursuant to the Merger Agreement and thereby approve the Premier Financial Merger Proposal, the Premier Financial board of directors evaluated the Merger and the Merger Agreement in consultation with Premier Financial senior management, as well as Premier Financial’s legal and financial advisors, and considered a number of both positive and negative factors, including the following:

•

the belief that the Merger will create, and enable Premier Financial shareholders to become shareholders of, a leading banking franchise in the Midwest and Mid-Atlantic with assets of approximately $27 billion, and that Premier Financial’s shareholders will be able to participate in the future growth and performance of the combined company;

•

each of Premier Financial’s, Wesbanco’s and the combined company’s business, operations, financial condition, capital levels, asset quality, earnings, stock price performance, management and prospects, taking into account the results of Premier Financial’s due diligence review of Wesbanco;

•

the anticipated impact of the Merger on the combined company, including the anticipated impact on financial metrics, including earnings, dividends, return on equity, tangible book value and regulatory capital levels;

•

the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the Merger, and the potential for Premier Financial’s shareholders, as future Wesbanco shareholders, to benefit to the extent of their interest in the combined company from such synergies and the anticipated impact of the Merger, including anticipated earnings per share accretion expected in 2025;

•

the view of the Premier Financial board of directors with respect to the complementary aspects and nature of the business strategies, management philosophies, customers, cultures, reputations and business lines of the two companies, which the Premier Financial board of directors believes should facilitate integration and enhance post-Merger operations;

•

the fact that four current Premier Financial directors would be added as directors of the combined company and the Wesbanco Bank board of directors, which the Premier Financial board of directors believes will serve to strengthen the combined company and benefit the shareholders of the combined company, including Premier Financial shareholders;

•

the current and prospective business and economic conditions nationally and in the markets in which Premier Financial and Wesbanco operate, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on Premier Financial both with and without the Merger;

•	additional regulatory requirements and related costs associated with Premier Financial organically growing to exceed $10 billion in total assets;

•

the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term, and in being able to capitalize on technological developments that may affect industry competitive conditions;

•

the review undertaken by the Premier Financial board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Premier Financial, including:

•	the likelihood of an alternative transaction;

•	the value of Premier Financial as an independent company;

•

the potential acquisition targets available to Premier Financial as an independent company, at the time and as expected in the future, in light of the challenges presented by rapid consolidation in the banking industry; and

•

the challenges facing Premier Financial as an independent company and the Premier Financial board of directors’ belief that combining with a larger financial institution would benefit Premier Financial’s shareholders, customers and communities;

•

the historical performance of Premier Financial common stock and Wesbanco common stock and the Wesbanco cash dividends anticipated to be received by Premier Financial’s shareholders in future periods as a result of the Merger;

•

the implied net present value of the merger consideration compared to the implied net present value of Premier Financial’s common stock if Premier Financial were to remain an independent company and the implied premium of the Merger Consideration as compared to recent Premier Financial share trading prices;

•	the fact that Premier Financial shareholders would own approximately 30.1% of the combined company;

•	Wesbanco’s record of performance over a substantial period of time and throughout various economic cycles, including its earnings record and asset quality;

•	the Premier Financial board of directors’ understanding of Wesbanco’s commitment to its strategic position in markets within the Midwest and Mid-Atlantic regions of the United States;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset and capital base, and geographic footprint;

•

the expected tax treatment of the Merger as a “reorganization” for U.S. federal income tax purposes, as further described under “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 110;

•

the financial analysis prepared by Piper Sandler, Premier Financial’s financial advisor, and the opinion, dated July 25, 2024, of Piper Sandler to the Premier Financial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Premier Financial common stock of the Exchange Ratio in the Merger, as more fully described under “The Merger — Opinion of Premier Financial’s Financial Advisor” beginning on page 81;

•	the financial and other terms of the Merger Agreement, including (i) provisions that could allow Premier Financial to terminate the Merger Agreement if the price of Wesbanco common stock decreases in comparison to certain ratios set forth in the Merger Agreement, and Wesbanco elects not to increase the Merger Consideration; (ii) provisions that restrict Premier Financial’s ability to solicit alternative transactions, and the fact that the Merger Agreement provides that Premier Financial may take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, in the event that the Premier Financial board of directors has reasonably determined in good faith (in accordance with the Merger Agreement and after consultation with Premier Financial’s outside legal counsel) that the failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Ohio law; (iii) provisions for the payment by Premier Financial to Wesbanco of a termination fee if the Merger Agreement is terminated under certain circumstances; and (iv) the fact that Premier Financial’s shareholders will have an opportunity to vote on the Merger and that their approval is a condition to completion of the Merger;

•	the other terms of the Merger Agreement and their comparability to those in other recent banking industry merger transactions;

•

the fact that some of Premier Financial’s directors and executive officers may have interests in the Merger that may be different from, or in addition to, their interests as Premier Financial shareholders, as further described under “The Merger — Interests of Certain Persons in the Merger” beginning on page 99 and “The Merger — Merger-Related Compensation for Premier Financial’s Named Executive Officers” beginning on page 105;

•

the nature and amount of payments to be received by Premier Financial’s management in connection with the Merger, as further described under “The Merger — Interests of Certain Persons in the Merger” beginning on page 99 and “The Merger — Merger-Related Compensation for Premier Financial’s Named Executive Officers” beginning on page 105;

•	Wesbanco’s commitment in the Merger Agreement to maintain certain standards of compensation and benefits to continuing Premier Financial employees following the effective time of the Merger; and

•

the regulatory and other approvals required in connection with the Merger and Bank Merger and the time required to obtain such approvals, consideration of the relevant factors expected to be assessed by the regulators for the approvals and the parties’ evaluations of those factors, and the expected likelihood that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable or burdensome conditions.

The Premier Financial board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including the following:

•

that, because the Exchange Ratio for the Merger Consideration is fixed, if the market price of Wesbanco common stock is lower at the time of the closing of the Merger, the economic value of the stock consideration to be received by Premier Financial’s shareholders in exchange for their shares of Premier Financial common stock will also be lower;

•

the risk that the Merger may not be consummated or that the closing may be unduly delayed, including as a result of conditions imposed by regulatory authorities or other factors outside either party’s control;

•

the substantial costs and expenses that Premier Financial will incur in connection with the Merger, even if it is not consummated, including a potential $37 million termination fee if the Merger Agreement is terminated under certain circumstances;

•

the potential risks associated with successfully integrating Premier Financial’s business, operations and workforce with those of Wesbanco, including the costs and risks of successfully integrating the two companies;

•	the risk that Wesbanco may not realize all of the anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the fact that shareholder litigation is common in connection with public company mergers;

•	the fact that Premier Financial shareholders would not be entitled to dissenters’ rights in connection with the Merger;

•

the potential risk of diverting management attention and resources from the operation of Premier Financial’s business through the consummation of the Merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the Merger;

•

the restrictions on the conduct of Premier Financial’s business prior to the completion of the Merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Premier Financial from undertaking business opportunities that may arise or any other action that it would otherwise take with respect to the operations of Premier Financial absent the pending completion of the Merger; and

•	the other risks described under the sections entitled “Risk Factors” beginning on page 34 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154.

The Premier Financial board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Premier Financial board of directors concluded that the potential positive factors outweighed the risks and potentially negative factors associated with the Merger.

The foregoing discussion of the information and factors considered by the Premier Financial board of directors is not intended to be exhaustive, but rather includes material factors considered by the Premier Financial board of directors. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Premier Financial board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Premier Financial board of directors considered all of these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the Premier Financial board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 154.

Opinion of Premier Financial’s Financial Advisor

Premier Financial retained Piper Sandler to act as financial advisor to Premier Financial’s board of directors in connection with Premier Financial’s consideration of a possible business combination. Premier Financial selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Premier Financial’s board of directors in connection with the proposed Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the July 25, 2024 meeting at which Premier Financial’s board of directors considered the Merger and the Merger Agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on July 25, 2024, to the effect that, as of such date, the exchange ratio was fair to the holders of Premier Financial’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Premier Financial common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger.

Piper Sandler’s opinion was directed to the board of directors of Premier Financial in connection with its consideration of the Merger and the Merger Agreement and does not constitute a recommendation to any shareholder of Premier Financial as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Merger and the Merger Agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Premier Financial common stock and did not address the underlying business decision of Premier Financial to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Merger Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Premier Financial or the effect of any other transaction in which Premier Financial might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Premier Financial or Wesbanco, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	an execution copy of the Merger Agreement;

•	certain publicly available financial statements and other historical financial information of Premier Financial and its banking subsidiary that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Wesbanco and its banking subsidiary that Piper Sandler deemed relevant;

•

publicly available mean analyst net income to common estimates for Premier Financial for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Premier Financial for the years thereafter and estimated dividends per share for Premier Financial for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Premier Financial;

•

publicly available mean analyst net income to common estimates for Wesbanco for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Wesbanco for the years thereafter and estimated dividends per share for Wesbanco for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Wesbanco and its representatives;

•

the pro forma financial impact of the Merger on Wesbanco based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, Wesbanco restructuring portions of its balance sheet and the offer and sale of a certain amount of Wesbanco common stock prior to closing of the Merger, as provided by the senior management of Wesbanco and its representatives;

•

the publicly reported historical price and trading activity for Premier Financial common stock and Wesbanco common stock, including a comparison of certain stock market information for Premier Financial common stock and Wesbanco common stock and certain stock indices as well as publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for Premier Financial and Wesbanco with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Premier Financial and its representatives the business, financial condition, results of operations and prospects of Premier Financial and held similar discussions with certain members of the management of Wesbanco and its representatives regarding the business, financial condition, results of operations and prospects of Wesbanco.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Premier Financial or Wesbanco or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Premier Financial and Wesbanco that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Premier Financial or Wesbanco or any of their respective subsidiaries, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Premier Financial or Wesbanco or any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of Premier Financial or Wesbanco, or of the combined entity after the Merger, and Piper Sandler did not review any individual credit files relating to Premier Financial or Wesbanco or any of their respective subsidiaries. Piper Sandler assumed, with Premier Financial’s consent, that the respective allowances for credit losses for both Premier Financial and Wesbanco were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst net income to common estimates for Premier Financial for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Premier Financial for the years thereafter and estimated dividends per share for Premier Financial for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Premier Financial. In addition, Piper Sandler used publicly available mean analyst net income to common estimates for Wesbanco for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Wesbanco for the years thereafter and estimated dividends per share for Wesbanco for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Wesbanco and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, Wesbanco restructuring portions of its balance sheet and the offer and sale of a certain amount of Wesbanco common stock prior to closing of the merger, as provided by the senior management of Wesbanco and its representatives. With respect to the foregoing information, the respective senior management of Premier Financial and Wesbanco confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available mean analyst estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective managements as to the future financial performance of Premier Financial and Wesbanco, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Premier Financial or Wesbanco since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that Premier Financial and Wesbanco would remain as going concerns for all periods relevant to its analysis.

Piper Sandler also assumed, with Premier Financial’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms and conditions of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Premier Financial, Wesbanco, the Merger or any related transactions, and (iii) the Merger and any related transactions would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Premier Financial’s consent, Piper Sandler relied upon the advice that Premier Financial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Merger Agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Premier Financial common stock or Wesbanco common stock at any time or what the value of Wesbanco common stock would be once it is actually received by the holders of Premier Financial common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Premier Financial’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Premier Financial or Wesbanco and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Premier Financial and Wesbanco and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the Exchange Ratio to the holders of Premier Financial common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Premier Financial, Wesbanco, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Premier Financial’s board of directors at its July 25, 2024 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Premier Financial common stock or Wesbanco common stock or the prices at which Premier Financial or Wesbanco common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Premier Financial’s board of directors in making its determination to approve the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of Premier Financial’s board of directors with respect to the fairness of the exchange ratio.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed Merger. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger each share of Premier Financial common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the Merger Agreement, shall be converted into the right to receive 0.80 of a share of Wesbanco common stock. Piper Sandler calculated an aggregate implied transaction value of approximately $986.7 million and an implied purchase price per share of $27.42 consisting of the implied value of 35,838,513 shares of Premier Financial common stock (including restricted stock awards) and 136,538 Premier Financial unvested performance stock units and based on the closing price of Wesbanco common stock on July 25, 2024. Based upon preliminary financial information for Premier Financial as of or for the last twelve months (“LTM”) ended June 30, 2024, as provided by Premier Financial senior management, and the closing price of Premier Financial’s common stock on July 25, 2024, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / June 30, 2024 Tangible Book Value Per Share	146%
Transaction Price Per Share / LTM Core Earnings per Share[1]	12.5	x
Transaction Price Per Share / Estimated 2025 Earnings per Share[2]	12.2	x
Core Deposit Premium[3]	5.0%
Market Premium as of July 25, 2024	7.6%

[1]	Excludes after-tax transaction expenses for the quarter ended June 30, 2024
[2]	Based upon mean analyst estimates
[3]	Core deposits defined as total deposits less time deposits with balances greater than $100,000

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading prices of Premier Financial common stock and Wesbanco common stock for the one-year and three-year periods ended July 25, 2024. Piper Sandler then compared the relationship between the movements in the price of Premier Financial common stock and Wesbanco common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Premier Financial’s One-Year Stock Performance

	Beginning Value July 25, 2023	Ending Value July 25, 2024
Premier Financial	100%	133.8%
Premier Financial Peer Group	100%	136.9%
S&P 500 Index	100%	118.2%
NASDAQ Bank Index	100%	129.8%

Premier Financial’s Three-Year Stock Performance

	Beginning Value July 23, 2021	Ending Value July 25, 2024
Premier Financial	100%	95.2%
Premier Financial Peer Group	100%	130.5%
S&P 500 Index	100%	122.4%
NASDAQ Bank Index	100%	100.8%

Wesbanco’s One-Year Stock Performance

	Beginning Value July 25, 2023	Ending Value July 25, 2024
Wesbanco	100%	122.7%
Wesbanco Peer Group	100%	131.1%
S&P 500 Index	100%	118.2%
NASDAQ Bank Index	100%	129.8%

Wesbanco’s Three-Year Stock Performance

	Beginning Value July 23, 2021	Ending Value July 25, 2024
Wesbanco	100%	107.1%
Wesbanco Peer Group	100%	115.5%
S&P 500 Index	100%	122.4%
NASDAQ Bank Index	100%	100.8%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for Premier Financial with a group of financial institutions selected by Piper Sandler. The Premier Financial peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in Ohio and contiguous states (Indiana, Kentucky, Michigan, Pennsylvania and West Virginia) with total assets between $5.0 billion and $20.0 billion as of the most recently reported quarter, but excluded First Internet Bancorp, due to its non-traditional business model, and targets of announced merger transactions (the “Premier Financial Peer Group”). The Premier Financial Peer Group consisted of the following companies:

Financials as of June 30, 2024

	Balance Sheet				Capital Position							LTM Profitability					Valuation as of July 25, 2024
																	Price /
Company Name	Total Assets ($M)	Loan / Deps. (%)		NPAs / Assets (%)	TCE / TA (%)		Lev. Ratio (%)		Total RBC Ratio (%)		CRE / Total RBC (%)	ROAA (%)	ROATCE (%)		NIM (%)	Effic. Ratio (%)	TBV (%)	LTM EPS (X)	2025E EPS (X)	Div. Yield (%)	Market Cap. ($M)
First Merchants Corporation	18,303	86.8		0.36	8.27		9.56	[3]	12.95		173	1.02	13.5		3.18	56.3	162	12.9	11.5	3.5	2,369
First Financial Bancorp.	18,166	84.3		0.35	7.33	[3]	9.73		14.47		230	1.34	22.0	[3]	4.20	56.5	209	11.1	11.2	3.5	2,583
WesBanco, Inc.	18,128	91.3		0.20	7.48		9.72		14.45		290	0.78	11.6		2.93	65.5	161	16.2	13.6	4.3	2,037
Merchants Bancorp[2]	17,823	77.0		0.44	7.12		10.54		11.74		447	1.94	25.1		3.05	29.3	175	8.0	8.4	0.7	2,344
Northwest Bancshares, Inc.	14,386	93.9		0.71	8.37		10.83	[3]	16.67		149	0.71	9.1		3.18	64.6	154	17.5	13.8	5.8	1,803
First Commonwealth Financial Corporation	11,627	95.6		0.51	8.70		10.20		14.20		235	1.38	17.9		3.63	53.7	195	12.0	12.5	3.0	1,897
Park National Corporation	9,920	90.6	[3]	0.73	10.45		11.00	[3]	16.34	[3]	162	1.38	14.1		4.24	62.7	299	22.5	23.5	2.3	3,045

	Balance Sheet				Capital Position						LTM Profitability					Valuation as of July 25, 2024
																Price /
Company Name	Total Assets ($M)	Loan / Deps. (%)	NPAs / Assets (%)		TCE / TA (%)		Lev. Ratio (%)		Total RBC Ratio (%)	CRE / Total RBC (%)	ROAA (%)	ROATCE (%)		NIM (%)	Effic. Ratio (%)	TBV (%)	LTM EPS (X)	2025E EPS (X)	Div. Yield (%)	Market Cap. ($M)
S&T Bancorp, Inc.	9,635	100.4	0.36		10.02	[3]	11.51		15.79	296	1.44	15.8	[3]	3.93	54.2	181	12.7	14.4	3.0	1,715
Peoples Bancorp Inc.	9,226	86.7	0.45		7.62		9.65		13.47	192	1.39	21.4		4.42	57.0	181	9.7	10.6	4.8	1,189
1st Source Corporation[2]	8,668	93.0	0.26		10.79		13.37		16.41	57	1.45	14.0		3.51	53.3	165	12.6	13.4	2.2	1,528
Stock Yards Bancorp, Inc.	8,315	92.4	0.21		8.42		9.95		12.62	246	1.29	17.2		3.27	55.9	274	17.9	16.5	1.9	1,869
Horizon Bancorp, Inc.	7,913	85.7	0.25		7.22		9.68	[3]	13.36	179	0.24	4.0		2.44	66.5	127	NM	10.6	4.2	713
Univest Financial Corporation	7,855	102.9	0.46		8.81		9.74		14.09	258	0.93	11.1		2.88	66.7	122	11.5	—	3.1	825
Republic Bancorp, Inc.	6,617	103.9	0.32		13.88		12.73	[3]	16.43³	146	1.45	11.1		4.75	53.2	144	13.6	13.6	2.4	1,314
Lakeland Financial Corporation[2]	6,567	89.0	0.23		9.78		12.01		15.46	205	1.43	15.5		3.22	46.9	281	19.5	19.8	2.8	1,804
City Holding Company	6,341	81.2	0.16		8.50		10.30		16.64	202	1.88	25.1	[3]	3.96	48.2	342	15.8	16.5	2.4	1,800
German American Bancorp, Inc.[2]	6,112	76.1	0.16		7.92		12.01		16.57	198	1.39	20.7		3.50	55.5	260	14.5	15.9	2.7	1,222
CNB Financial Corporation	5,887	87.7	0.62		8.30		10.56		16.20	279	0.93	10.5		3.49	67.0	113	11.2	10.5	2.8	544
Community Trust Bancorp, Inc.	5,804	90.0	0.12		11.39		13.90		NR	130	1.35	12.4		3.27	53.8	141	11.8	11.1	3.7	921
Mercantile Bank Corporation	5,602	107.0	0.65	[3]	9.03		10.85		14.10	240	1.52	17.6		3.82	51.3	160	9.9	11.2	3.0	804
Mid Penn Bancorp, Inc.	5,396	97.0	0.19		8.11		8.40		11.80	394	0.86	10.0	[3]	3.07	67.1	109	10.3	9.8	3.0	465
Independent Bank Corporation	5,278	83.5	0.10		7.63		9.59		14.21	159	1.26	18.3		3.30	60.9	183	11.3	11.9	2.9	734
Farmers National Banc Corp.	5,157	77.0	0.21	[3]	4.18		8.26		14.39	210	1.01	29.7		2.76	59.2	291	11.8	11.9	4.2	605

[1]	Reflects bank-level call report financials as of March 31, 2024
[2]	Financials as of March 31, 2024
[3]	Regulatory holding company financials as of March 31, 2024

Note: “NR” represents “Not Reported” denoting the bank’s election into the Community Banking Leverage Ratio framework

Note: “NM” represents “Not Meaningful” denoting Price / LTM EPS multiple greater than 35.0x

The analysis compared preliminary financial information for Premier Financial provided by the senior management of Premier Financial Premier Financial with corresponding publicly available data for the Premier Financial Peer Group as of or for the year ended June 30, 2024 (unless otherwise noted) with pricing data as of July 25, 2024. The table below sets forth the data for Premier Financial and the median, mean, low and high data for the Premier Financial Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Premier Financial’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Premier Financial Comparable Company Analysis

	Premier Financial	Premier Financial Peer Group Median	Premier Financial Peer Group Mean	Premier Financial Peer Group Low	Premier Financial Peer Group High
Total assets ($mm)	8,779	7,913	9,510	5,157	18,303
Loans / Deposits[1] (%)	93.1	90.0	90.1	76.1	107.0
Non-performing assets / Total assets[2] (%)	0.74	0.32	0.35	0.10	0.73
Tangible common equity/Tangible assets[3] (%)	7.95	8.37	8.67	4.18	13.88
Tier 1 Leverage Ratio[4] (%)	10.30	10.30	10.61	8.26	13.90
Total RBC Ratio[5] (%)	14.25	14.42	14.65	11.74	16.67
CRE / Total RBC Ratio[6] (%)	262	205	221	57	447
LTM Return on average assets[7] (%)	0.92	1.35	1.23	0.24	1.94
LTM Return on average tangible common equity[7,8] (%)	12.2	15.5	16.0	4.0	29.7
LTM Net interest margin (%)	2.58	3.30	3.48	2.44	4.75
LTM Efficiency ratio[7] (%)	60.7	56.3	56.8	29.3	67.1
Price / Tangible book value (%)	136	175	193	109	342
Price / LTM Earnings per share (x)	11.6	12.3	13.4	8.0	22.5
Price / 2025 Estimated Earnings per share (x)	11.3	12.2	13.3	8.4	23.5
Current Dividend Yield (%)	5.0	3.0	3.1	0.7	5.8
Market value ($mm)	913	1,528	1,484	465	3,045

[1]	Regulatory holding company financial data for Park National Corporation as of March 31, 2024
[2]	Regulatory holding company financial data for Farmers National Banc Corp. and Mercantile Bank Corporation as of March 31, 2024
[3]	Regulatory holding company financial data for First Financial Bancorp and S&T Bancorp, Inc. as of March 31, 2024
[4]	Regulatory holding company financial data for First Merchants Corporation, Horizon Bancorp, Inc., Northwest Bancshares, Inc., Park National Corporation and Republic Bancorp, Inc. as of March 31, 2024
[5]	Regulatory holding company financial data for Park National Corporation and Republic Bancorp, Inc. as of March 31, 2024
[6]

Bank-level call report financial data for all companies as of March 31, 2024; Preliminary bank-level call report financial data for Premier Financial as of June 30, 2024 provided by the senior management of Premier Financial

[7]

Preliminary core financial data for Premier Financial for the last twelve months ended June 30, 2024 provided by the senior management of Premier Financial; Core financial data exclude after-tax transaction expenses for the quarter ended June 30, 2024

[8]	Regulatory holding company financial data for City Holding Company, First Financial Bancorp., Mid Penn Bancorp, Inc. and S&T Bancorp, Inc. for the last twelve months ended March 31, 2024

Note: Financial data for 1st Source Corporation, German American Bancorp, Inc., Lakeland Financial Corporation and Merchants Bancorp as of or for the last twelve months ending March 31, 2024

Piper Sandler used publicly available information to perform a similar analysis for Wesbanco by comparing selected financial information for Wesbanco with a group of financial institutions selected by Piper Sandler. The Wesbanco peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the contiguous United States with total assets between $15.0 billion and $25.0 billion as of the most recently reported quarter, but excluded targets of announced merger transactions (the “Wesbanco Peer Group”). The Wesbanco Peer Group consisted of the following companies:

Financials as of June 30, 2024

	Balance Sheet			Capital Position				LTM Profitability				Valuation as of July 25, 2024
												Price /
Company Name	Total Assets ($M)	Loan / Deps. (%)	NPAs / Assets (%)	TCE / TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	CRE / Total RBC (%)	ROAA (%)	ROATCE (%)	NIM (%)	Effic. Ratio (%)	TBV (%)	LTM EPS (X)	2025E EPS (X)	Div. Yield (%)	Market Cap. ($M)
Atlantic Union Bankshares Corporation	24,761	91.7	0.15	6.71	9.05	13.00	272	0.85	12.6	3.34	53.9	235	18.1	12.3	3.2	3,696
Cathay General Bancorp	23,235	97.8	0.54	10.42²	10.83	14.74	278	1.30	14.5²	3.18	49.9	134	10.8	10.8	3.1	3,246
Home Bancshares, Inc.	22,920	85.4²	0.52	11.23	12.30	18.00	248	1.73	17.2	4.19	44.4	235	14.7	13.2	2.8	5,675
Axos Financial, Inc.¹	22,642	99.4	0.55	9.12	9.33	14.26	358	2.07	23.9	4.50	44.9	209	10.2	10.2	0.0	4,281
Eastern Bankshares, Inc.¹	21,175	79.6	0.27	11.58	14.30	19.49	161	2.17	22.3	2.74	61.9	121	5.7	11.0	2.7	3,306
Customers Bancorp, Inc.	20,943	71.7²	0.23	7.67	8.51²	15.80	200	1.20	16.4²	3.36	46.0	126	8.6	8.4	0.0	2,027
WSFS Financial Corporation	20,745	80.2²	0.32	7.53²	10.57²	15.35²	217	1.33	21.1²	3.94	55.9	227	12.6	13.2	1.1	3,431
Independent Bank Corp.	19,411	93.5	0.55²	10.42	11.09	15.57²	319	1.11	11.6	3.34	55.8	139	12.7	12.1	3.7	2,676
Trustmark Corporation	18,452	85.1	0.28	8.52	9.29	13.29	286	0.99	14.2	3.29	68.1	136	11.3	11.3	2.7	2,099
Pacific Premier Bancorp, Inc.	18,332	85.4	0.28	11.41	11.87	19.01	318	(0.00)	0.3	3.26	59.2	130	NM	17.1	4.9	2,577
First Merchants Corporation	18,303	86.8	0.36	8.27	9.56²	12.95	173	1.02	13.5	3.18	56.3	162	12.9	11.5	3.5	2,369
First Financial Bancorp.	18,166	84.3	0.35	7.33²	9.73	14.47	230	1.34	22.0²	4.20	56.5	209	11.1	11.2	3.5	2,583
Hope Bancorp, Inc.¹	18,088	93.0	0.33	9.33	10.42	14.19	281	0.61	7.6	2.70	62.2	97	13.2	9.8	4.4	1,596
Merchants Bancorp¹	17,823	77.0	0.44	7.12	10.54	11.74	447	1.94	25.1	3.05	29.3	175	8.0	8.4	0.7	2,344
Renasant Corporation	17,510	88.4	0.60	8.16	9.81	15.15	285	0.86	11.9	3.33	65.4	152	13.8	13.4	2.5	2,052
TowneBank	17,069	80.2	0.04	9.37	10.25	15.34	253	0.90	11.0	2.87	69.4	161	16.5	13.5	3.1	2,460
CVB Financial Corp.	16,151	73.7²	0.16	8.68	10.46²	16.10	255	1.26	17.5²	3.18	43.2	207	13.4	13.1	4.1	2,760
ServisFirst Bancshares, Inc.	16,050	93.0	0.22	9.33	9.81	12.43	307	1.25	13.9	2.67	40.0	292	22.1	17.7	1.5	4,368
Community Financial System, Inc.	15,907	76.3	0.31	5.10	9.07	14.87²	201	1.07	24.7	3.05	63.7	430	20.1	17.1	3.1	3,287
Banner Corporation	15,816	85.2	0.19	8.49²	10.80	14.62	258	1.06	14.1²	3.81	61.6	158	12.5	12.2	3.3	2,070

	Balance Sheet			Capital Position					LTM Profitability				Valuation as of July 25, 2024
													Price /
Company Name	Total Assets ($M)	Loan / Deps. (%)	NPAs / Assets (%)	TCE / TA (%)	Lev. Ratio (%)	Total RBC Ratio (%)	CRE / Total RBC (%)		ROAA (%)	ROATCE (%)	NIM (%)	Effic. Ratio (%)	TBV (%)	LTM EPS (X)	2025E EPS (X)	Div. Yield (%)	Market Cap. ($M)
Hilltop Holdings Inc.	15,620	78.8	0.70	12.12	12.87	22.57	192		0.76	6.3	2.96	85.5	122	20.0	21.5	2.0	2,272
International Bancshares Corporation¹	15,361	67.5	0.47	14.60	17.85	23.90	233	[4]	2.72	20.3	4.91	33.4	193	10.5	—	2.0	4,256

¹	Financials as of March 31, 2024
²	Reflects regulatory holding company financials as of March 31, 2024
³	Reflects bank-level call report financials as of March 31, 2024
[4]	Represents commercial real estate / total risk based capital as of March 31, 2024 for International Bank of Commerce (Laredo), International Bancshares Corporation’s largest bank subsidiary

  Note: “NM” represents “Not Meaningful” denoting Price / LTM EPS multiple greater than 35.0x; Institutions are not shown pro forma for pending or recently closed acquisitions or divestitures

The analysis compared preliminary financial information provided by the senior management of Wesbanco and its representatives for Wesbanco with corresponding publicly available data for the Wesbanco Peer Group as of or for the year ended June 30, 2024 (unless otherwise noted) with pricing data as of July 25, 2024. The table below sets forth the data for Wesbanco and the median, mean, low and high data for the Wesbanco Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Wesbanco’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Wesbanco Comparable Company Analysis

	Wesbanco	Wesbanco Peer Group Median	Wesbanco Peer Group Mean	Wesbanco Peer Group Low	Wesbanco Peer Group High
Total assets ($mm)	18,128	18,235	18,840	15,361	24,761
Loans / Deposits[1] (%)	91.3	85.1	84.3	67.5	99.4
Non-performing assets / Total assets[2] (%)	0.20	0.32	0.36	0.04	0.70
Tangible common equity/Tangible assets[3] (%) ..	7.48	8.90	9.20	5.10	14.60
Tier 1 Leverage Ratio[4] (%)	9.72	10.44	10.83	8.51	17.85
Total RBC Ratio[5] (%)	14.45	15.01	15.77	11.74	23.90
CRE / Total RBC Ratio[6] (%)	290	257	262	161	447
LTM Return on average assets (%)	0.78	1.16	1.25	0.00	2.72
LTM Return on average tangible common equity[7] (%)	11.6	14.3	15.5	0.3	25.1
LTM Net interest margin (%)	2.93	3.27	3.41	2.67	4.91
LTM Efficiency ratio (%)	65.5	56.1	54.8	29.3	85.5
Price / Tangible book value (%)	161	161	184	97	430
Price / LTM Earnings per share (x)	16.2	12.7	13.3	5.7	22.1
Price / 2025 Estimated Earnings per share (x)	13.6	12.2	12.8	8.4	21.5
Current Dividend Yield (%)	4.3	2.9	2.6	0.0	4.9
Market value ($mm)	2,037	2,629	2,974	1,596	5,675

[1]	Regulatory holding company financial data for Customers Bancorp, Inc., CVB Financial Corp., Home Bancshares, Inc. and WSFS Financial Corporation as of March 31, 2024
[2]	Regulatory holding company financial data for Independent Bank Corp. as of March 31, 2024
[3]	Regulatory holding company financial data for Banner Corporation, Cathay General Bancorp, First Financial Bancorp. and WSFS Financial Corporation as of March 31, 2024

[4]	Regulatory holding company financial data for Customers Bancorp, Inc., CVB Financial Corp., First Merchants Corporation and WSFS Financial Corporation as of March 31, 2024
[5]	Regulatory holding company financial data for Community Financial System, Inc., Independent Bank Corp. and WSFS Financial Corporation as of March 31, 2024
[6]

Bank-level call report financial data for all companies as of March 31, 2024; Preliminary bank-level call report financial data for Wesbanco as of June 30, 2024; Bank-level call report financial data for International Bancshares Corporation reflects CRE / Total RBC ratio for International Bank of Commerce (Laredo), International Bancshares Corporation’s largest bank subsidiary

[7]

Regulatory holding company financial data for Banner Corporation, Cathay General Bancorp, Customers Bancorp, Inc., CVB Financial Corp., First Financial Bancorp. and WSFS Financial Corporation as of March 31, 2024

Note: Financial data for Axos Financial, Inc., Eastern Bankshares, Inc., Hope Bancorp, Inc., International Bancshares Corporation and Merchants Bancorp as of or for the period ending March 31, 2024

Analysis of Precedent Transactions.

Piper Sandler reviewed a group of recent merger and acquisition transactions. The group consisted of transactions involving bank and thrift targets nationwide announced between January 1, 2023 and July 25, 2024 with target total assets between $3.0 billion and $30.0 billion at the time of announcement and announced transaction values greater than $300.0 million (the “Nationwide Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

			Transaction Information							Seller Information
				Price /				Core Dep. Prem. (%)	1-Day Market Prem. (%)					LTM Effic. Ratio (%)
Acquiror	Target	Annc. Date	Deal Value ($M)	LTM EPS (x)	Est. EPS (x)	TBV (%)	Pay-to- Trade (%)			Total Assets ($M)	TCE / TA (%)	LTM ROAA (%)	LTM ROAE (%)		NPAs / Assets (%)
SouthState Corporation	Independent Bank Group, Inc.	5/20/2024	2,021.5	19.2	18.0	148	85	4.9	10.4	18,871	7.6	0.56	4.43	66.2	0.34
UMB Financial Corp.	Heartland Financial USA, Inc.	4/29/2024	1,990.1	27.6	10.2	153	107	5.2	28.1	19,133	6.9	0.40	4.22	60.7	0.60
Old National Bancorp	CapStar Financial Holdings, Inc.	10/26/2023	319.1	9.8	11.0	106	79	0.7	3.1	3,265	9.3	1.06	9.58	61.1	0.20
Eastern Bankshares Inc.	Cambridge Bancorp	9/19/2023	527.1	11.1	13.6	114	90	1.7	33.1	5,490	8.4	0.84	9.08	59.8	0.13
Burke & Herbert Financial Services Corporation	Summit Financial Group Inc.	8/24/2023	371.5	6.5	6.5	115	90	1.4	6.4	4,552	7.2	1.28	14.23	47.6	0.35
Atlantic Union Bankshares Corporation	American National Bankshares	7/25/2023	444.0	13.2	14.7	185	105	8.4	32.2	3,113	7.9	1.09	10.32	58.1	0.04

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to estimated earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	Wesbanco/ Premier Financial	Nationwide Precedent Transactions
		Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share[1] (x)	12.5	12.2	14.6	6.5	27.6
Transaction Price / Estimated Earnings Per Share (x)	12.2	12.3	12.3	6.5	18.0
Transaction Price / Tangible Book Value Per Share (%)	146	131	137	106	185
Tangible Book Value Premium to Core Deposits (%)	5.0	3.3	3.7	0.7	8.4
1-Day Market Premium (%)	7.6	19.2	18.9	3.1	33.1

[1]	Excludes after-tax transaction expenses for Premier Financial for the quarter ended June 30, 2024

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of a share of Premier Financial common stock assuming Premier Financial performed in accordance with publicly available mean analyst net income to common estimates for Premier Financial for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Premier Financial for the years thereafter and estimated dividends per share for Premier Financial for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Premier Financial. To approximate the terminal value of a share of Premier Financial common stock at July 25, 2024, Piper Sandler applied price to 2028 earnings multiples ranging from 9.0x to 13.0x and multiples of December 31, 2028 tangible book value ranging from 115% to 215%. Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Premier Financial. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Premier Financial common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Premier Financial common stock of $18.28 to $28.51 when applying multiples of earnings and $20.85 to $41.19 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x
8.0%	$21.19	$23.02	$24.85	$26.68	$28.51
9.0%	$20.41	$22.16	$23.92	$25.68	$27.44
10.0%	$19.66	$21.35	$23.03	$24.72	$26.41
11.0%	$18.95	$20.57	$22.19	$23.81	$25.43
12.0%	$18.28	$19.83	$21.39	$22.94	$24.50

Tangible Book Value Per Share Multiples

Discount Rate	115%	135%	155%	175%	195%	215%
8.0%	$24.22	$27.61	$31.01	$34.40	$37.79	$41.19
9.0%	$23.31	$26.57	$29.83	$33.08	$36.34	$39.59
10.0%	$22.45	$25.58	$28.70	$31.83	$34.95	$38.08
11.0%	$21.63	$24.63	$27.63	$30.63	$33.63	$36.63
12.0%	$20.85	$23.73	$26.61	$29.49	$32.38	$35.26

Piper Sandler also considered and discussed with Premier Financial’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Premier Financial’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Premier Financial’s common stock, applying the price to 2028 earnings multiples range of 9.0x to 13.0x referred to above and a discount rate of 9.75%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x
(20.0%)	$16.78	$18.14	$19.50	$20.87	$22.23
(10.0%)	$18.31	$19.84	$21.38	$22.91	$24.44
0.0%	$19.84	$21.55	$23.25	$24.96	$26.66
10.0%	$21.38	$23.25	$25.13	$27.00	$28.88
20.0%	$22.91	$24.96	$27.00	$29.05	$31.09

The following table describes the discount rate calculation for Premier Financial common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Premier Financial common stock equals the sum of the risk-free rate plus the product of the 2-year beta for Premier Financial common stock and the equity risk premium, plus the size premium.

Calculation of Premier Financial Discount Rate
Risk-free rate	4.62%
Equity risk premium	5.00%
Size premium	1.24%
2-year beta	77.8%

Calculated discount rate	9.75%

Piper Sandler also performed an analysis that estimated the net present value per share of Wesbanco common stock, assuming Wesbanco performed in accordance with publicly available mean analyst net income to common estimates for Wesbanco for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Wesbanco for the years thereafter and estimated dividends per share for Wesbanco for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Wesbanco and its representatives. To approximate the terminal value of a share of Wesbanco common stock at July 25, 2024, Piper Sandler applied price to 2028 earnings multiples ranging from 9.0x to 14.0x and multiples of December 31, 2028 tangible book value ranging from 115% to 215%. Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Wesbanco. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Wesbanco common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Wesbanco common stock of $20.91 to $34.59 when applying multiples of earnings and $23.71 to $46.60 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
8.0%	$24.23	$26.30	$28.38	$30.45	$32.52	$34.59
9.0%	$23.34	$25.33	$27.32	$29.30	$31.29	$33.28
10.0%	$22.49	$24.40	$26.31	$28.22	$30.12	$32.03
11.0%	$21.68	$23.52	$25.35	$27.18	$29.01	$30.84
12.0%	$20.91	$22.67	$24.43	$26.19	$27.95	$29.71

Tangible Book Value Per Share Multiples

Discount Rate	115%	135%	155%	175%	195%	215%
8.0%	$27.52	$31.34	$35.15	$38.97	$42.78	$46.60
9.0%	$26.50	$30.16	$33.82	$37.48	$41.14	$44.80
10.0%	$25.52	$29.03	$32.55	$36.06	$39.57	$43.08
11.0%	$24.59	$27.97	$31.34	$34.71	$38.08	$41.45
12.0%	$23.71	$26.95	$30.18	$33.42	$36.66	$39.90

Piper Sandler also considered and discussed with Premier Financial’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Wesbanco’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Wesbanco common stock, applying the price to 2028 earnings multiples range of 9.0x to 14.0x referred to above and a discount rate of 9.84%.

Earnings Per Share Multiples

Annual Estimate Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0%)	$19.17	$20.71	$22.25	$23.78	$25.32	$26.86
(10.0%)	$20.90	$22.63	$24.36	$26.09	$27.82	$29.54
0.0%	$22.63	$24.55	$26.47	$28.39	$30.31	$32.23
10.0%	$24.36	$26.47	$28.58	$30.70	$32.81	$34.92
20.0%	$26.09	$28.39	$30.70	$33.00	$35.30	$37.61

The following table describes the discount rate calculation for Wesbanco common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Wesbanco common stock equals the sum of the risk-free rate plus the product of the 2-year beta for Wesbanco common stock and the equity risk premium, plus the size premium on stock equals the risk-free rate,

Calculation of Wesbanco Discount Rate
Risk-free rate	4.62%
Equity risk premium	5.00%
Size premium	1.24%
2-year beta	79.5%

Calculated discount rate	9.84%

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on Premier Financial assuming the transaction closes on December 31, 2024. Piper Sandler also utilized the following information and assumptions: (a) publicly available mean analyst net income to common estimates for Premier Financial for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Premier Financial for the years thereafter and estimated dividends per share for Premier Financial for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Premier Financial, (b) publicly available mean analyst net income to common estimates for Wesbanco for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Wesbanco for the years thereafter and estimated dividends per share for Wesbanco for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Wesbanco and its representatives, and (c) certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, Wesbanco restructuring portions of its balance sheet and the offer and sale of a certain amount of Wesbanco common stock prior to closing of the merger, as provided by the senior management of Wesbanco and its representatives. For more information about certain of the assumptions provided by the senior management of Wesbanco for use in Piper Sandler’s pro forma analysis, see the Investor Presentation filed by Wesbanco as an exhibit to its Current Report on Form 8-K filed with the SEC on July 26, 2024, which is incorporated by reference herein. The analysis indicated that the transaction could be accretive to Wesbanco’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending 2025 through 2028 and dilutive to Wesbanco’s estimated tangible book value per share at close and in the years ending December 31, 2025 and December 31, 2026 and accretive to Wesbanco’s estimated tangible book value per share in the years ending December 31, 2027 and December 31, 2028.

The following table describes estimated earnings per share and tangible book value accretion and dilution metrics for Wesbanco as indicated in the analysis:

	2025E	2026E	2027E	2028E
EPS Accretion/(Dilution)[1]	38.2%	35.5%	30.6%	25.5%
TBV Accretion / (Dilution)[2]	(8.7%)	(3.7%)	0.3%	3.6%

[1]	Excluding onetime transaction expenses and day 1 CECL provision
[2]	Estimated TBV accretion/(dilution) at Closing of the merger: (13.2%).

In connection with this analysis, Piper Sandler considered and discussed with Premier Financial’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as Premier Financial’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to 1.15% of the aggregate transaction value, which fee is contingent upon the closing of the Merger. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $11.3 million. Piper Sandler also received a $2 million fee from Premier Financial upon rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Piper Sandler upon closing of the transaction. Premier Financial has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any investment banking services to Premier Financial in the two years preceding the date of its opinion, nor did Piper Sandler provide any investment banking services to Wesbanco in the two years preceding the date of its opinion. A member of the Piper Sandler investment banking team providing advisory services to Premier Financial in connection with the Merger holds approximately 39,000 shares of Premier Financial common stock. In addition, in the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Premier Financial, Wesbanco and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Premier Financial, Wesbanco and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Prospective Financial Information

Neither Wesbanco nor Premier Financial, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results given, among other reasons, the inherent uncertainty and subjectivity of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials. However, Wesbanco and Premier Financial are including certain unaudited prospective financial information in this section of this joint proxy statement/prospectus because it was among the financial information shared between Wesbanco and Premier Financial in connection with the discussions regarding, or provided to the Wesbanco board of directors and the Premier Financial board of directors for purposes of considering and evaluating, the Merger and the Merger Agreement. Certain of such prospective financial information also was provided to Wesbanco’s financial advisor, Raymond James, and Premier Financial’s financial advisor, Piper Sandler, as more fully described below for their use and reliance in connection with their respective opinions and related financial analyses as described under “The Merger — Opinion of Wesbanco’s Financial Advisor” and “The Merger — Opinion of Premier Financial’s Financial Advisor” beginning on pages 69 and 81, respectively. Set forth below is a summary of the material unaudited prospective financial information provided by the respective managements of Wesbanco and Premier Financial in connection with the Merger. We refer to such unaudited prospective financial information, collectively, as the “prospective financial information.”

The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. The prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Wesbanco shareholder or Premier Financial shareholder as to whether or how such shareholder should vote or act with respect to the approval of any the proposals presented at the Wesbanco special meeting or the Premier Financial special meeting or any other matter.

Although the prospective financial information was prepared on a reasonable basis, reflected the best then currently available estimates and judgments of the respective managements of Wesbanco and Premier Financial, as applicable, and presented, to the best of the knowledge and belief of the respective managements of Wesbanco and Premier Financial, as applicable, the expected course of action and the expected future financial performance of Wesbanco and Premier Financial, and was presented with numeric specificity, it reflects numerous estimates and assumptions made by the respective managements of Wesbanco and Premier Financial, as applicable, taking into account information available at the time such prospective financial information was prepared. The estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, financial, market and industry conditions and future business decisions and contingencies that may not be realized and that are inherently subject to significant business, economic, competitive, financial, market and industry uncertainties and risks, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Wesbanco and Premier Financial operate and the risks and uncertainties described under “Risk Factors” beginning on page 34 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154 and in the reports that Wesbanco and Premier Financial file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Wesbanco or Premier Financial and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions, expected contingencies or estimated results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the Merger is completed. Further, these assumptions do not include all potential actions that the managements of Wesbanco or Premier Financial could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Wesbanco or Premier Financial considered, or now consider, this prospective financial information to be material information to Wesbanco or Premier Financial shareholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results.

The prospective financial information also reflects numerous variables, expectations and assumptions based on information available to the respective managements of Wesbanco or Premier Financial, as applicable, at the time it was prepared, that are subject to change and do not take into account changes in such variables, expectations, assumptions or information or in any underlying circumstances or events occurring after the date they were prepared. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar variables, expectations or assumptions would be used and similar prospective financial information would be prepared. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the Merger. Neither Wesbanco nor Premier Financial has updated the prospective financial information included in this joint proxy statement/prospectus, and neither Wesbanco, Premier Financial nor, after completion of the Merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated circumstances or events, even in the event that any or all of the underlying variables, expectations, assumptions or information are shown to be inappropriate, or to reflect changes in economic, competitive, financial, market or industry conditions.

In light of the foregoing, and considering that the Wesbanco special meeting and the Premier Financial special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Wesbanco shareholders and Premier Financial shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review Wesbanco’s and Premier Financial’s most recent SEC filings for a description of their reported financial results and the financial statements of Wesbanco and Premier Financial incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 for further information.

The prospective financial information was prepared by the managements of Wesbanco or Premier Financial, as applicable. Neither Ernst & Young LLP (Wesbanco’s independent registered public accounting firm) nor Crowe LLP (Premier Financial’s independent registered public accounting firm) has audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the prospective financial information and, accordingly, neither Ernst & Young LLP nor Crowe LLP has expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of Wesbanco and Premier Financial, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information.

The various prospective financial information described below was each prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for Wesbanco and Premier Financial is not intended to represent the results that the combined company will achieve if the Merger is completed and is not intended to represent forecasted financial information for the combined company if the Merger is completed. By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Wesbanco, Premier Financial nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Wesbanco, Premier Financial or the combined company compared to the information contained in the prospective financial information.

Premier Financial Prospective Financial Information

The following table sets forth selected unaudited prospective financial information representing Wesbanco management’s evaluation of Premier Financial’s financial projections for the periods ending September 30, 2024 and December 31, 2024 through 2029. This information was prepared by Wesbanco management based on analyst consensus estimates and Premier Financial’s long-term growth rates. Wesbanco determined that the Target Projections represented an appropriate framework for the preparation of Raymond James’ financial analyses and the rendering by Raymond James of its opinion. At the direction of Wesbanco, Raymond James used the Target Projections in connection with its financial analysis and opinion.

	For the Nine Months Ended September 30, 2024	For the Year Ended December 31,
		2024	2025	2026	2027	2028	2029
Net Income ($000s)	$52,814	$72,154	$80,180	$84,209	$88,411	$92,829	$97,481
Earnings Per Share	$1.48	$2.01	$2.24	$2.35	$2.47	$2.59	$2.72

The following table sets forth selected unaudited prospective financial information representing Premier Financial management’s evaluation of Premier Financial’s estimated annual earnings growth rate for Premier Financial for certain years beginning with the year ending December 31, 2026, as well as estimated dividends per share for Premier Financial common stock for the years ending December 31, 2024 through December 31, 2028. This information was prepared by Premier Financial’s management. Premier Financial determined that this information represented an appropriate framework for the preparation of Piper Sandler’s financial analyses and the rendering by Piper Sandler of its opinion. At the direction of Premier Financial, Piper Sandler used this information in connection with its financial analysis and opinion.

	For the year ended December 31,
	2024	2025	2026	2027	2028
Estimated annual earnings growth rate			5%	5%	5%
Estimated annual dividends per share	$1.24	$1.26	$1.28	$1.30	$1.32

Wesbanco Prospective Financial Information

The following table sets forth selected unaudited prospective financial information representing Wesbanco management’s evaluation of Wesbanco’s financial projections for the periods ending September 30, 2024 and December 31, 2024 through 2029. This information was prepared by Wesbanco management based on analyst consensus estimates and Wesbanco’s long-term growth rates. Wesbanco determined that the Wesbanco Projections represented an appropriate framework for the preparation of Raymond James’ financial analyses and the rendering by Raymond James of its opinion. At the direction of Wesbanco, Raymond James used the Wesbanco Projections in connection with its financial analysis and opinion.

	For the Nine Months Ended September 30, 2024	For the Year Ended December 31,
		2024	2025	2026	2027	2028	2029
Net Income ($000s)	$92,169	$125,839	$150,670	$158,253	$166,161	$175,506	$183,338
Earnings Per Share	$1.55	$2.11	$2.53	$2.65	$2.79	$2.92	$3.07

The following table sets forth selected unaudited prospective financial information representing the evaluation of Wesbanco and its representatives of Wesbanco’s estimated annual earnings growth rate for Wesbanco for certain years beginning with the year ending December 31, 2026, as well as estimated dividends per share for Wesbanco common stock for the years ending December 31, 2024 through December 31, 2028. This information was prepared by Wesbanco’s management and its representatives. Premier Financial determined that this information represented an appropriate framework for the preparation of Piper Sandler’s financial analyses and the rendering by Piper Sandler of its opinion. Premier Financial authorized the delivery of this information to Piper Sandler, and Piper Sandler used this information in connection with its financial analysis and opinion.

	For the year ended December 31,
	2024	2025	2026	2027	2028
Estimated annual earnings growth rate			5%	5%	5%
Estimated annual dividends per share	$1.44	$1.48	$1.52	$1.56	$1.60

Certain Potential Combined Company Cost Savings and Revenue Synergies

Wesbanco management and Premier Financial management each independently prepared and discussed with one another estimates of the amount and timing of the impact of certain potential combined company cost savings. The potential combined company cost savings reflect estimated cost savings that are expected to approximate 25.6% of Premier Financial’s annualized pre-tax operating expenses. The cost savings are estimated to be realized at 75% in the first full year after the acquisition, with the remainder expected to be recognized in subsequent years. In addition, Wesbanco’s management independently prepared estimates of the amount and timing of the impact of certain potential combined company revenue synergies.

Interests of Certain Persons in the Merger

In considering the recommendation of the Premier Financial board of directors with respect to the Merger, you should be aware that certain persons, including the directors and executive officers of Premier Financial, have interests in the Merger in addition to their interests as shareholders of Premier Financial generally. The Premier Financial board of directors was aware of these interests and considered them in approving the Merger Agreement and the transactions contemplated thereby. As described in more detail below and in the section “The Merger — Merger-Related Compensation for Premier Financial Named Executive Officers,” these interests include certain payments and benefits that may be provided to certain executive officers upon completion of the Merger.

Continuing Role for Certain Premier Financial Directors

The Merger Agreement provides that four current Premier Financial directors, Zahid Afzal, Louis Altman, John Bookmyer, Lee Burdman, will be appointed to the board of directors of Wesbanco and Wesbanco Bank at the effective time of the Merger. If, however, prior to the effective time of the Merger, any of Messrs. Afzal, Altman, Bookmyer, and Burdman shall become ineligible or unable to serve on the board of directors of Wesbanco and Wesbanco Bank or declines to serve on such boards, a replacement(s) mutually acceptable to both Wesbanco and Premier Financial shall serve as a replacement appointee. These director appointees will serve until the next meeting of Wesbanco’s shareholders and will be nominated for election to the Wesbanco board at that shareholder meeting and subsequent shareholder meetings until each has served at least a three-year term. A description of the compensation paid to Wesbanco directors during fiscal year 2023 is described in the definitive proxy statement for Wesbanco’s 2024 annual meeting of shareholders, which was filed with the SEC on March 13, 2024, and is incorporated by reference into this joint proxy statement/prospectus.

Consulting Agreement with Donald P. Hileman.

Wesbanco and Wesbanco Bank have entered into a consulting agreement with Mr. Hileman. The term of the consulting agreement commences effective on the closing date of the Merger and continues for 12 months with a mutual option to renew for one year, unless earlier terminated. Mr. Hileman will receive annual consideration of $150,000 for his service as a consultant.

Treatment of Premier Financial Equity Awards

At the effective time of the Merger, each outstanding and unexercised Net Option Share granted by Premier Financial to purchase shares of Premier Financial common stock, whether vested or unvested, will generally be cancelled and terminated and converted into the right to receive a cash payment equal to the product of the exchange ratio of 0.80 multiplied by the Average Closing Price. “Net Option Share” means the product of (x) such number of shares of Premier Financial common stock underlying the option multiplied by (y) the amount by which the volume weighted average trading price of Wesbanco’s common stock (the “Average Closing Price”) during the twenty trading day period ending on the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received (disregarding any waiting period) or (ii) the date on which Premier Financial’s shareholders approve the Merger Agreement, exceeds the exercise price per share of such option, divided by (z) such Average Closing Price.

Per the Merger Agreement, Mr. Small’s outstanding stock options of Premier Financial will not be cancelled and terminated and instead, will rollover and become stock options of Wesbanco, subject to adjustment based on the Merger Consideration.

Immediately prior to the effective time of the Merger, (i) each equity award of Premier Financial subject to time-based vesting or other time-based lapse restriction, other than Premier Financial’s outstanding stock options, that is unvested and outstanding, will vest and be cancelled and converted into the right to receive the Merger Consideration for each share of Premier Financial common stock underlying such equity award, less applicable tax withholdings, (ii) each equity award of Premier Financial granted in 2022 subject to a performance-based vesting condition that is unvested and outstanding, will generally vest with any performance-based vesting condition vesting at actual performance through June 30, 2024 and target level for the remaining performance period, through December 31, 2024, and (iii) each equity award of Premier Financial granted in 2023 and 2024 subject to a performance-based vesting condition that is unvested and outstanding, will generally vest with any performance-based vesting condition vesting at target level for the remaining performance period, through December 31, 2025 and December 31, 2026, respectively, and in each case be cancelled and converted into the right to receive the Merger Consideration for each share of Premier Financial common stock underlying such equity award, less applicable tax withholdings.

The following table sets forth, as of September 30, 2024, the PSUs and restricted stock held by Premier Financial executive officers, all of which will vest at the effective time of the Merger, and the corresponding number of shares of Wesbanco common stock that would be received in connection with the Merger:

Executive Officer	Premier Financial Performance Share Units(1) (A)	Premier Financial Time- Based Restricted Stock(2) (B)	As-converted Aggregate Wesbanco Common Stock(3) (C)
Kathy Bushway	3,713	1,195	3,926
Varun Chandhok	9,728	8,246	14,379
Sharon L. Davis	7,276	2,319	7,676
Jason L. Gendics	4,436	1,417	4,682
Donald P. Hileman	—	18,734	14,987
John Houpt	4,470	6,027	8,397
Rick L. Hull	5,520	1,657	5,741
Shannon M. Kuhl	6,005	4,576	8,464
Paul D. Nungester	11,170	3,575	11,796
Dennis E. Rose, Jr.	7,162	2,288	7,560
Jennifer Scroggs	3,475	1,397	3,897
Gary M. Small	26,622	16,964	34,868
Tina M. Shaver	4,959	3,521	6,784

(1)	Represents performance share unit awards granted for the three-year performance periods ending on December 31, 2024, 2025, and 2026.
(2)	Represents time-based restricted stock granted in 2022, 2023, and 2024, and still subject to vesting.
(3)	Represents the product obtained by adding together columns (A) and (B) and then multiplying such sum by the exchange ratio (0.80), rounded down to the nearest whole share.

Payments under Existing Employment Arrangements with Named Executive Officers

Each of Premier Financial’s named executive officers have an employment agreement or a severance and change in control agreement (collectively, the “NEO Executive Agreements”) in connection with a change in control. The named executive officers are not eligible to receive any payments in connection with a change in control, other than certain accrued benefits, in the event of a termination “for cause” or in connection with a voluntary termination except in certain circumstances that constitute “good reason” under their respective Executive Agreements. The following summaries of the NEO Executive Agreements are qualified by reference to the specific agreements, copies of which are identified as exhibits to Premier Financial’s Annual Report on Form 10-K for the year ended December 31, 2023. Each of the NEO Executive Agreements requires that the executive release all claims against the Premier Financial and include expected restrictive covenants concerning confidentiality, non-competition, and/or non-solicitation to protect Premier Financial’s interests. Each of the NEO Executive Agreements incorporates a definition of a “change of control” consistent with the meaning set forth in Section 409A(a)(2)(A)(v) of the Code, although the specific NEO Executive Agreements provide additional description and distinctions in this regard.

Employment Agreement of Gary Small. Mr. Small serves as the Chief Executive Officer and a director of Premier Financial and Premier Bank. The initial term of his agreement was for a three year period and automatically extends for additional 12-month periods unless terminated with 90 days prior written notice. The current term of the agreement ends January 31, 2025. The agreement describes Mr. Small’s compensation package from Premier Financial, subject to adjustment by Premier Financial.

In addition to certain accrued benefits, the agreement provides that if Mr. Small in connection with a change in control is terminated without cause or for good reason, each as defined in his agreement, he will be entitled to

(1) a lump sum severance payment equal to 2.99 times the sum of his base salary and the greater of his target short-term incentive compensation payment or the prior year’s actual short-term incentive compensation payout; (2) a cash payment equal to 18 months of COBRA premiums, (3) a pro-rated short term cash incentive payment (with the pro-ration based on the number of days elapsed instead of months); and (4) accelerated vesting in full of any unvested restricted stock awards and vesting in full of any unvested performance share units (x) using the actual performance of Premier Financial for closed years in the performance period, and (y) at target for open years in the performance period. The increased severance benefit to Mr. Small in connection with a change in control is only available in the event the termination occurs within the six months before or the two years following the consummation of the change in control.

Mr. Small’s agreement includes language modifying the benefits due to him in the event the payments would be “excess parachute payments” under Section 280G of the Code. If this were to occur, Mr. Small’s payments and benefits under the agreement may be reduced if doing so results in Mr. Small receiving the net greatest benefit compared to paying the excise tax under Section 4999 of the Code.

Employment Agreement of Paul Nungester. Mr. Nungester serves as the Chief Financial Officer of Premier Financial. The initial term of his employment agreement was 12 months and it is evergreen, extending in such a fashion that the term is always 12 additional months until notice of termination is given and the term then becomes fixed at 12 months.

In addition to certain accrued benefits, the agreement provides that if Mr. Nungester in connection with a change in control is terminated without cause or for good reason, each as defined in his agreement, he will be entitled to (1) a lump sum payment equal to 2.99 times the sum of his base salary plus the average annual payment paid under the short-term incentive plan over the last five years and (2) payment on his behalf of insurance premiums to maintain medical and dental insurance coverage under COBRA until the earlier of the first anniversary of the termination or the date on which he is eligible to participate in another employer’s comparable plan. The increased severance benefit to Mr. Nungester in connection with a change in control is only available in the event the termination occurs within the six months before or the one year following the consummation of the change in control.

Mr. Nungester’s agreement includes language modifying the benefits due to him in the event the payments would be “excess parachute payments” under Section 280G of the Code. If this were to occur, Mr. Nungester’s payments and benefits under the agreement will be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible to Premier Financial and subject to the excise taxes imposed under the Code for parachute payments.

Short-Term Incentive Plan. Under the Executive Short Incentive Plan, otherwise referred to as the STIP, if an executive’s service terminates before the end of a performance period as a result of a termination by Premier Financial without cause (as defined in the STIP), a pro-rated cash incentive award (determined by the number of months, including any partial months elapsed during the performance period) will vest on the date that the compensation committee certifies performance. To the extent applicable, the portion of any STIP award attributable to a performance-based metric will be determined as described in the STIP by the compensation committee and the portion of the award attributable to the executive’s individual performance goals will be determined as if these goals were satisfied at target (or with a “meets” or otherwise satisfactory ranking) unless otherwise determined by the compensation committee or the Premier Financial’s chief executive officer in their sole discretion.

Severance and Change in Control Protection Agreements of Hull, Chandhok, and Kuhl. Premier Financial has entered into Severance and Change in Control Protection Agreements with each of Mr. Hull, Mr. Chandhok and Ms. Kuhl. The initial term of the agreements with Mr. Chandhok and Ms. Kuhl was 12 months and automatically extends for additional 12-month periods unless terminated with 90 days prior written notice. The current term of each of Mr. Chandhok’s and Ms. Kuhl’s agreements ends March 31, 2025. The initial term of

Mr. Hull’s agreement ends March 31, 2025 and will similarly renew for additional 12-month periods unless terminated with 90 days prior written notice.

In addition to certain accrued benefits, the agreements provide that if each executive in connection with a change in control is terminated without cause or for good reason, each as defined in their respective agreement, such executive will be entitled to (1) severance payments in the form of salary continuation for a period of 18 months; (2) a lump sum payment equal to 1.5 times the target award payable under the short-term cash incentive plan for the year in which the termination occurs; (3) a pro-rated short term cash incentive payment for the year in which the termination occurs; (4) outplacement services not to exceed $12,000; and (5) subject to the timely election of continuation coverage of health benefits in accordance with COBRA, payment of the full amount of the executive’s premiums for this continued coverage until the earlier of 18 months following the termination of employment or the executive becomes eligible for group health coverage from another employer. The increased severance benefits in connection with a change in control are only available in the event the executive’s employment is terminated (1) by Premier Financial within the six months prior to or the 12 months following the change in control, or (2) by the executive for good reason within 12 months following the change in control.

Each of Mr. Hull’s, Mr. Chandhok’s and Ms. Kuhl’s agreements include language modifying the benefits due in the event the payments would be “excess parachute payments” under Section 280G of the Code. If this were to occur, the executive’s payments and benefits under the agreement will be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible to Premier Financial and subject to the excise taxes imposed under the Code for parachute payments.

Payments under Existing Employment Arrangement with Executive Officers other than the Named Executive Officers

While Mr. Hileman is party to an employment agreement with Premier Financial, his agreement does not provide for the payment of any special benefits in connection with a change in control. Each of Premier Financial’s other executive officers, besides the Named Executive Officers, have a severance and change in control agreement (collectively, the “Other Executive Agreements”) providing certain benefits in the event of a change in control. The named executive officers are not eligible to receive any payments in connection with a change in control, other than certain accrued benefits, in the event of a termination “for cause” or in connection with a voluntary termination except in certain circumstances that constitute “good reason” under their respective agreements.

The initial term of the Other Executive Agreements, other than the agreement of Ms. Shaver and Ms. Scroggs, was 12 months and automatically extends for additional 12-month periods unless terminated with 90 days prior written notice. The initial term of Ms. Shavers’ agreement was nine months. The initial term of Ms. Scroggs’ agreement is approximately eight months.

Each of the Other Executive Agreements include language modifying the benefits due in the event the payments would be “excess parachute payments” under Section 280G of the Code. If this were to occur, the executive’s payments and benefits under the agreement will be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible to Premier Financial and subject to the excise taxes imposed under the Code for parachute payments.

The following table summarizes the key provisions of the Other Executive Agreements related to a change in control. Further distinctions between the agreements follow the table.

	Bushway	Davis	Gendics	Houpt	Rose	Scroggs	Shaver
Date of Agreement	4/10/2017	4/1/2022	4/22/2019	4/25/2023	4/1/2022	8/6/2024	7/1/2022
Current Term Ends	4/9/2025	3/31/2025	4/21/2025	4/24/2025	3/31/2025	3/31/2025	3/31/2025
Multiple of Base Salary	1x (lump sum)	24 mos. salary continuation	1.5x lump sum	12 mos. salary continuation	12 mos. salary continuation	12 mos. salary continuation	18 mos. salary continuation
Multiple of STIP Target	1x (lump sum)	2x (lump sum)	1.5x lump sum	1x (lump sum)	1x (lump sum)	1x (lump sum)	1.5x (lump sum)
Pro-rated Current Year STIP	yes (lump sum)	yes (lump sum)	yes (lump sum)	yes (lump sum)	yes (lump sum)	yes (lump sum)	yes (lump sum)
Out-placement Services (not to exceed $12,000)	N/A	yes	N/A	yes	yes	yes	yes
COBRA	18 mos. premium (lump sum)	Premiums paid for up to 18 months	18 mos. premium (lump sum)	Premiums paid for up to 18 months	Premiums paid for up to 18 months	Premiums paid for up to 18 months	Premiums paid for up to 18 months

The increased severance benefits to Ms. Bushway and Mr. Gendics in connection with a change in control are available in the event the executive’s employment is terminated by Premier Financial by the executive for good reason within the nine months prior to or the 12 months following the change in control. The increased severance benefits to Ms. Davis, Mr. Houpt, Mr. Rose, Ms. Scroggs, and Ms. Shaver in connection with a change in control are only available in the event the executive’s employment is terminated (1) by Premier Financial within the six months prior to or the 12 months following the change in control, or (2) by the executive for good reason within 12 months following the change in control.

The agreements of Ms. Bushway and Mr. Gendics include restrictive covenants concerning confidentiality and non-solicitation, while the agreements of all other executive officers include restrictive covenants concerning confidentiality, non-competition, and non-solicitation to protect Premier Financial’s interests.

Employee Matters

Please see the discussion under “The Merger — Benefit Arrangements” above for information regarding Employee Severance Benefits, Retention Bonus Pools, and Retention Restricted Stock Agreements.

Future Compensation Actions

In addition to the payments and benefits above, under the terms of the Merger Agreement, Premier Financial may take certain compensation actions prior to the completion of the Merger that will affect certain of Premier Financial’s executive officers. Among other actions, if the Merger does not occur before January 1, 2025, executive officers of Premier Financial may be eligible for 2025 pro-rated bonuses in cash or equity, consistent with past practice. Furthermore, Premier Financial may implement strategies to mitigate the impact of Sections 280G and 4999 of the Code.

Indemnification and Insurance

Wesbanco has agreed that, from and after the effective time of the Merger, it will indemnify and hold harmless the current and former directors and officers of Premier Financial and its subsidiaries against all costs, expenses, judgments, fines, losses, claims, damages or liabilities arising out of matters existing before or after the effective time of the Merger relating to their service to Premier Financial or one of its subsidiaries, including in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, to the same extent to which such former officers and directors would be entitled to indemnification under applicable law as of the date of the Merger Agreement and the articles of incorporation and code of regulations of Premier Financial or the organizational documents of the applicable subsidiary, including provisions relating to advances of expenses. The Merger Agreement further provides that Wesbanco will obtain six years of extended liability insurance to provide for continued coverage of Premier Financial’ directors and officers with respect to matters occurring at or prior to the effective time of the Merger, subject to a cap that limits the amount that Wesbanco must expend for such liability insurance to no more than 300% of the annual amount expended by Premier Financial prior to the effective time of the Merger.

Premier Financial 401(k) Plan

The Premier Financial 401(k) Plan will be terminated immediately before the Merger is completed, and the accounts of all participants and beneficiaries will become fully vested on the date of termination. Employees of Premier Financial (including its executive officers) who continue in employment with Wesbanco following the closing of the Merger will be eligible to participate in the Wesbanco 401(k) Plan as of the closing date.

Merger-Related Compensation for Premier Financial Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Premier Financial that is based on, or otherwise relates to, the Merger (which we refer to as “merger-related compensation”). The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of the shareholders of Premier Financial, as described above in “Premier Financial Proposals—Premier Financial Merger-Related Compensation Proposal.”

The amounts listed below are estimates based on the following assumptions:

•	The effective time of the Merger occurred on September 30, 2024 (which is an assumed date solely for the purposes of calculations in this golden parachute compensation disclosure);

•	Each named executive officer will experience a qualifying termination immediately following the Merger;

•	The named executive officer’s base salary, annual target bonus opportunity, and benefits will remain unchanged from those in place as of September 30, 2024;

•	Each named executive officer’s outstanding Premier Financial equity awards are those that are outstanding as of September 30, 2024;

•	The named executive officer’s base salary, annual target bonus opportunity, and benefits will remain unchanged from those in place as of September 30, 2024;

•	Each named executive officer’s outstanding Premier Financial equity awards are those that are outstanding as of September 30, 2024;

•

Each named executive officer’s Premier Financial performance share units (“PSUs”) granted in 2022 will be calculated based on (i) actual performance for the period from January 1, 2022 through June 30, 3024 for Average Core ROA, and for the period from January 1, 2022 through July 19, 2024 for purposes of Total Shareholder Return, each as adjusted for Merger-related impact or expenses and (ii) target performance for the period of July 1, 2024 through December 31, 2024;

•	Each named executive officer’s Premier Financial PSUs granted in 2023 and 2024 will fully vest at target level;

•	Each named executive officer’s 2024 bonuses under any cash incentive plans are calculated based on (i) actual performance for the period January 1, 2024 through June 30, 2024, as adjusted for Merger-

related impact or expenses, and (ii) target performance for the period of July 1, 2024 through December 31, 2024; and

•

The price per share of Premier Financial common stock at the effective time of the Merger is $24.86 (the average closing market price over the first five business days following the first public announcement of the Merger on July 26, 2024, as required by Item 402(t) of Regulation S-K).

The merger-related compensation payable to the Premier Financial named executive officers is the subject of a non-binding advisory vote of the Premier Financial shareholders, as described under “Premier Financial Proposals – Premier Financial Merger-Related Compensation Proposal” beginning on page 54.

The calculations in the table do not include amounts that Premier Financial’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, these amounts do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Gary Small	$3,210,607	$1,136,112	$—	$4,346,719
Paul Nungester	1,672,296	388,780	—	2,061,075
Rick Hull	838,379	189,448	30,440	1,058,267
Varun Chandhok	815,899	466,190	43,366	1,325,455
Shannon Kuhl	643,065	275,081	12,000	930,146

(1)

Cash. The cash payments described below are “double-trigger” (i.e., the amounts are payable upon a termination by Premier Financial without “cause” or voluntary resignation for “good reason”, in each case as defined in and subject to certain conditions contained in the respective agreement). Set forth below are the separate estimated values of such cash payments:

•

The cash amount payable to Mr. Small consists of the following: (i) a lump sum cash payment equal to accrued but unused vacation time, payable no later than the 30th day following the date of termination; (ii) a lump sum cash payment equal to 2.99 times the sum of Mr. Small’s base salary and the target annual bonus, payable no later than the 60th day following the date of termination; (iii) a lump sum cash payment equal to 18 months of COBRA premiums, payable no later than the 60th day following the date of termination; and (iv) a lump sum cash payment equal to a pro rata annual target bonus for the year in which the termination occurs, payable no later than the 60th day following the date of termination.

•

The cash amount payable to Mr. Nungester consists of the following: (i) a lump sum cash payment equal to accrued but unused vacation time; (ii) a lump sum cash payment, payable no later than the first business day of the first month following the date of termination, equal to 2.99 times the sum of the Mr. Nungester’s annual base salary and the average annual short-term cash bonus (based on the actual bonuses paid to the participant in the preceding five years); (iii) a lump sum cash payment equal to a pro rata annual target bonus for the year; and (iv) a lump sum cash payment equal to 12 months of medical, dental and vision insurance coverage premiums;

•	The cash amount payable to the remaining named executive officers consists of the following: (i) a lump sum cash payment equal to accrued but unused vacation time, payable no later than the 60th day following the date of termination; (ii) a payment equal to 1.5 times the named executive officer’s annual base salary, payable in bi-weekly installments over a 12 month period (for Mr. Hull, commencing on the first scheduled payroll following the 60th date after the later of the termination date or the change in control date, and for Mr. Chandhok and Ms. Kuhl, within 60 days following the later of the termination date or the change in control date); (iii) a lump sum cash payment equal to 1.5 times the named executive officer’s target annual short-term cash bonus, payable within 60 days following the later of the termination date or the change in control date; and (iv) a lump sum cash payment equal to a pro rata annual target bonus for the year in which the termination occurs, payable no later than March 15 of the year following the date of termination.

Named Executive Officers	Cash Value of Unused Vacation Time ($)	Base Salary with Multiplier ($)	Target Bonus with Multiplier ($)	Prorated Target Bonus for 2024 ($)	Cash Value of COBRA ($)	Total ($)
Gary Small	$59,328	$1,921,733	$960,866	$241,020	$27,660	$3,210,607
Paul Nungester	21,630	1,201,083	323,226	105,446	20,911	1,672,296
Rick Hull	12,246	516,333	206,533	103,267	—	838,379
Varun Chandhok	14,816	525,300	183,855	91,928	—	815,899
Shannon Kuhl	28,644	446,852	111,713	55,856	—	643,065

(2)

Equity. The amounts set forth represent “single trigger” acceleration of outstanding Premier Financial restricted stock awards and PSUs for which vesting will be accelerated as a result of the merger. For both the restricted stock awards and the PSUs, the calculated amounts are based on the average closing market price of Premier Financial common stock over the first five business days following the first public announcement of the merger ($24.86 per share). Under the applicable award agreements, (i) each share of restricted stock is entitled to dividends as and when paid to other holders of common stock and (ii) each PSU has a related dividend equivalent right that represents the right to be credited upon payout with any dividends paid on a share of common stock during the applicable performance period.

Named Executive Officers	Restricted Stock Awards	PSUs	PSUs Dividend Equivalent Rights
Gary Small	$421,725	$661,823	$52,564
Paul Nungester	88,875	277,686	22,219
Rick Hull	41,193	137,227	11,028
Varun Chandhok	204,996	241,838	19,357
Shannon Kuhl	113,759	149,284	12,037

(3)

Perquisites/Benefits. The amounts set forth represent the amounts intended to be paid in cash equal to the value attributable to (i) the right of each of Mr. Hull, Mr. Chandhok, and Ms. Kuhl to receive COBRA health premiums for 18 months after each named executive officer’s employment termination and (iii) the right of each of Messrs. Hull and Chandhok, and Ms. Kuhl to $12,000 in outplacement services. Such amounts are “double-trigger,” or payable only upon a qualifying termination in connection with the merger.

Regulatory Approvals

Completion of the Merger and the Bank Merger are each subject to certain federal and state bank regulatory and other regulatory agency filings and approvals. Wesbanco and Premier Financial cannot complete the Merger and the Bank Merger unless and until Wesbanco and Premier Financial receive all necessary prior approvals from the applicable bank regulatory authorities. Wesbanco and Premier Financial have agreed to use their reasonable best efforts to obtain all such necessary prior approvals required to consummate the transactions contemplated by the Merger Agreement. Neither Wesbanco nor Premier Financial can predict whether or when Wesbanco and Premier Financial will obtain the required regulatory approvals, waivers or exemptions necessary for the Merger of Premier Financial with and into Wesbanco and the Merger of Premier Bank with and into

Wesbanco Bank. Wesbanco and Premier Financial filed the applications and made the notifications to obtain the required regulatory approvals on September 23, 2024.

Federal Deposit Insurance Corporation. The Bank Merger is subject to the approval by the Federal Deposit Insurance Corporation (“FDIC”) under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider, among other factors, the competitive effect of the Bank Merger, the managerial and financial resources and future prospects of the merging banks, the effect of the Bank Merger on the convenience and needs of the communities to be served, including the records of performance of the merging banks in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of the merging banks in combating money laundering activities, and the risk that would be posed by the Bank Merger to the stability of the U.S. banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing.

The Bank Merger (the completion of which is not a condition to the Merger) may not be consummated until thirty (30) days after the approval of the FDIC (or such shorter period as the FDIC may prescribe with the concurrence of the U.S. Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the Bank Merger on antitrust grounds.

Federal Reserve Board. The Merger requires the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) pursuant to the Bank Holding Company Act of 1956, as amended, unless the Federal Reserve Board is willing to grant a waiver pursuant to its regulations allowing for such waivers. If a waiver is not received, the Federal Reserve Board will consider factors such as financial and managerial resources, future prospects, the convenience and needs of the community and competitive factors in determining whether to approve the Merger. In such case, the Merger may not be consummated until 30 days after the approval of the Federal Reserve Board (or such shorter period as the Federal Reserve Board may prescribe with the concurrence of the U.S. Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the Merger on antitrust grounds.

The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the Federal Reserve Board or FDIC approval, as the case may be, unless a court specifically orders otherwise. In reviewing the Merger, the Department of Justice could analyze the Merger’s or the Bank Merger’s effect on competition differently than the Federal Reserve Board and the FDIC, and it is possible that the Department of Justice could reach a different conclusion than the applicable banking regulator regarding the Merger’s (or the Bank Merger’s) competitive effects.

West Virginia Division of Financial Institutions. Both the Merger and the Bank Merger require the approval of the West Virginia Division of Financial Institutions (the “WVDFI”). Wesbanco has filed an application for approval of the Merger and Bank Merger with the WVDFI.

Ohio Division of Financial Institutions. In connection with the Bank Merger, Premier Bank has filed a bank merger application with the superintendent of the Ohio Division of Financial Institutions (the “ODFI”). In evaluating the application, the ODFI will consider the following factors: (1) whether the Bank Merger would result in a monopoly or would further any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the state and any markets served by the resulting or surviving bank; (2) whether the effect of the proposed Bank Merger in any part of the state and any markets served by the resulting or surviving bank may be to substantially lessen competition, tend to create a monopoly, or in any other manner restrain trade, unless the superintendent finds the anticompetitive effects of the transaction would clearly be outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served; (3) the financial and managerial resources and future prospects of the banks involved; (4) the convenience and needs of the communities to be served; (5) whether, upon completion of the transaction, the resulting or surviving state bank will meet the Ohio statutory requirements applicable to financial institutions; and (6) the comments of any regulatory authority notified of the Bank Merger.

Other Requisite Approvals, Notices and Consents. Neither Premier Financial nor Wesbanco is aware of any other regulatory approvals, notices or consents required for completion of the Merger other than those described above. Should any other approvals, notices or consents be required, Premier Financial and Wesbanco presently contemplate that they would seek to obtain such approvals or consents and give such notices. There can be no assurance, however, that Wesbanco and Premier Financial can obtain any other approvals or consents, if required.

There can be no assurance that the regulatory authorities described above will approve the Merger or the Bank Merger, and if such mergers are approved, there can be no assurance as to the date on which Wesbanco and Premier Financial will receive such approvals. These mergers cannot proceed in the absence of the receipt of all requisite regulatory approvals.

The approval of any application merely implies the satisfaction of regulatory criteria for approval. Any such approval does not include review of the Merger from the standpoint of the adequacy of the Merger Consideration that Premier Financial shareholders will receive upon the completion of the Merger. Further, regulatory approvals do not constitute an endorsement or recommendation of the Merger.

No Dissenters’ or Appraisal Rights for Premier Financial Shareholders or Wesbanco Shareholders

Under applicable West Virginia and Ohio law, holders of Wesbanco or Premier Financial common stock will not be entitled to dissenters’ or appraisal rights. Therefore, if you own shares of Wesbanco common stock on the Wesbanco Record Date but you are against the Merger, you may vote against approval of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal but you may not exercise dissenters’ or appraisal rights. Similarly, if you own shares of Premier Financial common stock on the Premier Financial Record Date but you are against the Merger, you may vote against approval of the Premier Financial Merger Proposal but you may not exercise dissenters’ or appraisal rights for your Premier Financial common stock. Accordingly, neither the shareholders of Wesbanco nor the shareholders of Premier Financial have the right to demand the fair value of their stock or seek an appraisal of such fair value in connection with the Merger.

Delisting and Deregistration of Premier Financial Common Stock Following the Merger

If the Merger is completed, Premier Financial common stock will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act. It is a condition to closing the Merger that Nasdaq will have completed its review of the “Listing of Additional Shares Notification Form” filed by Wesbanco with respect to the shares of Wesbanco common stock to be issued in the Merger.

Shares to be Issued by Wesbanco in the Merger; Ownership of Wesbanco after the Merger

Wesbanco will issue a maximum of approximately [ ● ] shares of its common stock to Premier Financial shareholders in connection with the Merger, based on the number of (i) shares of Premier Financial common stock outstanding on the Premier Financial Record Date (restricted and unrestricted) and (ii) shares of Premier Financial common stock potentially issuable pursuant to outstanding stock options that are vested or that are expected to vest prior to completion of the Merger or restricted stock awards or performance awards that are expected to vest prior to completion of the Merger, assuming no adjustment to the Exchange Ratio is made. Assuming that Wesbanco issues that maximum number of shares, those shares would constitute approximately [ ● ]% of the outstanding stock of Wesbanco immediately after the Merger, based on the number of shares of Wesbanco common stock outstanding on October 28, 2024. The Wesbanco shares to be issued in the Merger will be listed for trading on the Nasdaq Global Select Market under the symbol “WSBC.”

Management Following the Merger

Each of the current directors and executive officers of Wesbanco will continue to serve in those capacities following the Merger. For information as to their identities, backgrounds, compensation and certain other matters relating to Wesbanco’s directors and executive officers, please refer to Wesbanco’s proxy statement for its 2024 annual meeting of shareholders, which is incorporated by reference herein. See “Where You Can Find More Information about Wesbanco and Premier Financial” beginning on page 149. In addition, following the Merger, four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman, will be appointed to the respective Wesbanco and Wesbanco Bank boards of directors upon completion of the Merger. For more background, compensation and other information about Messrs. Afzal, Altman, Bookmyer and Burdman, please refer to Premier Financial’s proxy statement for its 2024 annual meeting of shareholders, which is incorporated by reference herein. See “Where You Can Find More Information about Wesbanco and Premier Financial” beginning on page 152.

Accounting Treatment

In accordance with Financial Accounting Standards Board, Accounting Standards Codification 805, Business Combinations, Wesbanco will account for the Merger as an “acquisition.” Under acquisition accounting, Premier Financial’s assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the Merger will be recorded at their respective fair values and added to the balance sheet of Wesbanco. Any excess of the purchase price over the fair values of net assets acquired and other identifiable intangibles will be recorded as goodwill. Financial statements of Wesbanco issued after the Merger will include these initial fair values (adjusted for subsequent amortization or accretion) and Premier Financial’s results of operations from the effective time of the Merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion and legal conclusions contained herein constitute and represent the opinion of K&L Gates LLP, counsel to Wesbanco, and the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Premier Financial, as to the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Premier Financial common stock that exchange their shares of Premier Financial common stock for shares of Wesbanco common stock in the Merger. The discussion is based on the Code, Treasury Regulations promulgated thereunder, administrative rulings and practice, and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to Premier Financial shareholders that hold Premier Financial common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Merger will be completed in accordance with the Merger Agreement and as described in the joint proxy statement/prospectus. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of personal circumstances or to shareholders subject to special treatment under U.S. federal income tax laws, including:

•	banks, thrifts, financial institutions or trusts;

•	tax-exempt or governmental entities;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	pass-through entities and investors in such entities (such as S corporations and partnerships);

•	real estate investment trusts;

•	regulated investment companies;

•	mutual funds;

•	tax-deferred or other retirement accounts;

•	foreign persons;

•	persons whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•

shareholders who received their Premier Financial common stock through the exercise of employee stock options, holders of options to acquire Premier Financial common stock, or holders who acquired their Premier Financial common stock through a tax-qualified retirement plan or otherwise as compensation; and

•	shareholders who hold Premier Financial common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, this discussion does not address any alternative minimum tax or any state, local, foreign, or non-income tax consequences of the Merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Premier Financial common stock that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds Premier Financial common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Any such partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the Merger to them.

Each holder of Premier Financial common stock should consult with his, her or its tax advisor with respect to the particular tax consequences of the Merger to such shareholder.

The Merger is conditioned upon receipt at closing by Premier Financial of a legal opinion from Nelson Mullins Riley & Scarborough LLP, and upon receipt at closing by Wesbanco of a legal opinion from K&L Gates LLP, in each case dated the closing date of the Merger and to the effect that the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Neither of these opinions will be binding on the Internal Revenue Service (the “IRS”) or the courts, and neither Premier Financial nor Wesbanco intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, we cannot assure you that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the IRS were to successfully challenge the “reorganization” status of the Merger, the tax consequences of the Merger could differ from those set forth in this joint proxy statement/prospectus, and a U.S. holder could be subject to U.S. federal income tax with respect to its receipt of Wesbanco common stock in the Merger. You should consult your own tax advisor as to the specific tax consequences to you in light of your specific circumstances in the event the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The opinions of K&L Gates LLP and Nelson Mullins Riley & Scarborough LLP, to be issued at the closing of the Merger will rely on certain assumptions that customarily are made with respect to transactions of this kind. The opinions also will rely on representations and covenants, including certain factual representations contained in officers’ certificates of Premier Financial and Wesbanco. K&L Gates LLP and Nelson Mullins Riley & Scarborough LLP will assume such representations to be true, correct and complete. If any such representation cannot be made on the effective date of the Merger, or any such representation or assumption upon which the opinions are based is inconsistent with the actual facts or incorrect, then K&L Gates LLP and Nelson Mullins Riley & Scarborough LLP, may be unable to render the opinions upon which the closing is conditioned, and the U.S. federal income tax consequences of the Merger could be adversely affected.

Receipt Solely of Wesbanco Common Stock

A holder of Premier Financial common stock who, pursuant to the Merger, receives solely Wesbanco common stock in exchange for Premier Financial common stock will generally not recognize any gain or loss upon such exchange, except in respect of cash received in lieu of a fractional share of Wesbanco common stock (as discussed below under “— Cash Received in Lieu of a Fractional Share of Wesbanco Common Stock”).

Receipt of Wesbanco Common Stock and Cash

Subject to certain contingencies set forth in the Merger Agreement, in the event that Premier Financial does not declare and pay all or any portion of a regular quarterly dividend of $0.31 per share of Premier Financial common stock by reason of Premier Financial’s failure to obtain regulatory non-objection, consent or approval of such quarterly dividend or a related dividend from Premier Bank to Premier Financial, Wesbanco will make a cash payment (the “Foregone Dividend Payment”) to Premier Financial’s shareholders at the closing of the Merger in an amount determined pursuant to the terms of the Merger Agreement. In the event Wesbanco makes the Foregone Dividend Payment to the holders of Premier Financial common stock at the closing of the Merger, such Foregone Dividend Payment will be considered to be additional consideration received by the Premier Financial shareholders in exchange for their Premier Financial common stock in the Merger and, accordingly, a holder of Premier Financial common stock who receives the Foregone Dividend Payment and Wesbanco common stock at the closing will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of the cash received in exchange for the Premier Financial common stock in the Merger (excluding any cash received in lieu of fractional shares of Wesbanco common stock) and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Premier Financial common stock in the Merger (excluding any cash received in lieu of fractional shares of Wesbanco common stock) plus the fair market value of Wesbanco common stock (including the fair market value of any fractional share) received in the Merger (determined when the Merger occurs), over (b) the shareholder’s tax basis in the Premier Financial common stock exchanged. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the shareholder has held its Premier Financial common stock for more than one year as of the effective date of the Merger. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Premier Financial shareholder’s ratable share of Wesbanco’s accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend.”

Possible Treatment of Cash as a Dividend

There are certain circumstances in which all or part of the gain recognized by a holder of Premier Financial common stock will be treated as a dividend rather than as capital gain. In general, such determination depends on whether, and to what extent, the Merger reduces such shareholder’s percentage share ownership interest in Premier Financial that the shareholder actually and constructively owns in comparison to the percentage interest the shareholder actually and constructively would have owned in Wesbanco had such shareholder received only Wesbanco common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon a Premier Financial shareholder’s particular circumstances, including the application of certain constructive ownership rules, any such shareholder should consult its own tax advisor regarding the potential income tax treatment by the holder of any gain recognized in connection with the Merger.

Cash Received in Lieu of a Fractional Share of Wesbanco Common Stock

A holder of Premier Financial common stock who receives cash instead of a fractional share of Wesbanco common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of that fractional share by Wesbanco. A Premier Financial shareholder who receives cash in lieu of a fractional share of Wesbanco common stock and who does not otherwise hold shares of Wesbanco common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the Premier Financial shareholder’s portion of such shareholder’s aggregate adjusted tax basis of the shares of Premier Financial common stock exchanged in the Merger which is allocable to such fractional share. Except as described in the section titled “Possible Treatment of Cash as a Dividend”, such gain or loss will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such shares is more than one year. The deductibility of capital losses is subject to limitations. Premier Financial shareholders who separately hold shares of Wesbanco common stock should consult their own tax advisors concerning the treatment of cash received for a fractional share.

Tax Basis in, and Holding Period for, Wesbanco Common Stock

The aggregate adjusted tax basis of Wesbanco common stock received in the Merger (including fractional shares deemed received and redeemed as described above) will equal the aggregate adjusted tax basis of the Premier Financial common stock surrendered therefor, decreased by the amount of cash received in exchange for such Premier Financial common stock (excluding any cash received in lieu of a fractional share of Wesbanco common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to a fractional share of Wesbanco common stock deemed sold in the merger). The holding period of Wesbanco common stock received in the Merger (including any fractional share deemed received and redeemed as described above) will include the holding period of Premier Financial common stock surrendered in the Merger. If a holder of Premier Financial common stock has differing bases or holding periods in respect of its shares of Premier Financial common stock, it should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of Wesbanco common stock received in the Merger.

Backup Withholding and Information Reporting

A non-corporate shareholder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the Merger, including cash received in lieu of a fractional Wesbanco common stock share. Backup withholding generally will not apply, however, to such shareholders that:

•

furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on an IRS Form W-9 or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A holder of Premier Financial common stock who receives Wesbanco common stock as a result of the Merger will be required to retain records pertaining to the Merger and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Premier Financial stock exchanged, the number of shares of Wesbanco stock received, the fair market value and tax basis of Premier Financial shares exchanged and the shareholder’s tax basis in the Wesbanco common stock received. Each holder of Premier Financial common stock that is required to file a U.S. federal income tax return and who is a “significant holder” that receives Wesbanco common stock in the Merger will be required to file a statement with the shareholder’s U.S. federal income tax return for the year of the Merger in accordance with Treasury Regulation Section 1.368-3 setting forth the names and employer identification numbers of Premier Financial and Wesbanco, the date of the Merger, such shareholder’s basis in the Premier Financial common stock surrendered (determined immediately prior to the exchange) and the fair market value of the Premier Financial common stock which is exchanged by that significant holder (determined immediately prior to the exchange) and entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER.” A “significant holder” is a holder of Premier Financial common stock that, immediately before the Merger, owned at least 5% of the outstanding stock of Premier Financial or if such shareholder’s basis in the shares of Premier Financial common stock exchanged is $1,000,000 or more.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis of all potential U.S. federal income tax consequences of the Merger. You are urged to consult your tax advisor concerning the U.S. federal, state, local and foreign tax consequences of the Merger to your particular situation.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Premier Financial, Premier Bank, Wesbanco, and Wesbanco Bank. These include, among other things, representations relating to:

•	corporate status;

•	capitalization;

•	subsidiaries;

•	authority to enter into the Merger Agreement and consummate the Merger and the binding nature of the Merger Agreement;

•	no breach of organizational documents, law or other agreements as a result of the Merger;

•	financial statements;

•	SEC filings;

•	absence of undisclosed liabilities and certain changes;

•	loans and loan documentation;

•	reports and records;

•	certain tax matters;

•	title to real property, ownership and sufficiency of assets;

•	involvement in litigation and orders issued by governmental authorities;

•	certain regulatory matters;

•	employee benefit plans;

•	compliance with laws;

•	certain insurance matters;

•	matters related to certain contracts;

•	environmental matters;

•	matters related to takeover laws and “poison pills” or other anti-takeover arrangements;

•	third party consents and approvals;

•	filing of necessary reports with regulatory authorities;

•	brokers/finder fees;

•	internal control over financial reporting and disclosure controls and procedures;

•	governmental licenses and permits;

•	privacy of customer information;

•	vote required;

•	intellectual property rights;

•	insider transactions; and

•	compliance with applicable laws.

Some of the representations and warranties contained in the Merger Agreement are qualified by as to “materiality” or by a “material adverse effect” or “material adverse change” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect or material adverse change to the company making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which the executive officers or directors of the party making the representation did not have actual knowledge. For purposes of the Merger Agreement, a “material adverse effect” or “material adverse change” with respect to Premier Financial, Wesbanco or the surviving corporation, as the case may be, generally means a material adverse effect on (i) the financial condition, properties, assets, liabilities, businesses or results of operations of such party and its subsidiaries taken as a whole or (ii) the ability of such party to perform its material obligations under the Merger Agreement or the transactions contemplated thereby, all subject to certain specified exceptions.

Conduct of Business Prior to the Merger

Pursuant to the Merger Agreement, Wesbanco and Premier Financial (and in some cases Wesbanco Bank and Premier Bank), have agreed that, until the Merger becomes effective or the Merger Agreement is terminated, whichever occurs first, each will, among other things and with some exceptions:

•

except for the use of information in preparing the registration statement of which this joint proxy statement/prospectus is a part and in connection with other required governmental filings, hold all information relating to the transactions contemplated by the Merger Agreement in the strictest confidence;

•	use their reasonable best efforts to take, or cause to be taken, all necessary actions required to consummate the transactions contemplated by the Merger Agreement;

•

not make any press release or other public announcement concerning the Merger Agreement and the transactions contemplated by the Merger Agreement without the consent of the other parties, except following notice to the other parties to the extent that such a press release or public announcement may be required by law, rule or regulation;

•	prepare and file the registration statement of which this joint proxy statement/prospectus is a part and furnish information therefor;

•	establish a record date for, duly call, give notice of, and use reasonable best efforts to convene and hold the Wesbanco special meeting and the Premier Financial special meeting, respectively;

•

cooperate and use their reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and governmental and regulatory authorities that are necessary to consummate the transactions contemplated by the Merger Agreement, and, to the extent practicable, each of Wesbanco and Premier Financial will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and will be provided in advance so as to reasonably exercise its right to review and correct any substantive material inaccuracies regarding it in advance, all material written information submitted to any third party or any governmental or regulatory authority in connection with the transactions contemplated by the Merger Agreement;

•

take any action as may be reasonably required by the other party, if such required action may necessarily and lawfully be taken to reverse the impact of any past action, if such past action would, in the reasonable opinion of each party, adversely impact the ability of the Merger to be characterized as a reorganization under Section 368 of the Code;

•

coordinate the payment of any authorized dividends by Premier Financial and the record date and payment dates relating thereto, such that Premier Financial shareholders (who will become Wesbanco shareholders after the Merger) will not receive multiple dividends, or fail to receive one dividend, from Premier Financial and/or Wesbanco for any single calendar quarter; and

•

assist each other in preparing for the integration of Premier Financial’s business with the business of Wesbanco after the effective time of the Merger, including preparing for the conversion of Premier Financial’s data processing and information technology systems to those of Wesbanco after the effective time of the Merger.

In addition, except as otherwise provided for in the Merger Agreement, as may be approved in writing by Wesbanco, is otherwise required by law, rule, or regulation, or as may be required, in writing, by any regulatory or governmental authority, each of Premier Financial and Premier Bank have agreed that it will conduct and cause each of its subsidiaries to conduct their respective businesses only in the ordinary and usual course consistent with past practice, and will not take any action that would be inconsistent with any representation or warranty contained in the Merger Agreement.

Except as otherwise provided for in the Merger Agreement, Premier Financial has agreed that:

•	it will not, and will cause its subsidiaries not to, sell, transfer, mortgage, pledge, or subject to a lien or other encumbrance, any of its material assets except for:

•

internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

•	securitization activities in the ordinary course of business;

•	sales of loans, loan participations or real estate owned in the ordinary course of business;

•	pledging assets in connection with advances or borrowings in the ordinary course of business and consistent with past practice in amount and frequency; and
•	other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed, in the aggregate, $1,000,000;

•	it will not, and will cause its subsidiaries not to, make any capital expenditures, additions or betterments that exceed $250,000 individually or $1,000,000 in the aggregate;

•

it will not, and will cause its subsidiaries not to, enter into or renew any material contract, commitment or transaction that would be reasonably expected to have a material adverse effect on Premier Financial, impair in any material respect Premier Financial’s ability to perform its obligations under the Merger Agreement, or prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement;

•

it will not, and will cause its subsidiaries not to, declare, pay or set aside any dividends or other distributions on any outstanding shares of capital stock other than (A) Premier Financial’s regular quarterly cash dividend for each fiscal quarter ending on or after June 30, 2024 in an amount not to exceed $0.31 per share, (B) dividends from any Premier Financial subsidiary to Premier Financial, and (C) in connection with and as required by the terms of any trust preferred securities issued by a Premier Financial subsidiary;

•

it will not, and will cause its subsidiaries not to, purchase, redeem or otherwise acquire any shares its capital stock other than pursuant to repurchase rights of Premier Financial or in settlement of any withholding election or obligation in connection with any Premier Financial equity compensation plan;

•	it will not, and will cause its subsidiaries not to, issue or grant any options or other rights to acquire shares of its capital stock;

•

it will not, and will cause its subsidiaries not to, effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

•

it will not, and will cause its subsidiaries not to, amend or propose to amend its articles of incorporation, code of regulations or other governing documents except as otherwise expressly contemplated by the Merger Agreement;

•	it will not, and will cause its subsidiaries not to, merge or consolidate with any other person or otherwise reorganize except for the Merger and the Bank Merger;

•	it will not, and will cause its subsidiaries not to, acquire any portion of the assets, business or properties of any other entity other than:

•	by way of foreclosures;

•

acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice; and

•

internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

•

it will not, and will cause its subsidiaries not to, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Premier Financial, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Premier Financial may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date of the Merger Agreement or regular annual renewals of insurance contracts;

•

it will not, and will cause its subsidiaries not to, announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed an average of 3.5% in the aggregate for all Premier Financial employees and year-end bonuses substantially consistent with past practices, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any officer, director or employee of Premier Financial, except in each case for retention agreements entered into with the prior written consent of Wesbanco to retain or fill positions that would reasonably be expected to present a risk to Premier Financial if the position becomes or remains vacant, changes that are required by applicable law or to satisfy contractual obligations existing as of the date of the Merger Agreement;

•

it will not, and will cause its subsidiaries not to, incur any long-term indebtedness for borrowed money, guarantee any such long-term indebtedness or issue or sell any long-term debt securities other than in replacement of existing or maturing debt, certain inter-company indebtedness of its subsidiaries, or in the ordinary course of business consistent with past practice;

•

it will not, and will cause its subsidiaries not to, implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any governmental or regulatory authority;

•

it will not, and will cause its subsidiaries not to, materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

•

it will not, and will cause its subsidiaries not to, sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any regulatory authority;

•

it will not, and will cause its subsidiaries not to, change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any governmental or regulatory authority;

•

it will not, and will cause its subsidiaries not to, purchase mortgage loan servicing rights or, other than in the ordinary course of business consistent with past practice, sell any mortgage loan servicing rights;

•	it will not, and will cause its subsidiaries not to, originate any new mortgages or other loans in the States of California, New York or Texas or the Commonwealth of Massachusetts;

•

it will not, and will cause its subsidiaries not to, commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Premier Financial and Premier Financial’s subsidiaries;

•

it will not, and will cause its subsidiaries not to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or reorganization or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization, or reorganization;

•

it will not, and will cause its subsidiaries not to, unless so required by applicable law or any governmental or regulatory authority, make or change any material tax election, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•

it will not, and will cause its subsidiaries not to, knowingly take any action that would, or would be reasonably expected to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

it will not, and will cause its subsidiaries not to, knowingly take any action that is intended, or is reasonably expected to result in, (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the effective time of the Merger, (ii) any of the conditions to the Merger set forth in the Merger Agreement not being satisfied, or (iii) a material violation of any provision of the Merger Agreement;

•

it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not reasonably be expected to have a material adverse effect on Premier Financial;

•

it will, and will cause its subsidiaries to, perform all of their obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Premier Financial;

•

it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them;

•

it will, and will cause its subsidiaries to, maintain insurance at existing levels with reputable insurers, which, in respect of the amounts, premiums, types and risks insured, were maintained by them at June 30, 2024, and upon renewal or termination of such insurance, and use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers in respect of the amounts, premiums, types and risks insured that are, in the aggregate, not materially less favorable than those maintained by Premier Financial on June 30, 2024;

•

it will, and will cause its subsidiaries to, upon reasonable advance notice and subject to applicable laws, for the purposes of verifying the representations and warranties of Premier Financial and Premier Bank and preparing for the matters contemplated by the Merger Agreement (including the consummation of the Merger, the Bank Merger and the other transactions contemplated by the Merger Agreement and the operation of the combined businesses of Wesbanco, Wesbanco Bank, Premier Financial and Premier Bank following the consummation of the Merger and the Bank Merger) afford to Wesbanco and to Wesbanco’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours, until the Merger becomes effective or the Merger Agreement is terminated, to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records; provided, however, that Wesbanco will not unreasonably interfere with Premier Financial’s business operations or customer and employee relationships;

•

it will, and will cause its subsidiaries to, make available to Wesbanco on a prompt basis (A) a copy of each report, schedule, form, statement and other document filed or received by it, until the Merger becomes effective or the Merger Agreement is terminated, pursuant to the requirements of domestic or foreign laws and (B) all other information concerning its business, properties and personnel as Wesbanco may reasonably request (including the financial and tax work papers of Crowe LLP); provided, however, that Wesbanco will not unreasonably interfere with Premier Financial’s business operations or customer and employee relationships;

•

it will promptly notify Wesbanco in writing if it becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of representations and warranties made by Premier Financial or Premier Bank in the Merger Agreement or (b) would (except as expressly contemplated by the Merger Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made at the time of occurrence or discovery of such fact or condition;

•

it will promptly notify Wesbanco of (i) the occurrence of any breach in any material respect of any covenants of Premier Financial or Premier Bank contained in the Merger Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in the Merger Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Premier Financial, to result in a material adverse effect with respect to Premier Financial;

•

not, cause Premier Bank and their respective officers, directors and employees not to, and use its reasonable best efforts to cause its representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, as defined below in “— Termination Fee”, (ii) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Wesbanco) any information or data with respect to Premier Financial or its subsidiaries or otherwise relating to an acquisition proposal, (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Premier Financial is a party relating to an acquisition proposal, (iv) enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal, or (v) take any action to render the provisions of any takeover laws inapplicable to any person (other than Wesbanco and its subsidiaries) or group in connection with any acquisition proposal; provided, however, that prior to approval of the Merger Agreement by Premier Financial’s shareholders, these restrictions are not applicable if Premier Financial receives a bona fide unsolicited written acquisition proposal and the Premier Financial board of directors determines in good faith, after consulting with legal counsel, that the failure to take any such action would be reasonably likely to result in Premier Financial’s directors not acting in accordance with their fiduciary obligations under applicable Ohio law;

•	it will promptly provide Wesbanco with a list of certain loans after the end of each quarter, at other times after reasonably requested by Wesbanco, and upon closing of the Merger;

•	it will cooperate with Wesbanco to evaluate the potential sale of selected classified loans on terms reasonably satisfactory to Premier Financial and Wesbanco; and

•	it will terminate the Premier Financial 401(k) Plan prior to the effective time of the Merger.

In addition, Wesbanco has further agreed that:

•	it will provide certain benefits to employees of Premier Financial and its subsidiaries whose employment is not continued or terminated without cause within certain time periods after the Merger;

•	if required under the rules of Nasdaq, it will file with Nasdaq a “Listing of Additional Shares Notification Form” with respect to the shares of Wesbanco common stock to be issued in the Merger;

•	it will use its reasonable best efforts to maintain its listing on the Nasdaq Global Select Market;

•	it will honor the terms of certain Premier Financial benefit plans and agreements;

•

it will create a retention bonus pool for certain Premier Financial employees to incentivize those employees to remain employed by Wesbanco through the end of the month following the conversion of the data processing and information technology systems of Premier Financial;

•

it will enter into retention restricted stock agreements with certain Premier Financial employees pursuant to which Wesbanco will grant, immediately after and subject to the occurrence of the effective time of the Merger, restricted shares of Wesbanco common stock that will cliff-vest on the second anniversary of the grant date if such employee remains employed by Wesbanco Bank at that time;

•

it will provide continued indemnification and, for six years after the effective time of the Merger, and it will provide related insurance for the directors and officers of Premier Financial and its subsidiaries subject to a maximum premium expenditure cap;

•

it will cause four current Premier Financial directors, anticipated to be Zahid Afzal, Louis M. Altman, John L. Bookmyer and Lee Burdman (or mutually acceptable replacements if any such persons become ineligible or decline to serve prior to the effective time of the Merger), to be appointed to the board of directors of Wesbanco upon completion of the Merger until the next meeting of Wesbanco shareholders and will nominate such directors for election at such meeting and until each has served at least a full three-year term on the Wesbanco board of directors;

•

it will promptly notify Premier Financial in writing if it becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of representations and warranties made by Wesbanco or Wesbanco Bank in the Merger Agreement or (ii) would (except as expressly contemplated by the Merger Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made at the time of occurrence or discovery of such fact or condition;

•

it, Wesbanco Bank and their respective boards of directors will not take any action that would cause any takeover law to become applicable to the Merger Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement;

•

it will take all necessary steps to (i) exempt (or cause the continued exemption of) the Merger Agreement, the Merger and the Bank Merger from the requirements of any takeover law and from any provisions under the Wesbanco Articles and the Wesbanco Bylaws, as applicable, by action of Wesbanco’s board of directors or otherwise, and (ii) assist in any challenge by Premier Financial to the validity, or applicability to the Merger or the Bank Merger, of any takeover law;

•

except as expressly contemplated by the Merger Agreement, without the prior written consent of Premier Financial, it will not, and will cause its subsidiaries not to, knowingly take any action that would, or would reasonably be expected to, (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably expected to result in (x) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the effective time of the Merger, (y) any of the conditions to the Merger not being satisfied, or (z) a material violation of any provision of the Merger Agreement, except, in each case, as may be required by applicable law;

•

it and Wesbanco Bank will vote or cause to be voted all shares of Premier Financial common stock owned by them directly or indirectly or for which they have voting authority, if any, as of the record date for the Premier Financial special meeting, in favor of the Merger; and

•

the board of directors of Wesbanco or an appropriate committee thereof will, prior to the effective time of the Merger, approve, pursuant to SEC rules and interpretations, any acquisition of equity securities of Wesbanco resulting from the transactions contemplated by the Merger Agreement by each officer and director of Premier Financial who becomes an officer or director of Wesbanco as of or following the effective time of the Merger and who is subject to Section 16 of the Exchange Act.

To facilitate the payment by Premier Financial of its regular quarterly dividends on Seller Shares (each a “quarterly dividend”), Premier Bank will, if required by applicable law or regulation, (i) request of the Federal Reserve Bank of Cleveland its non-objection to the declaration and payment of each such quarterly dividend and (ii) request of the ODFI permission to pay a corresponding dividend to Premier Financial (each a “bank dividend”). Premier Financial will keep Wesbanco reasonably informed as to the status of such requests or applications, to the extent applicable. Any objection or denial by any regulatory authority whose permission, consent or approval to the payment of any quarterly dividend or bank dividend is required, or any portion thereof, or a withdrawal of such a request or application by Premier Financial or Premier Bank for any reason, will not be deemed a breach of the Merger Agreement by Premier Financial or Premier Bank and receipt of such non-objection, consent or approval is not a condition precedent to performance by any party under the Merger Agreement. In the event that Premier Financial does not declare and pay all or any portion of a quarterly dividend that would have otherwise been declared prior to the closing of the transactions contemplated by the Merger Agreement in the amount of $0.31 per share by reason of its failure to obtain regulatory non-objection, consent or approval of such quarterly dividend or a related bank dividend (each, a foregone dividend), Wesbanco agreed that it will make a cash payment to Premier Financial’s shareholders at the closing of the transactions contemplated by the Merger Agreement on a dollar-for-dollar basis by an amount equal to the total amount of all foregone dividends, assuming that the number of shares of Premier Financial common stock outstanding for each foregone dividend is equal to the number of shares of Premier Financial common stock outstanding at the effective time of the Merger (the “Contingent Cash Payment”). For the avoidance of doubt, in no event will any foregone dividend exceed $0.31 per share minus any amount actually declared or paid in connection with the applicable quarterly dividend prior to the effective time of the Merger. At least one business day prior to the effective time of the Merger, Wesbanco will deposit an amount of cash equal to the aggregate Contingent Cash Payment, to be held as part of the exchange fund, with the Exchange Agent to be held in the exchange fund for further distribution consistent with the terms of the applicable exchange agreement with the Exchange Agent and the Merger Agreement. After compliance with the procedures set forth in the Merger Agreement, each holder of record of Premier Financial common stock at the effective time of the Merger will be entitled to receive that relative portion of the Contingent Cash Payment equal to the number of shares of Premier Financial common stock held by such holder of record at the effective time of the Merger divided by the total number of shares of Premier Financial common stock outstanding at the effective time of the Merger as soon as reasonably practicable from the exchange fund. Notwithstanding the foregoing, if Premier Financial’s Effective Time Book Value is less than Premier Financial’s Target Book Value, then the Contingent Cash Payment will be adjusted dollar-for-dollar downward by the lesser of the (i) Premier Financial’s Effective Time Book Value less Premier Financial’s Target Book Value or (ii) $0. “Premier Financial’s Effective Time Book Value” will be calculated as shareholder’s equity of Premier Financial as of the end of the second month preceding the calendar month in which the effective time of the Merger occurs, determined in accordance with GAAP to the reasonable satisfaction of Wesbanco, to be delivered by Premier Financial to Wesbanco no later than five business days prior to the closing date of the Merger, and which will reflect an allowance for credit losses calculated in a manner consistent with Premier Financial’s historical practices. For the purposes of computing Premier Financial’s Effective Time Book Value, (i) the assumed provision for credit losses in no event will be less than zero for any quarter after June 30, 2024, (ii) it shall exclude after-tax accruals for Premier Financial’s fees, expenses and costs relating to the Merger, including but not limited to any goodwill impairment charges, (iii) it will exclude gains or losses on sales of securities by Premier Financial incurred after June 30, 2024, and (iv) it shall exclude any changes in the value of Premier Financial’s accumulated other comprehensive income, whether upward or downward from June 30, 2024. “Premier Financial’s Target Book Value” will be an amount equal to $830.3 million adjusted upward by $2.8 million per month for each month beginning in January 2025 if the effective time of the Merger occurs after December 31, 2024.

Conditions to the Merger

The respective obligations of Wesbanco and Premier Financial to complete the Merger are subject to the following conditions, among others:

•	the approval by the shareholders of Wesbanco of the Wesbanco Merger Proposal and the Wesbanco Stock Issuance Proposal;

•	the approval by the shareholders of Premier Financial of the Premier Financial Merger Proposal;

•

the receipt of all approvals of governmental and regulatory authorities required to consummate the transactions contemplated by the Merger Agreement, with all such approvals remaining in full force and effect and all statutory waiting periods having expired, and with none of such approvals or any statute, rule or order containing any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the effective time of the Merger on the present or prospective financial condition, business or operating results of Wesbanco, as the surviving corporation in the Merger;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger;

•

the absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by the Merger Agreement or making the Merger or the Bank Merger illegal;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of a stop-order or similar restraining order suspending the effectiveness of such registration statement or any proceeding for that purpose initiated by the SEC;

•	the receipt by Wesbanco of all authorizations and approvals necessary to consummate the Merger, the Bank Merger and the other transactions contemplated by the Merger Agreement, and the absence of any order restraining the ability of Wesbanco to issue shares of its common stock pursuant to the Merger or any proceeding for that purpose initiated or threatened by any state securities administrator;

•

the receipt of approval for the listing of the shares of Wesbanco common stock to be issued in the Merger on the Nasdaq Global Select Market subject to official notice of issuance (if such approval is required);

•

the receipt of an opinion from each party’s tax counsel, dated as of the closing date of the Merger, to the effect that for federal income tax purposes the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code, and regarding certain other tax matters;

•

the accuracy in all material respects of the representations and warranties of the parties and the performance by the parties in all material respects of all of their obligations set forth in the Merger Agreement except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect, and written certification to that effect from an appropriate officer; and

•	the entrance by Wesbanco, Wesbanco Bank and Donald P. Hileman into the Hileman agreement, effective at and conditioned upon the occurrence of the effective time of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing of the Merger:

•	by mutual written consent of Premier Financial and Wesbanco;

•

by either Wesbanco or Premier Financial at any time after July 25, 2025 if the Merger has not been consummated on or prior to that date and such failure to consummate the Merger is not caused by a breach of the Merger Agreement by the terminating party;

•	by either Wesbanco or Premier Financial if Premier Financial’s shareholders do not approve the Premier Financial Merger Proposal at the Premier Financial special meeting;

•	by either Wesbanco or Premier Financial if Wesbanco’s shareholders do not approve the Wesbanco Merger Proposal and the Wesbanco Share Issuance Proposal at the Wesbanco special meeting; and

•

by either Wesbanco or Premier Financial if any approval of any governmental or regulatory authority that is required for consummation of the Merger, the Bank Merger and the other transactions contemplated by the Merger Agreement has been denied by final non-appealable action of such governmental or regulatory authority, unless the failure to obtain such approval is due to the failure of the terminating party to perform or observe its obligations, covenants and agreements set forth in the Merger Agreement.

Wesbanco may terminate the Merger Agreement if:

•

any representation or warranty of Premier Financial or Premier Bank has become untrue such that the representations and warranties of Premier Financial and Premier Bank set forth in the Merger Agreement are not true and correct in all material respects, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect (provided that Wesbanco is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement), which breach has not been cured within 30 calendar days following receipt by Premier Financial of written notice of such breach or is incapable of being cured during such period;

•

Premier Financial or Premier Bank has failed to comply in any material respect with any covenant or agreement contained in the Merger Agreement and required to be complied with prior to the date of termination (provided that Wesbanco is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement), which failure to comply has not been cured within 30 calendar days following receipt by Premier Financial of written notice of such failure to comply or is incapable of being cured during such time period;

•	Premier Financial’s board of directors:

(A)

modifies, qualifies, withholds or withdraws its recommendation to Premier Financial’s shareholders that they should approve the Premier Financial Merger Proposal, or makes any statement, filing or release, in connection with the Premier Financial special meeting or otherwise, that is inconsistent with the recommendation of Premier Financial’s board of directors that Premier Financial shareholders approve the Premier Financial Merger Proposal;

(B)	breaches its obligations to call, give notice of and commence the Premier Financial special meeting;
(C)	approves or recommends an acquisition proposal (as defined below in “— Termination Fee”);

(D)	fails to publicly recommend against a publicly announced acquisition proposal within three business days of being requested to do so by Wesbanco;

(E)	fails to publicly reconfirm its recommendation to the Premier Financial shareholders that they approve the Merger within three business days of being requested to do so by Wesbanco; or

(F)	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed in the preceding clauses (A) — (E); or

•	there is a material breach of Premier Financial’s covenant not to solicit competing acquisition proposals.

In addition, Premier Financial may terminate the Merger Agreement:

•

if any representation or warranty of Wesbanco or Wesbanco Bank set forth therein has become untrue such that the representations and warranties of Wesbanco and Wesbanco Bank set forth in the Merger Agreement are not true and correct in all material respects, except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect (provided that Premier Financial is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement), which breach has not been cured within 30 calendar days following receipt by Wesbanco of written notice of such breach or is incapable of being cured during such period;

•

if Wesbanco or Wesbanco Bank has failed to comply in any material respect with any covenant or agreement contained in the Merger Agreement and required to be complied with prior to the date of termination (provided that Premier Financial is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement), which failure to comply has not been cured within 30 calendar days following receipt by Wesbanco of written notice of such failure to comply or is incapable of being cured during such time period;

•

in order to enter into an agreement with respect to an unsolicited, bona fide proposal that if consummated would be reasonably likely to result in a transaction more favorable to Premier Financial’s shareholders from a financial point of view, provided that certain other terms and conditions contained in the Merger Agreement are also complied with, and Premier Financial pays the termination fee described below; or

•	if there is a substantial decline in Wesbanco’s stock price that is not generally experienced by comparable banks, as described in detail below.

The operation of the conditions permitting Premier Financial to terminate the Merger Agreement based on a decrease in the market price of Wesbanco common stock reflects the parties’ agreement that Premier Financial shareholders will assume:

•	the risk of a decline in value of the Wesbanco common stock to $27.50 per share under any circumstances; and

•

the risk of a more significant decline in value of Wesbanco common stock unless the percentage decline from $27.50 to the volume weighted average trading price of Wesbanco common stock during the 20 consecutive trading day-period ending on the Determination Date (as defined below) is equal to or more than 20% greater than the percentage decrease, if any, in the closing value of the Nasdaq Bank Index from July 25, 2024 to the Determination Date.

The purpose of this provision is that a decline in the value of Wesbanco’s common stock that is comparable to the decline in the value of an index of comparable publicly-traded stocks is indicative of a broad-based change in market and economic conditions affecting the financial services industry generally rather than factors that affect the value of the Wesbanco common stock in particular.

Specifically, Premier Financial may terminate the Merger Agreement during the five-day period beginning on the later of (i) the first date on which all necessary regulatory approvals, consents and waivers have been received (disregarding any waiting period) or (ii) the date on which the Premier Financial’s shareholders approve the Merger (the “Determination Date”) if all of the following occur:

•

the volume weighted average trading price of a share of Wesbanco common stock during the 20-consecutive trading days ending on the Determination Date (the “Wesbanco Ending Price”) is less than $22.00; and

•

the number obtained by dividing the Wesbanco Ending Price by $27.50 (the “Wesbanco Starting Price”) is less than the number obtained by dividing the closing value of the Nasdaq Bank Index on the Determination Date by the closing value of the Nasdaq Bank Index on July 25, 2024 (the “Index Ratio”), and subtracting 0.20 from such quotient.

Even if the two conditions described above are met, the Premier Financial board of directors may elect not to terminate the Merger Agreement. Any decision to terminate the Merger Agreement will be made by the Premier Financial board of directors in light of all of the circumstances existing at the time. Prior to making any decision to terminate the Merger Agreement, the Premier Financial board of directors would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision, including whether the then-current consideration to be received in the Merger would deliver more value to Premier Financial shareholders than the value that could be expected if Premier Financial were to continue as an independent company. In addition, the Premier Financial board of directors would consider whether, in light of market and other industry conditions at the time of such decision, the Exchange Ratio continued to be fair from a financial point of view to Premier Financial’s shareholders. If Premier Financial elected not to terminate the Merger Agreement, which it could do without any action on the part of Premier Financial shareholders, the Exchange Ratio would remain the same.

If Premier Financial were to elect to terminate the Merger Agreement based on a decrease in the market price of Wesbanco common stock, it must give prompt written notice to Wesbanco. During the three business day period commencing with its receipt of such notice, Wesbanco would have the option to increase the Merger Consideration by adjusting the Exchange Ratio to equal the lesser of (x) a number obtained by dividing (A) the product of $27.50, 0.80 and the Exchange Ratio then in effect by (B) the Wesbanco Ending Price, and (y) a number obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio then in effect by (B) the number obtained by dividing (i) the Wesbanco Starting Price by (ii) $27.50. If, within such three (3) business day period, Wesbanco delivered written notice to Premier Financial that it intended to pay such additional consideration and notified Premier Financial of the revised Exchange Ratio, then no termination of the Merger

Agreement would have occurred, and the Merger Agreement would remain in full force and effect in accordance with its terms, except that the Exchange Ratio would have been so modified.

The operation and effect of the provisions of the Merger Agreement dealing with a decline in the market price of Wesbanco’s common stock may be illustrated by the following three scenarios:

(1) One scenario is that the Wesbanco Ending Price is at or above $27.50. In this event, Premier Financial would not have the right to terminate the Merger Agreement pursuant to these provisions.

(2) A second scenario is that the Wesbanco Ending Price is less than $27.50, but the percentage decline from the Wesbanco Starting Price to Wesbanco Ending Price is not 20% or more than any decline in the Index Ratio. Under this scenario, Premier Financial would not have the right to terminate the Merger Agreement.

(3) A third scenario is that the Wesbanco Ending Price is less than $27.50 and the percentage decline from the Wesbanco Starting Price to Wesbanco Ending Price is more than 20% greater than any decline in the Index Ratio. Under this scenario, Premier Financial would have the right, but not the obligation, to terminate the Merger Agreement, subject to Wesbanco’s option to increase the Merger Consideration as described above.

If, between July 25, 2024 and the Determination Date, Wesbanco declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, non-acquisitive exchange of shares or similar transaction or establishes a record date in respect thereof, the prices for the common stock of Wesbanco will be appropriately adjusted for purposes of the termination provision discussed above.

If either Premier Financial or Wesbanco terminates the Merger Agreement as provided above, all further obligations of Premier Financial and Wesbanco under the Merger Agreement, except with respect to specified matters, will terminate.

Expenses

Whether or not the Merger is completed, each party will pay all legal and accounting fees and other costs and expenses it incurs in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. Wesbanco will pay all governmental and regulatory authority fees incurred in connection with the transactions contemplated by the Merger Agreement. In addition, Wesbanco has agreed under the terms of the Merger Agreement to pay or reimburse the fees and expenses of Laurel Hill, as Premier Financial’s proxy solicitation firm.

Termination Fee

The Merger Agreement provides that Premier Financial may be required to pay a termination fee to Wesbanco of $37.0 million in the following circumstances:

•	If Wesbanco terminates the Merger Agreement because Premier Financial’s board of directors:

•

modifies, qualifies, withholds or withdraws its recommendation to Premier Financial’s shareholders that they should approve the Premier Financial Merger Proposal, or makes any statement, filing or release, in connection with the Premier Financial special meeting or otherwise, that is inconsistent with the recommendation of Premier Financial’s board of directors that Premier Financial shareholders approve the Premier Financial Merger Proposal;

•	breaches its obligations to call, give notice of and commence the Premier Financial special meeting;

•	approves or recommends an acquisition proposal (as defined below);

•	fails to publicly recommend against a publicly announced acquisition proposal within three business days of being requested to do so by Wesbanco;

•	fails to publicly reconfirm its recommendation to the Premier Financial shareholders that they approve the Merger within three business days of being requested to do so by Wesbanco; or

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed in the preceding clauses.

•	If Wesbanco terminates the Merger Agreement because Premier Financial materially breached its non-solicitation obligations; or

•

If Premier Financial terminates the Merger Agreement in order to enter into an agreement with respect to an unsolicited, bona fide proposal that if consummated would be reasonably likely to result in a transaction more favorable to Premier Financial’s shareholders from a financial point of view.

As used in the foregoing and as defined in the Merger Agreement, “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Wesbanco), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•

any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Premier Financial or Premier Bank;

•

any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Premier Financial or any of its subsidiaries representing, in the aggregate, 20% or more of the assets of Premier Financial and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Premier Financial or Premier Bank;

•

any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Premier Financial or Premier Bank;

•	any transaction that is similar in form, substance or purpose to one or more of the foregoing transactions; or

•	any combination of the foregoing.

Amendment or Waiver

The parties may waive any term or condition of the Merger Agreement, any inaccuracies in the representations or warranties contained in the Merger Agreement or in any document delivered pursuant thereto, or compliance with any of the agreements or conditions contained in the Merger Agreement. In addition, the parties can amend the Merger Agreement in writing at any time, provided that the Merger Agreement may be amended after the Wesbanco special meeting or the Premier Financial special meeting and prior to the closing of the Merger only to the extent such amendment would not violate any applicable laws or Nasdaq rules.

Effective Date of the Merger

We expect the Merger to be completed as soon as practicable after all regulatory approvals and shareholder approvals have been received. We expect this to occur during the first quarter of 2025.

VOTING AGREEMENTS RELATING TO THE MERGER

The following summary of the voting agreements is qualified by reference to the complete text of the form of voting agreement, which is Exhibit A to the Merger Agreement, which is attached to this document as Annex A and incorporated into this document by reference.

In connection with the Merger Agreement, on July 25, 2024, Wesbanco entered into voting agreements with all of Premier Financial’s executive officers and directors. In the voting agreements, each of these individuals has agreed to:

•

appear at the Premier Financial special meeting or otherwise use reasonable efforts to cause his or her shares of Premier Financial common stock that he or she owns of record or beneficially to be counted as present thereat for purposes of calculating a quorum;

•	vote (or cause to be voted) all of his or her shares of Premier Financial common stock that he or she owns of record or beneficially:

•	in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the Merger;

•

against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Premier Financial contained in the Merger Agreement, or of him or her contained in the voting agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Premier Financial’s and Wesbanco’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Premier Financial (including any amendments to Premier Financial’s governing documents); and

•

against any acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; and

•

use good faith efforts to (i) cause the shares of Premier Financial common stock that are owned of record or beneficially by him or her but are not shares for which he or she has sole voting discretion and which are not held in a fiduciary capacity to appear at the Premier Financial special meeting and (ii) vote or cause such shares to be voted as described above.

Under the voting agreements, each such executive officer and director also agreed not to, and not to authorize any of his or her affiliates to:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

participate in any discussions or negotiations regarding an acquisition proposal, or furnish, or otherwise afford access, to any person (other than Wesbanco) any information or data with respect to Premier Financial or any of its subsidiaries or otherwise relating to an acquisition proposal;

•	enter into any agreement, agreement in principle, or letter of intent with respect to an acquisition proposal;

•

solicit proxies or become a participant in a solicitation (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an acquisition proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement;

•	initiate a shareholders’ vote or action by consent of Premier Financial’s shareholders with respect to an acquisition proposal; or

•	except by reason of the voting agreement, become a member of a group with respect to any Premier Financial voting securities that takes any action in support of an acquisition proposal.

In addition, each of the Premier Financial executive officers and directors also agreed not to dispose of or encumber his or her shares of Premier Financial common stock, except under limited circumstances, including with the prior written consent of Wesbanco, before Premier Financial’s shareholders approve the Merger. Each voting agreement terminates immediately upon the earliest of the (i) the date on which Premier Financial receives the requisite approval by its shareholders of the Merger, the Merger Agreement or any acquisition proposal, (ii) the date the Merger Agreement is terminated, (iii) the written notice by Wesbanco to the applicable individual that the voting agreement is terminated, and (iv) the making of any change, by amendment, waiver or other modification, to any provision of the Merger Agreement that decreases the amount or value of, or changes the form of, the Merger Consideration.

As of the Premier Financial Record Date, there were [ ● ] shares of Premier Financial common stock subject to the voting agreements, which represent approximately [ ● ]% of the outstanding shares of Premier Financial common stock as of that date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Wesbanco and Premier Financial, and has been prepared to illustrate the financial effect of the Merger. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Wesbanco and its subsidiaries and of Premier Financial and its subsidiaries, as an acquisition by Wesbanco of Premier Financial using the acquisition method of accounting (Accounting Standards Codification (ASC) 805 “Business Combinations”) and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Premier Financial will be recorded by Wesbanco at their respective fair values as of the date the Merger is completed. The pro forma financial information should be read in conjunction with Wesbanco’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which are incorporated by reference herein, and Premier Financial’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which are incorporated by reference herein.

The unaudited pro forma condensed combined financial information set forth below assumes that the Merger was consummated on January 1, 2023 for purposes of the unaudited pro forma condensed combined statements of income and June 30, 2024 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the Merger, for purposes of the unaudited pro forma condensed combined statements of income, as if it had been effective during the entire period presented.

These unaudited pro forma condensed combined financial statements reflect the Merger based upon estimated preliminary acquisition accounting adjustments. Actual adjustments will be made as of the effective date of the Merger and, therefore, may differ from those reflected in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings, expense efficiencies or any potential balance sheet restructuring, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the Merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of Wesbanco and its subsidiaries and of Premier Financial and its subsidiaries. Such information and notes thereto are incorporated by reference herein.

Wesbanco, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2024

	Wesbanco, Inc.	Premier Financial Corp.	Transaction Adjustments(1)			Financing Adjustments(1)			Pro Forma Combined Wesbanco, Inc.
Assets	(Dollars in thousands)
Cash and cash equivalents	$486,789	$155,651	$—			$—			$642,440
Equity securities	13,091	5,559	—			—			18,650
Available for sale securities	2,102,123	1,081,120	—			—			3,183,243
Held to maturity securities	1,179,521	—	—			—			1,179,521
Gross loans	12,282,944	6,820,742	(395,160)	(a	)	—			18,708,526
Allowance for credit losses	(136,509)	(77,222)	(43,251)	(b	)	—			(256,982)
Goodwill and other intangibles	1,128,103	305,852	178,998	(c	)	—			1,612,953
Other assets	1,072,313	486,991	42,519	(d	)	—			1,601,823

Total Assets	$18,128,375	$8,778,693	$(216,894)			$—			$26,690,174

Liabilities and Shareholders’ Equity
Deposits	$13,432,373	$7,178,554	$—			$—			$20,610,927
Other borrowings	1,580,757	393,000	(354)	(e	)	(189,991)	(m	)	1,783,412
Subordinated and junior subordinated debt	279,193	85,292	(4,902)	(f	)	—			359,583
Other liabilities	291,773	142,718	57,699	(g	)	—			492,190

Total Liabilities	15,584,096	7,799,564	52,443			(189,991)			23,246,112
Preferred stock	144,484	—	—			—			144,484
Common stock	141,834	306	59,651	(h	)	15,151	(n	)	216,942
Capital surplus	1,628,770	689,743	76,339	(i	)	174,840	(n	)	2,569,692
Retained earnings	1,159,217	581,715	(697,962)	(j	)	—			1,042,970
Treasury stock	(294,818)	(129,597)	129,597	(k	)	—			(294,818)
Accumulated other comprehensive loss	(235,208)	(163,038)	163,038	(l	)	—			(235,208)

Total Shareholders’ Equity	2,544,279	979,129	(269,337)			189,991			3,444,062

Total Liabilities and Shareholders’ Equity	$18,128,375	$8,778,693	$(216,894)			$—			$26,690,174

(1)

See Note B to the notes to the unaudited pro forma condensed combined financial information, Purchase Accounting Adjustments, for additional information and cross references to the pro forma adjustments.

See notes to the unaudited pro forma condensed combined financial information.

Wesbanco, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Six Months Ended June 30, 2024

	Wesbanco, Inc.	Premier Financial Corp.	Transaction Adjustments(1)			Financing Adjustments(1)			Pro Forma Combined Wesbanco, Inc.
	(Dollars in thousands, except per share amounts)
Interest Income
Loans, including fees	$342,335	$176,156	$38,760	(o	)	$—			$557,251
Securities and other	55,992	18,656	15,011	(p	)	—			89,659

Total Interest Income	398,327	194,812	53,771			—			646,910
Interest Expense
Deposits	124,851	86,494	—			—			211,345
Other borrowings	42,916	9,519	233	(q	)	(5,500)	(u	)	47,168

Total Interest Expense	167,767	96,013	233			(5,500)			258,513

Net Interest Income	230,560	98,799	53,538			5,500			388,397
Provision for credit losses	14,555	2,769	—			—			17,324

Net Interest Income After Provision for
Credit Losses	216,005	96,030	53,538			5,500			371,073
Non-Interest Income	61,984	24,574	(2,550)	(w	)	—			84,008
Non-Interest Expense	199,585	78,108	10,627	(r	)	—			288,320

Income Before Income Taxes	78,404	42,496	40,361			5,500			166,761
Provision for income taxes	13,795	8,531	8,476	(s	)	1,155	(s	)	31,957
Preferred stock dividends	5,063	—	—			—			5,063

Net Income Available to Common Shareholders	$59,546	$33,965	$31,885			$4,345			$129,741
Earnings Per Share
Basic	$1.00	$0.95	$—			$—			$1.36
Diluted	$1.00	$0.95	—			—			$1.36
Average Shares Outstanding
Basic	59,452,315	35,696,000	(6,915,959)	(t	)	7,272,728	(v	)	95,505,084
Diluted	59,592,960	35,789,000	(7,008,959)	(t	)	7,272,728	(v	)	95,645,729

(1)

See Note B to the notes to the unaudited pro forma condensed combined financial information, Purchase Accounting Adjustments, for additional information and cross references to the pro forma adjustments.

See notes to the unaudited pro forma condensed combined financial information.

Wesbanco, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2023

	Wesbanco, Inc.	Premier Financial Corp.	Transaction Adjustments(1)			Financing Adjustments(1)			Pro Forma Combined Wesbanco, Inc.
	(Dollars in thousands, except per share amounts)
Interest Income
Loans, including fees	$596,852	$332,208	91,083	(o	)	—			$1,020,143
Securities and other	114,664	33,302	30,023	(p	)	—			177,989

Total Interest Income	711,516	365,510	121,106			—			1,198,132
Interest Expense
Deposits	151,823	122,407	—			—			274,230
Other borrowings	78,355	26,010	821	(q	)	(11,000)	(u	)	94,186

Total Interest Expense	230,178	148,417	821			(11,000)			368,416

Net Interest Income	481,338	217,093	120,285			11,000			829,716
Provision for credit losses	17,734	5,234	70,665	(y	)	—			93,633

Net Interest Income After
Provision for Credit Losses	463,604	211,859	49,620			11,000			736,083
Non-Interest Income	120,447	90,849	(5,100)	(w	)	—			206,196
Non-Interest Expense	390,002	163,231	80,420	(x	)	—			633,653

Income Before Income Taxes	194,049	139,477	(35,900)			11,000			308,626
Provision for income taxes	35,017	28,182	(7,539)	(s	)	2,310	(s	)	57,970

Preferred stock dividends	10,125	—	—			—			10,125

Net Income Available to Common Shareholders	$148,907	$111,295	$(28,361)			$8,690			$240,531
Earnings Per Share
Basic	$2.51	$3.11	—			—			$2.52
Diluted	$2.51	$3.11	—			—			$2.52
Average Shares Outstanding
Basic	59,303,210	35,693,000	(6,912,959)	(t	)	7,272,728	(v	)	95,355,979
Diluted	59,427,989	35,781,000	(7,000,959)	(t	)	7,272,728	(v	)	95,480,758

(1)

See Note B to the notes to the unaudited pro forma condensed combined financial information, Purchase Accounting Adjustments, for additional information and cross references to the pro forma adjustments.

See notes to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note A — Basis of Pro Forma Presentation

On July 25, 2024, Wesbanco entered into an agreement and plan of merger (the “Merger Agreement”) with Premier Financial. Under the terms of the Merger Agreement, Wesbanco will exchange 0.80 shares of its common stock for each share of Premier Financial common stock. The receipt by Premier Financial shareholders of shares of Wesbanco common stock in exchange for their shares of Premier Financial common stock is anticipated to qualify as a tax-free exchange. The transaction, approved or adopted by the directors of both companies, is valued at approximately $826.0 million. This value is based on Wesbanco’s closing stock price on October 2, 2024 of $28.70. Considering the range of Wesbanco stock prices since the announcement of the Merger, the value of the transaction at closing may or may not be materially different from the transaction value included in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information of Wesbanco’s financial condition and results of operations, including per share data, are presented after giving effect to the Merger. The pro forma financial information assumes that the Merger was consummated on January 1, 2023 for purposes of the unaudited pro forma condensed combined statements of income and on June 30, 2024 for purposes of the pro forma balance sheet and gives effect to the Merger, for purposes of the unaudited pro forma condensed combined statements of income, as if it had been effective during the entire period presented.

The Merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Premier Financial at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the fair values of Premier Financial’s tangible, and identifiable intangible assets and liabilities as of the closing date.

Funding for the Merger is included in the pro forma adjustments as follows (in thousands):

Fair value of Wesbanco shares to be issued, net of equity issuance costs	$822,851
Stock based compensation to be converted to Wesbanco stock	3,136
Stock options to be paid out in cash	53

Total purchase price	$826,040

Note B — Purchase Accounting Adjustments

The pro forma adjustments include the purchase accounting entries to record the Merger. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. For purposes of this pro forma analysis, fair value adjustments, other than goodwill and loans, are amortized/accreted on either a straight-line basis or under the sum-of-the-years’ digits method over their estimated average remaining lives. Fair value adjustments on loans are amortized/accreted using the effective interest method over the life of the loans. Estimated accretion and amortization on borrowings are based on estimated maturity by type of borrowing. When the actual amortization/accretion is recorded for periods following the closing of the Merger, the effective yield method will be used where appropriate. Tax expense related to the net fair value adjustments is calculated at the statutory 21% tax rate for federal income tax purposes.

Included in the pro forma adjustments are estimated core deposit intangibles of $147.9 million. The core deposit intangibles are separate from goodwill and amortized under the sum-of-the-years’ digits method over an estimated average remaining life of ten (10) years. When the actual amount of core deposit intangibles is determined as of the date of acquisition, which may be more or less than the estimated amount, the sum-of-the-years’ digits method will be used to record amortization over the intangibles’ actual lives. Estimated goodwill totaling $337.0 million is included in the pro forma adjustments, and is not subject to amortization, but will be tested for impairment at least annually, or when impairment indicators are identified.

The allocation of the purchase price is as follows (in thousands):

Purchase Price:		Proforma Balance Sheet Cross Reference
Fair value of Wesbanco shares to be issued net of equity issuance costs	$826,040	(h),(i)

Total purchase price	826,040

Net tangible assets acquired:
Premier’s shareholders’ equity	979,129	(h), (i), (j), (k), (l)
Premier’s pre-Merger goodwill and other intangibles	(305,852)	(c)

Total net tangible assets acquired	673,277

Excess of net purchase price over carrying value of net tangible assets acquired	152,763

Estimated adjustments to reflect fair values of acquired assets and liabilities:
Reduction on loans, net of elimination of Premier’s allowance for credit losses (ACL)	367,746	(a),(b)
Estimated core deposit intangible	(147,852)	(c)
Decrease to bank premises and equipment	2,300	(d)
Other acquired assets	15,795	(d)
Decrease in FHLB borrowings	(354)	(e)
Decrease in junior subordinated debt	(4,902)	(f)
Deferred taxes related to fair value adjustments	(48,498)	(d)

Preliminary proforma goodwill resulting from the Merger	$336,998	(c)

The following provides additional details about the methods and assumptions used to determine the pro forma adjustments in the unaudited proforma condensed combined balance sheet and the unaudited proforma condensed combined statements of income. All adjustments are based on current assumptions and/or valuations, which are subject to change.

(a)

Adjustment to loans reflects the estimated interest rate fair value mark on the portfolio of $324.5 million and credit fair value mark related to non-purchased credit-deteriorated (“PCD”) loans of $70.7 million, based on estimates of expected cash flows, resulting in a discount on Premier Financial’s portfolio.

(b)	Adjustment to reflect the elimination of Premier Financial’s ACL totaling $77.2 million, the $49.8 million addition to the ACL attributable to loans identified as PCD and the day 1 recognition of the ACL related to non-PCD loans of $70.7 million which approximates the credit fair value mark related to non-PCD loans.

(c)

Goodwill and other intangible assets were adjusted to remove Premier Financial’s goodwill and core deposit intangible assets totaling $305.9 million and to record the estimated goodwill and core deposit intangible asset resulting from the Merger of $337.0 million and $147.9 million, respectively.

(d)

Adjustments to other assets represents mortgage servicing rights adjusted to fair value, bank premises and equipment adjusted to appraisals and the recording of the estimated net deferred tax asset resulting from the Merger.

(e)	Adjustment to FHLB borrowings to reflect liquidity and interest rate estimates resulting in a discount.

(f)	Adjustment to subordinated and junior subordinated debt to reflect liquidity and interest rate estimates resulting in a discount on Premier Financial’s debt.

(g)	Adjustment to accrue estimated merger-related expenses expected to be incurred by Wesbanco.

(h)	Adjustment to eliminate Premier Financial’s common stock, and to record the issuance at $2.0833 par value to Premier Financial’s shareholders of 28,780,041 shares of Wesbanco common stock.

(i)	Adjustment to eliminate Premier Financial’s capital surplus, and to record the issuance of 28,780,041 shares of Wesbanco common stock for the purchase of Premier Financial.

(j)

Adjustment to eliminate Premier Financial’s retained earnings, to record the after tax merger costs expected to be incurred by Wesbanco and to record the after-tax provision for credit losses of $70.7 million resulting from the non-PCD loan provision for credit losses recorded immediately following the consummation of the merger.

(k)	Adjustment to eliminate Premier Financial’s treasury stock.

(l)	Adjustment to eliminate Premier Financial’s accumulated other comprehensive loss.

(m)	Adjustment to reflect the payoffs of certain FHLB borrowings from the net proceeds of Wesbanco’s equity capital raise in August 2024.

(n)	Adjustment to record the issuance of 7,272,728 shares of Wesbanco common stock at $2.0833 par value related to the Wesbanco’s equity capital raise in August 2024, net of equity issuance costs.

(o)	Adjustment to record loan discount accretion of the estimated fair value mark, based on the expected average life of the portfolio.

(p)	Adjustment to record investment securities discount accretion of the estimated fair value mark, based on the expected average life of the portfolio.

(q)	Adjustment to record discount accretion of the estimated fair value mark over the remaining contractual maturity of the underlying instruments stated term.

(r)	Adjustment to record amortization of the estimated core deposit intangible (CDI) over its average life of 10 years and remove Premier Financial’s existing amortization of CDI.

(s)	Adjustment to recognize the tax impact of pro forma transaction related adjustments at 21%.

(t)	Adjustment to Premier Financial common shares reflecting the conversion ratio of 0.80 at closing.

(u)	Adjustment to reverse interest expense on borrowings not incurred due to the pro forma payoffs of certain FHLB borrowings from the proceeds of Wesbanco’s equity capital raise in August 2024.

(v)	Adjustment reflecting the issuance of 7,272,728 shares of Wesbanco common stock associated with Wesbanco’s $200.0 million capital raise in August 2024.

(w)	Reduction in income due to the impact of lower interchange income on Premier Financial.

(x)

Adjustment to record estimated merger related expenses expected to be incurred by Wesbanco and to record amortization of the estimated core deposit intangible (CDI) over its average life of 10 years and remove Premier Financial’s existing amortization of CDI.

(y)	To record the provision for credit losses of $70.7 million resulting from the non-PCD loan provision for credit losses recorded immediately following the consummation of the Merger.

Note C — Cost Savings and Merger-Related Costs

Estimated cost savings, expected to approximate 25.6% of Premier Financial’s annualized pre-tax operating expenses, are excluded from this pro forma analysis. Cost savings are estimated to be realized at 75% in the first full year after the acquisition with the remainder expected to be recognized in subsequent years. In addition, certain estimated merger-related costs are not included in the pro forma combined statements of income as they will be recorded in the combined results of income after completion of the Merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented. Pre-tax merger-related expenses are estimated to total $71.6 million, of which $13.9 million is estimated to be related to Premier Financial pre-acquisition expenses. The merger-related expenses estimated to be incurred by Wesbanco, totaling $57.7 million, are reflected in the proforma financial statements as an acquired liability. See Note B, Purchase Accounting Adjustments, for additional information.

Note D — Non-GAAP Financial Measures

Wesbanco and Premier Financial believe that the following non-GAAP financial measures used by Wesbanco and Premier Financial provide information useful to investors in understanding operating performance and trends, and facilitate comparisons with the performance of peers. These non-GAAP financial measures are not in accordance with generally accepted accounting principles in the United States and should not be considered in isolation from or as a replacement for the most directly comparable GAAP financial measures. Further, other companies may calculate these non-GAAP financial measures differently than Wesbanco and Premier Financial do, which may limit the usefulness of those measures for comparative purposes. The following tables summarize the non-GAAP financial measures derived from amounts reported in Wesbanco’s and Premier Financial’s respective financial statements. These non-GAAP financial measures should be read in conjunction with the audited financial statements and related notes presented in the respective Annual Reports on Form 10-K of Wesbanco and Premier Financial for their respective fiscal years ended December 31, 2023, as well as the unaudited financial statements and related notes presented in the respective Quarterly Reports on Forms 10-Q of Wesbanco and Premier Financial for their respective fiscal quarters ended June 30, 2024, as well as other filings that Wesbanco and Premier Financial have made with the SEC.

Although Wesbanco and Premier Financial believe that these non-GAAP financial measures enhance investors’ understanding of their respective businesses and performances, these non-GAAP financial measures should not be considered an alternative to GAAP.

Wesbanco, Inc.

(unaudited, dollars in thousands, except per share amounts)	June 30,		December 31,
	2024	2023	2023	2022	2021	2020	2019
Tangible common book value per share:
Total shareholders’ equity	$2,544,279	$2,464,998	$2,533,062	$2,426,662	$2,693,166	$2,756,737	$2,593,921
Less: goodwill and other intangible assets net of deferred tax liability	(1,121,521)	(1,128,371)	(1,124,811)	(1,131,990)	(1,140,111)	(1,149,161)	(1,132,262)

Tangible equity	1,422,758	1,336,627	1,408,251	1,294,672	1,553,055	1,607,576	1,461,659
Less: preferred shareholders’ equity	(144,484)	(144,484)	(144,484)	(144,484)	(144,484)	(144,484)	—

Tangible common equity	1,278,274	1,192,143	1,263,767	1,150,188	1,408,571	1,463,092	1,461,659
Common shares outstanding	59,579,310	59,355,062	59,376,435	59,198,963	62,307,245	67,254,706	67,824,428

Tangible common book value per share	$21.45	$20.08	$21.28	$19.43	$22.61	$21.75	$21.55

Tangible common equity to tangible assets:
Total shareholders’ equity	$2,544,279	$2,464,998	$2,533,062	$2,426,662	$2,693,166	$2,756,737	$2,593,921
Less: goodwill and other intangible assets net of deferred tax liability	(1,121,521)	(1,128,371)	(1,124,811)	(1,131,990)	(1,140,111)	(1,149,161)	(1,132,262)

Tangible equity	1,422,758	1,336,627	1,408,251	1,294,672	1,553,055	1,607,576	1,461,659
Less: preferred shareholders’ equity	(144,484)	(144,484)	(144,484)	(144,484)	(144,484)	(144,484)	—

Tangible common equity	1,278,274	1,192,143	1,263,767	1,150,188	1,408,571	1,463,092	1,461,659
Total assets	18,128,375	17,772,735	17,712,374	16,931,905	16,927,125	16,425,610	15,720,112
Less: goodwill and other intangible assets net of deferred tax liability	(1,121,521)	(1,128,371)	(1,124,811)	(1,131,990)	(1,140,111)	(1,149,161)	(1,132,262)

Tangible assets	$17,006,854	$16,228,583	$16,587,563	15,799,915	15,787,014	15,276,449	14,587,850

Tangible common equity to tangible assets	7.52%	7.35%	7.62%	7.28%	8.92%	9.58%	10.02%

Premier Financial Corp.

(unaudited, dollars in thousands, except per share amounts)	June 30,		December 31,
	2024	2023	2023	2022	2021	2020	2019
Tangible common book value per share:
Total shareholders’ equity	$979,129	$936,971	$975,627	$887,721	$1,023,496	$982,276	$426,167
Less: goodwill and core deposits and other intangibles	(305,852)	(309,900)	(307,788)	(337,062)	(342,077)	(348,285)	(103,841)

Tangible common equity	673,277	627,071	667,839	550,659	681,419	633,991	322,326
Common shares outstanding	35,840,121	35,726,703	35,729,593	35,591,277	36,383,613	37,291,480	19,729,886

Tangible common book value per share	$18.79	$17.55	$18.69	$15.47	$18.73	$17.00	$16.34

Tangible common equity to tangible assets:
Total shareholders’ equity	$979,129	$936,971	$975,627	$887,721	$1,023,496	$982,276	$426,167
Less: goodwill and core deposits and other intangibles	(305,852)	(309,900)	(307,788)	(337,062)	(342,077)	(348,285)	(103,841)

Tangible common equity	673,277	627,071	667,839	550,659	681,419	633,991	322,326
Total assets	8,778,693	8,616,211	8,625,949	8,455,342	7,481,402	7,211,734	3,468,992
Less: goodwill and core deposits and other intangibles	(305,852)	(309,900)	(307,788)	(337,062)	(342,077)	(348,285)	(103,841)

Tangible assets	8,472,841	8,306,311	8,318,161	8,118,280	7,139,325	6,863,449	3,365,151

Tangible common equity to tangible assets	7.95%	7.55%	8.03%	6.78%	9.54%	9.24%	9.58%

INFORMATION ABOUT WESBANCO

Wesbanco, Inc. is a bank holding company incorporated in 1968 and headquartered in Wheeling, West Virginia. Wesbanco provides a full range of financial services, including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. Wesbanco offers these services through two reportable segments, community banking and trust and investment services. Wesbanco operates one commercial bank, Wesbanco Bank, Inc. As of June 30, 2024, Wesbanco had approximately $18.1 billion of consolidated total assets, approximately $13.4 billion of deposits, approximately $12.1 billion of loans and approximately $2.5 billion of shareholders’ equity. Wesbanco’s main office is located at 1 Bank Plaza, Wheeling, West Virginia, 26003, and its telephone number is (304) 234-9000.

Wesbanco’s community banking segment offers services traditionally offered by full-service commercial banks, including commercial demand, individual demand and time deposit accounts, as well as commercial, mortgage and individual installment loans, and certain non-traditional offerings, such as insurance and securities brokerage services. The trust and investment services segment offers trust services as well as various alternative investment products including mutual funds.

Wesbanco offers additional services through its non-banking subsidiaries, Wesbanco Insurance Services, Inc., a multi-line insurance agency specializing in property, casualty, life and title insurance, with benefit plan sales and administration for personal and commercial clients, and Wesbanco Securities, Inc., a full service broker-dealer, which also offers discount brokerage services. Wesbanco Asset Management, Inc. holds certain investment securities in a Delaware-based subsidiary. Wesbanco Properties, Inc. holds certain commercial real estate properties. The commercial property is leased to Wesbanco Bank and to certain non-related third parties. FAH, LLC and Flagship Acquisitions Trust hold certain real estate properties located in the Maryland area. Wesbanco has eleven capital trusts, which are all wholly-owned trust subsidiaries formed for the purpose of issuing trust preferred securities and lending the proceeds to Wesbanco. Wesbanco Bank’s Investment Department also serves as investment adviser to a family of mutual funds, namely the “WesMark Funds.” The fund family is composed of the WesMark Large Company Fund, the WesMark Balanced Fund, the WesMark Small Company Fund, the WesMark Government Bond Fund, the WesMark West Virginia Municipal Bond Fund and the WesMark Tactical Opportunity Fund.

Wesbanco’s common stock is listed and traded on the Nasdaq Global Select Market under the symbol “WSBC.”

Wesbanco’s website can be accessed at http://www.wesbanco.com. Information contained in Wesbanco’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

For further information about Wesbanco, please see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

INFORMATION ABOUT PREMIER FINANCIAL

Premier Financial was incorporated under the laws of the State of Ohio on June 7, 1995 to serve as the holding company of Premier Bank. The rights of Premier Financial shareholders are governed by Premier Financial’s articles of incorporation and Premier Financial’s code of regulations, each as amended to date, and by the OGCL. Premier Financial is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and subject to regulation by the Federal Reserve Board.

Premier Financial conducts business through its wholly-owned subsidiaries, Premier Bank, PFC Capital, LLC (“PFC Capital”) and First Insurance Group of the Midwest, Inc. (“FIG”).

Premier Bank is an Ohio state-chartered bank headquartered in Youngstown, Ohio. It conducts operations through 73 banking center offices, nine loan offices and serves clients through a team of wealth professionals. These operations are located in Ohio, Michigan, Indiana and Pennsylvania. Premier Bank provides a broad range of financial services including checking accounts, savings accounts, certificates of deposit, real estate mortgage loans, commercial loans, consumer loans, home equity loans and trust and wealth management services through its extensive branch network. PFC Capital was formed as an Ohio limited liability company in 2016 for the purpose of providing mezzanine funding for customers. Mezzanine loans are offered by PFC Capital to customers in Premier Financial’s market area and are expected to be repaid from the cash flow from operations of the business. FIG is an Ohio corporation which was formed in 1964, and FIG is a licensed insurance agency in multiple states. Substantially all of the assets of FIG were sold to RSC Insurance Brokerage, Inc. by agreement dated June 30, 2023.

At June 30, 2024, Premier Financial had approximately $8.8 billion of consolidated total assets, $7.2 billion of deposits, $6.7 billion of loans and $979.1 million of shareholders’ equity. Premier Financial’s main office is located at 601 Clinton Street, Defiance, Ohio and its telephone number is (419) 785-8700.

Premier Financial’s common stock is listed and traded on The Nasdaq Global Select Market under the symbol “PFC.”

Premier Financial’s website can be accessed at https://www.premierfincorp.com/. Information on Premier Financial’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus.

For further information about Premier Financial, please see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

COMPARATIVE RIGHTS OF WESBANCO SHAREHOLDERS AND PREMIER FINANCIAL SHAREHOLDERS

After the Merger, Premier Financial shareholders will become shareholders of Wesbanco and their rights will be governed by the Wesbanco Articles, the Wesbanco Bylaws and the West Virginia Business Corporations Act (the “WVBCA”). The following summary discusses differences between the Wesbanco Articles and the Wesbanco Bylaws, on the one hand, and the Premier Financial Articles and the Premier Financial Code, on the other hand, and the differences between the Ohio General Corporation Law (the “OGCL”) and the WVBCA. For information as to how to get the full text of each party’s respective governing documents, see “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152.

We do not intend for the following summary to be a complete statement of the differences affecting the rights of Premier Financial’s shareholders who become Wesbanco shareholders, but rather as a summary of the more significant differences and certain important similarities between the rights of the shareholders of Premier Financial and shareholders of Wesbanco. We qualify the following summary in its entirety by reference to the Wesbanco Articles, the Wesbanco Bylaws, the Premier Financial Articles, the Premier Financial Code and applicable laws and regulations, including the WVBCA and the OGCL. We urge you to read the Wesbanco Articles, the Wesbanco Bylaws, the Premier Financial Articles and the Premier Financial Code, and the relevant provisions of the WVBCA, the OGCL and federal law governing bank holding companies in their entirety.

Wesbanco	Premier Financial
Capital Stock

Authorized Shares. Wesbanco is authorized to issue 100,000,000 shares of Wesbanco common stock, $2.0833 par value per share, and 1,000,000 shares of preferred stock, without par value. There were [●] shares of Wesbanco common stock issued and outstanding as of the Wesbanco Record Date, and [ ● ] shares of Wesbanco common stock were held in treasury as of the Wesbanco Record Date.

Preferred Stock. There were 150,000 shares of Wesbanco preferred stock issued and outstanding as of the Wesbanco Record Date. The issued and outstanding shares of Wesbanco preferred stock are shares of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, $1,000 liquidation preference per share (“Wesbanco Series A preferred stock”).

The Wesbanco common stock is traded on the NASDAQ Global Select Market under the symbol “WSBC.” Depositary shares, each representing a 1/40th ownership interest in a share of Wesbanco Series A preferred stock is traded on the Nasdaq Global Select market under the symbol “WSBCP.”

Authorized Shares. Premier Financial is authorized to issue 75,000,000 shares of Premier Financial common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. There were [●] shares of Premier Financial common stock issued and outstanding as of the Premier Financial Record Date, and [●] shares of Premier Financial common stock were held in treasury as of the Premier Financial Record Date.

Preferred Stock. There were no shares of Premier Financial preferred stock issued and outstanding as of the Premier Financial Record Date.

The Premier Financial common stock is traded on the NASDAQ Global Select Market under the symbol “PFC.”

Voting Rights

Common Stock. Pursuant to the Wesbanco Articles, holders of Wesbanco common stock are generally entitled to one vote for each share of Wesbanco common stock held of record on all matters submitted to a vote of Wesbanco’s shareholders.	Common Stock. Pursuant to the Premier Financial Articles, holders of Premier Financial’s common stock are entitled to one vote for each share of Premier Financial common stock held of record on all matters submitted to a vote of Premier Financial shareholders.

Preferred Stock. Wesbanco’s board of directors is authorized to determine the voting rights of any Wesbanco preferred stock.

Except as provided below or as required by applicable law, the holders of Wesbanco Series A preferred stock have no voting rights. Whenever dividends on any shares of Wesbanco Series A preferred stock or any shares of any other class or series of Wesbanco preferred stock ranking equally with the Wesbanco Series A preferred stock as to dividends and upon which like voting rights have been conferred and are exercisable, which we refer to as Wesbanco voting preferred stock, have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods, the holders of Wesbanco Series A preferred stock, voting together as a class with holders of any and all other series of Wesbanco voting preferred stock then outstanding, will be entitled to vote for the election of a total of two additional members of Wesbanco’s Board of Directors, which we refer to as Wesbanco preferred stock directors, provided that Wesbanco’s Board of Directors shall at no time include more than two Wesbanco preferred stock directors and that the election of any Wesbanco preferred stock directors shall not cause Wesbanco to violate the corporate governance requirements of the Nasdaq Stock Market (or any other exchange on which Wesbanco’s securities may be listed) including the requirements that listed companies must have a majority of independent directors. In the event that the holders of Wesbanco Series A preferred stock and other holders of Wesbanco voting preferred stock are entitled to vote for the election of the Wesbanco preferred stock directors, the number of directors on Wesbanco’s Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Wesbanco Series A preferred stock or of any other series of Wesbanco voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of Wesbanco’s shareholders, in which event such election shall be held only at such next annual or special meeting of Wesbanco’s shareholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of Wesbanco Series A preferred stock and any such series of Wesbanco voting preferred stock for at least four consecutive dividend periods following the applicable nonpayment event shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).

Preferred Stock. Premier Financial’s board of directors is authorized to determine the voting rights of any Premier Financial preferred stock.

Dissenters’ and Appraisal Rights

Under the WVBCA, shareholders of a West Virginia corporation are entitled to appraisal rights with respect to corporate actions involving certain mergers, share exchanges, asset dispositions, and certain article amendments that reduce the shares of a shareholder to a fraction of a share where the corporation has an obligation to repurchase the share fraction.

Subject to the WVBCA, shareholders of a West Virginia corporation are not permitted appraisal rights in an number of circumstances, including in the case of a merger if (i) the stock of the acquiring corporation is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security by the National Association of Securities Dealers, Inc., or (ii) the stock has at least 2,000 shareholders and the outstanding shares of a class or series have a market value of at least $20 million, exclusive of the value of the shares held by subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10% of the shares. Accordingly, the holders of Wesbanco common stock will not be entitled to any appraisal rights in connection with the Merger as long as (i) Wesbanco common stock continues to be listed for trading on the Nasdaq Global Select Market, or (ii) Wesbanco common stock has at least 2,000 holders and the outstanding shares of Wesbanco common stock have a market value of at least $20 million, exclusive of the value of the shares held by Wesbanco’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10% of the outstanding shares of Wesbanco common stock.

Under the OGCL, shareholders have the right to dissent from certain corporate actions and receive the fair cash value for their shares if they follow certain procedures. Shareholders entitled to relief as dissenting shareholders under the OGCL include shareholders

•  dissenting from certain amendments to the corporation’s articles of incorporation;

•  of a corporation where all or substantially all of the assets of the corporation are being leased, sold, exchanged, transferred or otherwise disposed of outside of the ordinary course of its business;

•  of a corporation that is being merged or consolidated into a surviving or new entity;

•  of a surviving corporation in a merger who are entitled to vote on the adoption of an agreement of merger (but only as to the shares so entitling them to vote);

•  other than the parent corporation, of an Ohio subsidiary corporation that is being merged into its parent corporation;

•  of an acquiring corporation in a combination or a majority share acquisition who are entitled to vote on such transaction (but only as to the shares so entitling them to vote);

•  of an Ohio subsidiary corporation into which one or more domestic or foreign corporations are being merged; and

•  of a domestic corporation that is being converted.

However, appraisal rights are not available to shareholders if the shares entitling those shareholders to vote are listed on a national securities exchange both as of the day immediately preceding the date of the Premier Financial special meeting to approve the merger and immediately following the effective time of the merger.

Notice and Adjournment of Shareholder Meetings

Wesbanco’s bylaws provide that written notice of shareholder meetings must be served, either personally, by mail, or by electronic transmission, upon each shareholder of record entitled to vote at such meeting, not less than five days prior to the meeting. Wesbanco’s	Written notice of a shareholder meeting must be mailed to shareholders of record entitled to vote at such meeting at least seven days, but no more than 60 days, before the date fixed for the meeting.

bylaws provide that shareholders may adjourn a meeting at which a quorum is not present without notice other than announcement at the meeting.

Shareholders may waive the right to written notice of a shareholder meeting in a writing filed with Premier Financial’s records.

Premier Financial’s code of regulations provide that if less than a majority of the outstanding voting shares are represented at a meeting of shareholders, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Call of Special Meeting of Shareholders

Wesbanco’s bylaws provide that special meetings of its shareholders may be called by the board of directors, the President, or any number of shareholders owning in the aggregate at least 10% of the number of shares outstanding.	Special meetings of shareholders may be called by (i) Premier Financial’s chairman of the board; (ii) the president or, in the case of the president’s absence, death or disability, a vice president authorized to exercise the authority of the president; (iii) the board of directors; or (iv) the holders of 50% or more of all outstanding shares of Premier Financial common stock entitled to vote.

Action by Shareholders Without a Meeting

Action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all shareholders entitled to vote on the action. The action must be evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by all shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records.	Any action required to be taken at an annual or special meeting of shareholders may alternatively be taken without a meeting by a signed written consent by all shareholders entitled to vote.

Director Number and Term

Wesbanco’s bylaws provide it has a classified board of directors, which is divided into three classes as nearly equal as possible, with each director having a staggered, three-year term. Wesbanco’s board of directors will consist of not less than 15 nor more than 35 members, with the number to be set by the board of directors at the annual meeting. The board of directors has the power to vary this number at any meeting. Currently, the Wesbanco board of directors has 16 members.

Wesbanco’s bylaws prohibit any person from standing for election to the board of directors after attaining age 70.

The Premier Financial articles of incorporation provide that the number of directors cannot be less than five nor more than 15.

The directors are elected by class to serve a three-year term. The terms of the three classes expire at successive annual meetings so that the shareholders elect one class of directors at each annual meeting.

Neither the Premier Financial Articles nor the Premier Financial Code provide for an age at which Premier Financial directors are ineligible to run for re-election as such or at which an individual is ineligible to be elected as a director. The Premier Financial board of directors also has not adopted a similar policy.

Nomination of Directors

Wesbanco’s bylaws provide that nominations of candidates for election as directors at any meeting of shareholders may be made only (a) by or at the direction of the board of directors, or (b) by any shareholder entitled to vote for the election of directors who complies with the procedures in the bylaws. A nomination by a shareholder must be made pursuant to a notice to the secretary of Wesbanco no later than (i) with respect to an election to be held at an annual meeting, 90 days prior to the anniversary of the previous year’s annual meeting of shareholders, or (ii) with respect to an election to be held at a special meeting of shareholders, the close of business on the tenth day following the date on which notice of such meeting is first given to the shareholders. The notice must state (a) as to the nominee: (i) the name, age, address (business and residence), and principal occupation or employment and any directorships of such person; (ii) a description of any involvement in legal proceedings; (iii) the number of shares such person beneficially owns and any other ownership interest in the shares of Wesbanco; and (iv) any other information that would be required to be disclosed in a definitive proxy statement; and (b) as to the shareholder: (i) the name and address of the shareholder; (ii) the class and number of shares beneficially owned by the shareholder and any other ownership interest in the shares of Wesbanco; (iii) any relationship between the shareholder and the proposed nominee; (iv) a representation that the person sending the notice is a shareholder of record on the record date and will remain such through the meeting date; and (v) a representation that the shareholder intends to appear in person or by proxy at such meeting to move the nomination. Moreover, Wesbanco may require additional information to determine the qualifications of the nominee.	Premier Financial shareholders generally must submit director nominations at least 60 days prior to the anniversary of the last annual shareholders’ meeting. Each notice given by a shareholder with respect to nominations for the election of directors must set forth (i) the name, age, business address and, if known, residence address of each nominee proposed in the notice, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of common stock of Premier Financial which are beneficially owned by each such nominee. In addition, the shareholder making the nomination must promptly provide any other information reasonably requested by Premier Financial.

Removal of Directors; Filling of Vacancies on the Board of Directors

Under the WVBCA, shareholders may remove one or more directors with or without cause, but only at a meeting called for the purpose of removing the director(s) and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director(s). The director(s) may be removed by the shareholders only by the affirmative vote of at least a majority of all of the votes entitled to be cast. However, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against his or her removal. Wesbanco’s bylaws provide that the shareholders may	The Premier Financial articles of incorporation provide that a director may be removed without cause by the affirmative vote of 75% of the votes eligible to be cast by shareholders. A director may be removed with cause by not less than a majority of the total votes eligible to be cast by shareholders. Cause for removal exists only if the director has been declared incompetent by a court, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year, or deemed liable by a court for gross negligence or misconduct in the performance of such director’s duties to Premier Financial.

remove any elected director for cause and fill the vacancy created. Any vacancy not caused by a shareholder removal may be filled by the remaining board members.

In the case of a removal of a director by the shareholders, a new director may be elected at the same meeting of shareholder to hold office for the remainder of the term of the removed director. The failure by the shareholders to fill the unexpired term of a removed director at such meeting of shareholders will be deemed to create a vacancy in the board of directors, which will then be filled by the board of directors

The Premier Financial articles of incorporation provide that vacancies on the board of directors and newly created directorships shall be filled by a vote of two-thirds of the directors then in office, whether or not a quorum exists, and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires and when the director’s successor is elected and qualified.

Voting for Directors

Under the WVBCA and the Wesbanco Articles, Wesbanco shareholders are entitled to cumulative voting in the election of directors. Directors are elected by a plurality of shares voted, which means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be elected.

Under the OGCL, directors are elected by a plurality of shares voted and shareholders are not permitted to cumulate their votes. A plurality vote means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be elected.

However, per Premier Financial’s policies, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, is required to tender his or her resignation to the board of directors promptly following the certification of the election results. An election will be “uncontested” if the number of nominees for director does not exceed the number of directors to be elected.

Indemnification of Officers and Directors and Limitation of Liability

Under the WVBCA, a corporation is generally permitted to indemnify a director if the director conducted himself or herself in good faith, he or she reasonably believed the conduct to be in the best interests of the corporation (or, in all other cases, at least not opposed to the best interests of the corporation), and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, the WVBCA permits a corporation to include broader indemnification in its articles of incorporation so long as the provision does not limit the liability for (i) receipt of	Premier Financial’s articles of incorporation provide that the corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including actions by or in the right of Premier Financial, by reason of the fact that such person is or was a director, officer, employee, or agent of Premier Financial, or is or was serving at the request of Premier Financial as a director, trustee, officer, employee, member, a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or its shareholders, (iii) certain unlawful distributions, or (iv) an intentional violation of criminal law. The articles of incorporation may also contain a provision (the “elimination provision”) eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director so long as the provision does not eliminate or limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) certain unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. The elimination provision may not apply to conduct occurring prior to the provision’s adoption. The WVBCA requires a corporation to indemnify a director, who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding.

The WVBCA permits a corporation to advance funds to pay for or reimburse the reasonable expenses incurred by a director, prior to the final disposition of a proceeding, who is a party to a proceeding because he or she is a director, if he or she delivers to the corporation:

•  a written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in the first sentence of the preceding paragraph or that the proceeding involves conduct for which liability has been eliminated under the elimination provision; and

•  a written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she has not met the relevant standard of conduct.

The WVBCA provides that a corporation may indemnify its officers to the same extent as a director and, if the officer is not a director or if the officer is a party to the proceeding solely in his capacity as an officer, to a further extent as may be provided in the articles of incorporation, the bylaws, a resolution of the board of directors, or a contract, except that such additional indemnification may not be provided for liability in connection with a proceeding by or in the right of the corporation other than for reasonable manager, or agent of another corporation, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding to the full extent permissible under Ohio law.

expenses incurred in connection with the proceeding or liability arising out of conduct that constitutes (i) receipt by him or her of a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, or (iii) an intentional violation of criminal law. The WVBCA mandates indemnification of officers that are not directors to the same extent as directors.

Wesbanco’s bylaws provide that Wesbanco will indemnify each of its directors and officers, whether or not then in office, against all liability incurred in connection with any suit to which he is a party by reason of having been an officer or director of Wesbanco or another company which he served at the request of Wesbanco to the maximum extent permitted under the WVBCA.

Wesbanco bylaws provide that a director or officer cannot receive a “prohibited indemnification payment,” which is defined as any payment or agreement to make a payment or reimburse such director or officer for any liability or legal expenses in any administrative proceeding brought by the appropriate federal banking agency that results in a final order or settlement in which the director or officer is assessed a civil monetary penalty, is removed or prohibited from conducting the business of banking, or is required to cease an action or take any affirmative action, including making restitution, with respect to Wesbanco Bank, Inc. or Wesbanco. Finally, Wesbanco’s bylaws provide that a reasonable indemnification payment will be made only if all of the following conditions are met: (i) the board of directors investigates and determines in writing that the director or officer acted in good faith and in the best interest of Wesbanco Bank, Inc. or Wesbanco; (ii) the board of directors investigates and determines that the payment will not materially adversely affect the safety and soundness of Wesbanco Bank, Inc. or Wesbanco; (iii) the payment does not fall within the definition of a prohibited indemnification payment; and (iv) the director or officer agrees in writing to reimburse Wesbanco, to the extent not covered by permissible insurance, for advanced indemnification payments that subsequently become prohibited indemnification payments.

Wesbanco’s bylaws provide that Wesbanco may purchase commercial insurance to cover certain costs that Wesbanco incurs under the indemnification provisions. Costs that may be covered include legal expenses and restitution that an individual may be ordered to make to Wesbanco. Such insurance may not pay or reimburse a director or officer for any final judgment or civil money penalty assessed against such individual. Partial indemnification for legal expenses is permitted in connection with a settlement when there is a formal and final finding that the director or officer has not breached a fiduciary duty, engaged in unsafe or unsound practices, and is not subject to a final prohibition order.

Amendment of Articles of Incorporation

Pursuant to the WVBCA, the Wesbanco Articles and the Wesbanco Bylaws may generally be amended by the affirmative vote of at least a majority of all votes of shareholders entitled to be cast on the matter amendment and at least a majority of the outstanding stock of each class entitled to vote on the amendment, unless a greater number is specified in the Wesbanco Articles. The Wesbanco Articles provide that the affirmative vote of the holders of not less than 75% of the outstanding shares of the voting stock is required to amend, alter, change, or repeal the article section dealing with the classes of directors.	The Premier Financial articles of incorporation may be repealed, altered, amended or rescinded by the board of directors of Premier Financial upon approval of a majority of the voting power of Premier Financial except for certain specified provisions, which may only be repealed, replaced, altered, amended or rescinded if approved by the affirmative vote of the holders of not less than a majority of the voting power of Premier Financial entitled to vote at a meeting of shareholders called for that purpose.

Amendment of Bylaws/Code of Regulations

Wesbanco’s bylaws require the affirmative vote of the holders of not less than 75% of the outstanding shares of the capital stock to amend or repeal the bylaw provisions dealing with the composition of the board of directors. The other bylaw provisions may be amended, altered, or repealed (i) at any duly called and constituted shareholders’ meeting on the affirmative vote of the majority of the stock represented at such meeting, or (ii) at any meeting of the board of directors upon the affirmative vote of the majority of the whole of the board, provided that each member of the board of directors is served with written notice of the proposed amendment at least two days in advance of such meeting.	The Premier Financial code of regulations may be repealed, altered, amended or rescinded by (i) the vote of the holders of not less than a majority of the voting power of Premier Financial or (ii) by the affirmative vote of a majority of the authorized number of directors.

Provisions Affecting Business Combinations

Pursuant to the WVBCA, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable solely for this reason or solely because the director or officer participates is present or participates in a board meeting which authorizes the contract or transaction or solely because any director’s or officer’s votes are counted for the purpose if (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or

A “business combination” involving a “related person” requires (i) the affirmative vote of a majority of the outstanding shares entitled to vote (and, if any class or series of shares is entitled to vote separately, the affirmative vote of the holders of at least two-thirds of the outstanding shares of each such class or series) and (ii) a majority of the outstanding shares entitled to vote not including shares deemed beneficially owned by a related person.

The term “related person” is defined to include any individual, corporation, partnership or other entity transaction are disclosed to either (a) the board of directors or (b) the members entitled to vote on such contract or transaction and the contract is specifically approved in good faith by vote of the board or such members entitled to vote or (ii) the contract or transaction is fair to the corporation at the time it is authorized by the board of directors or the members. The WVBCA provides that interested directors may be counted in determining the presence of a quorum at the meeting which authorizes the contract or transaction.

Neither the Wesbanco Articles nor the Wesbanco Bylaws contain any provisions addressing interested shareholder transactions.

that, together with its affiliates, owns beneficially or controls, directly or indirectly, 10% or more of the outstanding Premier Financial common stock.

A “Business Combination” is defined to include:

•  any merger or consolidation of Premier Financial with or into any related person;

•  any sale, lease, exchange, mortgage, transfer, or other disposition of all or more than 25% of the assets of Premier Financial or its subsidiaries to any related person;

•  any merger or consolidation of a related person with or into Premier Financial or a subsidiary;

•  any sale, lease, exchange, transfer or other disposition of all or more than 25% of the assets of a related person to Premier Financial or a subsidiary;

•  the issuance of any securities of Premier Financial or a subsidiary to a related person;

•  the acquisition by Premier Financial or a subsidiary of any securities of a related person;

•  any reclassification of the Premier Financial common stock, or any recapitalization involving the Premier Financial common stock; and

•  any agreement, contract or other arrangement providing for any of the above transactions.

Ohio Control Share Acquisition Statute

The OGCL provides that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A control share acquisition is defined as any acquisition, directly or indirectly, of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more, but less than one-third, of the voting power;

•	one-third or more, but less than a majority, of the voting power; or

•	a majority or more of the voting power.

Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer.

Premier Financial has not opted out of the control share acquisition statute.

Ohio Merger Moratorium Statute

The OGCL prohibits specified business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% voting ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% voting ownership.

An interested shareholder is a person who either:

•	owns a number of shares of the issuing public corporation sufficient to exercise 10% of the voting power of the public corporation or

•

was the owner, at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested shareholder, of a number of shares of the issuing public corporation sufficient to exercise 10% of the voting power of the public corporation.

An issuing public corporation is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the merger moratorium provisions include mergers, consolidations, voluntary dissolutions, the disposition of assets and the transfer of shares.

After the three-year period, a moratorium transaction may take place provided that at least one of the following are satisfied, subject to certain exceptions, including that:

•	prior to the interested shareholders’ share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

•

the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion if set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•

the business combination or transaction results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares, as determined in accordance with the statute.

Premier Financial has not opted out of the Ohio merger moratorium statute

WHERE YOU CAN FIND MORE INFORMATION ABOUT WESBANCO AND PREMIER FINANCIAL

Wesbanco and Premier Financial each file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available over the Internet from the SEC’s web site at www.sec.gov.

Wesbanco maintains an Internet site that contains information about Wesbanco and its subsidiaries at www.wesbanco.com. Premier Financial also maintains an Internet site that contains information about Premier Financial and its subsidiaries at www.premierfincorp.com. The reports and other information filed by Wesbanco and Premier Financial with the SEC are available through their respective Internet websites. The Internet website addresses of Wesbanco and Premier Financial are provided as inactive textual references only. The information provided on the Internet websites of Wesbanco and Premier Financial, other than copies of the documents listed below that have been filed with the SEC, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

This joint proxy statement/prospectus is part of a Registration Statement on Form S-4 that Wesbanco has filed with the SEC with respect to the Wesbanco common stock to be issued in the Merger. This joint proxy statement/prospectus constitutes a prospectus of Wesbanco and a proxy statement of Wesbanco and Premier Financial for their respective special meetings. As permitted by the SEC, this joint proxy statement/prospectus does not contain all of the information contained in the Registration Statement. You may obtain copies of the Registration Statement on Form S-4 and any amendments thereto, in the manner described above.

The SEC allows the “incorporation by reference” of information into this joint proxy statement/prospectus, which means that Wesbanco and Premier Financial can disclose important information to you by referring you to another document filed separately with the SEC by Wesbanco or Premier Financial. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Wesbanco and Premier Financial have previously filed with the SEC. These documents contain important information about Wesbanco and Premier Financial.

Wesbanco. The following documents, which have been filed with the SEC by Wesbanco, are hereby incorporated by reference into this joint proxy statement/prospectus:

•	Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 26, 2024;

•	Wesbanco’s Definitive Proxy Statement on Schedule 14A for Wesbanco’s 2024 annual meeting of shareholders filed with the SEC on March 13, 2019, as supplemented on March 13, 2024;

•	Wesbanco’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, filed with the SEC on May 2, 2024 and August 1, 2024, respectively;

•

Wesbanco’s Current Reports on Form 8-K filed on April  18, 2024, April  25, 2024, July  26, 2024, August  30, 2024, September  13, 2024 and October 2, 2024 (in each case, except to the extent portions of any such Form 8-K is deemed furnished but not filed); and

•

the description of Wesbanco common stock contained in Exhibit 4.7 to Wesbanco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 26, 2024, including any amendments or reports filed for purpose of updating the description.

All documents filed by Wesbanco pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the Wesbanco special meeting shareholders are incorporated by reference into and are deemed to be a part of this document from the date of filing of those documents (other than the portions of those documents not deemed to be filed).

Premier Financial. The following documents, which have been filed with the SEC by Premier Financial, are hereby incorporated by reference into this joint proxy statement/prospectus:

•	Premier Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024;

•	Premier Financial’s Definitive Proxy Statement on Schedule 14A for Premier Financial’s 2024 annual meeting of shareholders filed with the SEC on March 18, 2024;

•	Premier Financial’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, and June 30, 2024, filed with the SEC on May 2, 2024 and August 6, 2024, respectively; and

•	Premier Financial’s Current Reports on Form 8-K filed on May 3, 2024, and July 26, 2024 (in each case, except to the extent portions of any such Form 8-K is deemed furnished but not filed).

All documents filed by Premier Financial pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the Premier Financial special meeting are incorporated by reference into and are deemed to be a part of this document from the date of filing of those documents (other than the portions of those documents not deemed to be filed).

You should rely only on the information contained in this joint proxy statement/prospectus or on information to which we have referred you. We have not authorized any person to give any information or to make any representations that are different from those in this document.

If you would like to receive a copy of any of the documents incorporated by reference, please contact Wesbanco or Premier Financial, as applicable, at the address or telephone number listed under the heading “Additional Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of Wesbanco, Premier Financial and the combined company following the proposed Merger and statements for the period following the completion of the Merger. Words such as “anticipate,” “believe,” “feel,” “expect,” “estimate,” “indicate,” “seek,” “strive,” “plan,” “intend,” “outlook,” “forecast,” “project,” “position,” “target,” “mission,” “contemplate,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Wesbanco, Premier Financial, the proposed Merger or the combined company following the transaction often identify forward-looking statements.

These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this joint proxy statement/prospectus, or the date made with respect to information incorporated by reference in this joint proxy statement/prospectus, and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder, stockholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

The forward-looking statements contained or incorporated by reference in this joint proxy statement/prospectus reflect the view of management as of such date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties include, among others, the following: the businesses of Wesbanco and Premier Financial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the Merger may not be obtained on the expected terms and schedule; Wesbanco’s shareholders may not approve the Wesbanco Merger Proposal or the Wesbanco Stock Issuance Proposal; Premier Financial’s shareholders may not approve the Premier Financial Merger Proposal; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 34 and Wesbanco’s and Premier Financial’s respective annual and quarterly reports and other filings with the SEC that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information About Wesbanco and Premier Financial” beginning on page 152. Neither Wesbanco nor Premier Financial undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the time the forward-looking statements are made.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Wesbanco and Premier Financial claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this joint proxy statement/prospectus and attributable to Wesbanco, Premier Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

DEADLINES FOR SUBMITTING FUTURE SHAREHOLDER PROPOSALS

Wesbanco. Wesbanco will hold its 2025 annual meeting of shareholders (the “Wesbanco 2025 Annual Meeting”), to be held on Wednesday, April 16, 2025, regardless of whether the Merger has been completed.

Proposals which Wesbanco shareholders intend to present at the Wesbanco 2025 annual meeting, to be held on Wednesday, April 16, 2025, will be eligible for inclusion in Wesbanco’s proxy material for that meeting if they are submitted to Wesbanco in writing not later than November 13, 2024. A proponent may submit only one proposal. At the time of the submission of a proposal, a Wesbanco shareholder also may submit a written statement in support thereof for inclusion in the proxy statement for the meeting, if requested by the Wesbanco shareholder; provided, however, that a proposal and its supporting statement in the aggregate shall not exceed 500 words.

Additionally, if properly requested, a Wesbanco shareholder may submit a proposal for consideration at the Wesbanco 2024 annual meeting, but not for inclusion in Wesbanco’s proxy material for that meeting. To make such a proposal, Wesbanco must receive from the shareholder a notice in writing of such request by January 13, 2025.

Further, to comply with the universal proxy rules, Wesbanco shareholders who intend to solicit proxies in support of director nominees other than Wesbanco’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than February 17, 2025.

Premier Financial. If the Merger is completed as currently anticipated, Premier Financial does not expect to hold an annual meeting of shareholders in 2025. However, if the Merger is not completed as anticipated, Premier Financial expects to hold a 2025 annual meeting of shareholders. In order to be included in the proxy materials for Premier Financial’s 2025 annual meeting of shareholders, shareholder proposals submitted to Premier Financial in compliance with SEC Rule 14a-8 (which concerns shareholder proposals that are requested to be included in a company’s proxy statement) must be received by the Corporate Secretary of Premier Financial no later than November 20, 2024.

Pursuant to the proxy rules under the Exchange Act, Premier Financial’s shareholders are notified that the notice of any shareholder proposal to be submitted outside of the Rule 14a-8 process for consideration at the 2025 annual meeting of shareholders must be received by the Corporate Secretary of Premier Financial by March 1, 2025.

In addition to any other applicable requirements, nominations for the election of directors may be made by a shareholder of Premier Financial entitled to vote generally in the election of directors. In order for a shareholder of Premier Financial to make any such nomination, the shareholder must give notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Premier Financial not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of shareholders of Premier Financial.

Please see the Premier Financial articles of incorporation and/or code of regulations for a description of the information that must be contained in a notice for a shareholder proposal or director nomination.

LEGAL MATTERS

Certain matters relating to the validity of the Wesbanco common stock issuable in connection with the Merger will be passed upon for Wesbanco by its counsel, Phillips, Gardill, Kaiser & Altmeyer, PLLC, 61 Fourteenth Street, Wheeling, West Virginia 26003. As of [ ● ], 2024, the members of Phillips, Gardill, Kaiser & Altmeyer, PLLC owned an aggregate of [ ● ] shares of Wesbanco common stock. In addition, Denise Knouse-Snyder is a member of Phillips, Gardill, Kaiser & Altmeyer, PLLC and is also on the board of directors of Wesbanco. K&L Gates LLP, as tax counsel to Wesbanco, and Nelson Mullins Riley & Scarborough, LLP, as tax counsel to Premier Financial, each will pass upon certain tax consequences related to the Merger.

EXPERTS

The consolidated financial statements of Wesbanco appearing in Wesbanco’s Annual Report (Form 10-K) for the year ended December 31, 2023, and the effectiveness of Wesbanco’s internal control over financial reporting as of December 31, 2023, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Premier Financial Corporation as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 and the effectiveness of Premier Financial Corporation’s internal control over financial reporting as of December 31, 2023, incorporated by reference in this prospectus have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of said firm given their authority as experts in accounting and auditing.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 25, 2024

by and among

WESBANCO, INC.

WESBANCO BANK, INC.,

PREMIER FINANCIAL CORP.

and

PREMIER BANK

- A-i -

- A-ii -

GLOSSARY OF DEFINED TERMS

The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

“Acquisition Proposal”	—	Section 5.03(a)
“Acquisition Transaction”	—	Section 5.03(a)
“Age Discrimination in Employment Act”	—	Section 3.01(t)(ii)
“Agreement”	—	Preamble
“Average Closing Price”	—	Section 11.01(d)(iv)
“BHC Act”	—	Section 3.01(a)(i)
“Bank Dividend”	—	Section 7.10
“Bank Merger”	—	Preamble
“Bank Secrecy Act”	—	Section 3.01(gg)
“Buyer”	—	Preamble
“Buyer Balance Sheet Date”	—	Section 4.01(g)
“Buyer Board”	—	Section 4.01(b)
“Buyer Classified Loans”	—	Section 4.01(o)(ii)
“Buyer Compensation and Benefit Plans”	—	Section 4.01(t)(i)
“Buyer Consultants”	—	Section 4.01(t)(i)
“Buyer Directors”	—	Section 4.01(t)(i)
“Buyer Disclosure Schedule”	—	Preamble
“Buyer Employees”	—	Section 4.01(t)(i)
“Buyer ERISA Affiliate”	—	Section 4.01(t)(iii)
“Buyer ERISA Affiliate Plan”	—	Section 4.01(t)(iii)
“Buyer Filed SEC Documents”	—	Section 4.01(l)
“Buyer Financial Statements”	—	Section 4.01(g)
“Buyer Loans”	—	Section 4.01(o)(ii)
“Buyer Meeting” “Buyer Officers”	— —	Section 7.06(g) Section 4.01(t)(i)
“Buyer Pension Plan”	—	Section 4.01(t)(ii)
“Buyer Ratio”	—	Section 11.01(d)(iv)(2)
“Buyer SEC Documents”	—	Section 4.01(f)(i)
“Buyer Shares” and “Buyer Share”	—	Preamble
“Buyer Stock Plans”	—	Section 4.01(c)(ii)
“Buyer Sub”	—	Preamble
“Buyer Subsidiary” or “Buyer Subsidiaries”	—	Section 4.01(a)(2)
“Buyer Subsidiary Real Estate Collateral”	—	Section 4.01(w)
“Buyer 401(k) Plan”	—	Section 5.09(a)
“Buyer’s Financial Advisor”	—	Section 4.01(i)
“CFPB”	—	Section 3.01(gg)
“CRA”	—	Section 3.01(u)(i)
“Classified Loans”	—	Section 3.01(k)(ii)
“Closing”	—	Section 9.01
“Closing Date”	—	Section 9.01
“Code”	—	Preamble
“Constituent Corporations”	—	Preamble
“Consulting Agreement”	—	Section 8.01(e)
“Contingent Cash Payment”	—	Section 7.10
“Continuing Employees”	—	Section 6.02(a)
“Costs”	—	Section 6.06(a)
“DOL”	—	Section 3.01(t)(iii)

- A-iii -

“DPC Shares”	—	Section 2.01(b)
“Data Conversion”	—	Section 6.02(c)(i)
“Effective Time”	—	Section 1.03
“Environmental Law”	—	Section 3.01(y)
“ERISA”	—	Section 3.01(t)(i)
“Exchange Act”	—	Section 3.01(a)(ii)
“Exchange Agent”	—	Section 2.03(a)
“Exchange Fund”	—	Section 2.03(b)
“Exchange Ratio”	—	Section 2.01(a)
“FCPA”	—	Section 3.01(gg)
“FDIC”	—	Section 3.01(a)(iii)
“FHLB”	—	Section 3.01(l)
“Fair Credit Reporting Act”	—	Section 3.01(ff)
“Federal Reserve”	—	Section 3.01(l)
“Foregone Dividend”	—	Section 7.10
“GAAP”	—	Section 3.01(a)(v)
“Governmental Authority”	—	Section 3.01(q)
“Gramm-Leach-Bliley Act”	—	Section 3.01(ff)
“HSR Act”	—	Section 3.01(w)
“Hazardous Substances”	—	Section 3.01(y)
“IIPI”	—	Section 3.01(ff)
“IRS”	—	Section 3.01(m)
“Indemnified Party”	—	Section 6.06(a)
“Index Price”	—	Section 11.01(d)(iv)
“Index Ratio”	—	Section 11.01(d)(iv)(2)
“Information”	—	Section 7.01
“Insider Transaction”	—	Section 3.01(k)(ii)
“Joint Proxy Statement/Prospectus”	—	Section 7.06(a)
“IoI Provisions”	—	Section 12.03
“K&L”	—	Section 8.01(c)
“knowledge”	—	Section 3.01(a)(v)
“Loan Assets”	—	Section 3.01(j)
“Loan Documentation” “Loans”	— —	Section 3.01(j) Section 3.01(k)(i)
“material”	—	Section 3.01(a)(v)
“material adverse effect” or “material adverse change”	—	Section 3.01(a)(v)
“Merger”	—	Preamble
“Merger Consideration”	—	Section 2.01(a)
“Nasdaq”	—	Section 3.01(w)
“Net Option Shares”	—	Section 2.02(a)
“NDA”	—	Section 12.03
“Notice of Superior Proposal”	—	Section 5.03(f)
“ODFI”	—	Section 3.01(l)
“OFAC”	—	Section 3.01(gg)
“OGCL”	—	Section 1.01
“Ohio Articles of Merger for the Merger”	—	Section 1.03
“Ohio Articles of Merger for the Bank Merger”	—	Section 1.03
“Ohio Division”	—	Section 3.01(a)(iii)
“Ohio Secretary of State”	—	Section 1.03
“Option Payment Amount”	—	Section 2.02(a)
“ORC”	—	Section 1.02
“PBGC”	—	Section 3.01(t)(iii)

- A-iv -

“PCBs”	—	Section 3.01(y)
“Patriot Act”	—	Section 3.01(gg)
“Premium Cap”	—	Section 6.06(b)
“Quarterly Dividend”	—	Section 7.10
“Registration Statement”	—	Section 7.06(a)
“Regulatory Authorities”	—	Section 3.01(p)
“Representatives”	—	Section 7.01
“Required Buyer Vote”	—	Section 4.01(ii)
“Required Seller Vote”	—	Section 3.01(jj)
“Retention Bonus”	—	Section 6.02(c)(i)
“Retention Employees”	—	Section 6.02(c)(i)
“Retention Pool”	—	Section 6.02(c)(i)
“Retention Restricted Stock Agreements”	—	Section 6.02(c)(ii)
“SEC”	—	Section 3.01(c)
“Sarbanes-Oxley Act”	—	Section 3.01(g)(ii)
“Securities Act”	—	Section 3.01(g)(i)
“Seller”	—	Preamble
“Seller Appointees”	—	Section 6.07(a)
“Seller Balance Sheet Date”	—	Section 3.01(f)
“Seller Board”	—	Section 5.03(b)
“Seller Board Recommendation”	—	Section 7.06(f)
“Seller Certificate”	—	Section 2.03(c)
“Seller Compensation and Benefit Plans”	—	Section 3.01(t)(i)
“Seller Consultants”	—	Section 3.01(t)(i)
“Seller Contracts”	—	Section 3.01(x)
“Seller Directors”	—	Section 3.01(t)(i)
“Seller Disclosure Schedule”	—	Preamble
“Seller Employees”	—	Section 3.01(t)(i)
“Seller Equity Awards”	—	Section 2.02(c)
“Seller ERISA Affiliate”	—	Section 3.01(t)(iii)
“Seller ERISA Affiliate Plan”	—	Section 3.01(t)(iii)
“Seller Filed SEC Documents”	—	Section 3.01(g)(v)
“Seller Financial Statements”	—	Section 3.01(f)
“Seller Loans”	—	Section 3.01(k)(ii)
“Seller Meeting”	—	Section 7.06(e)
“Seller Officers”	—	Section 3.01(t)(i)
“Seller Pension Plan”	—	Section 3.01(t)(ii)
“Seller Performance Award”	—	Section 2.02(c)
“Seller Preferred Stock”	—	Section 3.01(b)(i)
“Seller Real Properties”	—	Section 3.01(n)
“Seller Representatives”	—	Section 5.03(a)
“Seller Restricted Stock Award”	—	Section 2.02(b)
“Seller SEC Documents”	—	Section 3.01(g)(i)
“Seller Shares” and “Seller Share”	—	Preamble
“Seller Stock Option”	—	Section 2.02(a)(i)
“Seller Stock Plans”	—	Section 2.02(a)(i)
“Seller Sub”	—	Preamble
“Seller Subsequent Determination”	—	Section 5.03(f)
“Seller Subsidiary” and “Seller Subsidiaries”	—	Section 3.01(a)(ii)
“Seller Subsidiary Real Estate Collateral”	—	Section 3.01(y)
“Seller Walkaway Right”	—	Section 11.01(d)(iv)
“Seller 401(k) Plan”	—	Section 5.10(a)

- A-v -

“Seller’s Counsel”	—	Section 8.02(c)
“Seller’s Effective Time Book Value”	—	Section 7.10
“Seller’s Financial Advisor”	—	Section 3.01(r)
“Seller’s Target Book Value”	—	Section 7.10
“Starting Date”	—	Section 11.01(d)(iv)
“Starting Price”	—	Section 11.01(d)(iv)
“Subsidiary”	—	Section 3.01(c)
“Superior Proposal”	—	Section 5.03(f)
“Surviving Bank Corporation”	—	Section 1.02
“Surviving Corporation”	—	Section 1.01
“Systems”	—	Section 3.01(ee)(ii)
“Takeover Laws”	—	Section 3.01(z)
“Tax” or “Taxes”	—	Section 3.01(m)
“Tax Returns”	—	Section 3.01(m)
“Termination Fee”	—	Section 11.02(b)
“Trust Account Shares”	—	Section 2.01(b)
“Updated Buyer Disclosure Schedule”	—	Section 6.04
“Updated Seller Disclosure Schedule”	—	Section 5.02
“WVBCA”	—	Section 1.01
“WVDFI”	—	Section 4.01(a)(iii)
“Walkaway Determination Date”	—	Section 11.01(d)(iv)
“West Virginia Articles of Merger for the Bank Merger”	—	Section 1.03
“West Virginia Articles of Merger for the Merger”	—	Section 1.03
“West Virginia Secretary of State”	—	Section 1.03

- A-vi -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 25, 2024, is made and entered into by and among Wesbanco, Inc., a West Virginia corporation (“Buyer”), Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of Buyer (“Buyer Sub”), Premier Financial Corp., an Ohio corporation (“Seller”), and Premier Bank, an Ohio state-chartered bank and a wholly-owned subsidiary of Seller (“Seller Sub”). Buyer and Seller are sometimes hereinafter collectively referred to as the “Constituent Corporations.” References herein to a “party” (with respect to being a party to this Agreement) mean either (i) Seller and Seller Sub, on the one hand, or (ii) Buyer and Buyer Sub, on the other hand.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each determined that it is in the best interests of their respective corporations and shareholders for Buyer to acquire Seller pursuant to a merger of Seller with and into Buyer (the “Merger”) and, immediately after the Merger, a merger of Seller Sub with and into Buyer Sub (the “Bank Merger”), upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the respective Boards of Directors of Seller, Seller Sub, Buyer and Buyer Sub have each approved this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, as a result of the Merger, in accordance with the terms of this Agreement, Seller will cease to have a separate corporate existence and the shareholders of Seller will receive from Buyer in exchange for each share of common stock, par value $0.01 per share, of Seller (individually a “Seller Share” and collectively “Seller Shares”), 0.80 of a share of common stock, $2.0833 par value per share, of Buyer (individually a “Buyer Share” and collectively “Buyer Shares”), as may be adjusted as provided herein, all as determined in accordance with the terms of this Agreement; and

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, all of the executive officers and directors of Seller, in their capacity as shareholders of Seller (collectively, the “Voting Agreement Shareholders”), have each entered into separate Voting Agreements, dated as of the date hereof, with Buyer (each a “Voting Agreement”), a form of which is attached to this Agreement as Exhibit A, pursuant to which each Voting Agreement Shareholder has agreed, among other things, to vote such Voting Agreement Shareholder’s Seller Shares in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for federal income tax purposes, it is intended that the Merger and the Bank Merger contemplated by this Agreement each qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, Seller has previously provided to Buyer a schedule disclosing additional information about Seller (the “Seller Disclosure Schedule”), and Buyer has previously provided to Seller a schedule disclosing additional information about Buyer (the “Buyer Disclosure Schedule”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and the Bank Merger and also to prescribe certain conditions to the Merger and the Bank Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

THE MERGER

1.01. Merger; Surviving Corporation

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Seller shall merge with and into Buyer in accordance with the West Virginia Business Corporation Act (the “WVBCA”) and the Ohio General Corporation Law (the “OGCL”). Buyer shall be the continuing and surviving corporation in the Merger, shall continue to exist under the laws of the State of West Virginia and shall be the only Constituent Corporation to continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Corporation” refers to Buyer at and after the Effective Time. As a result of the Merger, the outstanding Seller Shares shall be converted in the manner provided in Article Two.

1.02. Bank Merger; Surviving Bank Corporation

Upon the terms and subject to the conditions of this Agreement, immediately after and subject to the Effective Time, Seller Sub shall merge with and into Buyer Sub in accordance with the WVBCA, the state banking code of West Virginia, the OGCL and Title 11 of the Ohio Revised Code (the “ORC”). Buyer Sub shall be the continuing and surviving bank corporation in the Bank Merger, shall continue to exist under the laws of the State of West Virginia and shall continue its separate corporate existence after the Effective Time. As used in this Agreement, the term “Surviving Bank Corporation” refers to Buyer Sub at and after the Effective Time. As a result of the Bank Merger, the outstanding shares of capital stock of Seller Sub shall be converted in the manner provided in Article Two.

1.03. Effective Time

The Merger shall become effective at the time set forth in the respective Articles of Merger that shall be filed with the Secretary of State of the State of West Virginia (the “West Virginia Secretary of State”) in accordance with the WVBCA (the “West Virginia Articles of Merger for the Merger”) and the Secretary of State of the State of Ohio (the “Ohio Secretary of State”) in accordance with the OGCL (the “Ohio Articles of Merger for the Merger”). The Bank Merger shall become effective at the time set forth in the Articles of Merger that shall be filed with the West Virginia Secretary of State in accordance with the WVBCA (the “West Virginia Articles of Merger for the Bank Merger”) and the Articles of Merger that shall be filed with the Ohio Secretary of State in accordance with the OGCL (the “Ohio Articles of Merger for the Bank Merger”); provided, however, that the Bank Merger shall not become effective until after the Merger has become effective. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.04. Effects of the Merger

At the Effective Time:

(a)	the articles of incorporation of Buyer as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation;

(b)	the bylaws of Buyer as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(c)

subject to Section 6.07, the directors of Buyer immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each of whom shall serve in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(d)

the officers of Buyer immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation;

(e)	each Buyer Share that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Seller shall become the debts, liabilities and duties of the Surviving Corporation;

(g)	the Merger shall have any additional effects prescribed in Section 31D-11-1107 of the WVBCA and Section 1701.79 of the OGCL;

(h)	the Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Merger and the Ohio Articles of Merger for the Merger; and

(i)	the location of the principal office of the Surviving Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.05. Effects of the Bank Merger

Immediately following the Effective Time of the Bank Merger:

(a)	the articles of incorporation of Buyer Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank Corporation;

(b)	the bylaws of Buyer Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank Corporation;

(c)

subject to Section 6.07, the directors of Buyer Sub immediately prior to the Effective Time shall become the directors of the Surviving Bank Corporation, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(d)

the officers of Buyer Sub immediately prior to the Effective Time shall become the officers of the Surviving Bank Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank Corporation;

(e)

each share of capital stock of Buyer Sub that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Bank Merger;

(f)

all of the property, rights, privileges, powers and franchises of Seller Sub shall be vested in the Surviving Bank Corporation, and all debts, liabilities and duties of Seller Sub shall become the debts, liabilities and duties of the Surviving Bank Corporation;

(g)	the Bank Merger shall have the additional effects prescribed in Section 31D-11-1107 of the WVBCA, Section 1701.79 of the OGCL and Section 1115.17 of the ORC;

(h)	the Bank Merger shall have any additional effects prescribed in the West Virginia Articles of Merger for the Bank Merger and the Ohio Articles of Merger for the Bank Merger; and

(i)	the location of the principal office of the Surviving Bank Corporation shall be One Bank Plaza, Wheeling, WV 26003.

1.06. Tax Consequences

It is intended that the Merger and the Bank Merger shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code and the Treasury Regulations promulgated thereunder. Buyer, Buyer Sub, Seller and Seller Sub each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the legal opinions contemplated by Sections 8.01(c) and 8.02(c), which certificates shall be effective as of the date of such opinions.

1.07. Possible Alternative Structures

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article Eight, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger described in Section 1.01 hereof and/or the Bank Merger described in Section 1.02 hereof, provided that (i) such modification does not prevent the rendering of the opinions contemplated by Sections 8.01(c) and 8.02(c); (ii) the consideration to be paid to the holders of Seller Shares under this Agreement is not thereby changed in kind or value or reduced in amount; and (iii) such modification will not delay materially or jeopardize receipt of any required regulatory approvals, consents or waivers or other consents and approvals relating to the consummation of the Merger or the Bank Merger. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.08. Additional Actions

If, at any time after the Effective Time, Buyer or Buyer Sub, as applicable, shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller or Seller Sub, or (ii) otherwise carry out the purposes of this Agreement, Seller, Seller Sub and their respective officers and directors shall be deemed to have granted to Buyer and Buyer Sub an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer or Buyer Sub its right, title or interest in, to or under any of the rights, properties or assets of Seller and Seller Sub or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Sub are authorized in the name of Seller, Seller Sub or otherwise to take any and all such action.

1.09. Absence of Control

Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, it is the intent of the parties to this Agreement that neither Buyer nor Seller by reason of the execution and delivery of this Agreement shall be deemed (until consummation of the Merger) to control, directly or indirectly, the other party or any of its respective Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

ARTICLE TWO

CONVERSION OF SHARES AND OPTIONS; SURRENDER OF CERTIFICATES

2.01. Conversion of Seller Shares

At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Sub, Seller, Seller Sub or the holder of any of the securities referenced below:

(a)

Subject to the other provisions of this Article Two, each Seller Share issued and outstanding immediately prior to the Effective Time (other than Seller Shares held directly or indirectly by Buyer or any Subsidiaries (as defined below) of Buyer or Seller (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 2.01(b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, subject to the provisions set forth in this Agreement, 0.80 (the “Exchange Ratio”) of a Buyer Share. The 0.80 of a Buyer Share to be issued in exchange for each Seller Share pursuant to this Section 2.01 is sometimes referred to herein as the “Merger Consideration.”

(b)

At the Effective Time, all Seller Shares that are owned directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (other than Seller Shares (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary or agency capacity for the benefit of third parties (any such shares, and Buyer Shares that are similarly held, whether held directly or indirectly by Buyer or Seller, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Buyer or Seller or any of their respective Subsidiaries, directly or indirectly, in respect of a debt previously contracted (any such Seller Shares, and Buyer Shares that are similarly held, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no Buyer Shares, cash or other consideration shall be delivered in exchange therefor. At the Effective Time, all Buyer Shares that are owned by Seller or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer without any consideration therefor.

2.02. Seller Equity Awards

(a)

(i) Except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, at the Effective Time, each option (or portion thereof) granted by Seller to purchase Seller Shares under Seller’s stock compensation and stock based incentive plans (the “Seller Stock Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (each, a “Seller Stock Option”) shall without any further action on the part of Buyer, Seller or any holder thereof, be cancelled and terminated and converted into the right to receive an amount of cash in respect of each Net Option Share subject to such Seller Stock Option equal to the product of (i) the Exchange Ratio and (ii) the Average Closing Price (the “Option Payment Amount”). The Option Payment Amount payable to any holder of a Seller Stock Option shall be reduced by any applicable tax withholding. As promptly as practicable following the Effective Time, Buyer shall deposit, or shall cause to be deposited, with Seller, for the benefit of the holders of Seller Stock Options, an amount of cash equal to the aggregate Option Payment Amount payable with respect to the Seller Stock Options in immediately available funds to be paid through the Company’s payroll systems. For the avoidance of doubt, except as set forth in Section 2.02(a)(i) of the Seller Disclosure Schedule, each outstanding Seller Stock Option with an exercise price per share that is in excess of the Average Closing Price shall be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger Consideration or any other payment. For purposes hereof, “Net Option Shares” means, with respect to a Seller Stock Option, the quotient of (i) the product of (A) the excess, if any, of the Average Closing Price over the exercise price per share of such Seller Stock Option multiplied by (B) the number of Seller Shares subject to such Seller Stock Option, divided by (ii) the Average Closing Price.

(b)

Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a Seller Share subject to time-based vesting or other time-based lapse restriction granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding immediately prior to the Effective Time (a “Seller Restricted Stock Award”) shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Restricted Stock Award, less applicable tax withholdings.

(c)

Immediately prior to the Effective Time (but contingent upon the Closing), each performance-based equity award in respect of Seller Shares granted under a Seller Stock Plan, other than Seller Stock Options, that is unvested and outstanding at such time (a “Seller Performance Award” and, together with the Seller Stock Options and Seller Restricted Stock Awards, the “Seller Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such Seller Performance Award determined in accordance with Section 5.01(b)(x)-(xi) of the Seller Disclosure Schedule) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each Seller Share underlying such Seller Performance Award, less applicable tax withholdings.

(d)

At or prior to the Effective Time, Seller, the Seller Board and the compensation committee of the Seller Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any Seller or Seller Sub employee consents) that may be necessary to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 2.02 and to ensure that, following the Effective Time, there are no obligations with respect to Seller Equity Awards other than as set forth in this Section 2.02.

2.03. Exchange and Payment Procedures

(a)

Exchange Agent. Buyer shall designate Computershare Investor Services LLC or such other entity as shall reasonably be selected by Buyer to act as agent (the “Exchange Agent”) for purposes of conducting the exchange and payment procedures described in this Section 2.03. Seller shall provide to the Exchange Agent all information reasonably requested by Buyer to be provided to the Exchange Agent in order for it to perform as specified herein.

(b)

Deposit with Exchange Agent; Exchange Fund. At least one business day prior to the Effective Time, Buyer shall provide to the Exchange Agent the number of Buyer Shares representing the aggregate Merger Consideration, together with aggregate cash to be paid in lieu of fractional shares pursuant to Section 2.03(f) hereto, all of which shall be held by the Exchange Agent in trust for the holders of Seller Shares (collectively, the “Exchange Fund”). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Buyer Shares held by it from time to time hereunder, except that it shall receive and hold for the benefit of the recipients of the Buyer Shares until distributed thereto pursuant to the provisions of this Agreement any dividends or other distributions paid or distributed with respect to such Buyer Shares for the account of the persons entitled thereto. The Exchange Fund shall not be used for any purpose other than as set forth in this paragraph. The Exchange Agent shall invest any cash in the Exchange Fund, as directed by Buyer, on a daily basis; provided, however, that all such investments shall be in (i) obligations of, or guaranteed by, the United States of America, (ii) commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard and Poor’s Corporation, or (iii) certificates of deposit of commercial banks (not including any Subsidiary or affiliate of Buyer) with capital exceeding $1.0 billion. All interest and other income resulting from such investments shall be paid to Buyer.

(c)

Surrender of Seller Certificates. As promptly as practicable after the Effective Time, and in no event more than seven (7) business days thereafter, Buyer shall send or cause to be sent to each former holder of record of Seller Shares transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Seller Shares shall pass only upon proper delivery of such certificates to the Exchange Agent). Each holder of an outstanding certificate or certificates that prior to the Effective Time represented Seller Shares (each a “Seller Certificate”) who surrenders one or more such Seller Certificates to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to receive (i) the Merger Consideration for each Seller Share represented by each Seller Certificate surrendered, (ii) any cash in lieu of fractional shares into which the Seller Shares represented by such Seller Certificates have been converted, (iii) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (iv) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. The Exchange Agent shall accept each such Seller Certificate upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices and shall as promptly as practicable issue one or more certificates representing Buyer Shares in accordance with this Agreement. Each Seller Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (a) the applicable Merger Consideration for each Seller Share represented by such Seller Certificate, (b) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (c) any other dividend or distribution applicable to the Seller Shares represented by the Seller Certificate with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (d) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest. No dividends or other distributions with a record date after the Effective Time with respect to Buyer Shares shall be paid to the holder of any unsurrendered Seller Certificate until the holder thereof shall surrender such Seller

Certificate in accordance with this Section 2.03(c). After the surrender of a Seller Certificate in accordance with this Section 2.03(c), the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, that theretofore had become payable with respect to Buyer Shares represented by such Seller Certificates. After the Effective Time, there shall be no further transfer on the records of Seller of a Seller Certificate representing Seller Shares and, if any such Seller Certificate is presented to Seller for transfer, it shall be canceled against delivery of the Merger Consideration for each Seller Share represented by such Seller Certificate as provided in Article Two.

(d)

Lost, Stolen or Destroyed Certificates. If there shall be delivered to the Exchange Agent by any person who is unable to produce any Seller Certificate for Seller Shares for surrender to the Exchange Agent in accordance with this Section 2.03:

(i)	evidence to the reasonable satisfaction of the Surviving Corporation that such Seller Certificate has been lost, wrongfully taken, or destroyed;

(ii)	such security or indemnity as reasonably may be requested by the Surviving Corporation to save it harmless (which may include the requirement to obtain a third party bond or surety); and

(iii)

evidence, to the reasonable satisfaction of the Surviving Corporation, that such person was the owner of the Seller Shares theretofore represented by each such Seller Certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present such Seller Certificate for exchange pursuant to this Agreement;

then the Exchange Agent, in the absence of actual notice to it that any Seller Shares theretofore represented by any such Seller Certificate have been acquired by a bona fide purchaser, shall deliver to such person (A) the applicable Merger Consideration for each Seller Share represented by the lost, stolen or destroyed Seller Certificate, (B) any cash in lieu of fractional shares into which the Seller Shares represented by the Seller Certificate have been converted, (C) any other dividend or distribution with a record date after the Effective Time theretofore paid with respect to Buyer Shares issuable in the Merger, and (D) subject to compliance with Section 7.08, any dividend or distribution with respect to Seller Shares with a record date prior to the Effective Time, in each case without interest, that such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed Seller Certificate.

(e)

No Further Ownership Rights in Seller Shares. All cash in lieu of fractional Buyer Shares and Buyer Shares issued upon conversion of Seller Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Seller Shares; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Seller (but only in compliance with the terms of this Agreement) on such Seller Shares prior to the Effective Time and which remain unpaid at the Effective Time, subject to compliance with Section 7.08.

(f)	No Fractional Buyer Shares.

(i)

No certificates or scrip representing fractional Buyer Shares shall be issued upon the surrender for exchange of Seller Certificates evidencing Seller Shares, and such fractional Buyer Share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

(ii)

Each holder of Seller Shares who would otherwise be entitled to receive a fractional Buyer Share shall instead receive from the Exchange Agent an amount of cash, without interest, equal to the product obtained by multiplying (a) the fractional Buyer Share (rounded to the nearest thousandth when expressed in decimal form) interest to which such holder (after taking into account all Seller Shares held at the Effective Time by such holder) would otherwise be entitled by (b) the Average Closing Price.

(g)	Termination of Exchange Fund. Any portion of the Exchange Fund delivered to the Exchange Agent by Buyer pursuant to Section 2.03(b) that remains undistributed to the shareholders of Seller for twelve months after the Effective Time may be delivered to the Surviving Corporation, upon the Surviving Corporation’s demand, and any shareholders of Seller who have not theretofore complied with this Article Two shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest and any dividends or distributions with respect to Buyer Shares issuable in the Merger, in each case without interest.

(h)

No Liability. None of Buyer, Seller, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of Seller Shares for any payment of the Merger Consideration, any cash in lieu of fractional Buyer Share interest or any dividends or distributions with respect to Buyer Shares issuable in the Merger delivered to a public official as and if required by any applicable abandoned property, escheat or similar law.

(i)

Withholding Rights. Buyer, the Surviving Corporation and the Exchange Agent each shall be entitled to deduct and withhold from any cash consideration otherwise payable pursuant to this Agreement to any holder of Seller Certificates such amounts as Buyer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) tax law. To the extent that amounts are properly withheld and paid over to the appropriate taxing authority by Buyer, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Seller Certificates in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent.

(j)

Waiver. Buyer, the Surviving Corporation and the Exchange Agent may from time to time, in the case of one or more persons, waive one or more of the rights provided to it in this Article Two to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

2.04. No Dissenters’ Rights

Anything contained in this Agreement or elsewhere to the contrary notwithstanding, no outstanding Seller Shares, Seller Equity Awards or other shares of Seller’s capital stock shall have any dissenters’ or appraisal rights under the OGCL, the ORC or otherwise.

2.05. Anti-Dilution Provisions

In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the number of outstanding Buyer Shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities (or Buyer establishes a record date for effecting any such change to the outstanding Buyer Shares) as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar changes in Buyer’s capitalization, excluding an acquisition by Buyer involving an exchange of Buyer Shares not resulting in a recapitalization of Buyer, appropriate and proportionate adjustment shall be made to the Merger Consideration. Nothing contained herein shall be deemed to permit any action that may be proscribed by this Agreement.

2.06. Conversion of Seller Sub Capital Stock

Immediately after the date and time at which the Bank Merger shall become effective, each issued and outstanding share, and each share held in the treasury, of capital stock of Seller Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, be canceled without any conversion or issuance of any shares of capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation with respect thereto. No shares of the capital stock of Buyer, Buyer Sub, the Surviving Corporation or the Surviving Bank Corporation shall be issued or exchanged, and no consideration shall be given, for shares of Seller Sub, and each then-issued and outstanding share, and each share then held in the treasury, of capital stock of Buyer Sub shall, by virtue of the Bank Merger and without any action on the part of Buyer, Buyer Sub, the Surviving Corporation, the Surviving Bank Corporation, Seller, Seller Sub or the holder thereof, continue as one share of capital stock of the Surviving Bank Corporation having the same designations, preferences, limitations, and rights as such share of capital stock of Buyer Sub immediately prior to the Bank Merger.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

3.01. Representations and Warranties of Seller and Seller Sub

Except as set forth on the Seller Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Seller and Seller Sub hereby jointly and severally represent and warrant to Buyer and Buyer Sub as follows:

(a)	Corporate Status.

(i)

Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) registered as a financial holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller. True and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of Seller, in each case as amended to the date of this Agreement, have been (a) made available by Seller to Buyer and (b) filed as exhibits to one or more Seller Filed SEC Documents.

(ii)

Set forth in Section 3.01(a)(ii) of the Seller Disclosure Schedule is a complete list of each Subsidiary of each of Seller and Seller Sub (each, a “Seller Subsidiary” and collectively, the “Seller Subsidiaries”). Seller has no “Significant Subsidiary” (as defined in Rule 1-02 or Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the Seller Subsidiaries listed on Exhibit 21 to Seller’s Annual Report on Form 10-K for Seller’s fiscal year ended December 31, 2023. Seller has furnished to Buyer true and complete copies of the articles of incorporation and code of regulations (or comparable governing instruments) of each Seller Subsidiary, in each case as amended to the date of this Agreement.

(iii)

Seller Sub (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, (b) an Ohio state-chartered bank, (c) is regulated by the Ohio Division of Financial Institutions (the “Ohio Division”) and the Federal Deposit Insurance Corporation (the “FDIC”), (d) a member in good standing of the Federal Home Loan Bank of Cincinnati, (e) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (f) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Seller or Seller Sub. The deposit accounts of Seller Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv)

Each of the Seller Subsidiaries other than Seller Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Seller or Seller Sub.

(v)

As used in this Agreement, (A) any reference to any event, circumstance, development, change or effect being “material” with respect to any entity means an event, circumstance, development, change or effect which is material in relation to the financial condition, properties, business or results of operations of such entity and its Subsidiaries taken as a whole and (B) the terms “material adverse effect” or “material adverse change” mean, with respect to an entity, an event, circumstance, development, change or effect that individually, or taken in the aggregate together with all other changes, circumstances, developments, occurrences, or effects, is or is reasonably likely to be materially adverse to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole or on the ability of such entity to perform its obligations under this Agreement or consummate the Merger or the Bank Merger and the other material transactions contemplated by this Agreement; provided, however, that in any case, any state of facts, change, development, event, effect, condition or occurrence of a material adverse effect or material adverse change shall not be deemed to include effects or changes to the extent such effects or changes result from, (i) changes in the economy of a region in which the entity operates or of the United States or the world as a whole (including changes in interest rates) or the United States securities markets in general; (ii) changes in laws or regulations affecting banks or savings banks or their holding companies generally, or interpretations thereof by Governmental Authorities; (iii) any litigation, claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transaction this Agreement contemplates or loss of current or prospective customers, employees or revenues arising from the execution of this Agreement; (iv) any transaction costs of the Merger generally; (v) payments made in the nature of severance payments or payments made pursuant to the change in control provisions of employment agreements or change in control or severance plans of Seller or any Seller Subsidiary or payments made pursuant to Section 6.02(b) or losses, charges or expenses resulting from loan sales contemplated by Section 5.09; (vi) changes, after the date hereof, in accounting principles generally accepted in the United States (“GAAP”) or applicable regulatory accounting requirements; (vii) changes, after the date hereof, in global, national or regional political conditions (including events of war or acts of terrorism); or (viii) consummation or public disclosure of the transactions contemplated hereby or actions that are expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby; (ix) any national or international calamity, disaster or emergency or any escalation thereof; and (x) any disease outbreaks, epidemics or pandemics, or any evolutions or mutations thereof, following the date of this Agreement and the governmental and other response thereto; provided, however, that in no event shall a decrease in the trading price of Seller Shares or Buyer Shares, absent any other event, change or effect that has had or would reasonably be expected to have a material adverse effect, or litigation relating thereto, be considered a material adverse effect or material adverse change; and provided, further, that any state of facts, change, development, circumstance, event, effect, condition or occurrence referred to in clauses (i), (ii), (vi) or (vii) immediately above shall be taken into account in determining whether a material adverse effect or material adverse change has occurred to the extent that such state of facts, change, development, circumstance, event, effect, condition or occurrence has a disproportionate effect on Seller or Buyer, as the case may be, compared to other similarly situated community banking organizations operating in the geographic regions in which the Seller or Buyer, as the case may be, conduct their business. Any reference to “knowledge” of a party means the actual knowledge of the executive officers of the party as set forth in Section 3.01(a)(v) of the Seller and Buyer Disclosure Schedules, respectively.

(b)	Capitalization of Seller.

(i)

As of the date of this Agreement, the authorized capital of Seller consists solely of (A) 50,000,000 Seller Shares, of which 35,838,513 Seller Shares were issued and outstanding, and (B) 5,000,000 shares of preferred stock, $.01 par value per share (“Seller Preferred Stock”), no shares of which are issued and outstanding. As of the date of this Agreement, 7,458,746 Seller Shares were held in Seller’s treasury. All outstanding Seller Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Seller Shares have been issued in compliance in all material respects with all applicable federal and state securities laws. As of the date of this Agreement, there were (a) 200,567 Seller Shares granted in respect of outstanding Seller Restricted Stock Awards; (b) 28,175 Seller Shares reserved for issuance upon the exercise of outstanding Seller Stock Options; and (c) 229,398 Seller Shares reserved for issuance upon settlement of outstanding Seller Performance Awards. Seller has furnished to Buyer a true, complete and correct copy of each of the Seller’s Stock Plans, and a list of all participants in the Seller Stock Plans as of the date hereof is set forth in Section 3.01(b)(i) of the Seller Disclosure Schedule.

(ii)

As of the date of this Agreement, except for this Agreement and the Seller Equity Awards, there are no options, warrants, calls, rights, commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Seller Shares or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Seller to repurchase, redeem or otherwise acquire any Seller Shares except for such obligations arising under the Seller Stock Plans.

(iii)

Except as disclosed in Section 3.01(b)(iii) of the Seller Disclosure Schedule, since December 31, 2023, Seller has not (A) issued or permitted to be issued any Seller Shares, or securities exercisable for or convertible into Seller Shares, other than upon exercise of the Seller Stock Options, vesting of Seller Restricted Stock Awards or settlement of Seller Performance Awards, in each case granted prior to the date hereof under the Seller Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Seller Subsidiary or otherwise, any Seller Shares; or (C) declared, set aside, made or paid to the shareholders of Seller dividends or other distributions on the outstanding Seller Shares.

(iv)

Except as disclosed in Section 3.01(b)(iv) of the Seller Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Seller or Seller Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which Seller’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Seller and Seller Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(c)

Seller Subsidiaries. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller and Seller Sub own of record and beneficially, directly or indirectly, all of the issued and outstanding equity securities of the Seller Subsidiaries. There are no options, warrants, calls, rights, commitments or agreements of any character to which Seller, Seller Sub or any other Seller Subsidiary is a party or by which any of them is bound obligating any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities of such Seller Subsidiary (other than to Seller) or obligating Seller, Seller Sub or such other Seller Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments, understandings or arrangements relating to Seller’s rights to vote or to dispose of the equity securities of any Seller Subsidiary, and all of the equity securities of each Seller Subsidiary held by Seller are fully paid and non-assessable and are owned by Seller free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. Except as set forth in Section 3.01(c) of the Seller Disclosure Schedule, Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind, other than the Seller Subsidiaries. Seller has no outstanding indebtedness that is secured by any capital stock of any Seller Subsidiary.

For purposes of this Agreement, “Subsidiary” has the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”).

(d)

Corporate Authority. All corporate actions of Seller and Seller Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Seller and Seller Sub, as applicable, have been duly and validly taken, except for the adoption of this Agreement by the Required Seller Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Seller Board has, by unanimous vote of the directors of Seller, duly adopted resolutions (i) authorizing and adopting this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at a meeting of Seller’s shareholders to be held as promptly as practicable and (iv) recommending that Seller’s shareholders approve this Agreement in accordance with the provisions of Section 7.06(f) hereof. The Board of Directors of Seller Sub has, by unanimous vote of the directors of Seller Sub, duly adopted resolutions (i) authorizing and adopting this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Seller Sub and its sole shareholder that Seller Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Seller Sub’s sole shareholder as promptly as practicable and (iv) recommending that Seller Sub’s sole shareholder approve this Agreement. The Seller Board has approved and directed that Seller, as the sole shareholder of Seller Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(e)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Seller and Seller Sub, and, assuming the due authorization, execution and delivery of this Agreement by Buyer and Buyer Sub, constitutes a valid and binding obligation of Seller and Seller Sub, enforceable against Seller and Seller Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Seller and Seller Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Seller Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(f)

Financial Statements of Seller. Seller has furnished to Buyer consolidated financial statements of Seller consisting of the consolidated statements of financial condition as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, including accompanying notes and the report thereon of Crowe LLP, dated February 28, 2024, as included in Seller’s Annual Report on Form 10-K for its fiscal year ended

December 31, 2023 that has been filed with the SEC, and the unaudited consolidated statements of financial condition as of March 31, 2024 (the “Seller Balance Sheet Date”) and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the three months then ended, as reported in Seller’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 that has been filed with the SEC (all of such consolidated financial statements are collectively referred to herein as the “Seller Financial Statements”). The Seller Financial Statements comply as to form in all material respects with applicable accounting requirements, have been prepared in accordance with GAAP (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in such statements or in the notes thereto) and fairly present in all material respects the consolidated financial position of Seller and the Seller Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)	SEC Matters; Sarbanes-Oxley.

(i)

Seller and the Seller Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Seller or any of the Seller Subsidiaries subsequent to December 31, 2020 under the Securities Act of 1933, as amended (the “Securities Act”), or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Seller SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Seller. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Seller and the Seller Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or the Seller Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Seller. Seller (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Seller, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Seller’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Seller’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Seller’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Seller’s outside auditors and the audit committee of the Seller Board (1) any significant deficiencies and material weaknesses in the design or operation of Seller’s internal control over financial reporting that are reasonably expected to adversely affect Seller’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Seller (or each former principal executive officer and each former principal financial officer of Seller, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the applicable Seller SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Seller nor any of the Seller Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Seller or any of the Seller Subsidiaries. Seller is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller. As of the date hereof, Seller does not have any reason to believe that Seller’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Seller nor any of the Seller Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of the Seller Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of the Seller Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Seller or any of the Seller Subsidiaries, whether or not employed by Seller or any of the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to the Seller Board or any committee thereof or to any director or officer of Seller.

(iv)

During the periods covered by the Seller Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Seller SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Crowe LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Seller on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(v)

Since the date of Seller’s last definitive proxy statement for its annual meeting of its shareholders and except as disclosed in the Seller SEC Documents filed and publicly available prior to the date of this Agreement (the “Seller Filed SEC Documents”) (including the financial statements included therein) or Section 3.01(g) of the Seller Disclosure Schedule, no event has occurred that would be required to be reported by the Seller pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(h)

Absence of Undisclosed Liabilities. Except as set forth in the Seller Filed SEC Documents (including the financial statements included therein) or in Section 3.01(h) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Seller Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Financial Statements or otherwise disclosed in Section 3.01(h) of the Seller Disclosure Schedule and except as arising hereunder, all debts, liabilities, guarantees and obligations of Seller and the Seller Subsidiaries incurred since the Seller Balance Sheet Date have been incurred in the ordinary course of business consistent with past practice and are usual and normal in amount, both individually and in the aggregate.

(i)

Absence of Changes. Except (i) as set forth in the Seller Filed SEC Documents, (ii) as set forth in Section 3.01(i) of the Seller Disclosure Schedule or (iii) in the ordinary course of business consistent with past practice, since the Seller Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and, to the knowledge of Seller, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(j)

Loan Documentation. The documentation (“Loan Documentation”) governing or relating to the material loan and credit-related assets (“Loan Assets”) included in the loan portfolio of the Seller Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Seller Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Seller. Except as set forth in Section 3.01(j) of the Seller Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would have a material adverse effect on Seller. All loans and extensions of credit that have been made by the Seller Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(k)	Loans; Nonperforming and Classified Assets.

(i)

To Seller’s knowledge, except as would not reasonably be expected to have a material adverse effect on Seller, each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit, loan commitments and loan guaranties (collectively, “Loans”), on Seller’s or any Seller Subsidiary’s books and records, was made and has been serviced in accordance with Seller’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests that have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Seller has previously furnished to Buyer complete and correct copies of its and the Seller Subsidiaries’ lending policies. The deposit and loan agreements of Seller and each Seller Subsidiary comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Seller Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Seller or Seller Sub.

(ii)

Section 3.01(k) of the Seller Disclosure Schedule discloses as of the Seller Balance Sheet Date with respect to Seller and the Seller Subsidiaries: (A) any Loan in the amount of $1,000,000 or more (“Seller Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Seller, in default of any other provision thereof; (B) each Loan that has been classified as “troubled debt restructuring,” “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by Seller, the Seller Subsidiaries or a Governmental Authority (the “Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Seller Loan with any director, executive officer or five percent (5%) or greater shareholder of Seller, or to the knowledge of Seller, any person controlling, controlled by or under common control with any of the foregoing. All Loans that are classified as “insider transactions” by Regulation O of the Federal Reserve (each an “Insider Transaction”) have been made by Seller or any of the Seller Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(l)

Reports and Records. Seller and the Seller Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Ohio Division of Financial Institutions (the “ODFI”), the FDIC and the Federal Home Loan Bank of Cincinnati (the “FHLB”), except for such reports and records the failure to file or maintain would not have a material adverse effect on Seller. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not have a material adverse effect on Seller. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not have a material adverse effect on Seller. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Seller or any of the Seller Subsidiaries.

(m)

Taxes. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have timely filed (including all applicable extensions) all material returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the “Tax Returns”) with respect to all material federal, state, local and foreign income, gross income, gross receipts, gains, premium, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupancy, license, lease, environmental, customs, duties, property, windfall profits and other taxes (including any interest, penalties or additions to tax with respect thereto, individually, a “Tax” and, collectively, “Taxes”) required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns, as amended, are true, correct and complete in all material respects. Seller and the Seller Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Seller Financial Statements or have arisen in the ordinary course of business since the Seller Balance Sheet Date. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither the Internal Revenue Service (the “IRS”) nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Seller, is threatening to assert against Seller or any Seller Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Seller or any Seller Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Seller Financial Statements are adequate in all material respects for the periods covered. Seller and the Seller Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Seller. There are no liens for Taxes upon the assets of Seller or any Seller Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule or in the Seller Filed SEC Documents, neither Seller nor any Seller Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Seller is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(n)

Property and Title. Section 3.01(n) of the Seller Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Seller or the Seller Subsidiaries and used in the business of Seller and the Seller Subsidiaries (collectively, the “Seller Real Properties”). The Seller Real Properties constitute all of the material real property and interests in real property used in the businesses of Seller and the Seller Subsidiaries. Copies of all leases of Seller Real Properties to which Seller or any Seller Subsidiary is a party have been provided to Buyer. The Seller Real Properties leasehold interests subject to such leases have not been assigned or subleased. All Seller Real Properties that are owned by Seller or any Seller Subsidiary are free and clear of all mortgages, liens, security interests, defects, encumbrances, easements, restrictions, reservations, conditions, covenants, agreements, encroachments, rights of way and zoning laws, except (i) those set forth in Section 3.01(n) of the Seller Disclosure Schedule; (ii) easements, restrictions, reservations, conditions, covenants, rights of way, zoning laws and other defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iii) the lien of current taxes not yet due and payable and (iv) other defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. Seller and the Seller Subsidiaries own, and are in rightful possession of, and have good title to, all of the other material assets used by Seller or any Seller Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Seller or any Seller Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 3.01(n) of the Seller Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller. The assets of Seller and the Seller Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Seller and the Seller Subsidiaries as such businesses are presently being conducted. To Seller’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Seller or the Seller Subsidiaries of any of the Seller Real Properties in the manner such Seller Real Properties are used as of the date of this Agreement.

(o)

Legal Proceedings. Except as set forth in the Seller Filed SEC Documents or in Section 3.01(o) of the Seller Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to Seller’s and Seller Sub’s knowledge, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could have a material adverse effect on Seller or Seller Sub; or (ii) against or by Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(p)

Regulatory Matters. Except as disclosed (to the extent permitted by applicable law) in Section 3.01(p) of the Seller Disclosure Schedule, none of Seller, the Seller Subsidiaries and the respective properties of Seller and the Seller Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any court or federal or state governmental agency or authority, including any such agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve, the ODFI, the FDIC, the FHLB and the SEC) or the supervision or regulation of Seller or the Seller Subsidiaries (collectively, the “Regulatory Authorities”) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has been advised by any of the Regulatory Authorities that any of such Regulatory Authorities are contemplating issuing or requesting (or are considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller. Seller Sub is “well-capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1)).

(q)

No Conflict. Except as disclosed in Section 3.01(q) of the Seller Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby by Seller and Seller Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any administrative agency or commission or other federal, state or local governmental authority or instrumentality (each, a “Governmental Authority”) applicable to Seller or Seller Sub or any of their respective properties; (B) the articles of incorporation or code of regulations (or comparable governing instruments) of Seller, or the governing instruments of Seller Sub; (C) any material agreement, indenture or instrument to which Seller or Seller Sub is a party or by which it or its properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Seller or Seller Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Seller; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Seller or any of the Seller Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Seller; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Seller or any of the Seller Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not have a material adverse effect on Seller.

(r)

Brokers, Finders and Others. Except for the fees paid or payable to Piper Sandler & Co., Seller’s financial advisor (“Seller’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Seller or Seller Sub to, any broker, finder, intermediary, or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(s)

Employment Agreements. Except as disclosed in Section 3.01(s) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any employment, change in control, retention, severance or consulting agreement not terminable at will by Seller or such Seller Subsidiary. Neither Seller nor any Seller Subsidiary is a party to, bound by or negotiating any collective bargaining agreement, nor are any of their respective employees represented by any labor union or similar organization. Seller and each Seller Subsidiary are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, other than any noncompliance that, individually or in the aggregate, would not have a material adverse effect on Seller, and neither Seller nor any Seller Subsidiary has engaged in any unfair labor practice that would have a material adverse effect on Seller.

(t)	Employee Benefit Plans.

(i)

Section 3.01(t)(i) of the Seller Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Seller Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option (including, without limitation, the Seller Stock Plans), severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Seller or any Seller Subsidiary and with respect to which one of the following applies (1) in which any employee or former employee (the “Seller Employees”), consultant or former consultant (the “Seller Consultants”), officer or former officer (the “Seller Officers”), or director or former director (the “Seller Directors”) of Seller or any Seller Subsidiary participates or (2) to which any such Seller Employees, Seller Consultants, Seller Officers or Seller Directors are parties or (B) any Seller ERISA Affiliate (as defined below) (collectively, the “Seller Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Seller Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Seller Employees, Seller Consultants, Seller Officers or Seller Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Seller Employees or (B) by persons or entities who are not Seller ERISA Affiliates (as defined below). Neither Seller nor any Seller Subsidiary has any commitment to create any additional Seller Compensation and Benefit Plan or to modify or change any existing Seller Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Seller, each Seller Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act of 1967 (the “Age Discrimination in Employment Act”), or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Seller Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Seller Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Seller Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion letter from the IRS upon which Seller is entitled to rely, and Seller is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter or opinion letter. Each Seller Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Seller Compensation and Benefit Plan. There is no material pending or, to the knowledge of Seller, threatened legal action, suit or claim relating to the Seller Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Seller nor any Seller Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Seller Compensation and Benefit Plan that would reasonably be expected to subject Seller or any Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Seller or any subsidiary of Seller with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Seller ERISA Affiliate Plan”) which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Seller ERISA Affiliate”). During the six years prior to the Effective Time, none of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Seller Compensation and Benefit Plan or by any Seller ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Seller Pension Plan or Seller ERISA Affiliate Plan and, to Seller’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the Department of Labor (“DOL”), the IRS or any other Governmental Authority with respect to any Seller Compensation and Benefit Plan and, to Seller’s knowledge, no such investigation or action is threatened or anticipated. Under each Seller Pension Plan and Seller ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Seller Pension Plan or Seller ERISA Affiliate Plan), did not exceed the then current value of the assets of such Seller Pension Plan or Seller ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Seller Pension Plan or Seller ERISA Affiliate Plan nor any amendment or other change to such Seller Pension Plan or Seller ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Seller.

(iv)

All contributions required to be made under the terms of any Seller Compensation and Benefit Plan or Seller ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Seller or any Seller Subsidiary is a party have been timely made or have been reflected on the Seller Financial Statements. Neither any Seller Pension Plan nor any Seller ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and all required payments to the PBGC with respect to each Seller Pension Plan or Seller ERISA Affiliate Plan have been made on or before their due dates. None of Seller, any Seller Subsidiary nor any Seller ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Seller Pension Plan or to any Seller ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Seller.

(v)

Except as disclosed in Section 3.01(t)(v) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any obligations to provide retiree health benefits, life insurance or other retiree death benefits under any Seller Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code or similar state law or those derived from a Seller Pension Plan.

(vi)	Seller and the Seller Subsidiaries do not maintain any foreign Seller Compensation and Benefit Plans.

(vii)

With respect to each material Seller Compensation and Benefit Plan, if applicable, Seller has made available or furnished to Buyer, true and complete copies of the existing: (A) Seller Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 3.01(t)(viii) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment or service prior to or following the Effective Time), reasonably be expected to (A) entitle any Seller Employee, Seller Consultant or Seller Director to any payment from Seller or any Seller Affiliate (including severance pay or similar compensation, other than severance pay or compensation as otherwise provided under Section 6.02(a)) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Seller Compensation and Benefit Plan, other than as provided under Section 2.02, or (C) result in any material increase in benefits payable under any Seller Compensation and Benefit Plan.

(ix)

Except as disclosed on Section 3.01(t)(ix) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary maintains any compensation plans, programs or arrangements, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(u)

Compliance with Laws. Except as set forth on Section 3.01(u) of the Seller Disclosure Schedule, or except with respect to Environmental Laws (as defined in Section 3.01(y)), Taxes, and Seller Compensation and Benefit Plans, which are the subject of Sections 3.01(y), 3.01(m), and 3.01(t), respectively, each of Seller and the Seller Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Seller;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Seller; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Seller’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Seller; and

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Seller or any Seller Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Seller, which has not been resolved to the satisfaction of the Governmental Authority that sent such notification or communication. There is no event that has occurred that, to the knowledge of Seller, would result in the revocation of any such license, franchise, permit or governmental authorization and that would reasonably be expected to have a material adverse effect on Seller.

(v)	Insurance.

(i)

Except for those underlying Seller Compensation and Benefit Plans, Section 3.01(v) of the Seller Disclosure Schedule lists all of the material insurance policies, binders or bonds maintained by Seller or any Seller Subsidiary and a description of all material claims filed by Seller or any Seller Subsidiary against the insurers of Seller and the Seller Subsidiaries since December 31, 2020. Seller and the Seller Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller and the Seller Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Seller.

(ii)

The savings accounts and deposits of Seller Sub are insured up to applicable limits by the FDIC in accordance with the Federal Deposit Insurance Act, and Seller Sub has appropriately accrued and paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act, except for such failures as would not reasonably be expected to have a material adverse effect on Seller Sub or the availability of such insurance.

(w)

Governmental and Third-Party Proceedings. Except as set forth on Section 3.01(w) of the Seller Disclosure Schedule no consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Seller or the Seller Subsidiaries in connection with the execution, delivery or performance by Seller or Seller Sub of this Agreement or the consummation by Seller or Seller Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of The Nasdaq Stock Market LLC (the “Nasdaq”), (F) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Seller, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Seller does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(x)

Contracts. Section 3.01(x) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Seller Contracts in existence as of the date of this Agreement (other than those which have been performed completely): (A) which involve the payment by or to Seller or any of the Seller Subsidiaries of more than $250,000 in connection with the purchase of property or goods or the performance of services and (B) that are not in the ordinary course of their respective businesses (such contracts, the “Seller Contracts”). True, complete and correct copies of all such Seller Contracts have been made available to Buyer. Neither Seller nor any Seller Subsidiary, nor, to the knowledge of Seller, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller.

(y)

Environmental Matters. Except as otherwise disclosed in Section 3.01(y) of the Seller Disclosure Schedule: (i) Seller and the Seller Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as that term is defined in this Section 3.01(y)), and, to the knowledge of Seller, neither Seller nor any Seller Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, have been threatened in connection with any of Seller’s or any Seller Subsidiary’s activities and any Seller Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Seller, threatened with respect to compliance with Environmental Laws and in connection with any real properties in respect of which any Seller Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Seller Subsidiary Real Estate Collateral”); (iii) to the knowledge of Seller, no claims are pending, or threatened by any third party against Seller, any Seller Subsidiary or with respect to the Seller Real Properties or improvements thereon, or, to the knowledge of Seller, Seller Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (as that term is defined in this Section 3.01(y)) which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Seller or any Seller Subsidiary; (iv) to the knowledge of Seller, no Hazardous Substances have been integrated into the Seller Real Properties or improvements thereon or any component thereof, or Seller Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Seller nor any Seller Subsidiary has knowledge that (A) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Seller or any Seller Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Seller Real Properties or improvements thereon, or Seller Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or materials or equipment containing polychlorinated biphenyls (“PCBs”), which in any event would reasonably be expected to have a material adverse effect on Seller. Seller and the Seller Subsidiaries have made available to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller and the Seller Subsidiaries pertaining to Hazardous Substances in, at, on, under, about, or affecting (or potentially affecting) any Seller Real Properties, or concerning compliance by Seller and the Seller Subsidiaries or any other person for whose conduct they are or may be held responsible, with Environmental Laws.

For purposes of this Agreement, (i) “Environmental Law” means all laws that relate to the protection of the environment, natural resources, or public health and safety, or relating to the production, generation, use, storage, treatment, processing, transportation, disposal or release of Hazardous Substances, including the regulations promulgated thereunder, in each case as of the date of this Agreement, and (ii) “Hazardous Substances” means (A) any hazardous substance as defined by any Environmental Law, (B) any petroleum or other petroleum product and (C) any other materials or substances listed or identified in, or regulated by, any Environmental Law.

(z)

Takeover Laws; No Poison Pill. Seller has taken all action permitted under Seller’s Code of Regulation and bylaws in order to exempt Buyer, the Merger, the Bank Merger, this Agreement, and the transactions contemplated hereby from, and Buyer, the Merger, the Bank Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws or regulations of any state (collectively, “Takeover Laws”) applicable to it, and any comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub. Neither Seller nor Seller Sub is party to any “Rights Agreement,” “Poison Pill” or similar anti-takeover agreement.

(aa)

Seller Information. True and complete copies of all documents listed in the Seller Disclosure Schedule have been made available or furnished to Buyer. Except for the minutes and actions related to the process leading to this Agreement (including regulatory or privileged information) and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in Seller’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of Seller and the Seller Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects.

(bb)

Ownership of Buyer Shares. As of the date hereof, except as otherwise disclosed in Section 3.01(bb) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any of its affiliates, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Buyer Shares.

(cc)

Fairness Opinion. The Seller Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Seller’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Exchange Ratio is fair, from a financial point of view, to Seller’s shareholders.

(dd)

CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Seller Sub’s most recent examination rating under the CRA was “satisfactory” or better. Seller knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions of the CRA or cause the CRA rating of Seller or any Seller Subsidiary to decrease below the “satisfactory” level.

(ee)	Intellectual Property Rights; Data Processing.

(i) Seller and the Seller Subsidiaries own or possess all legal rights, or are licensed or otherwise have the right to use, all proprietary rights, including, without limitation, trademarks, trade names, service marks and copyrights, if any, that are material to the conduct of their existing businesses. Section 3.01(ee) of the Seller Disclosure Schedule sets forth all proprietary rights that are material to the conduct of business of Seller or the Seller Subsidiaries. Neither Seller nor any Seller Subsidiary is bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names that it claims to own. Neither Seller nor any Seller Subsidiary has received any communications alleging that any of them has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or any other proprietary rights of any other person or entity.

(ii) The computer, information technology and data processing systems, facilities and services, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), used by Seller and each of the Seller Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Seller and the Seller Subsidiaries as currently conducted. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Seller and each of the Seller Subsidiaries as currently conducted. To Seller’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Seller or any of the Seller Subsidiaries, and Seller and each of the Seller Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Seller and each of the Seller Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Seller and each of the Seller Subsidiaries in all material respects.

(ff)

Privacy of Customer Information. Seller is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 3.01(ff), “IIPI” shall include any information relating to an identified or identifiable natural person. Neither Seller nor the Seller Subsidiaries have any reason to believe that any facts or circumstances exist, which would cause the collection and use of such IIPI by Seller, the transfer of such IIPI to Buyer, and the use of such IIPI by Buyer as contemplated by this Agreement not to comply with all applicable privacy policies, the Fair Credit Reporting Act of 1970, as amended (the “Fair Credit Reporting Act”), the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”) and all other applicable state, federal and foreign privacy laws, and any contract or industry standard relating to privacy. Seller has taken commercially reasonable measures to ensure that all IIPI in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Seller’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such IIPI by Seller, any Seller Subsidiaries or any other person.

(gg)

Bank Secrecy Act; Patriot Act; FCPA; Money Laundering. Except as set forth in Section 3.01(gg) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any reason to believe that any facts or circumstances exist, which would cause Seller or the Seller Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended and its implementing regulations (31 C.F.R. Chapter X) (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and the regulations promulgated thereunder (the “Patriot Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), any regulations promulgated by the Consumer Financial Protection Bureau (“CFPB”) or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Seller Sub has adopted and Seller Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(hh)

OFAC. Neither Seller nor Seller Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Seller and Seller Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Seller and to the knowledge of Seller Sub, no Subsidiary or affiliate of Seller or Seller Sub is engaging nor has any Subsidiary or affiliate of Seller or Seller Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Seller or Seller Sub has been otherwise associated with, such persons or entities.

(ii)

Investment Management and Related Activities. Except as set forth in Section 3.01(ii) of the Seller Disclosure Schedule, none of Seller, any of the Seller Subsidiaries or Seller’s or the Seller Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(jj)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of Seller necessary to approve this Agreement or consummate the transactions contemplated hereby is the affirmative vote of the holders of at least two-thirds of the outstanding Seller Shares (the “Required Seller Vote”).

(kk)

Reorganization. The Seller has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ll)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Three, none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Seller Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Seller or Seller Sub furnished or made available to Buyer (including any information, documents or material made available to Buyer in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Seller or Seller Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Seller and Seller Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Four.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUB

4.01. Representations and Warranties of Buyer and Buyer Sub

Except as set forth on the Buyer Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described, and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or subsections(s)), Buyer and Buyer Sub hereby jointly and severally warrant and represent to Seller and Seller Sub that:

(a)	Corporate Status.

(i) Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) a bank holding company registered under the BHC Act, (c) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer. True and complete copies of the articles of incorporation and bylaws (or comparable governing instruments) of Buyer, in each case as amended to the date of this Agreement, have been (a) made available by Buyer to Seller and (b) filed as exhibits to one or more Buyer Filed SEC Documents.

(ii) Set forth in Section 4.01(a)(ii) of the Buyer Disclosure Schedule is a complete list of each Subsidiary of each of Buyer and Buyer Sub (each, a “Buyer Subsidiary” and collectively, the “Buyer Subsidiaries”).

(iii) Buyer Sub (a) is a banking corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia, (b) is regulated by the West Virginia Division of Financial Institutions (the “WVDFI”) and the Federal Reserve, (c) is a member in good standing of the Federal Home Loan Bank of Pittsburgh, (d) has the full corporate power and authority to own its property and to carry on its business as presently conducted, and (e) is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer or Buyer Sub. The deposit accounts of Buyer Sub are insured by the FDIC to the fullest extent permitted by applicable law.

(iv) Each of the Buyer Subsidiaries other than Buyer Sub (a) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (b) has full power and authority, corporate or otherwise, to own its property and to carry on its business as presently conducted, and (c) is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a material adverse effect on Buyer or Buyer Sub.

(b)

Corporate Authority. All corporate actions of Buyer and Buyer Sub necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Buyer and Buyer Sub, as applicable, have been duly and validly taken, except for the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by the Required Buyer Vote and subject, in the case of the consummation of the Merger and the Bank Merger, to the filing and recordation of the Ohio Articles of Merger for the Merger, the Ohio Articles of Merger for the Bank Merger, the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger, each as required by the OGCL and the WVBCA, as applicable. The Board of Directors of Buyer (the “Buyer Board”) has duly adopted resolutions (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger, the Bank Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger be submitted to a vote at a meeting of Buyer’s shareholders to be held as promptly as practicable and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger in accordance with the provisions of Section 7.06(g) hereof. The Board of Directors of Buyer Sub has, by unanimous vote of the directors of Buyer Sub, duly adopted resolutions (i) approving this Agreement, the Bank Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of Buyer Sub and its sole shareholder that Buyer Sub enter into this Agreement and consummate the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted for approval by Buyer Sub’s sole shareholder as promptly as practicable and (iv) recommending that Buyer Sub’s sole shareholder approve this Agreement. The Buyer Board has approved and directed that Buyer, as the sole shareholder of Buyer Sub, provide its written consent for its approval of this Agreement and the Bank Merger.

(c)	Capitalization of Buyer.

(i)

As of the date of this Agreement, the authorized capital stock of Buyer consists of (A) 100,000,000 Buyer Shares, of which 59,583,710 Buyer Shares were issued and outstanding, and (B) 1,000,000 preferred shares, no par value per share, of which 150,000 shares were outstanding. As of the date of this Agreement, 8,497,596 Buyer Shares were held in Buyer’s treasury. All outstanding Buyer Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All issued Buyer Shares have been issued in compliance in all material respects with all applicable federal and state securities laws.

(ii)

As of the date of this Agreement, except for this Agreement and equity awards in respect of Buyer Shares granted under Buyer’s stock compensation and stock based incentive plans (the “Buyer Stock Plans”), there are no options, warrants, calls, rights, commitments or agreements of any character to which Buyer is a party or by which it is bound obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Buyer Shares or obligating Buyer to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Buyer to repurchase, redeem or otherwise acquire any Buyer Shares except for such obligations arising under the Buyer Stock Plans.

(iii)

Except as disclosed in Section 4.01(c)(iii) of the Buyer Disclosure Schedule, since December 31, 2023, Buyer has not (A) issued or permitted to be issued any Buyer Shares, or securities exercisable for or convertible into Buyer Shares, other than in connection with equity awards in respect of Buyer Shares, in each case granted prior to the date hereof under the Buyer Stock Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, through any Buyer Subsidiary or otherwise, any Buyer Shares; or (C) declared, set aside, made or paid to the shareholders of Buyer dividends or other distributions on the outstanding Buyer Shares.

(iv)

Except as disclosed in Section 4.01(c)(iv) of the Buyer Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Buyer or Buyer Sub are issued or outstanding. No bonds, debentures, notes or other indebtedness of Buyer having the right to vote on any matters on which Buyer’s shareholders may vote are issued or outstanding. All outstanding bonds, debentures, notes, trust preferred securities or other similar obligations of Buyer and Buyer Sub were issued in compliance in all material respects with all applicable laws, rules and regulations.

(v)

The Buyer Shares to be issued in exchange for Seller Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to any preemptive or other statutory right of Buyer shareholders and will be issued in compliance with applicable United States federal and state securities laws.

(d)

Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Buyer and Buyer Sub, and assuming the due authorization, execution and delivery by Seller and Seller Sub, constitutes the legal, valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator, bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Buyer and Buyer Sub has the right, power, authority and capacity to execute and deliver this Agreement and, subject to obtaining the Required Buyer Vote, the obtaining of appropriate approvals, consents or waivers by Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods and required filings under Federal and state securities laws, to perform its obligations under this Agreement.

(e)

No Conflict. Except as disclosed in Section 4.01(e) of the Buyer Disclosure Schedule and subject to the required approval of this Agreement by the Required Seller Vote and approval of this Agreement and the issuance of the Buyer Shares under this Agreement by the Required Buyer Vote, the receipt of the required approvals or consents of Regulatory Authorities and Governmental Authorities, or the provision of any notice required thereto, the expiration of applicable regulatory waiting periods and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement by Buyer and Buyer Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any Governmental Authority applicable to Buyer or Buyer Sub or any of their respective properties; (B) the articles of incorporation or bylaws of Buyer or Buyer Sub; (C) any material agreement, indenture or instrument to which Buyer or Buyer Sub is a party or by which it or their properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Buyer or Buyer Sub, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not have a material adverse effect on Buyer; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Buyer or Buyer Subsidiaries, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Buyer or any of the Buyer Subsidiaries, other than such violations, cancellations, modifications, revocations or suspensions that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(f)	SEC Filings; Sarbanes Oxley.

(i)

Buyer and the Buyer Subsidiaries have filed or furnished all reports, registration statements, proxy statements and information statements required to be filed by Buyer or any of the Buyer Subsidiaries subsequent to December 31, 2020 under the Securities Act or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act with the SEC (together with all information incorporated therein by reference, the “Buyer SEC Documents”), except for any reports, registration statements, proxy statements or information statements that the failure to file would not have a material adverse effect on Buyer. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, as subsequently supplemented or amended prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)

The records, systems, controls, data and information of Buyer and the Buyer Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or the Buyer Subsidiaries or their accountants, attorneys, or transfer agents (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Buyer. Buyer (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that information relating to Buyer, including its consolidated Subsidiaries, that it is required to disclose in the reports that it files or submits under the Exchange Act is made known to the Buyer’s management, including its principal executive officer and the principal financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, and (B) Buyer’s principal executive officer and/or principal financial officer have disclosed, based on their most recent evaluation of Buyer’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) prior to the date hereof, to Buyer’s outside auditors and the audit committee of the Buyer Board (1) any significant deficiencies and material weaknesses in the design or operation of Buyer’s internal control over financial reporting that are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Each of the principal executive officer and the principal financial officer of Buyer (or each former principal executive officer and each former principal financial officer of Buyer, as applicable) has made all certifications required by Rule 13a-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Buyer SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Buyer nor any of the Buyer Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Buyer or any of the Buyer Subsidiaries. Buyer is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer. As of the date hereof, Buyer does not have any reason to believe that Buyer’s principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to Rule 13a-14 promulgated under the Exchange Act when next due.

(iii)

Since December 31, 2020, (A) through the date hereof, neither Buyer nor any of the Buyer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Buyer Board or any committee thereof or to any director or officer of Buyer.

(iv)

During the periods covered by the Buyer Financial Statements with respect to periods ended prior to the date of this Agreement, the independent registered public accounting firm engaged to express its opinion with respect to the financial statements included in the Buyer SEC Documents is, and has been throughout the periods covered thereby “independent” within the meaning of Rule 2-01 of Regulation S-X. Ernst & Young LLP has not resigned or been dismissed as a result of or in connection with any disagreement with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(g)

Financial Statements of Buyer. Buyer has furnished to Seller consolidated financial statements of Buyer consisting of the consolidated balance sheets as of December 31, 2023 and December 31, 2022 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three years ended December 31, 2023 (the “Buyer Balance Sheet Date”), including accompanying notes and the report thereon of Ernst & Young LLP dated February 26, 2024, as included in Buyer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023, and the unaudited consolidated balance sheets as of March 31, 2024 and the related consolidated statements of income, shareholders’ equity and cash flows for the three months then ended, as reported in Buyer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (collectively, all of such consolidated financial statements are referred to as the “Buyer Financial Statements”). The Buyer Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(h)

Takeover Laws. Buyer has taken all action permitted under Buyer’s Articles of Incorporation and Bylaws in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws or regulations of any state applicable to it.

(i)

Brokers, Finders and Others. Except for the fees paid or payable to Raymond James & Associates, Inc., Buyer’s financial advisor (“Buyer’s Financial Advisor”), there are no fees or commissions of any sort whatsoever claimed by, or payable by Buyer or Buyer Sub to, any broker, finder, intermediary or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

(j)

Fairness Opinion. The Buyer Board has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated as of the same date) of Buyer’s Financial Advisor dated as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, to the effect that the Merger Consideration is fair, from a financial point of view, to Buyer.

(k)

Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Buyer or the Buyer Subsidiaries in connection with the execution, delivery or performance by Buyer or Buyer Sub of this Agreement or the consummation by Buyer or Buyer Sub of the transactions contemplated hereby, except for: (A) filings of applications and notices, as applicable, with, and the approval of, certain federal and state banking authorities, (B) the filing of the West Virginia Articles of Merger for the Merger and the West Virginia Articles of Merger for the Bank Merger with the West Virginia Secretary of State and the filing of the Ohio Articles of Merger for the Merger and the Ohio Articles of Merger for the Bank Merger with the Ohio Secretary of State pursuant to the WVBCA and the OGCL, respectively, (C) the approval of this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger by Buyer’s shareholders and the adoption of this Agreement by the shareholders of Seller, (D) the filing with the SEC of the Joint Proxy Statement/Prospectus and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (E) any filings required under the rules and regulations of Nasdaq, (F) any notice or filings under the HSR Act, (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not have a material adverse effect on Buyer, and (H) receipt of the approvals set forth in Section 7.07. As of the date hereof, Buyer does not have knowledge of any reason why the approvals set forth in Section 7.07 will not be received.

(l)

Absence of Undisclosed Liabilities. Except as set forth in the Buyer SEC Documents filed and publicly available prior to the date of this Agreement (the “Buyer Filed SEC Documents”) (including the financial statements included therein) or in Section 4.01(l) of the Buyer Disclosure Schedule and except as arising hereunder, Buyer and the Buyer Subsidiaries had no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Buyer Balance Sheet Date, other than liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Except as set forth in the Buyer Filed SEC Documents or otherwise disclosed in Section 4.01(l) of the Buyer Disclosure Schedule, all debts, liabilities, guarantees and obligations of Buyer and the Buyer Subsidiaries incurred since the Buyer Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate.

(m)

Absence of Changes. Except (i) as set forth in the Buyer Filed SEC Documents, (ii) as set forth in Section 4.01(m) of the Buyer Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Buyer Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Buyer and the Buyer Subsidiaries taken as a whole, and, to the knowledge of Buyer, no fact or condition exists that would reasonably be expected to cause such a material adverse change in the future.

(n)

Loan Documentation. The Loan Documentation and Loan Assets included in the loan portfolio of the Buyer Subsidiaries is legally sufficient for the purposes intended thereby and creates enforceable rights of the Buyer Subsidiaries in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not have a material adverse effect on Buyer. Except as set forth in Section 4.01(n) of the Buyer Disclosure Schedule, no debtor under any of the Loan Documentation has asserted as of the date hereof any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Buyer, would have a material adverse effect on Buyer. All loans and extensions of credit that have been made by the Buyer Subsidiaries comply in all material respects with applicable regulatory limitations and procedures.

(o)	Loans; Nonperforming and Classified Assets.

(i)

To Buyer’s knowledge, except as would not reasonably be expected to have a material adverse effect on Buyer, each Loan on Buyer’s or Buyer Sub’s books and records, was made and has been serviced in accordance with Buyer’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). Buyer has previously made available to Seller complete and correct copies of its and Buyer Sub’s lending policies. The deposit and loan agreements of Buyer and Buyer Sub comply in all material respects with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Buyer Financial Statements, as of their respective dates, is adequate under all regulatory requirements applicable to Buyer or Buyer Sub.

(ii)

Section 4.01(o) of the Buyer Disclosure Schedule discloses as of March 31, 2024 with respect to the Buyer and the Buyer Subsidiaries: (A) any Loan in the amount of $2,000,000 or more (“Buyer Loans”) under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the knowledge of Buyer, in default of any other provision thereof; (B) each Classified Loan of Buyer, the Buyer Subsidiaries or a Governmental Authority in the amount of $2,000,000 or more (“Buyer Classified Loans”); (C) a listing of the real estate owned, acquired by foreclosure or by deed in-lieu thereof, including the book value thereof; and (D) each Buyer Loan with any director, executive officer or five percent (5%) or greater shareholder of Buyer, or to the knowledge of Buyer, any person controlling, controlled by or under common control with any of the foregoing. All Insider Transactions have been made by Buyer or any of the Buyer Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features.

(p)

Reports and Records. Buyer and the Buyer Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Federal Reserve, the FDIC and the WVDFI, except for such reports and records the failure to file or maintain would not have a material adverse effect on Buyer. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to comply with such laws, rules and regulations or contain such information would not reasonably be expected to have a material adverse effect on Buyer. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Buyer. There is no material unresolved violation, criticism or exception by any Governmental Authority or Regulatory Authority with respect to any report or letter relating to any examinations of Buyer or any of the Buyer Subsidiaries.

(q)

Taxes. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, Buyer and the Buyer Subsidiaries have timely filed all material Tax Returns with respect to all material Taxes required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are true, correct and complete in all material respects. Buyer and the Buyer Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Buyer Financial Statements or have arisen in the ordinary course of business since the Buyer Balance Sheet Date. Except as set forth in Section 4.01(q) of the Buyer Disclosure Schedule, neither the IRS nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Buyer, is threatening to assert against Buyer or any Buyer Subsidiary any deficiency or claim for additional Taxes. There are no unexpired waivers by Buyer or any Buyer Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Buyer Financial Statements are adequate in all material respects for the periods covered. Buyer and the Buyer Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Buyer. There are no liens for Taxes upon the assets of Buyer or any Buyer Subsidiary, other than liens for current Taxes not yet due and payable and liens that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Buyer Filed SEC Documents or in Section 4.01(q) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of “excess parachute payments” within the meaning of Section 280G of the Code. Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Buyer is or was the common buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

(r)

Legal Proceedings. Except as set forth in the Buyer Filed SEC Documents or Section 4.01(r) of the Buyer Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer and the Buyer Subsidiaries, threatened in any court, before any Governmental Authority or in any arbitration proceeding (i) against Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could have a material adverse effect on Buyer; or (ii) against or by Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

(s)

Regulatory Matters. Except as set forth in Section 4.01(s) of the Buyer Disclosure Schedule (to the extent permitted by applicable law), none of Buyer, the Buyer Subsidiaries and the respective properties of Buyer and the Buyer Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Buyer. Buyer Sub is “well capitalized” (as that term is defined in 12 C.F.R. 325.103(b)(1))”.

(t)	Employee Benefit Plans.

(i)

Section 4.01(t)(i) of the Buyer Disclosure Schedule contains a complete and accurate list of all material bonus, incentive, deferred compensation, pension (including, without limitation, Buyer Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of ERISA, fringe benefit plans, employment, change in control, retention or severance agreements, consulting agreements or arrangements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last two years) by (A) Buyer or any Buyer Subsidiary and in which any employee or former employee (the “Buyer Employees”), consultant or former consultant (the “Buyer Consultants”), officer or former officer (the “Buyer Officers”), or director or former director (the “Buyer Directors”) of Buyer or any Buyer Subsidiary participates or to which any such Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors are parties or (B) any Buyer ERISA Affiliate (as defined below) (collectively, the “Buyer Compensation and Benefit Plans”). Notwithstanding the foregoing, the term “Buyer Compensation and Benefit Plans” shall not include plans, funds, programs, policies, practices or procedures that are maintained or funded either (A) by Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors for their own benefit or for the benefit of their employees, such as individual retirement arrangements or plans described in Section 401(a) of the Code benefiting (or intended to benefit) themselves or persons who are not Buyer

Employees or (B) by persons or entities who are not Buyer ERISA Affiliates (as defined below). Neither Buyer nor any Buyer Subsidiary has any commitment to create any additional Buyer Compensation and Benefit Plan or to modify or change any existing Buyer Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Section 6.02 of this Agreement.

(ii)

Except in a manner that would not reasonably be expected to have a material adverse effect on Buyer, each Buyer Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Buyer Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Buyer is not aware of any circumstances reasonably expected to result in revocation of any such favorable determination letter. Each Buyer Compensation and Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in material compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Buyer Compensation and Benefit Plan. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Buyer nor any Buyer Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any Buyer Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii)

No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any subsidiary of Buyer with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a “Buyer ERISA Affiliate Plan”) which is considered one employer with Buyer under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a “Buyer ERISA Affiliate”). None of Buyer, any Buyer Subsidiary or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multi-employer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26, 1980. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Buyer Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the DOL, the IRS or any other Governmental Authority with respect to any Buyer Compensation and Benefit Plan and to Buyer’s knowledge, no investigation or action is threatened or anticipated. Except as disclosed in

Section 4.01(s)(iii) of the Buyer Disclosure Schedule, under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Buyer Pension Plan or Buyer ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that, individually or in the aggregate, would have a material adverse effect on Buyer.

(iv)

All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any Buyer Subsidiary is a party have been timely made or have been reflected on the Buyer Financial Statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan and each Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, any Buyer Subsidiary nor any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that, individually or in the aggregate, would have a material adverse effect on Buyer.

(v)

Except as disclosed in Section 4.01(t)(v) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

(vi)	Buyer and the Buyer Subsidiaries do not maintain any foreign Buyer Compensation and Benefit Plans.

(vii)

With respect to each material Buyer Compensation and Benefit Plan, if applicable, Buyer has provided or made available to Seller, true and complete copies of the existing: (A) Buyer Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

(viii)

Except as disclosed on Section 4.01(t)(viii) of the Buyer Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

(u)

Compliance with Laws. Except with respect to Environmental Laws, Taxes, and Buyer Compensation and Benefit Plans, which are the subject of Sections 4.01(w), 4.01(q) and 4.01(t), respectively, each of Buyer and the Buyer Subsidiaries:

(i)

has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Corporate Transparency Act, Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Military Lending Act, the Servicemembers Civil Relief Act, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not have a material adverse effect on Buyer;

(ii)

has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, including licensing of mortgage lenders and originators, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not have a material adverse effect on Buyer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Buyer’s knowledge, no suspension or cancellation of any of them has been threatened in writing, except where such failure to have such permits, licenses, certificates of authority, orders and approvals in full force and effect, individually or in the aggregate, has not had or would not have a material adverse effect on Buyer;

(iii)

has received no written notification or communication from any Governmental Authority since December 31, 2020, (A) asserting that Buyer or any Buyer Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that, individually or in the aggregate, would not have a material adverse effect on Buyer, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate, would have a material adverse effect on Buyer, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event that has occurred that, to the knowledge of Buyer, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization and that would have a material adverse effect on Buyer; and

(iv)

Buyer and the Buyer Subsidiaries have been and are in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of the Nasdaq, except where such non-compliance would not have a material adverse effect on Buyer.

(v)

Contracts. There are no contract, agreement, commitment or arrangement of any kind to which Buyer is a party or by which Buyer is bound that is required to be filed as an exhibit to any Buyer Filed SEC Document under the Exchange Act and the rules and regulations promulgated thereunder that has not been so filed. Neither Buyer nor any Buyer Subsidiary, nor, to the knowledge of Buyer, any other party thereto, is in default under any contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute a default except, in each case, for defaults that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer.

(w)

Environmental Matters. Except as otherwise disclosed in Section 4.01(w) of the Buyer Disclosure Schedule: (i) Buyer and the Buyer Subsidiaries, to their knowledge, are and have been at all times in compliance in all material respects with all applicable Environmental Laws and, to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has engaged in any activity in violation of any applicable Environmental Law, except for failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer; (ii)(A) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the knowledge of Buyer, have been threatened in connection with any of Buyer’s or any Buyer Subsidiary’s activities and any Buyer Real Properties or improvements thereon with respect to compliance with applicable Environmental Laws, and (B) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened with respect to compliance with Environmental Laws in connection with any real properties in respect of which any Buyer Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the “Buyer Subsidiary Real Estate Collateral”); (iii) no claims are pending or, to the knowledge of Buyer, threatened by any third party against Buyer, any Buyer Subsidiary or with respect to the Buyer Real Properties or improvements thereon, or, to the knowledge of Buyer, the Buyer Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Buyer or any Buyer Subsidiary); (iv) to the knowledge of Buyer, no Hazardous Substances have been integrated into the Buyer Real Properties or improvements thereon or any component thereof, or the Buyer Subsidiary Real Estate Collateral or improvements thereon or any component thereof, in such manner or quantity as may reasonably be expected to pose a threat to human health or the value of the real property and improvements, except for threats that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Seller; and (v) neither Buyer nor any Buyer Subsidiary has knowledge that (A) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, (B) any of the business operations of Buyer or any Buyer Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances in a manner or extent that would require investigation or remediation under any applicable Environmental Law, or (C) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon, have in the past or presently contain underground storage tanks, asbestos-containing materials or PCB-containing materials or equipment, which in any event would reasonably be expected to have a material adverse effect on Buyer.

(x)

Buyer Information. True and complete copies of all documents listed in the Buyer Disclosure Schedule have been made available or furnished to Seller. The books of account, stock record books and other financial and corporate records of Buyer and the Buyer Subsidiaries, all of which have been made available to Seller, are complete and correct in all material respects.

(y)

CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. As of the date hereof, Buyer Sub received a CRA rating of “satisfactory” or better from the FDIC in its most recent examination. Buyer knows of no fact or circumstance or set of facts or circumstances that would be reasonably expected to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Buyer or any Buyer Subsidiary to decrease below the “satisfactory” level.

(z)

Ownership of Seller Shares. As of the date hereof, except as otherwise disclosed in Section 4.01(z) of the Buyer Disclosure Schedule, neither Buyer nor, to the knowledge of Buyer, any of its affiliates (as such term is defined under the Exchange Act), (i) beneficially owns, directly or indirectly, any Seller Shares, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Seller Shares.

(aa)

Data Processing. The Systems used by Buyer and each of the Buyer Subsidiaries are reasonably sufficient for the conduct of the respective businesses of Buyer and the Buyer Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries as currently conducted. To Buyer’s knowledge, no third party has gained unauthorized access to any Systems owned or controlled by Buyer or any of the Buyer Subsidiaries, and Buyer and each of the Buyer Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Buyer and each of the Buyer Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of Buyer and each of the Buyer Subsidiaries in all material respects.

(bb)

Bank Secrecy Act; Patriot Act; Money Laundering. Neither Buyer nor any Buyer Subsidiary has any reason to believe that any facts or circumstances exist that would cause Buyer or the Buyer Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, the FCPA, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, any regulations promulgated by the CFPB or any other applicable anti-money laundering law or regulation. Furthermore, the Board of Directors of Buyer Sub has adopted and Buyer Sub has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures, that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the Patriot Act.

(cc)

Investment Management and Related Activities. Except as set forth on Schedule 4.01(cc) of the Buyer Disclosure Schedule, none of Buyer, any of the Buyer Subsidiaries or Buyer’s or the Buyer Subsidiaries’ respective directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

(dd)

Adequate Shares; No Financing Required. As of the date hereof, Buyer has sufficient authorized but unissued Buyer Shares to issue the aggregate number of Buyer Shares to be issued in the Merger. Buyer has the aggregate or readily available financing to fund any cash consideration to be paid in the Merger.

(ee)

Property and Title. Buyer and Buyer Subsidiaries own, and are in rightful possession of, and have good title to, all of the material real property and other material assets used by Buyer or any Buyer Subsidiary in the conduct of their respective businesses (except for such assets that are leased by Buyer or any Buyer Subsidiary), free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except for (i) those described in Section 4.01(dd) of the Buyer Disclosure Schedule, (ii) those assets disposed of in the ordinary course of business consistent with past practices, (iii) such as are no longer used or useful in the conduct of its businesses and (iv) defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not have a material adverse effect on Buyer. The assets of Buyer and the Buyer Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Buyer and the Buyer Subsidiaries as such businesses are presently being conducted. To Buyer’s knowledge, there are no applicable laws, conditions of record, or other impediments that materially interfere with the intended use by Buyer or the Buyer Subsidiaries of any of the material real properties owned or leased by Buyer or any Buyer Subsidiary and used in the business of Buyer and any Buyer Subsidiary.

(ff)

Insurance. Buyer and the Buyer Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Buyer and the Buyer Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Buyer.

(gg)

OFAC. Neither Buyer nor Buyer Sub is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Buyer and Buyer Sub have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Buyer and to the knowledge of Buyer Sub, no Subsidiary or affiliate of Buyer or Buyer Sub is engaging nor has any Subsidiary or affiliate of Buyer or Buyer Sub engaged in any dealings or transactions with, and no Subsidiary or affiliate of Buyer or Buyer Sub has been otherwise associated with, such persons or entities.

(hh)

Reorganization. Buyer has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii)

Vote Required. The only vote of the holders of any class or series of capital stock or other securities of the Buyer necessary to approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger or consummate the other transactions contemplated hereby is the affirmative vote of at least a majority of the votes cast at the Buyer Meeting, if a quorum exists (the “Required Buyer Vote”).

(jj)	No Other Representations or Warranties.

(i)

Except for the representations and warranties contained in this Article Four, none of Buyer, Buyer Sub, Buyer’s Financial Advisor, attorneys or representatives, or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer or Buyer Sub, including any representation or warranty as to the accuracy or completeness of any information regarding Buyer or Buyer Sub furnished or made available to Seller (including any information, documents or material made available to Seller in the data room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of Buyer or Buyer Sub or any representation or warranty arising from statute or otherwise in law.

(ii)

Buyer and Buyer Sub acknowledge and agree that they have relied solely upon their own independent investigation and counsel before deciding to enter into this Agreement and the Merger and that none of Seller, Seller Sub, Seller’s Financial Advisor, attorneys or representatives, or any other person has made or is making any express or implied representation or warranty other than those contained in Article Three.

ARTICLE FIVE

FURTHER COVENANTS OF SELLER

5.01. Operation of Business

Seller and Seller Sub covenant to Buyer that, throughout the period from the date of this Agreement to and including the Closing, except as expressly contemplated or permitted by this Agreement, as may be required by applicable law or regulation, as set forth in Section 5.01 of the Seller Disclosure Schedule or to the extent that Buyer shall otherwise consent in writing (which consent, in the case of Section 5.01(b), (f) and (g) shall not be unreasonably withheld, conditioned or delayed):

(a)

Conduct of Business. Seller’s business, and the business of the Seller Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Seller shall not, and shall cause the Seller Subsidiaries not to, take any action that would be inconsistent with any representation or warranty of Seller set forth in this Agreement or that would cause a breach of any such representation or warranty if made at or immediately following such action, subject to such exceptions as do not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation following the Effective Time.

(b)	Changes in Business and Capital Structure. Seller will not, and will cause the Seller Subsidiaries not to:

(i)

sell, transfer, mortgage, pledge or subject to any lien or otherwise encumber any of the assets of Seller or the Seller Subsidiaries, tangible or intangible, which are material, individually or in the aggregate, to Seller except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business, (C) the sale of loans, securities, loan participations and real estate owned in the ordinary course of business, (D) pledging assets in connection with advances or borrowings in the ordinary course of business and consistent with past practice in amount and frequency, and (E) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $1,000,000;

(ii)	make any capital expenditure or capital additions or betterments which exceed $250,000 individually or $1,000,000 in the aggregate;

(iii)

become bound by, enter into, or perform any material contract, commitment or transaction which, if so entered into, would be reasonably expected to (A) have a material adverse effect on Seller, (B) impair in any material respect the ability of Seller to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(iv)

declare, pay or set aside for payment any dividends or make any distributions on its capital shares issued and outstanding other than (A) Quarterly Dividends in respect of each fiscal quarter ending on or after June 30, 2024 in an amount not to exceed $0.31 per Seller Share, (B) dividends from any Seller Subsidiary to Seller and (C) in connection with and as required by the terms of any trust preferred securities issued by a Seller Subsidiary;

(v)

purchase, redeem, retire or otherwise acquire any of its capital shares other than pursuant to rights of repurchase granted to Seller, or in settlement of any withholding election or obligation in connection with any Seller Stock Plan;

(vi)

issue or grant any option or right to acquire any of its capital shares or effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

(vii)	amend or propose to amend its articles of incorporation or code of regulations (or comparable governing instruments) except as otherwise expressly contemplated by this Agreement;

(viii)	merge or consolidate with any other person or otherwise reorganize, except for the Merger and the Bank Merger;

(ix)

acquire all or any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures, (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be reasonably expected to present a material risk of any material delay in the receipt of any required regulatory approval;

(x)

enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Seller Director, Seller Officer or Seller Employee, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Seller may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date hereof or regular annual renewals of insurance contracts;

(xi)

announce or pay any general wage or salary increase or bonus, other than normal wage or salary increases not to exceed 3.5% in the aggregate for Seller Employee salaries and year-end bonuses substantially consistent with past practices, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any Seller Officer, Seller Director or Seller Employee, except, in each case, for retention agreements entered into with the prior written consent of Buyer to retain or fill positions that would reasonably be expected to present a risk to Seller if the position becomes or remains vacant, changes that are required by applicable law or to satisfy contractual obligations existing as of the date hereof and disclosed in the Seller Disclosure Schedule;

(xii)

incur any long-term indebtedness for money borrowed, guarantee any such long-term indebtedness or issue or sell any long-term debt securities, other than (A) in replacement of existing or maturing debt, (B) indebtedness of any subsidiary of Seller to Seller or another subsidiary of Seller, or (C) in the ordinary course of business consistent with past practice;

(xiii)	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by any Governmental Authority;

(xiv)

materially change its existing deposit policy or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

(xv)	sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Authority;

(xvi)

change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or any Governmental Authority;

(xvii)	purchase mortgage loan servicing rights and, other than in the ordinary course of business consistent with past practice, sell any mortgage loan servicing rights;

(xviii)	originate any new mortgages or other loans in the States of California, New York or Texas or the Commonwealth of Massachusetts;

(xvix)

commence or settle any material claim, action or proceeding, except settlements involving only monetary remedies in amounts, in the aggregate, that are not material to Seller and the Seller Subsidiaries;

(xx)

adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or reorganization;

(xxi)

Unless so required by applicable law or any Governmental Authority, make or change any material Tax election, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, , or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xxii)

(A) knowingly take any action that would, or would be reasonably expected to, prevent or impede the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (B) knowingly take any action that is intended or is reasonably expected to result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (2) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (3) a material violation of any provision of this Agreement; or

(xxiii)	enter into any agreement to do any of the foregoing.

(c)

Maintenance of Property. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not have a material adverse effect on Seller.

(d)

Performance of Obligations. Seller shall, and shall cause the Seller Subsidiaries to, perform all of their respective obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Seller.

(e)

Maintenance of Business Organization. Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key Seller Employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them.

(f)

Insurance. Seller shall, and shall cause the Seller Subsidiaries to, maintain insurance coverage with reputable insurers, which, in respect of the amounts, premiums, types and risks insured, were maintained by them at the Seller Balance Sheet Date, and upon the renewal or termination of such insurance, Seller shall, and shall cause the Seller Subsidiaries to, use commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers, in respect of amounts, premiums, types and risks insured that are, in the aggregate, not materially less favorable than those maintained by Seller and the Seller Subsidiaries at the Seller Balance Sheet Date.

(g)

Access to Information. Upon reasonable notice in advance and subject to applicable laws, for the purposes of verifying the representations and warranties of the Seller and Seller Sub and preparing for the matters contemplated by this Agreement (including the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the operation of the combined businesses of Buyer, Buyer Sub, Seller and Seller Sub following the consummation of the Merger and the Bank Merger), Seller shall, and shall cause the Seller Subsidiaries to, afford to Buyer and to Buyer’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, Seller shall, and shall cause the Seller Subsidiaries to, make available to Buyer on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request (including the financial and tax work papers of Crowe LLP); provided, however, that Buyer shall not unreasonably interfere with Seller’s business operations and customer relationships. Neither Seller nor the Seller Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would result in the loss of the attorney client privilege of Seller or the Seller Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

5.02. Notification

Between the date of this Agreement and the Closing Date, Seller shall promptly notify Buyer in writing if Seller becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of any of Seller’s or Seller Sub’s representations and warranties or (b) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Seller Disclosure Schedule, Seller shall promptly deliver to Buyer a supplement to the Seller Disclosure Schedule specifying such change (“Updated Seller Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Seller Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Buyer. During the same period, Seller shall promptly notify Buyer of (i) the occurrence of any breach in any material respect of any of Seller’s or Seller Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Seller, to result in a material adverse effect with respect to Seller.

5.03. No Solicitation

(a) Seller shall not, shall cause Seller Sub and the respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Seller and Seller Sub (collectively, the “Seller Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Seller is a party relating to an Acquisition Proposal; (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal; or (v) take any action to render the provisions of any Takeover Laws inapplicable to any person (other than Buyer or the Buyer Subsidiaries) or group in connection with any Acquisition Proposal. Any violation of the foregoing restrictions by any of the Seller Representatives, whether or not such Seller Representative is so authorized and whether or not such Seller Representative is purporting to act on behalf of Seller or otherwise, shall be deemed to be a breach of this Agreement by Seller. Seller and Seller Sub shall, and shall cause each of the Seller Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person conducted heretofore with respect to any of the foregoing.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating or relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Seller or Seller Sub; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Seller or the Seller Subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Seller or the Seller Sub; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Seller or the Seller Sub; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding the provisions of Section 5.03(a), prior to the approval of this Agreement by the Seller’s shareholders by the Required Seller Vote, Seller and its Seller Representatives may take any of the actions described in clause (ii) of Section 5.03(a) if, but only if, (i) Seller has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.03; (ii) Seller’s Board of Directors (the “Seller Board”) determines in good faith, after consultation with and having considered the advice of its outside legal counsel, that failure to take such actions would be reasonably likely to result in Seller’s Board not acting in accordance with their fiduciary obligations under applicable Ohio law; (iii) Seller has provided Buyer with at least two (2) business days prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Seller or the Seller Subsidiaries or otherwise relating to an Acquisition Proposal, Seller receives from such person a confidentiality agreement with terms no less favorable to Seller than those contained in the confidentiality agreement between Seller and Buyer. Seller shall promptly provide to Buyer any non-public information regarding Seller or the Seller Subsidiaries provided to any other person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) Seller shall promptly (and in any event within twenty-four (24) hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Seller or the Seller Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, such notice shall include copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree). Seller shall keep Buyer informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Seller Board nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose to withdraw, withhold, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger and the Bank Merger), the Seller Board Recommendation (as defined in Section 7.06(f)), or make any statement, filing or release, in connection with the

Seller Meeting (as defined in Section 7.06(e)) or otherwise, inconsistent with the Seller Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Seller or the Seller Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction or (B) requiring Seller to abandon, terminate or fail to consummate the Merger, the Bank Merger or any other transaction contemplated by this Agreement.

(e) Nothing contained in this Agreement shall prevent Seller or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(f) Notwithstanding the provisions of Section 5.03(d), prior to the date of the Seller Meeting (as defined in Section 7.06(e)), the Seller Board may approve or recommend to the shareholders of Seller a Superior Proposal (as defined below) and withdraw, qualify or modify the Seller Board Recommendation in connection therewith (a “Seller Subsequent Determination”) after the third business day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Seller advising Buyer that the Seller Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.03) constitutes a Superior Proposal (it being understood that Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Seller proposes to accept) if, but only if, (i) the Seller Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable Ohio law, (ii) during the three (3) business day period after receipt of the Notice of Superior Proposal by Buyer, Seller and the Seller Board shall have cooperated and negotiated in good faith with Buyer and give due consideration to such adjustments, modifications or amendments to the terms and conditions of this Agreement as may be proposed by Buyer in making a determination whether Seller will proceed with the Seller Board Recommendation without a Seller Subsequent Determination; provided, however, that neither Buyer nor Seller shall have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller Board has again in good faith made the determination (A) in clause (i) of this Section 5.03(f) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the Seller Board Recommendation or the making of a Seller Subsequent Determination by the Seller Board shall not change the approval of the Seller Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Bank Merger.

For purposes of this Agreement, “Superior Proposal” shall mean any unsolicited, bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Seller Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and Seller’s Financial Advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Seller common stock or all, or substantially all, of the assets of Seller and the Seller Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the Seller Shares that is more favorable, from a financial point of view, than the consideration to be paid to Seller’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing, and (B) is, in light of the other terms of such proposal, more favorable to Seller’s shareholders than the Merger and the transactions contemplated by this Agreement; and

(iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

5.04. Delivery of Information

Seller shall furnish to Buyer promptly after such documents are available: (a) all reports, proxy statements or other communications by Seller to its shareholders generally; and (b) all press releases relating to any transactions.

5.05. Takeover Laws

None of Seller, Seller Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Voting Agreements, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Seller shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Voting Agreements, the Merger and the Bank Merger from the requirements of any Takeover Law applicable to it and comparable provisions in the articles of incorporation or code of regulations (or comparable governing instruments) of Seller or Seller Sub, and (b) assist in any challenge by Buyer to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

5.06. No Control

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or the Seller Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Seller and Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

5.07. Exchange Listing

Seller shall take all necessary actions, and Buyer shall provide reasonable cooperation in connection with same, in order to effect the delisting of the Seller Shares from the Nasdaq Global Select Market and the termination of Seller’s registration under the Exchange Act effective contemporaneously with the Effective Time.

5.08. Section 16

Prior to the Effective Time, Seller Board (or an appropriate committee thereof) shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of Seller (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who is subject to Section 16 of the Exchange Act.

5.09. Seller Classified Loans

(a) Seller shall promptly (i) after the end of each quarter after the date hereof, (ii) at other times after reasonably requested by Buyer and (iii) upon Closing, provide Buyer with a complete and accurate list, including the amount, of all Loans of Seller and its Subsidiaries subject to each type of classification of the Classified Loans.

(b) Prior to the Effective Time, Seller shall cooperate with Buyer to evaluate the potential sale of selected classified loans on terms reasonably satisfactory to Buyer and Seller; provided, however, contracts for any such sale shall be contingent upon the occurrence of the Closing and may be effective as of immediately after the

Effective Time. Nothing herein shall require any such sale prior to the Effective Time if Seller reasonably determines any such sale to be contrary to the best interests of Seller or safe and sound banking practice; provided, further, that nothing in this Section 5.09 shall give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries prior to the Effective Time. Buyer shall indemnify the Seller and the Seller Subsidiaries for any losses, fees, expenses, and charges incurred by Seller in connection therewith if the Merger is not consummated in accordance with the terms of this Agreement.

5.10. 401(k) Plan Matters; Other Benefit Plan Matters

(a) 401(k) Plan Matters. Prior to the Effective Time, Seller shall terminate the Premier Financial Corp. 401(k) Employee Savings Plan (the “Seller 401(k) Plan”), which termination may occur immediately prior to the Effective Time and be contingent upon the occurrence of the Closing, by resolutions adopted by the boards of directors of Seller and Seller Sub, on terms acceptable to Buyer; provided, that Seller is permitted to amend the Seller 401(k) Plan prior to such termination to the extent permitted under applicable law and guidance in order to allow the rollover in kind of any outstanding plan loans held in participant accounts; and provided further, that the accounts of all participants and beneficiaries in the Seller 401(k) Plan as of such termination shall become fully vested upon termination of the Seller 401(k) Plan. As soon as practicable following the Effective Time, Buyer shall cause any remaining account balances in such terminated Seller 401(k) Plan to be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with plan terms. Buyer agrees to permit Continuing Employees to rollover their eligible account balances in the Seller 401(k) Plan to the Wesbanco, Inc. 401(k) Plan (the “Buyer 401(k) Plan”), including the in-kind rollover of plan loans, which Buyer agrees in such event to administer according to their terms. Prior to taking any such action, Seller and Seller Sub shall provide Buyer with a copy of such resolutions or consent in connection with such Seller 401(k) Plan termination, and shall consider any comments provided by Buyer in good faith. Buyer shall indemnify Seller and the Seller Subsidiaries for any losses, fees, expenses and charges incurred by Seller in connection with the termination of the Seller 401(k) Plan if the Merger is not consummated in accordance with the terms of this Agreement.

(b) Other Benefit Plans. Immediately prior to the Effective Time and subject to the occurrence of the Effective Time, Seller and Seller Sub shall, at the request of Buyer, freeze or terminate each other Seller Compensation and Benefit Plan (subject to those exceptions set forth on Section 5.10(b) of the Seller Disclosure Schedule) as requested by Buyer subject to and in accordance with applicable law.

ARTICLE SIX

FURTHER COVENANTS OF BUYER

6.01. Access to Information

Buyer shall furnish to Seller promptly after such documents are available: (i) all reports, proxy statements or other communications by Buyer to its shareholders generally; and (ii) all press releases relating to any transactions.

6.02. Opportunity of Employment; Employee Benefits; Retention Pool and Retention Restricted Stock Grants

(a)

Employees of Seller and Seller Sub (other than employees who are otherwise parties to employment, severance or change in control agreements) (i) who are not offered the opportunity to continue as employees following the Effective Time or (ii) who are terminated without cause within twelve (12) months after the Effective Time, shall be entitled to receive (A) the severance compensation set forth in Section 6.02(a) of the Buyer Disclosure Schedule, (B) accrued benefits, including paid time off, through the date of separation, (C) any rights to continuation of medical coverage to the extent such rights are required under applicable federal or state law and subject to the employee’s compliance with all applicable requirements for such continuation coverage, including payment of all premiums or other expenses related to such coverage, and (D) outplacement consultation services of a type and nature to be agreed upon by Seller and Buyer prior to the Effective Time and with a cost of up to $2,500 for each such employee of Seller or Seller Sub. Nothing in this Section 6.02 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under applicable law. From and after the Effective Time, the Employees of Seller and Seller Sub who remain employees of Buyer or any Buyer Subsidiary after the Effective Time (including employees who are parties to employment or change in control agreements) (“Continuing Employees”) shall be provided with employee benefits that are substantially similar to employee benefits provided to other comparable employees under the Buyer Compensation and Benefit Plans. Each Continuing Employee shall be credited with years of service with Seller or Seller Sub for purposes of eligibility, vesting, entitlements to benefits and levels of benefits (but not for benefit accrual purposes under any defined benefit plan or agreement) in the Buyer Compensation and Benefit Plans and any other employee benefit plans of Buyer, and shall retain the vacation accruals earned under Seller’s vacation policy as of the Effective Time so that such Continuing Employee shall receive under Buyer’s compatible policy a benefit no less than what such Continuing Employee had earned under Seller’s paid time off policies as of the Effective Time; provided, however, that any future accrual of benefits shall be in accordance with Buyer’s policies, subject to carryover limitations applicable to such future accruals. In addition, Continuing Employees who become eligible to participate in a Buyer Compensation and Benefit Plan following the Effective Time (i) shall receive full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by such employees and their respective dependents under the applicable Seller Compensation and Benefit Plan during the portion of the applicable plan year prior to such participation, and (ii) shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under Seller Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage. For purposes of clarification, and not by way of limitation, any Continuing Employee who is on short-term disability or other short-term leave as of the Effective Time shall continue to be eligible for short-term disability pay and for long-term disability insurance coverage, respectively, under Buyer Compensation and Benefit Plans, notwithstanding that such Continuing Employee was not actively employed by Buyer at the onset of the disability, and all Continuing Employees shall commence participation in Buyer 401(k) Plan as of the Effective Time, but such Continuing Employees shall not be eligible to participate in Buyer’s Defined Benefit Pension Plan, participation in which has been frozen since July 31, 2007. The foregoing covenants shall survive the Merger, and Buyer shall, before the Effective Time, adopt resolutions that amend its tax-qualified retirement plans to the extent necessary to provide for the acceptance of in-kind rollover contributions as described in Section 5.10(a) and the service credits applicable to Continuing Employees referenced herein.

(b)

As of the Effective Time and except as specifically provided elsewhere in this Agreement, Buyer shall succeed Seller as sponsor and administrator of the Seller Compensation and Benefit Plans and shall take such action as necessary to effectuate such changes. Subject to Sections 6.02(a) and except as specifically provided elsewhere in this Agreement, Buyer may terminate, merge or amend any Seller Compensation and Benefit Plan or may cease contributions to any Seller Compensation and Benefit Plan to the extent permitted by applicable law; provided, however, that Buyer will provide any benefits to which Seller Employees or their respective spouses, former spouses or other qualifying beneficiaries may be entitled by reason of qualifying events occurring prior to, on or after the Effective Time by virtue of any provisions of any employee welfare benefit plan or group insurance contract or any laws, statutes or regulations requiring any continuation of benefit coverage upon the happening of certain events, such as the termination of employment or change in beneficiary or dependent status, including, without limitation, such requirements under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, from and after the Effective Time through the remaining legally-required period of coverage.

(c)

(i) Buyer shall provide a cash retention pool in the aggregate amount set forth in Section 6.02(c)(i) of the Buyer Disclosure Schedule (the “Retention Pool”) for the purposes of retaining the services of employees of the Seller and the Seller Subsidiaries (“Retention Employees”) who are key employees. The Executive Chairman of the Seller shall determine, subject to approval by the President and Chief Executive Officer of the Buyer, the Retention Employees eligible to receive retention awards from the Retention Pool (each, a “Retention Bonus”) and any criteria for payment of the Retention Bonus, and shall determine the final allocation of payments from the Retention Pool. Any Retention Bonus shall be intended to retain the services of the recipient through, and shall be payable (unless such recipient’s employment is terminated (A) by Buyer or Buyer Sub for cause or (B) by such recipient without good reason, as the case may be, at such time) at, the end of the month following the conversion of the data processing and information technology systems of Seller (the “Data Conversion”).

(ii) Buyer or Buyer Sub shall enter into agreements with the Seller Employees identified in Section 6.02(c)(ii) of the Buyer Disclosure Schedule pursuant to which agreements Buyer will agree to grant restricted Buyer Shares in amounts identified in Schedule 6.02(c)(ii) of the Buyer Disclosure Schedule, which will cliff-vest on the second anniversary of the grant date if such Seller Employee remains employed by Buyer or Buyer Sub at that time (the “Retention Restricted Stock Agreements”), subject to the terms of the individual Retention Restricted Stock Agreements (which shall contain substantially the same terms as the standard form of award agreement used under the Buyer Stock Plan). Grants under the Retention Restricted Stock Agreements shall be made and become effective only upon the applicable Seller Employees becoming employees of the Buyer or Buyer Sub at or after the Effective Time. No grants under the Retention Restricted Stock Agreements will be made or become effective before the Effective Time and Buyer will have no obligation to make such grants if this Agreement is terminated pursuant to Section 11.01.

6.03. Exchange Listing

If required under the rules of Nasdaq, Buyer shall file a Notice of Listing of Additional Shares with the Nasdaq for the Buyer Shares to be issued to the former holders of Seller Shares in the Merger at the time prescribed by applicable rules and regulations of the Nasdaq. Buyer will use its reasonable best efforts to maintain its listing on the Nasdaq Global Select Market.

6.04. Notification

Between the date of this Agreement and the Closing Date, Buyer shall promptly notify Seller in writing if Buyer becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of any of Buyer’s or Buyer Sub’s representations and warranties or (ii) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Buyer Disclosure Schedule, Buyer shall promptly deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change (“Updated Buyer Disclosure Schedule”); provided, however, that the disclosure of such change in the Updated Buyer Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Seller. During the same period, Buyer shall promptly notify Seller of (i) the occurrence of any breach in any material respect of any of Buyer’s or Buyer Sub’s covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Buyer, to result in a material adverse effect with respect to Buyer.

6.05. Takeover Laws

None of Buyer, Buyer Sub or their respective boards of directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement. Buyer shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement, the Merger and the Bank Merger from the requirements of any Takeover Law and from any provisions under its articles of incorporation and bylaws, as applicable, by action of the Buyer Board or otherwise, and (b) assist in any challenge by Seller to the validity, or applicability to the Merger or the Bank Merger, of any Takeover Law.

6.06. Officers’ and Directors’ Indemnification and Insurance

(a)

From and after the Effective Time, each of Buyer and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Seller and its Subsidiaries (in each case, when acting in such capacity) (each an “Indemnified Party”) against any costs or expenses (including reasonable attorney’s fees ), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Seller or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Seller pursuant to applicable law as effect on the date of this Agreement, the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; and Buyer and the Surviving Corporation shall also advance expenses as incurred by such Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Seller or Seller Sub pursuant to the Seller’s articles of incorporation and bylaws or the governing or organizational documents of any Subsidiary of Seller; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under applicable law as effect on the date of this Agreement or such governing or organizational documents.

(b)

For a period of six (6) years after the Effective Time the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Seller (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however that the Surviving Corporation shall not be obligated to expend an amount more than 300% of the current annual amount expended by Seller (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an amount equal to the Premium Cap. In lieu of the foregoing, Seller, in consultation with, but only upon the consent of Buyer, may obtain at or prior to the Effective Time a six-year “tail” policy under Seller’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that does not exceed the Premium Cap.

(c)

If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the stock of the Surviving Corporation or all or substantially all of its assets, to any person, then, and in each such case,

Buyer shall cause proper provision to be made so that the successor and assign of Buyer or the Surviving Corporation assumes the obligations set forth in this Section and in such event all references to the Surviving Corporation in this Section shall be deemed a reference to such successor and assign.

(d)

Any Indemnified Party wishing to claim indemnification under Section 6.06(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 6.06(a) unless and only to the extent that Buyer is actually and materially prejudiced as a result of such failure.

(e)

The provisions of this Section 6.06 shall survive consummation of the Merger and are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.07. Appointment of Seller Directors to Board of Directors

Buyer and Buyer Sub shall appoint four of the current directors of Seller (the “Seller Appointees”) to the Buyer Board and the Board of Directors of Buyer Sub, which appointment shall be effective as of the Effective Time. The Seller Appointees shall serve until the next annual meeting of the shareholders of Buyer, and Buyer shall include the Seller Appointees on the list of nominees for which the Buyer Board shall solicit proxies at such meeting and subsequent meetings until the Seller Appointees have served at least a full three-year term, unless such person earlier resigns or is removed for cause in accordance with Buyer’s or Buyer Sub’s Articles of Incorporation and Bylaws, as applicable. The Seller Appointees shall be named in Section 6.07 of the Seller Disclosure Schedule; provided, however, that if, prior to the Effective Time, any of the Seller Appointees shall become ineligible or unable to serve on the Board of Directors of Buyer and Buyer Sub or declines to serve on the Board of Directors of Buyer and Buyer Sub, a replacement mutually acceptable to both Buyer and Seller shall replace such Seller Appointee.

6.08. Operation of Business

Buyer’s business, and the business of each of the Buyer Subsidiaries, will be conducted only in the ordinary and usual course consistent with past practice. Without the written consent of Seller, Buyer shall not, and shall cause each of the Buyer Subsidiaries not to, take any action that would have, individually or in the aggregate, a material adverse effect on Buyer or on the Surviving Corporation except, in each case, as may be required by applicable law or regulation. In addition, Buyer shall use reasonable best efforts to cause the Merger and Bank Merger to qualify as a reorganization with the meaning of Section 368(a) of the Code.

6.09. Buyer Forbearances

From the date hereof until the Effective Time, except as set forth in the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Seller, Buyer will not, and will cause the Buyer Subsidiaries not to, knowingly take any action that would, or would be reasonably expected to, (i) prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably expected to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article Eight not being satisfied, or (z) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law.

6.10 Seller Shares

Buyer or Buyer Sub shall vote or cause to be voted all Seller Shares owned by them directly or indirectly or for which they have voting authority as of the record date for the Seller Meeting in favor of this Agreement and the Merger.

6.11. Section 16

Prior to the Effective Time, Buyer shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any acquisition of equity securities of Buyer (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of Seller who becomes an officer or director of Buyer as of or following the Effective Time and who is subject to Section 16 of the Exchange Act.

ARTICLE SEVEN

FURTHER OBLIGATIONS OF THE PARTIES

7.01. Confidentiality

Except for the use of information in connection with the Registration Statement described in Section 7.06 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information, including any electronic or paper copies, reproductions, extracts or summaries thereof (collectively, the “Information”), received by each of Buyer and Seller, and by the directors, officers, employees, advisors and representatives of Buyer and Seller and their respective Subsidiaries (the “Representatives”) pursuant to the terms of this Agreement, shall be kept in strictest confidence; provided that subsequent to the filing of the Registration Statement with the SEC, this Section 7.01 shall not apply to information included in the Registration Statement or to be included in the Joint Proxy Statement/Prospectus to be sent to the shareholders of Seller under Section 7.06. Seller and Buyer agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Buyer shall, and shall cause their respective Representatives to, hold the Information in strictest confidence and not use, and not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Buyer to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. In the event the transactions contemplated by this Agreement are not consummated, Seller and Buyer shall return promptly all copies of the Information (including any electronic or paper copies, reproductions, extracts or summaries thereof) provided to the other, or certify to such other party hereto the complete destruction of such Information (whether in written form, electronically stored or otherwise); provided, however, that Buyer and Seller shall be permitted to retain back-up files created in accordance with their respective document retention and disaster recovery systems and policies.

7.02. Necessary Further Action

Each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all necessary actions and execute all additional documents, agreements and instruments required to consummate the transactions contemplated in this Agreement.

7.03. Cooperative Action

Subject to the terms and conditions of this Agreement, each of Seller, Seller Sub, Buyer Sub and Buyer shall use its reasonable best efforts to take, or cause to be taken, all further actions and execute all additional documents, agreements and instruments that may be reasonably required, in the opinion of counsel for Seller and Seller Sub and counsel for Buyer and Buyer Sub, to obtain all necessary approvals from all Governmental Authorities and Regulatory Authorities as required by Section 8.03(b) hereof, so that this Agreement and the transactions contemplated hereby will become effective as promptly as practicable. In addition, each party shall take such action as may be reasonably required by the other party, if such required action may necessarily and lawfully be taken to reverse the impact of any past action, if such past action would, in the reasonable opinion of each party, adversely impact the ability of the Merger to be characterized as a reorganization under Section 368 of the Code.

7.04. Satisfaction of Conditions

Each of Buyer, Buyer Sub, Seller and Seller Sub shall use its reasonable best efforts to satisfy all of the conditions to this Agreement and to cause the consummation of the transactions described in this Agreement, including making all applications, notices and filings with Governmental Authorities and Regulatory Authorities and taking all steps to secure promptly all consents, rulings and approvals of Governmental Authorities and Regulatory Authorities that are necessary for the performance by each party of each of its obligations under this Agreement and the transactions contemplated hereby.

7.05. Press Releases

None of Buyer, Buyer Sub, Seller or Seller Sub shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other parties hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or the rules and regulations of the Nasdaq to be made before such consent can be obtained.

7.06. Registration Statement; Proxy Statement; Shareholders’ Meetings

(a)

As soon as reasonably practicable following the date hereof, Buyer shall prepare, in consultation with Seller and with Seller’s cooperation, mutually acceptable proxy material that shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Seller shareholders at the Seller Meeting and the matters to be submitted to the Buyer’s shareholders at the Buyer Meeting (such joint proxy statement/prospectus and all amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Buyer shall file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Shares in the Merger (such registration statement and all amendments or supplements thereto, the “Registration Statement”). Each of Seller and Buyer shall use all commercially reasonable efforts to cause the Registration Statement including the Joint Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also shall use all commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller shall promptly furnish to Buyer all information concerning Seller, the Seller Subsidiaries and the Seller Officers, Seller Directors and shareholders of Seller and the Seller Subsidiaries as Buyer reasonably may request in connection with the foregoing. Each of Buyer and Seller shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus and shall promptly provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Seller and Buyer, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by such other party, and (iii) shall not file or mail such document or respond to the SEC prior to receiving the other party’s approval, which approval shall not be withheld, conditioned or delayed unreasonably.

(b)	Each of Seller and Buyer agrees, as to itself and its respective Seller Subsidiaries or Buyer Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC and at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, as of the date such Joint Proxy Statement/Prospectus is mailed to shareholders of Seller and shareholders of Buyer and up to and including the respective dates of the Seller Meeting and Buyer Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)

Each of Seller and Buyer shall, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Registration Statement and the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement and the Joint Proxy Statement/Prospectus.

(d)

Buyer shall advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(e)

Seller shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Meeting”) for the purpose of adopting this Agreement and approving the transactions contemplated hereby, regardless of whether the Seller Board determines at any time that this Agreement or the Merger is no longer advisable, recommends that the shareholders of Seller reject this Agreement or the Merger or makes a Seller Subsequent Determination. Seller shall cause the Seller Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement.

(f)

Subject to Section 5.03 hereof, (i) the Seller Board shall recommend that Seller’s shareholders vote to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Seller’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Seller Board Recommendation”), and (ii) the Joint Proxy Statement/Prospectus shall include the Seller Board Recommendation. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section 7.06 shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other person of any Acquisition Proposal except under circumstances that would permit Seller to terminate this Agreement under Section 11.01(d)(iii) in connection with a Superior Proposal. Seller shall use reasonable best efforts to obtain the Required Seller Vote (including, if requested by Buyer at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

(g)

Buyer shall, as promptly as practicable following the effective date of the Registration Statement, establish a record date (if not set forth in the Registration Statement) for, duly call, give notice of, and use reasonable best efforts to convene and hold a meeting of its shareholders (the “Buyer Meeting”) for the purpose of approving this Agreement and the issuance of Buyer Shares under this Agreement in connection with the Merger. Buyer shall cause the Buyer Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than sixty (60) days after the effectiveness of the Registration Statement. Buyer shall, through its Board of Directors, recommend to its shareholders that they approve this Agreement and the issuance of Buyer Shares in accordance with this Agreement in connection with the Merger, and shall include such recommendation in the Joint Proxy Statement/Prospectus. Buyer shall use reasonable best efforts to obtain the Required Buyer Vote (including, at Buyer’s sole discretion, by retaining an outside proxy solicitation firm at Buyer’s cost and expense, which cost shall not affect the amount of the Merger Consideration).

7.07. Regulatory Applications

Buyer, Buyer Sub, Seller, Seller Sub and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings (but in any event to effect all such filings within sixty (60) days of the date of this Agreement), and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities and Regulatory Authorities, including, as applicable, without limitation, those required to be filed with the Federal Reserve, the FDIC, the WVDFI and the Ohio Division, as well as pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, in any event that are necessary to consummate the transactions contemplated by this Agreement. Each of Buyer and Seller shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, information which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party hereto shall consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Authorities and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party shall, upon request, furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its Subsidiaries to any third party or Governmental Authority or Regulatory Authority.

7.08. Coordination of Dividends

After the date of this Agreement, Seller shall coordinate with Buyer the payment of any dividends authorized under Section 5.01(b)(iv) and the record date and payment dates relating thereto, it being the intention of the parties hereto that the holders of Seller Shares (who will become holders of Buyer Shares following the Closing) shall not receive multiple dividends, or fail to receive one dividend, from Seller and/or Buyer for any single calendar quarter; provided, however, that the annualized dividend payable on Seller Shares will adjust to Buyer’s dividend only subsequent to the Closing Date.

7.09. Seller Dividend and Contingent Cash Payment

To facilitate the payment by Seller of its regularly quarterly dividends on Seller Shares (each a “Quarterly Dividend”), Seller Sub shall, if required by applicable law or regulation, (i) request of the Federal Reserve Bank of Cleveland its non-objection to the declaration and payment of each Quarterly Dividend and (ii) request of the ODFI permission to pay a corresponding dividend to Seller (each a “Bank Dividend”). Seller shall keep Buyer reasonably informed as to the status of such requests or applications, to the extent applicable. Any objection or denial by any Regulatory Authority whose permission, consent or approval to the payment of any Quarterly Dividend or Bank Dividend is required, or any portion thereof, or a withdrawal of such a request or application by Seller or Seller Sub for any reason, shall not be deemed a breach of this Agreement by Seller or Seller Sub and receipt of such non-objection, consent or approval is not a condition precedent to performance by any party under this Agreement. In the event that Seller does not declare and pay all or any portion of a Quarterly Dividend that would have otherwise been declared prior to the Closing consistent with Section 7.08 hereof in the amount of $0.31 per Seller Share by reason of its failure to obtain regulatory non-objection, consent or approval of such Quarterly Dividend or a related Bank Dividend (each, a “Foregone Dividend”), Buyer agrees that it shall make a cash payment to Seller’s shareholders at Closing on a dollar-for-dollar basis by an amount equal to the total amount of all Foregone Dividends, assuming that the number of Seller Shares outstanding for each Foregone Dividend is equal to the number of Seller Shares outstanding at the Effective Time (the “Contingent Cash Payment”). For the avoidance of doubt, in no event shall any Foregone Dividend exceed $0.31 per Seller Share minus any amount actually declared or paid in connection with the applicable Quarterly Dividend prior to the Effective Time. At least one business day prior to the Effective Time, Buyer shall deposit an amount of cash equal to the aggregate Contingent Cash Payment, to be held as part of the Exchange Fund, with the Exchange Agent to be held in the Exchange Fund for further distribution consistent with the terms of the applicable exchange agreement with the Exchange Agent and Article Two hereof. After compliance with the procedures set forth in Article Two hereof, each holder of record of Seller Shares at the Effective Time shall be entitled to receive that relative portion of the Contingent Cash Payment equal to the number of Seller Shares held by such holder of record of Seller Shares at the Effective Time divided by the total number of Seller Shares outstanding at the Effective Time as soon as reasonably practicable from the Exchange Fund. Notwithstanding the foregoing, if Sellers’ Effective Time Book Value is less than the Seller’s Target Book Value, then the Contingent Cash Payment shall be adjusted dollar-for-dollar downward by the lesser of the (i) the Seller’s Effective Time Book Value less the Seller’s Target Book Value or (ii) $0. “Seller’s Effective Time Book Value” shall be calculated as shareholder’s equity of Seller as of the end of the second month preceding the calendar month in which the Effective Time occurs determined in accordance with GAAP to the reasonable satisfaction of Buyer, to be delivered by Seller to Buyer no later than five (5) business days prior to the Closing Date, and which shall reflect an allowance for credit losses calculated in a manner consistent with Seller’s historical practices. For the purposes of computing Seller’s Effective Time Book Value, (i) the assumed provision for credit losses in no event shall be less than zero for any quarter after June 30, 2024, (ii) it shall exclude after-tax accruals for Seller’s fees, expenses and costs relating to the Merger, including but not limited to any goodwill impairment charges, (iii) it shall exclude gains or losses on sales of securities by Seller incurred after June 30, 2024, and (iv) it shall exclude any changes in the value of Seller’s accumulated other comprehensive income, whether upward or downward from June 30, 2024. “Seller’s Target Book Value” shall be an amount equal to $830.3 million adjusted upward by $2.8 million per month for each month beginning in January 2025 if the Effective Time occurs after December 31, 2024.

7.10. Transition and Data Conversion

(a)

Commencing on the date of this Agreement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, reasonably assist each other to facilitate the integration, from and after the Closing, of Seller and the Seller Subsidiaries with the businesses of Buyer and the Buyer Subsidiaries, without taking action that would, in effect, give Buyer a controlling influence over the management or policies of Seller or any of the Seller Subsidiaries, or otherwise violate applicable laws. From the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Seller and the Seller Subsidiaries in the ordinary course of business and applicable law, Seller shall use all commercially reasonable efforts to cause the employees and officers of Seller and the Seller Subsidiaries to reasonably cooperate with Buyer and Buyer Sub in performing tasks reasonably required in connection with such integration.

(b)

Without limiting the generality of the immediately preceding paragraph, Buyer agrees to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion with the goal of affecting the Data Conversion within a reasonable period after the Effective Time. Seller agrees to cooperate with Buyer in preparing for the Data Conversion within the time frame set forth above, including providing reasonable access to data, information systems, and personnel having expertise with Seller’s and the Seller Subsidiaries’ information and data systems;

provided, however, that Seller shall not be required to terminate any third-party service provider arrangements prior to the Effective Time. In the event that Seller takes, at the request of Buyer, any action relative to third parties to facilitate the Data Conversion that results in the imposition of any termination fees or other charges or expenses, Buyer shall indemnify Seller for all such fees, charges and expenses, and the costs of reversing the Data Conversion process, if the Merger is not consummated for any reason, other than the breach of this Agreement by Seller or Seller Sub or the termination of this Agreement by Buyer pursuant to Section 11.01 (c)(iii).

ARTICLE EIGHT

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

8.01. Conditions to the Obligations of Buyer and Buyer Sub

The obligations of Buyer and Buyer Sub under this Agreement shall be subject to the satisfaction, or written waiver by Buyer prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Seller and Seller Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Seller shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing, and Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller and Seller Sub by their respective chief executive officers and chief financial officers, to such effect.

(c)

Buyer shall have requested and received the written opinion of K&L Gates LLP (“K&L”), tax counsel to Buyer, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger and the Bank Merger will each be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, K&L will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Buyer reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer shall have obtained the consent or approval of each person (other than Governmental Authorities and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect, after the Effective Time, on the Surviving Corporation.

(e)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.02. Conditions to the Obligations of Seller and Seller Sub

The obligations of Seller and Seller Sub under this Agreement shall be subject to satisfaction, or written waiver by Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The representations and warranties of Buyer and Buyer Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date (except that those representations and warranties that by their terms speak as of a specific date shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect. Buyer and Buyer Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub, by their respective chief executive officers and chief financial officers, to such effect.

(b)

Buyer shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those related to the Closing, and Seller and Seller Sub shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Buyer Sub by Buyer’s chief executive officer and chief financial officer to such effect.

(c)

Seller shall have requested and received the written opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Seller (“Seller’s Counsel”), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Seller’s Counsel will require and rely upon customary certificates and representations contained in letters from Buyer and Seller and officers of each that counsel to Seller reasonably deems relevant. Such certificates and representations shall be delivered at such time or times as may be requested including the effective date of the Registration Statement and the Effective Time.

(d)

Buyer and Buyer Sub shall have entered into a consulting agreement with Donald P. Hileman (the “Consulting Agreement”), effective at and conditioned upon the occurrence of the Effective Time with the terms as set forth on the Seller Disclosure Schedule 8.01(e).

8.03. Mutual Conditions

The obligations of Seller and Buyer under this Agreement shall be subject to the satisfaction, or written waiver by Buyer and Seller prior to the Closing Date, of each of the following conditions precedent:

(a)

The shareholders of Seller shall have approved this Agreement by the Required Seller Vote and the shareholders of Buyer shall have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by the Required Buyer Vote.

(b)

All approvals of Governmental Authorities and Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

(c)

No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger shall be in effect. No Governmental Authority or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by this Agreement or making the Merger or the Bank Merger illegal.

(d)

The Registration Statement shall have been declared effective under the Securities Act and no stop-order or similar restraining order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

(e)

Buyer shall have received all authorizations and approvals necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby, and no order restraining the ability of Buyer to issue Buyer Shares pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities administrator.

(f)	The Buyer Shares to be issued in the Merger shall have been approved for listing on the Nasdaq Global Select Market subject to official notice of issuance (if such approval is required by Nasdaq).

ARTICLE NINE

CLOSING

9.01. Closing

The closing (the “Closing”) of the transactions contemplated by this Agreement shall be held at Buyer’s main office in Wheeling, West Virginia, commencing at 9:00 a.m. local time, on a date mutually acceptable to Buyer and Seller, which date shall not be earlier than the third business day, or later than the forty-five (45) days, after the last of the conditions set forth in Article Eight shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date); provided that no such election shall cause the Closing to occur on a date after (i) that specified in Section 11.01(b)(i) of this Agreement or (ii) the date or dates on which any Governmental Authority or Regulatory Authority approval or any extension thereof expires. The date of the Closing is sometimes herein called the “Closing Date.”

9.02. Closing Transactions Required of Buyer

At the Closing, Buyer shall cause all of the following to be delivered to Seller:

(a)	The certificates of Buyer and Buyer Sub contemplated by Section 8.02(a) and (b) of this Agreement.

(b)

Copies of resolutions adopted by the Buyer Board (i) approving this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Buyer and Buyer’s shareholders that Buyer enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger be submitted to a vote at the Buyer Meeting and (iv) recommending that Buyer’s shareholders approve this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger. Copies of resolutions adopted by the Board of Directors of Buyer Sub (i) approving this Agreement, the Bank Merger and the other transactions contemplated hereby and (ii) declaring that it is in the best interests of Buyer Sub and Buyer Sub’s sole shareholder that Buyer Sub enter into this Agreement. The resolutions referred to in this Section 9.02(b) shall be accompanied by a certificate of the secretary or assistant secretary of each of Buyer and Buyer Sub, as applicable, dated as of the Closing Date, and certifying (i) the date and manner of adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(c)	The opinion of K&L contemplated by Section 8.01(c) of this Agreement.

(d)

Articles of Merger for each of the Merger and Bank Merger duly executed by Buyer and Buyer Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

9.03. Closing Transactions Required of Seller

At the Closing, Seller shall cause all of the following to be delivered to Buyer:

(a)

Articles of Merger for each of the Merger and the Bank Merger duly executed by Seller and Seller Sub, as the case may be, in accordance with the WVBCA and the OGCL and in appropriate form for filing, respectively, with the West Virginia Secretary of State and the Ohio Secretary of State.

(b)	The certificates of Seller and Seller Sub contemplated by Sections 8.01(a) and (b) of this Agreement.

(c)

Copies of all resolutions adopted by the directors of each of Seller and Seller Sub (i) approving and adopting this Agreement, and approving the Merger, the Bank Merger and the other transactions contemplated hereby, (ii) declaring that it is in the best interests of Seller and its shareholders that Seller enter into this Agreement and consummate the Merger and the Bank Merger on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to a vote at the Seller Meeting and (iv) subject to the provisions of Section 5.03 hereof, recommending that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (including the Merger), accompanied by a certificate of the secretary or the assistant secretary of each of Seller and Seller Sub, dated as of the Closing Date, and certifying (i) the date and manner of the adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

(d)	The opinion of Seller’s Counsel contemplated by Section 8.02(c) of this Agreement.

ARTICLE TEN

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

10.01. Non-Survival of Representations, Warranties and Covenants

The representations, warranties and covenants of Buyer, Buyer Sub, Seller, and Seller Sub set forth in this Agreement, or in any document delivered pursuant to the terms hereof or in connection with the transactions contemplated hereby, shall not survive the Closing and the consummation of the transactions referred to herein, other than covenants that by their terms are to survive or be performed after the Effective Time (including, without limitation, those set forth in Articles One and Two, and Sections 6.02, 6.06, 6.07, 7.01, 7.09, this Section 10.01, Section 11.02 and Article Twelve); except that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Surviving Corporation or the Surviving Bank Corporation (or any director, officer or controlling person thereof) of any defense in law or equity that otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Seller or Buyer.

ARTICLE ELEVEN

TERMINATION

11.01. Termination

This Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Buyer or the shareholders of Seller:

(a)	By mutual written agreement of Seller and Buyer duly authorized by action taken by or on behalf of their respective Boards of Directors;

(b)	By either Seller or Buyer, if its respective Board of Directors so determines, upon written notification to the non-terminating party by the terminating party:

(i)

at any time after July 25, 2025, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

(ii)	if the shareholders of Seller shall not have approved this Agreement by reason of the failure to obtain the Required Seller Vote upon a vote held at a Seller Meeting, or any adjournment thereof;

(iii)

if the shareholders of Buyer shall not have approved this Agreement and the issuance of Buyer Shares pursuant to this Agreement in connection with the Merger by reason of the failure to obtain the Required Buyer Vote upon a vote held at a Buyer Meeting, or any adjournment thereof; or

(iv)

if the approval of any Governmental Authority or Regulatory Authority required for consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Authority or Regulatory Authority, unless the failure to obtain such approval from a Governmental Authority or Regulatory Authority shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such Party set forth in this Agreement.

(c)	By Buyer, if its Board of Directors so determines, by providing written notice to Seller:

(i)

if prior to the Closing Date (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Seller or Seller Sub shall have become untrue such that the condition set forth at Section 8.01(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Seller of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Buyer is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Seller or Seller Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Seller or Seller Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Seller of written notice of such failure to comply or is incapable of being cured during such time period; or

(iii)

if (i) the Seller Board (A) modifies, qualifies, withholds or withdraws the Seller Board Recommendation in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Seller Board Recommendation), or makes any statement, filing or release, in connection with the Seller Meeting or otherwise, inconsistent with the Seller Board Recommendation, (B) breaches its obligations to call, give notice of and commence the Seller Meeting under Section 7.06(e), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) business days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Seller Board Recommendation within three (3) business days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach by Seller of Section 5.03.

(d)	By Seller, if its Board of Directors so determines, by providing written notice to Buyer:

(i)

if prior to the Closing Date (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein), any representation and warranty of Buyer or Buyer Sub shall have become untrue such that the condition set forth at Section 8.02(a) would not be satisfied and which breach has not been cured within thirty (30) calendar days following receipt by Buyer of written notice of breach or is incapable of being cured during such time period;

(ii)

if (provided, that Seller is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) Buyer or Buyer Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Buyer or Buyer Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within thirty (30) calendar days following receipt by Buyer of written notice of such failure to comply or is incapable of being cured during such time period;

(iii)	in connection with entering into a definitive agreement to effect a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 5.03(f); or

(iv)	at any time during the five-day period commencing on the Walkaway Determination Date (the “Seller Walkaway Right”), if:

(1)	the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

(2)

(a) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Buyer Ratio”) shall be less than (b) the number obtained by dividing the Index Price (as defined below) on the Walkaway Determination Date (as defined below) by the Index Price on the Starting Date (as defined below) (the “Index Ratio”) and subtracting 0.20 from such quotient;

subject	to the following.

If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer; provided that such notice of election to terminate may be withdrawn by Seller at any time within the aforementioned five-day period. If Seller elects to exercise its termination right pursuant to this Section 11.01(d)(iv), Seller shall give prompt written notice to Buyer (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the three (3) business day period commencing with its receipt of such notice, Buyer shall have the option to increase the Merger Consideration, by adjusting the Exchange Ratio (calculated to the nearest one one-hundredth) to equal the lesser of (x) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-hundredth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Buyer Ratio. If within such three (3) business day period, Buyer delivers written notice to Seller that it intends to pay such additional consideration as contemplated by the preceding sentence, and notifies Seller of the revised Exchange Ratio, then no termination of this Agreement shall have occurred pursuant to this Section 11.01(d)(iv), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 11.01(d)(iv), the following terms shall have the following meanings:

“Average Closing Price” means the volume weighted average trading price of Buyer Shares on the Nasdaq Global Select Market for the twenty (20) trading day period ending on the Walkaway Determination Date as reported by Bloomberg L.P.

“Walkaway Determination Date” means the later of (i) the first date on which all necessary bank regulatory approvals or non-objections have been received

(disregarding any waiting period) or (ii) the date on which the Seller’s shareholders approve this Agreement.

“Index Price” on a given date means the closing value of the Nasdaq Bank Index, as reported on Bloomberg.com, or if not reported therein, in another mutually agreed upon authoritative source.

“Starting Price” shall mean $27.50.

“Starting Date” shall mean July 25, 2024.

If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, non-acquisitive exchange of shares or similar transaction between the Starting Date and the Walkaway Determination Date (or establishes a record date in respect thereof), the prices for the common stock of Buyer shall be appropriately adjusted for the purposes of applying this Section 11.01(d)(iv).

11.02 Effect of Termination.

(a)

If this Agreement is validly terminated by either Seller or Buyer pursuant to Section 11.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Seller, Seller Sub, Buyer or Buyer Sub, except (i) in accordance with Section 10.01, (ii) that nothing contained herein shall relieve any party hereto from liability for any liabilities or damages arising out of its fraud or knowing breach of any provision of this Agreement and (iii) as provided in paragraphs (b)-(f) below.

(b)

Seller shall promptly pay to Buyer a termination fee of $37,000,000 (the “Termination Fee”) if this Agreement is terminated by (i) Buyer pursuant to Section 11.01(c)(iii) or (ii) Seller pursuant to Section 11.01(d)(iii).

(c)

In the event that this Agreement is terminated by Buyer or Seller pursuant to Section 11.01(b)(i) without the Required Seller Vote having been obtained (and the conditions set forth in Section 8.03(d) have been satisfied or the failure of the conditions set forth in Section 8.03(d) to have been satisfied is due to any action or failure to act by Seller or Seller Sub), or Section 11.01(b)(ii), and (i) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to the date specified in Section 11.01(b)(i) or prior to the Seller Meeting, as applicable, and (ii) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee; provided that, for the purposes of this Section 11.02(c) only, all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall instead be deemed to be references to “thirty percent (30%).”

(d)

In the event that this Agreement is terminated by Buyer pursuant to Sections 11.01(c)(i) or (ii) and (A) a bona fide Acquisition Proposal with respect to Seller shall have been publicly announced, disclosed or otherwise communicated to the Seller Board prior to any breach by Seller of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Sections 11.01(c)(i) or (ii) and (B) within twelve (12) months of such termination, Seller shall have entered into an agreement with respect to, or Seller shall have consummated, an Acquisition Transaction, then Seller shall pay to Buyer an amount equal to the Termination Fee.

(e)

Any payment of the Termination Fee required to be made pursuant to this Section 11.02 shall be made not more than two (2) business days after the date of the event giving rise to the obligation to make such payment, unless the Termination Fee is payable as a result of the termination of this Agreement by Seller pursuant to Section 11.02(c) or (d), in which case, the Termination Fee shall be payable concurrently with such termination. All payments under this Section 11.02 shall be made by wire transfer of immediately available funds to an account designated by Buyer. No payment of the Termination Fee under this Section 11.02 shall limit in any respect any rights or remedies available to Buyer relating to any breach or failure of Seller to perform any covenant or agreement set forth in Section 5.03 resulting, directly or indirectly, in the right to receive the Termination Fee under this Section 11.02. Buyer shall be reimbursed by Seller for all fees, costs and other expenses incurred by Buyer in connection with enforcing its right to any Termination Fee.

(f)

Buyer and Seller acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. The Termination Fee amounts payable by Seller pursuant to this Section 11.02 constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Buyer except in circumstances where no Termination Fee is payable. Accordingly, if Seller fails promptly to pay any amount due pursuant to this Section 11.02 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against Seller for the amount set forth in this Section 11.02, Seller shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at a rate per annum equal to three-month SOFR (as reported in The Wall Street Journal (Northeast edition), or if not reported therein, in another authoritative source selected by the party to which the payment is due) plus 200 basis points as in effect on the date such payment was required to be made.

ARTICLE TWELVE

MISCELLANEOUS

12.01. Notices

All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand, by telecopy or by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if sent by certified mail, postage prepaid, return receipt requested. All notices thereunder shall be delivered to the following addresses:

If to Seller, to:

Shannon M. Kuhl

Chief Legal Officer

Premier Financial Corp.

601 Clinton Street

Defiance, OH 43512

skuhl@yourpremierbank.com

with a copy to:

J. Brennan Ryan, Esquire

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, GA 30363

brennan.ryan@nelsonmullins.com

If to Buyer, to:

Jeffrey H. Jackson

President and Chief Executive Officer

Wesbanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

Jeff.Jackson@wesbanco.com

with a copy to:

James C. Gardill, Esquire

Phillips, Gardill, Kaiser & Altmeyer, PLLC

61 Fourteenth Street

Wheeling, WV 26003

jamesgardill@pgka.com

Any party to this Agreement may, by notice given in accordance with this Section 12.01, designate a new address for notices, requests, demands and other communications to such party.

12.02. Counterparts; Electronic Signatures

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall be deemed to constitute a single instrument. A signed copy of this Agreement transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an originally executed copy of this Agreement.

12.03. Entire Agreement; No Third-Party Rights

This Agreement and (i) the provisions of the related Non-Binding Indication of Interest, dated as of May 6, 2024, between Buyer and Seller that are stated therein to be binding (the “IoI Provisions”) and (ii) the Mutual Non-Disclosure and Non-Solicitation Agreement, dated as of February 8, 2024, between Buyer and Seller (the “NDA”) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the IOI Provisions and the NDA and (b) except for the provisions of Article Two, Sections 6.02, 6.06 and 6.07 of this Agreement, are not intended to confer upon any person other than the parties hereto and thereto (and their respective successors and assigns) any rights or remedies.

12.04. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns (including successive, as well as immediate, successors and permitted assigns) of the parties hereto. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

12.05. Captions

The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as part of this Agreement.

12.06. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of West Virginia without giving effect to principles of conflicts or choice of laws (except to the extent that mandatory provisions of federal law are applicable).

12.07. Payment of Fees and Expenses

Except as otherwise agreed in writing, each party hereto shall pay all costs and expenses, including legal and accounting fees, and all expenses relating to its performance of, and compliance with, its undertakings herein. All fees to be paid to Governmental Authorities and Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne by Buyer.

12.08. Amendment

From time to time and at any time prior to the Effective Time, this Agreement may be amended only by an agreement in writing executed in the same manner as this Agreement, after authorization of such action by the Boards of Directors of the Constituent Corporations; except that after the Seller Meeting, this Agreement may not be amended if it would violate the OGCL, WVBCA or the federal securities laws or the rules of the Nasdaq.

12.09. Waiver

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

12.10. Confidential Supervisory Information

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) (“Confidential Supervisory Information”) by any Party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply, but no representation or warranty shall be deemed untrue, incorrect or incomplete, as a consequence of the omission of Confidential Supervisory Information.

12.11. Disclosure Schedules

In the event of any inconsistency between the statements in the body of this Agreement and those in the Seller Disclosure Schedule or the Buyer Disclosure Schedule (other than an exception expressly set forth as such in the Seller Disclosure Schedule or the Buyer Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

12.12. Waiver of Jury Trial

Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

12.13. Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.14. Specific Performance

The Parties agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer, Buyer Sub, Seller or Seller Sub may have at law or under this Agreement, Buyer, Buyer Sub, Seller or Seller Sub shall be entitled to seek specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement; provided, however, that no specific performance will be available to Buyer or Buyer Sub if Buyer has already received the Termination Fee.

[Remainder of page intentionally left blank; Signature page follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of Buyer, Buyer Sub, Seller and Seller Sub to be effective as of the date set forth in the first paragraph above.

ATTEST:	BUYER

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson

Printed Name: Jeffrey H. Jackson Title: President and Chief Executive Officer

ATTEST:	BUYER BANK

/s/ Linda Woodfin	By:	/s/ Jeffrey H. Jackson

Printed Name: Jeffrey H. Jackson Title: President and Chief Executive Officer

ATTEST:	SELLER

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman

Printed Name: Donald P. Hileman Title: Executive Chairman

ATTEST:	SELLER BANK

/s/ Shannon Kuhl	By:	/s/ Donald P. Hileman

Printed Name: Donald P. Hileman Title: Executive Chairman

EXHIBIT A

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of July 25, 2024, by and between Wesbanco, Inc., a West Virginia corporation (“Buyer”), and the undersigned holder (the “Shareholder”) of shares of common stock, par value $0.01 per share ( the “Seller Shares”), of Premier Financial Corp., an Ohio corporation (“Seller”).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Wesbanco Bank, Inc., a West Virginia corporation, Seller and Premier Bank, an Ohio corporation, have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for, among other things, the merger of Seller with and into Buyer (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder beneficially owns the number of Seller Shares, and holds other rights to acquire the number of Seller Shares, indicated on Schedule 1 attached hereto;

WHEREAS, as used herein, the term “Shares” means all Seller Shares Shareholder owns of record or beneficially (excluding any Shares underlying performance share units convertible into) on the date of this Agreement and all Seller Shares that the Shareholder purchases or acquires the right to vote or acquires beneficial ownership of (as defined in Rule 13d-3 of the Exchange Act) prior to the Expiration Date (as defined in Section 2 below), whether by the exercise of any stock options or otherwise;

WHEREAS, as used herein, the term “Sole Voting Shares” means those Shares for which Shareholder has sole voting discretion and which are not held in a fiduciary capacity.

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined in Section 2 hereof), at any meeting of the shareholders of Seller, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Seller, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise use reasonable efforts to cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sole Voting Shares that such Shareholder shall be entitled to so vote (i) in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement, and any action that could reasonably be expected to facilitate the Merger; (ii) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Seller contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, inhibit or preclude the timely consummation of the Merger or the fulfillment of a condition under the Merger Agreement to Seller’s and Buyer’s respective obligations to consummate the Merger or change in any manner the voting rights of any class of shares of Seller (including any amendments to Seller’s articles of incorporation or bylaws); and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

(c)

Shareholder will use good faith efforts to (i) cause the Shares that do not constitute Sole Voting Shares to appear at such meeting, and (ii) vote or cause the Shares that do not constitute Sole Voting Shares to be voted as described in (b) above.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the date on which Seller receives the requisite approval of the shareholders of Seller of the Merger, the Merger Agreement or any Acquisition Proposal, (ii) the date the Merger Agreement is terminated pursuant to Article Eleven thereof, (iii) written notice by Buyer to Shareholder of the termination of this Agreement, (iv) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or value of, changes the form of, the Merger Consideration. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares; No Voting Trusts.

(a) Until the requisite approval of the shareholders of Seller, the Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, sell, assign, transfer, offer, exchange, pledge or otherwise dispose of or encumber (including, without limitation, by the creation of a Lien (as defined in Section 4(c) below) (each, a “Transfer”), or enter into any contract, option, commitment or other arrangement or understanding with respect to, or consent to, any Transfer of, any Shares beneficially owned by the Shareholder or the Shareholder’s voting or economic interest therein. Notwithstanding the foregoing, the Shareholder may make Transfers (a) by will or by operation of law, in which case this Agreement shall bind the transferee, (b) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, subject to the transferee’s agreement in writing, in form and substance reasonably satisfactory to Buyer, to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (c) to another shareholder of Seller who previously entered into a Voting Agreement with Buyer and (d) with Buyer’s prior written consent, which such consent may be granted or withheld in Buyer’s sole discretion.

(b) The Shareholder agrees that the Shareholder shall not, and shall not permit any entity under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with the Buyer.

4. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Buyer as follows:

(a)

the Shareholder has the complete and unrestricted power and the unqualified right to enter into, execute, deliver and perform his or her obligations under this Agreement, and no consent, approval, authorization or filing on the part of the Shareholder is required in connection therewith;

(b)

this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding agreement of Buyer, is a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)

the Shareholder beneficially owns the Shares indicated on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”) and subject only to any applicable award agreements from Seller granting the interest in said Shares and the voting and disposition rights of others who hold beneficial ownership rights in the Shares as of the date hereof;

(d)

except pursuant to this Agreement, including as described in 4(c) above, and there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or voting of any of the indicated on Schedule 1 and there are no voting trusts or voting agreements with respect to the Shares indicated on Schedule 1;

(e)	the Shareholder does not beneficially own any Seller Shares other than the Shares indicated on Schedule 1;

(f)

the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a breach of or default (with or without notice or lapse of time or both) under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder or the Shareholder’s property or assets is subject.

5. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, solely in his or her capacity as a shareholder of Seller, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his or her affiliates to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his or her representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Seller or any Seller Subsidiary or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

6. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and the Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction by specific performance or injunctive relief, in addition to any other remedy that Buyer may have at law or in equity. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder hereunder may be assigned without the prior written consent of Buyer.

7. No Waivers. No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach by the Shareholder or any other such shareholder of Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Buyer shall have no authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

9. Capacity as Shareholder. The Shareholder is signing this Agreement solely in the Shareholder’s capacity as a shareholder of Seller, and not in the Shareholder’s capacity as a director, officer or employee of Seller or any Seller Subsidiary or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way (a) restrict a director and/or officer of Seller in the exercise of his or her fiduciary duties, consistent with the terms of the Merger Agreement, as a director and/or officer of Seller or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or (b) prevent or be construed to create any obligation on the part of any director and/or officer of Seller or any trustee or fiduciary of any employee benefit plan or trust from taking any action or omitting to take any action in such capacity.

10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the purpose and intent of this Agreement.

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are fulfilled to the greatest extent possible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Buyer. The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the SEC and in any press release or other disclosure document the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments and obligations pursuant to this Agreement.

15. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of West Virginia, without giving effect to the principles of conflicts of laws thereof that would cause the application of the laws of any other jurisdiction.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of Seller has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of Seller’s articles of incorporation or bylaws, the Merger pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first written above.

SHAREHOLDER

Name:

WESBANCO, INC.

By:
Name:
Title:

Schedule 1

To Voting Agreement of [NAME]

Total Shares Beneficially Owned	Sole Voting Shares

Annex B

July 25, 2024

Board of Directors

WesBanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

Members of the Board of Directors:

We understand that Premier Financial Corp. (the “Target”) and Wesbanco, Inc. (the “Company,”) propose: (i) to enter into the Agreement (defined below) pursuant to which, among other things, the Target will be merged with and into the Company, followed by the merger of the Target’s banking subsidiary, Premier Bank with and into Wesbanco Bank, Inc. (the “Transaction”) and (ii) that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share, of the Target (the “Common Shares”), other than the Trust Account Shares and DPC Shares (each as defined in the Agreement), will be converted into the right to receive 0.80 shares of common stock, $2.0833 par value per share, of the Company (the “Exchange Ratio”). The Board of Directors of the Company (the “Board” or “you”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that as of the date of this Opinion there are approximately 35.98 million Common Shares issued and outstanding of the Target (including unvested performance share units) and approximately 59.72 million shares of common stock of the Company issued and outstanding, on a fully diluted basis.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of July 25, 2024 (the “Agreement”);

2.

reviewed certain information related to the historical financial condition and prospects of the Target and the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for the Target for the periods ending September 30, 2024 and December 31, 2024 through 2029 prepared by management of the Company based on analyst consensus estimates and the Target’s long-term growth rates and approved by you for use by Raymond James (the “Target Projections”), (b) financial projections for the Company for the periods ended September 30, 2024 and December 31, 2024 through 2029 prepared by management of the Company based on analyst consensus estimates and the Company’s long-term growth rates, and approved by you for use by Raymond James (together with the Target Projections, the “Projections”) and (c) certain forecasts and estimates of potential cost savings, transaction expenses, operating efficiencies, revenue effects, fair market value adjustments and other synergies expected to result from the Transaction, as prepared by management of the Company and approved by you for use by Raymond James (the “Merger Adjustments”);

3.

reviewed the Target’s and the Company’s audited financial statements for years ended December 31, 2023, 2022 and 2021 and unaudited financial statements for the three month period ended March 31, 2024 as they appear in their respective filings with the Securities and Exchange Commission;

4.	reviewed a draft of the Target’s and the Company’s unaudited financial statements for the three and six month periods ended June 30, 2024, excluding notes thereto;

5.	reviewed the Target’s and the Company’s recent public filings and certain other publicly available information regarding the Target and the Company;

6.	reviewed the financial and operating performance of the Target and the Company and those of other selected public companies that we deem to be relevant;

7.	considered certain publicly available financial terms of certain transactions that we deem to be relevant;

8.

reviewed the current and historical market prices for the Common Shares and the Company’s common stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

10.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) of the Company and the Target provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Target and the Company and the financial condition and future prospects and operations of the Target and the Company; and

12.

reviewed certain potential pro forma financial effects of the Transaction on the Company, as well as certain balance sheet assumptions, including the offer and sale by the Company of approximately $200 million Company common stock to support the Transaction, as provided by management of the Company (the “Offering”).

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or the Target or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Target is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Target is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Target. We are not experts in generally accepted accounting principles in the Unites States (GAAP) in general and also specifically regarding the evaluation of loan and lease portfolios for purposes of assessing the adequacy of allowances or reserves for any losses with respect to the Target; accordingly, we have assumed that such allowances and reserves are in the aggregate adequate to cover such losses.

With respect to the Projections, Merger Adjustments and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Merger Adjustments and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of each of the Company and the Target, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate, misleading or was required to be updated during the period of our review. We express no opinion with respect to the Projections or Merger Adjustments, or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. In addition, we have assumed that the Offering will occur on the terms and in the time frame described by management of the Company. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Target or the Company that would be material to our analyses or this Opinion.

As contemplated by the Agreement, we have assumed that the Transaction will qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder.

This Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of July 24, 2024 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. The credit, financial and stock markets have been experiencing unusual volatility (arising from factors related to, among other things, general economic conditions, geopolitical and economic uncertainty and inflation) and Raymond James expresses no opinion or view as to any potential effects of such volatility on the Transaction, the Company, or the Target. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We express no opinion as to the likely trading range of the Company’s common stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, the Target and the Transaction, including, without limitation, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In formulating our opinion, we have considered only what we understand to be the Exchange Ratio to be paid by the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Target’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company or the Target, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (ii) the fairness of the Transaction to any one class or group of the Company’s, the Target’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, the Target’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Target or the ability of the Company or the Target to pay their respective obligations when they come due. We have undertaken no independent analysis of the Company’s anticipated funding sources for the Transaction, whether cash, debt, or a combination thereof. With your consent, this Opinion makes no assumption concerning, and therefor does not consider, the potential effects of any funding sources on the Transaction, other than the Offering.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. Raymond James has also been engaged to serve as placement agent to the Company in the Offering, a private placement of common equity. Lastly, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Target for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this Opinion, Raymond James has provided certain services to the Company, including (i) serving as placement agent on the Company’s July 2024 subscription offering, for which it is due a fee at the closing of the Transaction, and (ii) fixed income trading activity. In the two years preceding the date of this Opinion, Raymond James has also engaged in certain fixed income trading activity with the Target, for which it received compensation. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or the Target or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is solely for the information of the Board in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company or Target regarding how said director or shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to the Board or any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement/prospectus used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement/prospectus.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex C

July 25, 2024

Board of Directors

Premier Financial Corp.

601 Clinton Street

Defiance, OH 43512

Ladies and Gentlemen:

Premier Financial Corp. (“Seller”), Premier Bank (“Seller Sub”), Wesbanco, Inc. (“Buyer”) and Wesbanco Bank, Inc. (“Buyer Sub”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Seller will, subject to the terms and conditions set forth therein, merge with and into Buyer (the “Merger”) so that Buyer is the surviving corporation in the Merger. As set forth in the Agreement, at the Effective Time, each Seller Share issued and outstanding immediately prior to the Effective Time, except for certain Seller Shares as specified in the Agreement, shall be converted into and exchangeable for the right to receive 0.80 (the “Exchange Ratio”) of a Buyer Share. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Seller Shares.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Seller and Seller Sub that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer and Buyer Sub that we deemed relevant; (iv) publicly available mean analyst net income to common estimates for Seller for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Seller for the years thereafter and estimated dividends per share for Seller for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Seller; (v) publicly available mean analyst net income to common estimates for Buyer for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Buyer for the years thereafter and estimated dividends per share for Buyer for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Buyer and its representatives; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, Buyer restructuring portions of its balance sheet and the offer and sale of a certain amount of Buyer common stock prior to closing of the Merger, as provided by the senior management of Buyer and its representatives; (vii) the publicly reported historical price and trading activity for Seller Shares and Buyer Shares, including a comparison of certain stock trading information for Seller Shares and Buyer Shares and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Seller and Buyer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Seller and its representatives the business, financial condition, results of operations and prospects of Seller and held similar discussions with certain members of the senior management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Seller, Buyer or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Seller and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Seller or Buyer, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Seller or Buyer, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Seller or Buyer, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Seller or Buyer or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for Seller and Buyer and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available mean analyst net income to common estimates for Seller for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Seller for the years thereafter and estimated dividends per share for Seller for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Seller. In addition, Piper Sandler used publicly available mean analyst net income to common estimates for Buyer for the quarters ending September 30, 2024 and December 31, 2024 and the year ending December 31, 2025, as well as an estimated annual earnings growth rate for Buyer for the years thereafter and estimated dividends per share for Buyer for the years ending December 31, 2024 through December 31, 2028, as provided by the senior management of Buyer and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, Buyer restructuring portions of its balance sheet and the offer and sale of a certain amount of Buyer common stock prior to closing of the Merger, as provided by the senior management of Buyer and its representatives. With respect to the foregoing information, the respective senior managements of Seller and Buyer confirmed to us that such information reflected the best currently available estimates and judgements of those respective senior managements as to the future financial performance of Seller and Buyer, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Seller and Buyer will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Seller, Buyer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Seller has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Seller Shares or Buyer Shares at any time or what the value of a Buyer Share will be once the shares are actually received by the holders of Seller Shares.

We have acted as Seller’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Seller has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to Seller in the two years preceding the date hereof, nor did Piper Sandler provide any investment banking services to Buyer in the two years preceding the date hereof. As previously disclosed, a member of the Piper Sandler investment banking team providing advisory services to Seller in connection with the Merger holds approximately 39,000 Seller Shares. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Seller, Buyer and their respective affiliates. We may also actively trade the equity and debt securities of Seller, Buyer and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Seller in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Seller as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Seller Shares and does not address the underlying business decision of Seller to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Seller or the effect of any other transaction in which Seller might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Seller officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement/Prospectus, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Seller Shares from a financial point of view.

Very truly yours,

Annex D

ARTICLES OF AMENDMENT

TO THE

RESTATED ARTICLES OF INCORPORATION

OF

WESBANCO, INC.

Pursuant to the provisions of Section 1006, Article 10, Chapter 31D of the Code of West Virginia, the undersigned Corporation adopted the following Articles of Amendment to its Restated Articles of Incorporation, as amended:

FIRST: The name of the corporation is Wesbanco, Inc. (the “Corporation”).

SECOND: The following amendment (“Amendment”) to the Restated Articles of Incorporation was adopted by the Shareholders of the Corporation at a Special Meeting of the Shareholders on    , 2024 in the manner prescribed by W.Va. Code §31D-10-1003:

That the authorized common stock of the Corporation be increased from 100,000,000 shares of the par value of $2.0833 per share to 200,000,000 shares of the par value of $2.0833 per share.

THIRD: Article IV of the Restated Articles of Incorporation, as amended, of the Corporation shall, accordingly, be further amended and re-enacted to read as follows:

IV. The total number of shares of all classes of capital stock which the corporation shall have authority to issue shall be 201,000,000 shares, which shall be divided into 200,000,000 shares of common stock of the par value of $2.0833 per share, and 1,000,000 shares of preferred stock, without par value.

(1) The designations, powers, rights and preferences, and the qualifications, limitations and restrictions, of the preferred stock shall be as fixed and determined, from time to time, by the Board of Directors, and the Board of Directors is authorized and empowered at any time, and from time to time, to direct and provide for the issuance of shares of preferred stock in one or more classes or series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting power, and with such dividend rights, rates and conditions, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, as shall be fixed and determined, by the Board of Directors, by resolution or resolutions duly adopted.

FOURTH: The number of shares of common stock outstanding at the time of such adoption of the Amendment was     shares and the number of shares of common stock entitled to vote was    .

FIFTH: The designation and number of outstanding shares of each class entitled to vote, as a class, were as follows:

CLASS     NUMBER OF SHARES

Common

SIXTH: The number of shares voted for the Amendment was     , the number of shares voted against the Amendment was     ; and the number of shares abstaining was     .

SEVENTH: The number of shares of each class entitled to vote as a class voted for and against the Amendment was:

CLASS    NUMBER OF SHARES VOTED

Common     For:       Against:      Abstain:

EIGHTH: The manner in which any exchange, reclassification or cancellation of issued shares provided for in this Amendment shall be affected, is as follows: All outstanding common stock and preferred stock certificates shall be unaffected by the change and shall continue to represent the number of shares reflected thereon.

NINTH: The amount of the authorized capital stock of this Corporation shall be increased from the current 101,000,000 shares, which is divided into 100,000,000 shares of common stock of the par value of $2.0833 per share, and 1,000,000 shares of preferred stock, without par value, to 201,000,000 shares consisting of 200,000,000 shares of common stock of the par value of $2.0833, and 1,000,000 shares of preferred stock, without par value.

TENTH: Except as amended by these Articles of Amendment, the Restated Articles of Incorporation of the Corporation, as amended, shall remain in full force and effect.

ELEVENTH: The effective time of these Articles of Amendment is at 5:00 p.m. on the date of filing of these Articles of Amendment.

Dated this    day of      , 2024.

WESBANCO, INC.

By:
Jeffrey H. Jackson, President

And
Linda M. Woodfin, Secretary

STATE OF WEST VIRGINIA,

COUNTY OF OHIO, TO-WIT:

I,      , a Notary Public, do hereby certify that on this    day of      , 2024, personally appeared before me, JEFFREY H. JACKSON and LINDA M. WOODFIN, who, being by me first duly sworn, declared that they are the President and Secretary, respectively, of WESBANCO, INC., that they signed the foregoing document as President and Secretary of the corporation, and that the statements therein contained are true.

Notary Public

My commission expires:

(SEAL)

This instrument was prepared by James C. Gardill, Esq., PHILLIPS, GARDILL, KAISER & ALTMEYER, PLLC, 61-14th Street, Wheeling, WV 26003.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Wesbanco’s amended and restated bylaws (the “Bylaws”) provide, and West Virginia law permits, the indemnification of directors and officers against certain liabilities. Officers and directors of Wesbanco and its subsidiaries are indemnified, to the maximum extent permitted under the West Virginia Business Corporation Act (including advanced indemnification payments), against liabilities incurred in connection with proceedings in which they are made parties by reason of their being or having been directors or officers of the corporation, except for certain prohibitions set forth in Wesbanco’s Bylaws regarding “prohibited indemnification payments.” Wesbanco does provide indemnity insurance to its officers and directors. Such insurance will not, however, indemnify officers or directors for willful misconduct or gross negligence in the performance of a duty to Wesbanco.

I. Article VI of the Bylaws of Wesbanco provides:

Indemnification of Directors and Officers

SECTION 1. Indemnification. Each director and officer, whether or not then in office, shall be indemnified by the corporation against liability incurred by and imposed upon him in connection with or resulting from any action, suit or proceeding, to which he may be made a party by reason of his being or having been a director or officer of the corporation, or of any other company which he served at the request of the corporation, to the maximum extent permitted under the West Virginia Business Corporation Act, except as prohibited by Section 2 and Section 4 of this Article VI. The foregoing right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in accordance with the provisions of the West Virginia Business Corporation Act.

SECTION 2. Prohibited Indemnification Payment. Notwithstanding the provisions of Section 1 of this Article VI, no director or officer shall receive a “prohibited indemnification payment,” which is any payment or agreement to make a payment to pay or reimburse such director or officer for any liability or legal expenses in any administrative proceeding brought by the appropriate federal banking agency that results in a final order or settlement in which the director or officer is assessed a civil money penalty, is removed or prohibited from conducting the business of banking, or is required to cease an action or take any affirmative action, including making restitution, with respect to Wesbanco Bank, Inc. or the corporation.

SECTION 3. Insurance. The corporation may purchase commercial insurance to cover certain costs that the corporation incurs under the indemnification provisions of Section 1 of this Article VI. Costs that may be covered include legal expenses and restitution that an individual may be ordered to make to the corporation. Such insurance may not, however, pay or reimburse a director or officer for any final judgment or civil money penalty assessed against such individual. Furthermore, partial indemnification for legal expenses is permitted in connection with a settlement when there is a formal and final finding that the director or officer has not breached a fiduciary duty, engaged in unsafe or unsound practices, and is not subject to a final prohibition order.

SECTION 4. Determination that Indemnification is Proper. The corporation may make or agree to make a reasonable indemnification payment if all of the following conditions are met: (i) the board of directors investigates and determines in writing that the director or officer acted in good faith and in the best interests of Wesbanco Bank, Inc.; (ii) the board of directors investigates and determines that the payment will not materially adversely affect the safety and soundness of Wesbanco Bank, Inc. or the corporation; (iii) the payment does not fall within the definition of a prohibited indemnification payment; and (iv) the director or officer agrees in writing to reimburse the corporation, to the extent not covered by permissible insurance, for advanced indemnification payments that subsequently become prohibited indemnification payments.

II. W. Va. Code Section 31D-8-851 through Section 31D-8-856 provides:

Section 31D-8-851. Permissible Indemnification.

(a) Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he or she is a director against liability incurred in the proceeding if:

(1) (A) He or she conducted himself or herself in good faith; and

(B) He or she reasonably believed: (i) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation; and (ii) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

(C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or

(2) He or she engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by subdivision (5), subsection (b), section two hundred two, article two of this chapter.

(b) A director’s conduct with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subparagraph (ii), paragraph (B), subdivision (1), subsection (a) of this section.

(c) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not determinative that the director did not meet the relevant standard of conduct described in this section.

(d) Unless ordered by a court under subdivision (3), subsection (a), section eight hundred fifty-four of this article, a corporation may not indemnify a director:

(1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (a) of this section; or

(2) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in his or her official capacity.

Section 31D-8-852. Mandatory Indemnification.

A corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

Section 31D-8-853. Advance for Expenses.

(a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:

(1) A written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in section eight hundred fifty-one of this article or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by subdivision (4), subsection (b), section two hundred two, article two of this chapter; and

(2) His or her written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification under section eight hundred fifty-two of this article and it is ultimately determined under section eight hundred fifty-four or eight hundred fifty-five of this article that he or she has not met the relevant standard of conduct described in section eight hundred fifty-one of this article.

(b) The undertaking required by subdivision (2), subsection (a) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

(c) Authorizations under this section are to be made:

(1) By the board of directors:

(A) If there are two or more disinterested directors, by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote; or

(B) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection (c), section eight hundred twenty-four of this article in which authorization directors who do not qualify as disinterested directors may participate; or

(2) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization; or

(3) By special legal counsel selected in a manner in accordance with subdivision (2), subsection (b), section eight hundred fifty-five of this article.

Section 31D-8-854. Circuit Court-Ordered Indemnification and Advance for Expenses.

(a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or an advance for expenses to the circuit court conducting the proceeding or to another circuit court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the circuit court shall:

(1) Order indemnification if the circuit court determines that the director is entitled to mandatory indemnification under section eight hundred fifty-two of this article;

(2) Order indemnification or advance for expenses if the circuit court determines that the director is entitled to indemnification or advance for expenses pursuant to a provision authorized by subsection (a), section eight hundred fifty-eight of this article; or

(3) Order indemnification or advance for expenses if the circuit court determines, in view of all the relevant circumstances, that it is fair and reasonable:

(A) To indemnify the director; or

(B) To advance expenses to the director, even if he or she has not met the relevant standard of conduct set forth in subsection (a), section eight hundred fifty-one of this article, failed to comply with section eight hundred fifty-three of this article or was adjudged liable in a proceeding referred to in subdivision (1) or (2), subsection (d), section eight hundred fifty-one of this article, but if he or she was adjudged so liable his or her indemnification is to be limited to reasonable expenses incurred in connection with the proceeding.

(b) If the circuit court determines that the director is entitled to indemnification under subdivision (1), subsection (a) of this section or to indemnification or advance for expenses under subdivision (2) of said subsection, it shall also order the corporation to pay the director’s reasonable expenses incurred in connection with obtaining circuit court-ordered indemnification or advance for expenses. If the circuit court determines that the director is entitled to indemnification or advance for expenses under subdivision (3) of said subsection, it may also order the corporation to pay the director’s reasonable expenses to obtain circuit court-ordered indemnification or advance for expenses.

Section 31D-8-855. Determination and Authorization of Indemnification.

(a) A corporation may not indemnify a director under section eight hundred fifty-one of this article unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he or she has met the relevant standard of conduct set forth in section eight hundred fifty-one of this article.

(b) The determination is to be made:

(1) If there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote;

(2) By special legal counsel:

(A) Selected in the manner prescribed in subdivision (1) of this subsection; or

(B) If there are fewer than two disinterested directors, selected by the board of directors in which selection directors who do not qualify as disinterested directors may participate; or

(3) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

(c) Authorization of indemnification is to be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification is to be made by those entitled under paragraph (B), subdivision (2), subsection (b) of this section to select special legal counsel.

Section 31D-8-856. Indemnification of Officers.

(a) A corporation may indemnify and advance expenses under this part to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

(1)To the same extent as a director; and

(2) If he or she is an officer but not a director, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for:

(A) Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding; or

(B) Liability arising out of conduct that constitutes:

(i) Receipt by him or her of a financial benefit to which he or she is not entitled;

(ii) An intentional infliction of harm on the corporation or the shareholders; or

(iii) An intentional violation of criminal law.

(b) The provisions of subdivision (2), subsection (a) of this section apply to an officer who is also a director if the basis on which he or she is made a party to the proceeding is an act or omission solely as an officer.

(c) An officer of a corporation who is not a director is entitled to mandatory indemnification under section eight hundred fifty-two of this article and may apply to a court under section eight hundred fifty-four of this article for indemnification or an advance for expenses in each case to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors’ and officers’ liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:

Exhibit	Title

2.1	Agreement and Plan of Merger, dated as of July 25, 2024, by and among Wesbanco, Inc., Wesbanco Bank, Inc., Premier Financial Corp. and Premier Bank (incorporated by reference to Annex A of the joint proxy statement/prospectus included in this Registration Statement)

3.1	Restated Articles of Incorporation of Wesbanco, Inc. (incorporated by reference to Exhibit 3.2 of Wesbanco, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020)

3.2	Articles of Amendment to the Articles of Incorporation of Wesbanco, Inc. (incorporated by reference to Exhibit 3.1 of Wesbanco, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2020)

Exhibit	Title

3.3	Bylaws of Wesbanco, Inc. (As Amended and Restated May 4, 2021) (incorporated by reference to Exhibit 3.1 of Wesbanco, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, filed with the Securities and Exchange Commission on May 6, 2021)

5.1	Opinion of Phillips, Gardill, Kaiser & Altmeyer, PLLC as to the legality of the shares of common stock registered hereby**

8.1	Opinion of K&L Gates LLP as to certain tax matters**

8.2	Opinion of Nelson Mullins Riley & Scarborough LLP as to certain tax matters

10.1	Consulting Agreement, dated as of October 3, 2024, by and between Donald P. Hileman, Wesbanco, Inc. and Wesbanco Bank, Inc.**

23.1	Consent of Ernst & Young LLP

23.2	Consent of Crowe LLP

23.3	Consent of Phillips, Gardill, Kaiser & Altmeyer, PLLC (included in Exhibit 5.1)

23.4	Consent of K&L Gates LLP (included in Exhibit 8.1)

23.5	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page hereto)**

99.1	Form of Proxy for Special Meeting of Wesbanco, Inc. Shareholders

99.2	Form of Proxy for Special Meeting of Premier Financial Corp. Shareholders

99.3	Consent of Raymond James & Associates, Inc.**

99.4	Consent of Piper Sandler & Co.**

99.5	Consent of Zahid Afzal**

99.6	Consent of Louis M. Altman**

99.7	Consent of John L. Bookmyer**

99.8	Consent of Lee Burdman**

107	Filing Fee Table**

*

Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Wesbanco, Inc. agrees to furnish supplementally a copy of any omitted attachment to the U.S. Securities and Exchange Commission on a confidential basis upon request.

**	Previously filed.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

(1)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheeling, State of West Virginia, on October 22, 2024.

WESBANCO, INC.

By:	/s/ Jeffrey H. Jackson
Jeffrey H. Jackson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey H. Jackson Jeffrey H. Jackson	President, Chief Executive Officer & Director (Principal Executive Officer)	October 22, 2024

/s/ Daniel K. Weiss, Jr. Daniel K. Weiss, Jr.	Senior Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	October 22, 2024

* Christopher V. Criss	Chairman of the Board

* Rosie Allen-Herring	Director

* Todd F. Clossin	Director

* James W. Cornelsen	Director

* Michael J. Crawford	Director

* Abigail M. Feinknopf	Director

* Robert J. Fitzsimmons	Director

* Denise Knouse-Snyder	Director

* D. Bruce Knox	Director

* Lisa A. Knutson	Director

* Jay T. McCamic	Director

* F. Eric Nelson, Jr.	Director

* Gregory S. Proctor, Jr.	Director

* Joseph R. Robinson	Director

* Kerry M. Stemler	Director

*By:	/s/ Daniel K. Weiss, Jr.	Attorney-in-Fact	October 22, 2024
Daniel K. Weiss, Jr.